                                                          Rule 424(b)(3)
                                                          File No. 333-35559


                          CORPORATE EXPRESS, INC.
                          DATA DOCUMENTS INCORPORATED

                                  ----------

                         PROXY STATEMENT AND PROSPECTUS

  This Proxy Statement and Prospectus ("Proxy Statement and Prospectus") relates to the proposed merger (the "Merger") of IDD Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Corporate Express, Inc. ("Corporate Express") with and into Data Documents Incorporated ("Data Documents") pursuant to an Agreement and Plan of Merger dated September 10, 1997 among Corporate Express, Acquisition Sub and Data Documents (the "Merger Agreement"). As a result of the Merger, Data Documents will become a wholly owned subsidiary of Corporate Express and the stockholders of Data Documents will receive Corporate Express common stock, par value $.0002 per share ("Corporate Express Common Stock"), in exchange for all of the issued and outstanding shares of Data Documents common stock, par value $.001 per share ("Data Documents Common Stock"). Pursuant to the Merger, each outstanding share of Data Documents Common Stock will be converted into 1.1 shares of Corporate Express Common Stock (the "Exchange Ratio"). The Exchange Ratio is subject to adjustment as described herein if the average of the closing prices of Corporate Express Common Stock, as reported on The Nasdaq National Market ("Nasdaq") for ten trading days selected randomly from the twenty consecutive trading days ending five trading days prior to the special meeting of Data Documents' stockholders to approve the Merger (the "Corporate Express Stock Value"), is less than $15.00 or greater than $18.20. If the Corporate Express Stock Value is less than $15.00, then Corporate Express has the right to increase the Exchange Ratio to the number (expressed as a decimal fraction) which, when multiplied by the Corporate Express Stock Value, will equal $16.50 and the Merger shall be consummated on the basis of such increased Exchange Ratio. In the event Corporate Express does not elect to increase the Exchange Ratio, then Data Documents may at its option either (i) terminate the Merger Agreement or (ii) consummate the Merger. Notwithstanding the forgoing, even if Corporate Express does elect to increase the Exchange Ratio, Data Documents may at its option terminate the Agreement if the Corporate Express Stock Value is less than $10.00. See "The Merger--Adjustments to Merger Consideration." The Data Documents Board of Directors does not currently intend to resolicit proxies in the event that the right to terminate, as described above, arises. See "The Special Meeting--Solicitation of Proxies."

  Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Data Documents Common Stock present, either in person or by proxy, at the special meeting. Certain executive officers and employee directors of Data Documents, representing approximately 15.9% of Data Documents Common Stock, have executed and delivered irrevocable proxies to Corporate Express to vote their shares in favor of the Merger. Data Documents' stockholders will not be entitled to any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Merger. Since any adjustment to the Exchange Ratio will occur after the date of this Proxy Statement and Prospectus, stockholders will not know the Exchange Ratio at the time of their vote, but may obtain the Exchange Ratio beginning five trading days prior to the special meeting by calling (800) 463-5830, and may revoke their vote by facsimile as provided below. On October 13, 1997, the closing price of the Corporate Express Common Stock was $20.625 per share. If the trading price of Corporate Express Common Stock were to stay at $20.625 per share to the closing date of the Merger, the Exchange Ratio would be 1.0 shares of Corporate Express Common Stock for each share of Data Documents Common Stock. See "The Merger--Adjustments to Merger Consideration."

  This Proxy Statement and Prospectus serves as the proxy statement for Data Documents for its special meeting of stockholders to be held November 14, 1997. See "The Special Meeting."

  TO FACILITATE THE VOTING PROCESS FOR THE SPECIAL MEETING, STOCKHOLDERS OF DATA DOCUMENTS WILL BE ABLE TO VOTE THEIR SHARES AND REVOKE THEIR VOTES BY FACSIMILE, BY THE STATED TIME OF THE SPECIAL MEETING, AT THE FOLLOWING TELEPHONE NUMBER--(402) 339-9270. SEE "THE SPECIAL MEETING--VOTING OF PROXIES" AND "--REVOCATION OF PROXIES".

  This Proxy Statement and Prospectus also constitutes a prospectus of Corporate Express with respect to up to 10,387,630 shares of Corporate Express Common Stock to be issued to stockholders of Data Documents pursuant to the Merger Agreement. This Proxy Statement and Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Data Documents on or about October 24, 1997.

  SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS IN EVALUATING THE MERGER.

  No persons have been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Prospectus in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representation should not be relied upon as having been authorized by Corporate Express or Data Documents. This Proxy Statement and Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement and Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create any implication that there has been no change in the affairs of Corporate Express or Data Documents since the date hereof or that the information set forth or incorporated by reference herein is correct as of any time subsequent to its date. All information herein with respect to Corporate Express and Acquisition Sub has been furnished by Corporate Express, and all information herein with respect to Data Documents has been furnished by Data Documents.

  THE SECURITIES TO WHICH THIS PROXY STATEMENT AND PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE DATE OF THIS PROXY STATEMENT AND PROSPECTUS IS OCTOBER 24, 1997.

                          FORWARD-LOOKING STATEMENTS

  This Proxy Statement and Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of Corporate Express, Data Documents and Acquisition Sub relating to, among other matters, analyses, including opinions, if any, from independent financial advisors to Data Documents' Board of Directors and Corporate Express' Board of Directors as to the fairness from a financial point of view of the Exchange Ratio to be offered to Data Documents' stockholders in the Merger, based upon forecasts of future results, and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "Summary," "Risk Factors," "The Merger" and other sections of this Proxy Statement and Prospectus. Such statements involve risks and uncertainties which may cause actual future activities and results of operations to be materially different from that suggested in this Proxy Statement and Prospectus, including among others, risks associated with the integration of acquisitions by Corporate Express, fluctuations in Corporate Express' operating results because of the acquisitions and seasonal influences and variations in stock prices, as well as other factors described elsewhere in this Proxy Statement and Prospectus.

                             AVAILABLE INFORMATION

  Each of Corporate Express and Data Documents are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or through the Commission's Web site (http://www.sec.gov). Corporate Express Common Stock and Data Documents Common Stock are quoted on Nasdaq and reports, proxy statements and other information concerning Corporate Express and Data Documents are available for inspection and copying at the Public Reference Section of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

  Corporate Express has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Corporate Express Common Stock to be issued in the Merger. This Proxy Statement and Prospectus also constitutes the Prospectus of Corporate Express filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Proxy Statement and Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above.

                               ----------------

  Corporate Express(R) is a registered service mark of Corporate Express, Inc.

                               ----------------

  As used in this Proxy Statement and Prospectus, "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to Corporate Express' fiscal years ended or ending February 25, 1995, March 2, 1996 and March 1, 1997, respectively or to Data Documents' fiscal years ended December 31, 1994, 1995 and 1996, respectively.

                               TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.................................................   2
AVAILABLE INFORMATION......................................................   2
SUMMARY....................................................................   8
  Corporate Express, Inc...................................................   8
  Data Documents Incorporated..............................................   9
  Strategic Reasons for the Merger.........................................  10
  The Special Meeting......................................................  11
  The Merger...............................................................  11
  Comparative Historical and Pro Forma Per Share Data......................  15
  Comparative Market Data..................................................  16
  Dividend Policy..........................................................  17
RISK FACTORS...............................................................  18
  Risks Relating to Corporate Express......................................  18
  Risks Relating to Data Documents.........................................  20
  Risks Relating to the Merger.............................................  22
THE SPECIAL MEETING........................................................  23
  Special Meeting of Data Documents Stockholders...........................  23
  Quorum...................................................................  23
  Vote Required............................................................  23
  Record Date; Stock Entitled to Vote......................................  23
  Voting of Proxies........................................................  23
  Revocation of Proxies....................................................  24
  Solicitation of Proxies..................................................  24
THE MERGER.................................................................  25
  Merger Consideration.....................................................  25
  Adjustments to Merger Consideration......................................  25
  Option Plans Warrants....................................................  26
  Conversion of Shares; Procedures for Exchange of Certificates; Fractional
   Shares..................................................................  27
  Nasdaq Listing...........................................................  27
  Background of the Merger.................................................  27
  Recommendation of the Data Documents Board of Directors..................  30
  Reasons for the Merger...................................................  31
  Opinion of Data Documents' Financial Advisor.............................  32
  Effective Time of the Merger.............................................  38
  Interests of Certain Persons in the Merger...............................  39
  Certain Federal Income Tax Consequences..................................  39
  Anticipated Accounting Treatment.........................................  40
  Resale of Corporate Express Common Stock by Affiliates...................  40
  Certain Regulatory Matters...............................................  41
  Rights of Dissenting Stockholders........................................  41
  Comparison of Stockholder Rights.........................................  41
THE MERGER AGREEMENT.......................................................  48
  Conditions to the Merger.................................................  48
  Representations and Warranties...........................................  50
  Certain Covenants........................................................  51
  No Solicitation..........................................................  52
  Additional Agreements....................................................  53
  Termination, Amendment and Waiver........................................  56

SELECTED CONSOLIDATED FINANCIAL DATA........................................  57
  Corporate Express.........................................................  57
SELECTED CONSOLIDATED FINANCIAL DATA........................................  59
  Data Documents............................................................  59
PRO FORMA COMBINED BALANCE SHEET............................................  62
PRO FORMA COMBINED STATEMENTS OF OPERATIONS.................................  63
HISTORICAL COMBINED STATEMENTS OF OPERATIONS................................  68
PRINCIPAL STOCKHOLDERS......................................................  69
  Corporate Express.........................................................  69
  Data Documents............................................................  71
DESCRIPTION OF CORPORATE EXPRESS CAPITAL STOCK..............................  73
  General...................................................................  73
  Common Stock..............................................................  73
  Nonvoting Common Stock....................................................  73
  Preferred Stock...........................................................  73
  Limitations on Directors' Liabilities and Indemnification.................  74
  Transfer Agent and Registrar..............................................  74
DESCRIPTION OF DATA DOCUMENTS CAPITAL STOCK.................................  74
  Common Stock..............................................................  74
  Warrants..................................................................  74
  Preferred Stock...........................................................  75
  Limitation of Liability and Indemnification of Directors and Officers.....  75
  Transfer Agent and Registrar..............................................  76
LEGAL MATTERS...............................................................  77
EXPERTS.....................................................................  77

APPENDIX I--AGREEMENT AND PLAN OF MERGER DATED AS OF SEPTEMBER 10, 1997 AMONG
            CORPORATE EXPRESS, DATA DOCUMENTS AND ACQUISITION SUB

APPENDIX II--OPINION OF JEFFERIES & COMPANY, INC.

APPENDIX III--CORPORATE EXPRESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED
            MARCH 1, 1997

  PART I

  Item 1. Business

  Item 2. Properties

  Item 3. Legal Proceedings

  Item 4. Submission of Matters to a Vote of Security Holders

  PART II

  Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

  Item 6. Selected Consolidated Financial Data

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

  Item 8. Financial Statements and Supplementary Data

  Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

  PART III

  Item 10. Directors and Executive Officers of the Registrant

  Item 11. Executive Compensation

  Item 12. Security Ownership of Certain Beneficial Owners and Management

  Item 13. Certain Relationship and Related Transactions

  PART IV

  Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

APPENDIX IV--CORPORATE EXPRESS' QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER
            ENDED MAY 31, 1997

  PART I--FINANCIAL INFORMATION

  Item 1. Financial Statements (Unaudited)

              Consolidated balance sheets--May 31, 1997 and March 1, 1997

              Consolidated statements of operations--Three months ended May
               31, 1997 and June 1, 1996

              Consolidated statements of cash flows--Three months ended May
               31, 1997 and June 1, 1996

          Notes to Consolidated Financial Statements

  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

  PART II--OTHER INFORMATION

APPENDIX V--CORPORATE EXPRESS' QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER
            ENDED AUGUST 30, 1997

  PART I--FINANCIAL INFORMATION

  Item 1. Financial Statements (Unaudited)

              Consolidated balance sheets--August 30, 1997 and March 1, 1997

              Consolidated statements of operations--Three and six months ended August 30, 1997 and August 31, 1996

              Consolidated statements of cash flows--Six months ended August
               30, 1997 and August 31, 1996

          Notes to Consolidated Financial Statements

  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

  PART II--OTHER INFORMATION

APPENDIX VI--CORPORATE EXPRESS' PROXY STATEMENT FOR THE ANNUAL MEETING OF
            SHAREHOLDERS HELD ON JULY 17, 1997

  Purpose of Annual Meeting

  Quorum and Voting Requirements

  Proposal 1--Election of Directors

  Proposal 2--Amendment to 1994 Stock Option and Incentive Plan

  Principal Shareholders

  Executive Officers

  Executive Compensation

  Compensation Committee Report on Executive Compensation

  Stock Performance Graph

  Auditors

  Section 16(a) Beneficial Ownership Reporting Compliance

  Shareholder Proposals

  Other Matters

APPENDIX VII--DATA DOCUMENTS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED
             DECEMBER 31, 1997

  PART I

  Item 1. Business

  Item 2. Properties

  Item 3. Legal Proceedings

  Item 4. Submission of Matters to a Vote of Security Holders

  PART II

  Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

  Item 6. Selected Financial Data

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

  Item 8. Financial Statements and Supplementary Data

  Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

  PART III

  Item 10. Directors and Executive Officers of the Registrant

  Item 11. Executive Compensation

  Item 12. Security Ownership of Certain Beneficial Owners and Management

  Item 13. Certain Relationship and Related Transactions

  PART IV

  Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

APPENDIX VIII--DATA DOCUMENTS' QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER
             ENDED MARCH 31, 1997

  PART I--FINANCIAL INFORMATION

  Item 1. Financial Statements (Unaudited)

              Consolidated balance sheets--March 31, 1997 and December 31,
               1996

              Consolidated statements of operations--Three months ended March
               31, 1997 and 1996

              Consolidated statements of cash flows--Three months ended March
               31, 1997 and 1996

          Notes to Consolidated Financial Statements

  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

  PART II--OTHER INFORMATION

APPENDIX IX--DATA DOCUMENTS' QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER
            ENDED JUNE 30, 1997

  PART I--FINANCIAL INFORMATION

  Item 1. Financial Statements (Unaudited)

              Consolidated balance sheets--June 30, 1997 and December 31, 1996

              Consolidated statements of operations--Three and six months ended June 30, 1997 and 1996

              Consolidated statements of cash flows--Six months ended June 30,
               1997 and 1996

          Notes to Consolidated Financial Statements

  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

  PART II--OTHER INFORMATION

APPENDIX X--DATA DOCUMENTS' CURRENT REPORT ON FORM 8-K FILED AUGUST 14, 1997

  Item 2. Acquisition or Disposition of Assets

  Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

APPENDIX XI--DATA DOCUMENTS' PROXY STATEMENT FOR THE ANNUAL MEETING OF
            STOCKHOLDERS HELD ON MAY 8, 1997

  Solicitation of Proxies

  Voting

  Election of Directors

  Management

  Section 16(a) Beneficial Ownership Reporting Compliance

  Executive Compensation

  Report of the Compensation Committee on Executive Compensation

  Compensation Committee Interlocks and Insider Participation in Compensation Decisions

  Performance Graph

  Security Ownership of Certain Beneficial Owners and Management

  Certain Transactions

  Ratification of Selection of Independent Public Accountants

  Stockholder Proposals

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement and Prospectus. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement and Prospectus and the documents incorporated herein by reference.

                            CORPORATE EXPRESS, INC.

  Corporate Express is a provider of non-production goods and services to large corporations. Since 1991, Corporate Express has expanded through acquisitions from a regional operation in Colorado to operations throughout the United States, Canada, the United Kingdom, Australia, Germany, France, Italy and New Zealand. Corporate Express believes it has developed a substantially different model of non-store retailing, defining itself as a "Corporate Supplier" which provides a broad array of non-production goods and services to its customers while reducing overall procurement costs and providing a high level of customer service. The Company's current product and service offering includes office supplies, paper, computer and imaging supplies, computer desktop software, office furniture, janitorial and cleaning supplies, advertising specialties, forms management, printing, same-day local delivery service and distribution logistics management. Corporate Express markets to its existing and prospective customers through a direct sales force and fulfills its products and services through over 700 locations including 80 distribution centers and a fleet of more than 10,000 owned or contracted vehicles.

  Corporate Express' target customers are large corporations with over 100 employees. Corporate Express believes that these large corporations increasingly seek to reduce the cost of procuring non-production goods and services while decreasing the time and effort spent managing functions that are not considered core competencies. To that end, corporations seek to reduce the number of their suppliers in order to eliminate the internal costs associated with multiple invoices, deliveries, complex ordering procedures, uneven service levels and inconsistent product availability. Many large corporations operate from multiple locations and can benefit from selecting suppliers who can service them nationally or internationally.

  In many non-production goods and services sectors, including office products and same-day local delivery, competition is often highly fragmented and consists primarily of smaller local or regional providers. Corporate Express believes that the desire of large corporations to reduce costs by decreasing their number of suppliers to a small group of reliable and cost-effective national and international partners will continue to lead to the consolidation of many currently fragmented product and service sectors, as well as consolidation in sectors where the key differentiation will be the ability to fulfill a broad spectrum of customer requirements rather than providing an individual product or service.

  Corporate Express' Corporate Supplier strategy is designed to reduce its customers' total costs and the internal effort necessary to manage the procurement of non-production goods and services. Corporate Express believes that its target customers value a high level of service including account relationship managers, delivery services, customized pricing, electronic interfaces, customized reporting and product catalogs. Corporate Express seeks to supply a broad range of non-production goods and services to large corporations. This broad product and service offering permits Corporate Express to reduce its customers' procurement costs associated with dealing with multiple vendors, including multiple invoices, deliveries, ordering procedures, uneven service levels and inconsistent product availability, while servicing customers' broad geographical service and delivery requirements.

  Corporate Express also seeks to continually reduce its merchandise and operating costs which should permit it to offer its customers competitive prices. By purchasing most of its products directly from manufacturers in large volumes and limiting the number of manufacturers represented in its In-Stock Catalog and other specialty catalogs, Corporate Express is increasingly able to earn volume discounts and advertising allowances from its vendors. Corporate Express believes its computer systems represent a key strategic advantage which differentiates the Company from its competitors and permits it to achieve cost savings, provide superior customer service and centrally manage its operations. Corporate Express expects to continue making substantial investments to upgrade and enhance the capabilities of its computer systems.

  Corporate Express historically has grown and intends to continue to grow in the future through a combination of acquisitions and internal growth. Corporate Express plans to increase sales to existing customers by cross-selling its expanded product and service offering and developing existing customers into international, national or multi-regional accounts. Corporate Express believes that its expanded product line and expanding geographic coverage enable it to offer its customers a broad array of non-production goods and services to address their desire to reduce the number of suppliers with which they interact. Corporate Express seeks to attract new customers, including national and international accounts, through the marketing efforts of its direct sales force. Further, Corporate Express has expanded its delivery capabilities and geographic coverage in the United States, and Corporate Express intends to increase development of sales efforts in these new geographic areas. In addition, Corporate Express may open additional satellite sales offices and distribution breakpoints to serve new accounts. Corporate Express has in the past funded and intends to continue to fund its acquisitions through internally generated funds, credit arrangements and capital raising activities, including public and private offerings of debt and equity securities.

  In order to better service its multi-national customers and to take advantage of the fragmented nature of many international markets, Corporate Express has devoted substantial resources to expanding outside of the United States, principally through acquisitions. Corporate Express acquired or made investments in companies in Canada and Australia in calendar 1995 and the United Kingdom, Germany and New Zealand in calendar 1996. Corporate Express entered the French market with the acquisition of a computer software reseller in October 1996, and the Italian market in calendar 1997. The Company plans to enter additional international markets in the future. Over time, the Company has and will continue to implement appropriate aspects of the Corporate Supplier business model in its international operations, including creating in-stock catalogs, consolidating warehouses, upgrading information systems, acquiring companies offering complementary products and services and focusing on larger customers and national and international accounts. Portions of the Corporate Supplier business model have been implemented in Canada, Australia and the United Kingdom.

  Corporate Express was incorporated under the laws of Colorado in 1985. Corporate Express operates its business through various subsidiaries. Corporate Express' executive offices are located at 1 Environmental Way, Broomfield, Colorado 80021, and its telephone number is (303) 664-2000.

                          DATA DOCUMENTS INCORPORATED

  Data Documents is a designer and provider of custom business forms, pressure-sensitive label products and forms management systems that enable its large corporate customers to enhance productivity and reduce costs associated with managing information. A substantial portion of Data Documents' forms sales are made in connection with its proprietary forms management systems. In addition, Data Documents supplies specialized direct mail products and sells other computer services and products, including laser printer supplies and software packages.

  Within the pressure-sensitive label market, Data Documents has focused on, among others, the thermal, laser and combination label/forms segments. Data Documents has developed many label products, such as the Dual-Web(R) label/form combination product and airline baggage tracking labels. Many of Data Documents' products have been developed to satisfy customers' increasing needs for variable information content, such as inventory control bar coding.

  Over the last five years, the business forms industry has been affected by numerous factors, including changes in end-user requirements and available technology. These changes have resulted in a shift towards certain custom value-added products and systems in both the business forms and pressure-sensitive label markets from the stock forms segment. In addition, end-users are increasingly seeking to outsource and single source their forms management and pressure-sensitive label needs. Data Documents has positioned itself as a provider of solutions-based approaches to information collection and distribution and to focus its business on custom value-added products that are tied to Data Documents' services.

  Data Documents establishes strategic, long-term forms management relationships with its core customers. Data Documents' forms management services have been designed to respond to increased outsourcing by large corporations of non-core operations, such as forms design and workflow analysis, inventory management, warehousing and shipping. Data Documents' Odyssey Integrated Services(R) program provides a selection of fully integrated service modules, supported by proprietary software, offering comprehensive forms management services and efficiency-enhancing tools.

  Data Documents conducts all of its consolidated operations through its one wholly owned subsidiary, Data Documents, Inc., a Nebraska corporation ("DDI"), and DDI's wholly owned subsidiaries, PBF Washington, Inc., a Washington corporation ("PBF"), Cal Emblem Labels, Inc., a California corporation ("Cal Emblem"), and Moore Labels, Inc., a Kansas corporation ("Moore Labels"). Data Documents was organized by management and an investor group in Delaware in February 1988 to acquire DDI from Pitney Bowes, Inc.

  DDI, PBF, Cal Emblem and Moore Labels account for 100% of the consolidated revenues and net earnings of Data Documents. Data Documents' sole assets are the investment in the stock of, and advances to, DDI. Data Documents has no subsidiaries other than DDI and, indirectly, PBF, Cal Emblem and Moore Labels, and has no liabilities other than guarantees of indebtedness of DDI, PBF, Cal Emblem and Moore Labels. Data Document's financial statements are prepared on a consolidated basis and include the financial results of DDI, PBF, Cal Emblem and Moore Labels. Unless the context otherwise requires, the term "Data Documents" includes Data Documents Incorporated and its direct and indirect subsidiaries.

  Data Documents was incorporated under the laws of Delaware in 1988. Data Documents' executive offices are located at 4205 South 96th Street, Omaha, Nebraska 68127, and its telephone number is (402) 339-0900.

                       STRATEGIC REASONS FOR THE MERGER

  The Corporate Express Board of Directors and management continually review strategic alternatives available to Corporate Express, including acquisitions, product extensions and geographic expansion. The Corporate Express Board of Directors believes that the combination with Data Documents will: (i) allow Corporate Express to offer various additional services which are complementary to its business; (ii) create economies of scale including allowing the combined entity to reduce duplicative administrative functions and combine regional and national marketing programs; (iii) create a combined entity positioned to compete more effectively on both a strategic and financial basis; and (iv) create cross-selling opportunities.

  The Data Documents Board of Directors believes that the Merger with Corporate Express will (i) enhance Data Documents' product offering, distribution capabilities and services to its customers, (ii) result in strategic and operating synergies and (iii) provide the opportunity for stockholders of Data Documents to have an ownership interest in a larger company with greater opportunities for growth in the same industry in which Data Documents occupies a smaller niche.

                              THE SPECIAL MEETING

Meeting of Stockholders......
                               The Special Meeting of stockholders of Data
                               Documents (the "Special Meeting") will be held on November 14, 1997 at 10:00 a.m. (local time) at Data Documents' principal offices at 4205 South 96th Street, Omaha, Nebraska.

Matters to be Considered at
 the Special Meeting.........  At the Special Meeting, stockholders will be asked to approve and adopt the Merger Agree-ment. Pursuant to the terms of the Merger Agreement, each share of Data Documents Common Stock will be converted into 1.1 shares of Cor-porate Express Common Stock. The Exchange Ratio is subject to adjustment in certain circum-stances. See "The Merger--Merger Consideration" and "--Adjustments to Merger Consideration."

                               For additional information relating to the Spe-cial Meeting, see "The Special Meeting."

Quorum; Vote Required........  The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Data Documents Common Stock at the Special Meeting is necessary to constitute a quorum at the meeting. Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Data Documents Common Stock. See "The Special Meet-ing--Vote Required" and "The Merger Agreement-- Conditions to the Merger."

Record Date..................  Only stockholders of record of Data Documents
                               Common Stock at the close of business on Octo-ber 14, 1997 are entitled to notice of and to vote at the Special Meeting. On that date, there were 9,957,387 shares (which includes 269,607 treasury shares) of Data Documents Com-mon Stock outstanding, with each share of Data Documents Common Stock entitled to cast one vote with respect to the Merger Agreement at the Special Meeting.

Security Ownership of
 Management..................  As of the record date, the directors and execu-
                               tive officers of Data Documents as a group had the power to vote approximately 15.9% of the outstanding shares of Data Documents Common Stock entitled to vote at the Special Meeting and have indicated that they intend to vote their shares in favor of the Merger Agreement. See "The Merger--Interests of Certain Persons in the Merger."

                                  THE MERGER

Effect of the Merger.........  Pursuant to the Merger Agreement, Acquisition
                               Sub would merge with and into Data Documents, Data Documents would continue as the surviving corporation (sometimes referred to as the "Sur-viving Corporation") and Data Documents would become a wholly owned subsidiary of Corporate Express. All of the shares of Data Documents Common Stock issued and outstanding immediately prior to the consummation of the Merger would be automatically converted at the Effective Time (as defined below) into the right to re-ceive shares of Corporate Express Common Stock. Pursuant to the Merg-er, each share of Data Documents Common Stock would be converted into 1.1 shares of Corporate Express Common Stock (the "Exchange Ratio"). The Exchange Ratio is subject to adjustment. See "The Merger--Merger Consideration" and "-- Adjustments to Merger Consideration."

Assumption of Options;         Each unexpired option and warrant to acquire
 Warrants....................  shares of Data Documents Common Stock will au-
                               tomatically be converted at the Effective Time
                               (as defined below) into an option or warrant, as the case may be, to purchase shares of Cor-porate Express Common Stock. The number of shares which each option or warrant holder shall have the right to purchase, and the exer-cise price of such options or warrants, will be adjusted to reflect the Exchange Ratio. Upon consummation of the Merger, Corporate Express will enter into a supplemental agreement with holders of Data Documents warrants. See "The
                               Merger Agreement--Additional Agreements."

Recommendation of the Board
 of Directors and Reasons
 for the Merger..............

                               The Data Documents Board of Directors believes that the terms of the Merger are fair to and in the best interests of the Data Documents stock-holders and has unanimously approved the Merger Agreement and the related transactions. The Data Documents Board of Directors unanimously recommends that Data Documents stockholders ap-prove the Merger Agreement. See "The Merger-- Recommendations of the Data Documents Board of Directors," "--Background of the Merger" and "--Reasons for the Merger."

Opinion of Data Documents'
 Financial Advisor...........  Jefferies & Company, Inc. has delivered to the
                               Board of Directors of Data Documents a written opinion dated September 5, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration was fair, from a fi-nancial point of view, to the holders of Data Documents Common Stock. The full text of the written opinion of Jefferies & Company, Inc. dated September 5, 1997, and confirmed by Jefferies & Company, Inc. on the date of this Proxy Statement and Prospectus, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix II to this Proxy Statement and Prospectus and should be read carefully in its entirety. See "The Merger--Opinion of Data Documents' Financial Advisor."

Effective Time of the          The Merger will become effective at the time
 Merger......................  provided in a certificate of merger (the "Cer-
                               tificate of Merger") to be filed with the Sec-retary of State of Delaware (the "Effective
                               Time"). The filing will be made simultaneously with or as soon as practicable after the clos-ing of the Merger. The closing of the Merger
                               (the "Closing") will occur on the third busi-ness day after all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived, or at such other time as Corporate Express and Data Documents shall reasonably agree. See "The Merger Agreement--
                               Conditions to the Merger."

Conditions to the Merger.....
                               The obligations of Corporate Express and Data Documents to consummate the Merger are subject to certain conditions including: (i) obtaining the approval of the stockholders of Data Docu-ments; (ii) obtaining authorization for listing on Nasdaq, subject to official notice of issu-ance, of the Corporate Express Common Stock to be issued in connection with the Merger; (iii) the expiration or termination of the relevant waiting period under the Hart-Scott-Rodino An-titrust Improvements Act of 1976, as amended (the "HSR Act") and all other governmental waivers, consents, orders and approvals legally required for the consummation of the Merger are obtained; (iv) the effectiveness of the Regis-tration Statement of which this Proxy Statement and Prospectus is a part; (v) no order being entered in any action or proceeding or other legal restraint or prohibition preventing the consummation of the Merger; (vi) the receipt by each party of various legal, financial and ac-counting opinions, comfort letters and other certificates, consents, reports and approvals from the other parties to the Merger and from third parties; (vii) the accuracy in all mate-rial respects of the representations and war-ranties of each party and performance in all material respects by each party of its obliga-tions under the Merger Agreement; and (viii) the absence of any material adverse change in the business or financial condition of Corpo-rate Express or Data Documents. See "The Merg-er--Certain Regulatory Matters" and "The Merger Agreement--Conditions to the Merger."

No Solicitation..............
                               Data Documents has agreed that, prior to the Effective Time, it will not initiate or solicit any proposal or offer to acquire the capital stock of Data Documents and its subsidiaries or similar actions, whether by merger, purchase of assets, tender offer or otherwise. See "The Merger Agreement--No Solicitation."

Termination, Amendment and     The Merger Agreement may be terminated at any
 Waiver......................  time prior to the Effective Time by mutual con-
                               sent of Corporate Express and Data Documents or, generally, by either party if (i) the Merger shall not have been completed by Decem-ber 31, 1997, (ii) the Merger is enjoined by court order, (iii) either party fails to per-form in any material respect any of its cove-nants under the Merger Agreement or (iv) Data
                               Documents' stockholders fail to approve the Merger. In addition, either Corporate Express or Data Documents may extend the time for per-formance of any of the obligations of the other party or may waive conditions with respect to those obligations. Data Documents may terminate the Merger Agreement in connection with consum-mating an alternative Acquisition Transaction
                               (as hereinafter defined) or upon certain changes in the value of Corporate Express Com-mon Stock. See "The Merger Agreement--Termina-tion, Amendment and Waiver."

Expenses.....................  In general, each party will bear its own ex-
                               penses in connection with the Merger, however Corporate Express will pay for fees and ex-penses relating to the printing, filing and mailing of the Proxy Statement and Prospectus if the Merger is consummated. See "Merger Agreement--Additional Agreements--Expenses and
                               Fees."

Appraisal Rights ............
                               Data Documents stockholders will not be enti-tled to any appraisal or dissenters' rights un-der the Delaware General Corporation Law in connection with the Merger. See "The Merger-- Rights of Dissenting Stockholders."

Certain Regulatory Matters...  Consummation of the Merger is subject to the expiration or termination of the relevant wait-ing period under the HSR Act. Corporate Express and Data Documents believe that the Merger can be effected in compliance with any other appli-cable federal and state regulations, although no assurance can be given to that effect. See "The Merger--Certain Regulatory Matters."

Certain Federal Income Tax
 Consequences................  The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes so that no gain or loss would be recognized by Corporate Express or Data Documents, and no gain or loss would be recognized by Data Docu-ments stockholders, except in respect of cash received for fractional shares. Consummation of the Merger is conditioned upon there being de-livered to Data Documents an opinion of counsel prior to the Closing to the effect that the Data Documents stockholders will recognize no gain or loss for federal income tax purposes as a result of the consummation of the Merger, ex-cept to the extent cash is received in lieu of fractional shares. See "The Merger--Certain Federal Income Tax Consequences."

Anticipated Accounting         The Merger is intended to qualify as a "pooling
 Treatment...................  of interests" for accounting and financial re-
                               porting purposes. Consummation of the Merger is conditioned upon there being delivered prior to the Closing a letter from Coopers & Lybrand
                               L.L.P., certified public accountants to Corpo-rate Express stating that the Merger will qual-ify as a pooling-of-interests transactions and a letter from Deloitte & Touche L.L.P., inde-pendent public accountants to Data Documents stating that Data Documents has not taken any action that would affect the ability to account for the Merger as a pooling-of-interests trans-action for financial accounting purposes. See
                               "The Merger--Anticipated Accounting Treatment."

Interests of Certain Persons
 in the Merger...............  In considering the recommendation of the Data
                               Documents Board of Directors with respect to the Merger, Data Documents stockholders should be aware that certain members of the Data Docu-ments Board of Directors who are also employees of Data Documents, have interests in the Merger and may be entitled to receive non-qualified options of Corporate Express Common Stock upon consummation of the Merger. See "The Merger-- Interests of Certain Persons in the Merger" for a description of such arrangements.

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

  The following summary presents selected comparative per share information for (i) Corporate Express on an historical basis in comparison with pro forma information giving effect to the Merger on a pooling-of-interests basis, and
(ii) Data Documents on an historical basis in comparison with its pro forma equivalent information after giving effect to the Merger, including the receipt of the Corporate Express Common Stock for the Data Documents Common Stock in accordance with the Merger. The pro forma financial information should be read in conjunction with the historical financial statements of Corporate Express and Data Documents and the related notes thereto contained elsewhere herein or incorporated herein by reference, and in conjunction with the unaudited pro forma financial information appearing elsewhere in this Proxy Statement and Prospectus.

  The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the combined results of operations in future periods or future combined financial position. Corporate Express and Data Documents have never paid cash dividends on their respective common stock. See "--Dividend Policy."

                                                                     SIX MONTHS
                                  YEAR ENDED YEAR ENDED  YEAR ENDED    ENDED
                                   MARCH 1,   MARCH 2,  FEBRUARY 25, AUGUST 30,
                                     1997       1996        1995        1997
                                  ---------- ---------- ------------ ----------
Pro Forma income from continuing
 operations per common and
 common equivalent share:
  Corporate Express historical..    $0.31      $0.06       $0.19       $0.18
  Corporate Express and Data
   Documents combined...........     0.35       0.10        0.18        0.21
                                                                     SIX MONTHS
                                       YEARS ENDED DECEMBER 31,        ENDED
                                  ----------------------------------  JUNE 30,
                                     1996       1995        1994        1997
                                  ---------- ---------- ------------ ----------
  Data Documents historical.....    $1.05      $0.61       $0.13(2)    $0.56
  Data Documents pro forma
   equivalent(1)................     0.35       0.10        0.18        0.21

                                                           MARCH 1,   AUGUST 30,
                                                             1997        1997
                                                         ------------ ----------
Stockholders' equity per common equivalent share:
  Corporate Express historical..........................    $5.33       $5.48
  Corporate Express and Data Documents combined.........     5.20        5.37
                                                         DECEMBER 31,  JUNE 30,
                                                             1996        1997
                                                         ------------ ----------
  Data Documents historical.............................    $3.79       $4.35
  Data Documents pro forma equivalent(3)................     5.17        5.37

--------
(1) Represents the Corporate Express and Data Documents combined pro forma income from continuing operations per common and common equivalent share multiplied by the Exchange Ratio.
(2) Represents the Data Documents historical primary income from continuing operations per common and common equivalent share for the year ended December 31, 1994. The Data Documents historical fully diluted income from continuing operations per common and common equivalent share for the year ended December 31, 1994 is $0.11.
(3) Represents the Corporate Express and Data Documents combined stockholders' equity per common and common equivalent share multiplied by an assumed Exchange Ratio of 1.0. The Exchange Ratio is subject to adjustment. See "The Merger--Adjustments to Merger Consideration."

                            COMPARATIVE MARKET DATA

  Corporate Express Common Stock has been traded on Nasdaq under the symbol "CEXP" since September 23, 1994. The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices for Corporate Express Common Stock, as reported by Nasdaq, and reflects the 50% share dividends distributed by the Company in June 1995 and January 1997:

                                                                   HIGH   LOW
                                                                  ------ ------
     FISCAL 1995
       First Quarter............................................. $13.33 $10.22
       Second Quarter............................................  17.17  12.67
       Third Quarter.............................................  19.92  13.33
       Fourth Quarter............................................  21.09  15.42
     FISCAL 1996
       First Quarter.............................................  28.17  19.25
       Second Quarter............................................  30.54  21.83
       Third Quarter.............................................  26.08  18.67
       Fourth Quarter............................................  23.75  16.63
     FISCAL 1997
       First Quarter.............................................  18.38   8.38
       Second Quarter............................................  17.88  12.63
       Third Quarter (through October 8, 1997)...................  22.06  16.94

  As of October 8, 1997, Corporate Express Common Stock was held by approximately 810 holders of record.

  Data Documents Common Stock is traded on Nasdaq under the symbol "DDII." Data Documents Common Stock was not listed on Nasdaq for a full quarterly period during its fiscal year ended December 31, 1995. The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices for Data Documents Common Stock, as reported by Nasdaq:

                                                                   HIGH   LOW
                                                                  ------ ------
     FISCAL 1996
       First Quarter............................................. $10.75 $ 7.88
       Second Quarter............................................  14.00   8.88
       Third Quarter.............................................  14.00  10.13
       Fourth Quarter............................................  12.75   9.50
     FISCAL 1997
       First Quarter.............................................  13.00   9.13
       Second Quarter............................................  13.00   9.00
       Third Quarter.............................................  21.75  11.25
       Fourth Quarter (through October 8, 1997)..................  21.00  19.63

  As of October 8, 1997, Data Documents Common Stock was held by approximately 66 holders of record.

  The following table sets forth the closing price per share of Corporate Express Common Stock and Data Documents Common Stock on Nasdaq and the equivalent per share price (as explained below) of Data Documents Common Stock on September 9, 1997, the business day preceding public announcement of the
Merger:

       MARKET PRICE     CORPORATE EXPRESS DATA DOCUMENTS     EQUIVALENT
       PER SHARE AT:      COMMON STOCK     COMMON STOCK  PER SHARE PRICE(1)
       -------------    ----------------- -------------- ------------------
     September 9, 1997       $19.00           $14.88         $20.00(2)

--------
(1) The equivalent per share price of a share of Data Documents Common Stock represents the closing price of a share of Corporate Express Common Stock on such date multiplied by the Exchange Ratio of 1.1 shares of Corporate Express Common Stock for each share of Data Documents Common Stock. The Exchange Ratio is subject to adjustment under certain circumstances. See "The Merger--Merger Consideration" and "--Adjustments to Merger Consideration."
(2) In the event that the Corporate Express Stock Value is greater than $18.20, the Exchange Ratio will be decreased to the number (expressed as a decimal fraction) which, when multiplied by the Corporate Express Stock Value, will equal $20.00. See "The Merger--Merger Consideration" and "-- Adjustments to Merger Consideration."

  Data Documents stockholders are advised to obtain current market quotations for Corporate Express Common Stock and Data Documents Common Stock. No assurance can be given as to the market price of Corporate Express Common Stock or Data Documents Common Stock at, or in the case of Corporate Express Common Stock, after the Effective Time.

                                DIVIDEND POLICY

  Corporate Express has not paid cash dividends since inception. It is anticipated that Corporate Express will retain all earnings for use in the expansion of the business and therefore does not anticipate paying any cash dividends in the foreseeable future. Corporate Express intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Any future payment of dividends will be at the discretion of the Corporate Express Board of Directors and will depend upon, among other things, earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other relevant factors. Corporate Express' senior credit facility prohibits the distribution of dividends without the prior written consent of the lenders. Additionally, the indenture governing Corporate Express' 9 1/8% Senior Subordinated Notes (the "CEI Senior Notes") prohibits any dividend which would cause a default under such indenture or which would cause the failure to comply with certain financial covenants.

  Data Documents has not paid cash dividends on its Common Stock to date. Because Data Documents currently intends to retain any earnings to provide funds for the operation and expansion of its business and to repay any indebtedness, Data Documents does not intend to pay cash dividends on Data Documents Common Stock in the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of Data Documents to pay cash dividends will be dependent upon the receipt of dividends or other payments from its wholly owned subsidiary, DDI. Under the terms of the Indenture governing DDI's 13 1/2% Senior Secured Notes (the "DDI Senior Notes"), DDI is not permitted to pay any dividends on DDI's common stock unless certain financial ratio tests are satisfied. In addition, DDI's current revolving credit facility contains similar restrictions on the payment of dividends by DDI. Any determination to pay cash dividends on Data Documents Common Stock in the future will be at the sole discretion of Data Documents' Board of Directors.

                                 RISK FACTORS

  In addition to other information in this Proxy Statement and Prospectus, the following factors should be considered carefully in evaluating the proposals to be voted on at the Special Meeting and in evaluating an investment in Corporate Express Common Stock.

RISKS RELATING TO CORPORATE EXPRESS

  Rapid Expansion; Integration of Acquisitions; Dependence on Acquisitions for Future Growth. Through numerous acquisitions completed since 1991, Corporate Express significantly increased the scope of its operations from a regional operation in Colorado to operations throughout the United States, Canada, the United Kingdom, Australia, Germany, France, Italy and New Zealand. The majority of these acquisitions have occurred since 1994. For fiscal year 1996 and fiscal year 1997 to date, Corporate Express has completed 113 acquisitions. In fiscal 1995, Corporate Express completed 51 acquisitions. In fiscal 1994, Corporate Express completed 26 acquisitions. There can be no assurance that Corporate Express' management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increase in the size and scope of Corporate Express' operations and acquisition activity.

  An important part of Corporate Express' strategy is to integrate its acquisitions in North America into its operations and implement the Corporate Express business model. Corporate Express has not fully implemented the Corporate Express business model in many of its North American regions, which regions generally are not performing as favorably as the regions in which the Corporate Express business model has been implemented. There can be no assurance that Corporate Express will be able to implement key aspects of the Corporate Express business model in a timely manner without substantial costs, delays or other problems. Recent acquisitions may not achieve sales, profitability or asset productivity commensurate with Corporate Express' more mature regions. In addition, acquisitions involve a number of special risks, including adverse short-term effects on Corporate Express' reported operating results, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, the amortization of acquired intangible assets and risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on Corporate Express' operations and financial performance.

  A major element of Corporate Express' business strategy is to continue to pursue acquisitions that either expand or complement its business in new or existing regions. Acquisitions have constituted, and Corporate Express expects that acquisitions will continue to constitute in the future, a principal component of growth in revenue and operating income. There can be no assurance that Corporate Express will be able to identify and acquire acceptable acquisition candidates on terms favorable to it and in a timely manner to the extent necessary to fulfill its expansion plans. A substantial portion of Corporate Express' capital resources could be used for these acquisitions. Consequently, Corporate Express may require additional debt or equity financing for future acquisitions, which additional financing may not be available on favorable terms, if at all. The failure to complete acquisitions and continue its expansion could have a material adverse effect on Corporate Express' financial performance. As Corporate Express proceeds with its acquisition strategy, it will continue to encounter the risks associated with the integration of acquisitions described above.

  International Expansion. Corporate Express acquired or made investments in companies in Canada and Australia in calendar 1995, the United Kingdom, Germany, France and New Zealand in calendar 1996 and Italy in calendar 1997. Over time, Corporate Express plans to implement appropriate aspects of the Corporate Express business model in its international operations, including creating in-stock catalogs, consolidating warehouses, upgrading information systems, acquiring companies offering complementary products and services and focusing on larger customers and national and international accounts. Expansion into international markets may involve additional risks relating to implementing key aspects of the Corporate Express business model, as well as risks relating to currency exchange rates, new and different legal, tax, accounting and regulatory requirements, difficulties in staffing and managing foreign operations, operating difficulties and other factors. Due to a review of competition in the Australian office products market by the Australian Competition and Consumer

Commission, future acquisitions of office products suppliers by Corporate Express' majority-owned subsidiary, Corporate Express Australia, may be subject to heightened regulatory scrutiny.

  Expanded Product and Service Offering. Corporate Express has significantly expanded its product and service offering through the acquisition of Richard Young Journal, Inc. ("Young"), a computer products distributor, U.S. Delivery Systems, Inc. ("Delivery") and United TransNet, Inc. ("UT"), same-day local delivery companies, ASAP Software Express, Inc. ("ASAP"), a direct reseller of computer software and provider of related services, Hermann Marketing, Inc. ("Hermann"), an advertising specialties distributor and Sofco-Mead, Inc. ("Sofco"), a janitorial and cleaning supplies distributor. Certain complementary products now offered by Corporate Express, such as computer software, have lower gross profit margins than the products traditionally sold by Corporate Express. Corporate Express intends to continue to make additions to its product and service offering in the future. Moreover, the addition by Corporate Express to its product and service offering presents certain risks and uncertainties involving Corporate Express' relative unfamiliarity with these new products and services and the market for such new products and services. There can be no assurance that Corporate Express will be successful in developing or integrating these or other additions, or that its existing customers will accept such additions, to the products and services currently offered by Corporate Express.

  Dependence on Systems. During 1996, Corporate Express continued the development of its "ISIS" computer software and, on a limited basis, implemented it for its national accounts. ISIS is being developed to incorporate three-tier client/server architecture that is expected to permit customers and suppliers to better communicate with Corporate Express. ISIS is intended to give Corporate Express the ability to more readily customize its product offering, operating procedures and customer services. This is expected to give Corporate Express the ability to integrate various product and service offerings, enabling it to reduce procurement costs for its customers and add value as a service provider. There can be no assurance that Corporate Express' goals with respect to the systems will be attained. Pending full introduction of the ISIS upgrades, which could take longer than expected, various of Corporate Express' operations will be dependent upon different hardware or software operating systems which may be costly to maintain or integrate. Further, Corporate Express anticipates that ongoing modifications to its computer systems such as the introduction of the new release of ISIS will continue to be made in the future and such modifications may cause disruptions in operations, delay the integration of acquisitions, or cost more to design, implement or operate than currently budgeted. Any such disruptions, delays or costs could have a material adverse effect on Corporate Express' operations and financial performance.

  Although Corporate Express uses computers which have been reliable to date, it does not currently have redundant computer systems or redundant dedicated communication lines linking one of its computers to each regional warehouse. Corporate Express has taken precautions to protect itself from events that could interrupt its operations, including back-up power supplies that allow its computer system to function in the event of a power outage, off-site storage of back-up data, fire protection, physical security systems and an early warning detection and fire extinguishing system. Notwithstanding these precautions, there can be no assurance that a fire, flood or other natural disaster affecting Corporate Express' system or its dedicated communication line would not disable the system or prevent the system from communicating with the regional warehouses. The occurrence of any of these events could have a material adverse effect on Corporate Express' operations and financial performance.

  Substantial Competition. Corporate Express, in many of its product lines and services, operates in a highly competitive environment. Corporate Express' principal competitors in North America for office supplies and computer products are regional and national contract stationers, including the contract stationer operations of office products superstores, large direct resellers, privately-held companies that generally operate in only one location, and distributors of business software for personal computers. In the delivery services sector Corporate Express has numerous competitors, certain of which have service offerings which are similar to Corporate Express' and others which provide different types or levels of service.

  Each of Corporate Express' major product and service categories are within fragmented industries which are currently experiencing a trend toward consolidation. Certain of Corporate Express' competitors have greater financial resources than Corporate Express. In addition, there may be increasing competition for acquisition candidates and there can be no assurance that acquisitions will continue to be available on favorable terms, if at all.

  Fluctuations in Quarterly Operating Results. Corporate Express' product distribution business is subject to seasonal influences. In particular, net sales and profits in the United States and Canada are typically lower in the three months ending in late August due to lower levels of business activity during the summer months. Because cost of sales includes delivery and occupancy expenses, gross profit as a percentage of net sales may be impacted by seasonal fluctuations in net sales and the acquisition of less efficient operations. Quarterly results may be materially affected by the timing of acquisitions and the timing and magnitude of acquisition assimilation costs. Therefore, the operating results for any three month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

  Dependence on Key Management. Corporate Express' success will continue to depend to a significant extent on its executive officers and other key management. Corporate Express has entered into employment agreements with certain executive officers. There can be no assurance that Corporate Express will be able to retain its executive officers and key personnel or attract additional qualified members of management in the future. In addition, the success of certain of Corporate Express' acquisitions may depend, in part, on Corporate Express' ability to retain management personnel of the acquired companies. The loss of the services of any key managers could have a material adverse effect upon Corporate Express' business.

  Possible Volatility of Stock Price. The market price of Corporate Express Common Stock has been, and can be expected to continue to be, subject to significant fluctuations caused by variations in quarterly operating results, litigation involving Corporate Express, announcements by Corporate Express or its competitors, general conditions in the office products and services industry and other factors. Since the beginning of fiscal 1996 through September 10, 1997, Corporate Express Common Stock has traded in the range of $8.38 to $30.54. The stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of publicly traded companies. These broad fluctuations may adversely affect the market price of Corporate Express Common Stock.

RISKS RELATING TO DATA DOCUMENTS

  Effect of Changes in the Business Forms Industry; Acceptance of New Products. Historically, the business forms industry has been affected by the price of paper, general economic conditions and changes in end-user requirements. Paper prices represent a substantial portion of the cost of producing business forms. During the period from May 1989 to January 1992, paper prices decreased 33% and Data Documents passed on these reductions to its customers, which resulted in a period of declining revenues. During the last half of 1994, paper prices increased rapidly and, in December 1994, reached May 1989 levels. Through 1995, prices paid by Data Documents for paper rose steadily. As in the past, these paper price increases were passed on to customers. There can be no assurance that Data Documents will be able to pass on all or a portion of any future increases to its customers. In addition, any cyclical downturns in the economy could have an adverse impact on both Data Documents and the industry. During 1996 and in the first two quarters of 1997, Data Documents has experienced declines in paper prices. Such declines, if passed on to Data Documents' customers, could negatively affect the Data Documents' revenues.

  Furthermore, over the last several years, the forms industry has undergone a transition as a result of end-users' conversion from impact to laser printing technology, which has led to decreased or shifting demand for many products, such as stock and certain custom continuous forms and multi-part forms, while other forms and forms-related products, such as pressure-sensitive labels and forms for laser printers, have experienced growth. During this period, there has also been a trend among large corporate users of Data Documents' products towards outsourcing non-core operations such as forms management. Data Documents has developed its Odyssey Integrated Services(R) programs partially in response to these trends. While Data Documents has signed agreements with 50 customers and is in various stages of installation, there can be no assurances that the introduction of the program will prove successful or that it will be adopted by existing or new customers.

  The foregoing factors have caused and may continue to cause Data Documents to experience period-to-period changes in net sales and operating income. Specifically, the convergence of falling paper prices and the reduction in paper content of business forms along with the recession of 1990-1992 adversely affected the business forms industry in a number of ways, including by increasing price competition. In 1992, this led to reduced operating income for Data Documents and a net loss. No assurance can be given as to the effect of a continuation of, or change in, these trends and business cycles on Data Documents' business or results of operations. In addition, any delay or inability by Data Documents to respond to changing market trends could adversely affect Data Documents' results of operations or financial condition.

  Competitive Industry. The business forms, pressure-sensitive label and direct mail industries are highly competitive. Data Documents competes with both national and regional manufacturers based on several factors, including price, quality of service, turnaround time and other factors. Many of Data Documents' competitors are larger than Data Documents and have greater financial and other resources.

  Acquisition of Moore Labels. In July 1997, Data Documents completed its acquisition of the capital stock of Moore Labels, a privately held pressure-sensitive label company. While Data Documents has moved quickly to accomplish a combination of the businesses, the consolidation of the Moore Labels operations into the operations of Data Documents will require management time and could result in diversion of management resources from other important matters. No assurances can be given regarding the ultimate success of the integration of the two companies.

  Significant Leverage and Debt Service. As a result of the acquisition in 1988 of the Company by management and an investor group, and the DDI Senior Notes, Data Documents is highly leveraged. At June 30, 1997, Data Documents had total consolidated debt of approximately $64.9 million. This leverage may significantly limit Data Documents' ability to withstand competitive pressure or adverse economic conditions, make acquisitions or take advantage of business opportunities.

  Data Documents' ability to meet its debt service obligations and to comply with the financial terms of its outstanding DDI Senior Notes and its working capital revolving credit facility will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business, competitive and other factors affecting the operations of Data Documents, many of which are beyond its control. If Data Documents is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of such debt or to obtain additional financing. However, there can be no assurance that any refinancing would be possible or that any additional financing could be obtained.

  Fluctuations in Quarterly Results. Data Documents' results of operations may fluctuate between quarterly periods due to the effect of possible future acquisitions, the number of shipping days in the quarter, the timing of significant contracts, changes in raw material prices and other factors, many of which may be beyond the control of Data Documents. Such variability in Data Documents' results of operations could cause Data Documents' stock price to fluctuate following the release of interim results of operations or other information and may have a material adverse effect on Data Documents and its stock price.

  Dependence on Key Personnel. Data Documents' continued success will depend upon its ability to retain a core group of key officers and employees. The loss of certain key employees or Data Documents' inability to attract and retain other qualified employees could have an adverse impact on Data Documents' business. Data Documents does not maintain key man life insurance on any of its key employees.

  Possible Volatility of Stock Price. The stock market has from time to time experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Announcements of new products or accounts by Data Documents or its competitors, changes in earnings estimates by analysts and economic and other external factors, as well as period-to-period fluctuations in financial results of Data Documents, may have a significant impact on the market price and marketability of the Common Stock. Fluctuations or decreases in the trading price of the Common Stock may adversely affect the liquidity of the trading market for the Common Stock and Data Documents' ability to raise capital through future equity financing.

RISKS RELATING TO THE MERGER

  No Assurance of Successful Integration of Certain Operations. Corporate Express and Data Documents have entered into the Merger Agreement with the expectation that the Merger will result in certain benefits for the combined company. See "The Merger--Reasons for the Merger." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' business is achieved in an efficient and effective manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, coordination of the companies' sales and marketing and research and development efforts. There can be no assurance that integration will be accomplished on a timely basis, or at all. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations following the Merger will require the dedication of management resources which may distract attention from the day-to-day business of the combined company. Failure to effectively accomplish the integration of the two companies' operations could have a material adverse effect on Corporate Express' results of operations and financial condition.

  Exchange Ratio May Not Fully Reflect Changes in Stock Prices. The relative stock prices of Corporate Express Common Stock and Data Documents Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date hereof or the date on which stockholders vote on the Merger due to, among other factors, market perception of the synergies expected to be achieved by the Merger, changes in the business, operations or prospects of Corporate Express or Data Documents, market assessments of the likelihood that the Merger will be consummated and the timing thereof, and general market and economic conditions. The Exchange Ratio is fixed within certain ranges and may not reflect a change in the value of Corporate Express Common Stock. Additionally, the Exchange Ratio will not be adjusted to reflect changes in the value of Data Documents Common Stock. See "The Merger--Merger Consideration."

                              THE SPECIAL MEETING

SPECIAL MEETING OF DATA DOCUMENTS STOCKHOLDERS

  The Special Meeting will be held at the principal offices of Data Documents, 4205 South 96th Street, Omaha, Nebraska on November 14, 1997, at 10:00 a.m., local time, and at any adjournment or postponement thereof.

  At the Special Meeting, the stockholders of Data Documents will be asked to consider and vote upon the adoption and approval of the Merger Agreement under which, among other things, Acquisition Sub would be merged with and into Data Documents with Data Documents surviving the Merger. Data Documents would become a wholly owned subsidiary of Corporate Express, and all of the issued and outstanding shares of Data Documents Common Stock would be converted into the right to receive, subject to and in accordance with the terms and conditions of the Merger Agreement, an aggregate of approximately 9,687,780 shares of Corporate Express Common Stock, assuming an Exchange Ratio of 1 to 1, and each unexpired and outstanding option or warrant to acquire Data Documents Common Stock would be converted into an equivalent option or warrant to acquire Corporate Express Common Stock, with quantity and exercise price adjusted to reflect the Exchange Ratio. The Exchange Ratio is subject to adjustment in certain circumstances described herein. A copy of the Merger Agreement is attached hereto as Appendix I. See "The Merger--Adjustments to the Merger Consideration."

  The Data Documents Board of Directors has unanimously approved the Merger Agreement and recommends a vote FOR approval of the Merger Agreement.

QUORUM

  The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Data Documents Common Stock at the Special Meeting is necessary to constitute a quorum.

VOTE REQUIRED

  The affirmative vote of the holders of a majority of the outstanding shares of Data Documents Common Stock is required to approve the Merger Agreement.

RECORD DATE; STOCK ENTITLED TO VOTE

  The Data Documents Board of Directors has established October 14, 1997 as the date to determine those record holders of Data Documents Common Stock entitled to notice of and to vote at the Special Meeting. On that date, there were 9,957,387 shares (which includes 269,607 treasury shares) of Data Documents Common Stock outstanding, with each share entitled to one vote with respect to the Merger Agreement.

VOTING OF PROXIES

  Shares represented by all properly executed proxies received in time for the Special Meeting will be voted at such meetings in the manner specified by the holders thereof. Properly executed proxies that do not contain voting instructions will be voted FOR approval of the Merger Agreement at the Special Meeting. It is not expected that any matter other than that referred to herein will be brought before the Special Meeting.

  If a holder of Data Documents Common Stock does not return a signed proxy card, his or her shares will not be voted and thus will have the effect of a vote against the Merger Agreement at the Special Meeting. Abstentions and broker non-votes will have the effect of a vote against the Merger Agreement at the Special Meeting.

  TO FACILITATE THE VOTING PROCESS FOR THE SPECIAL MEETING, STOCKHOLDERS OF DATA DOCUMENTS MAY VOTE THEIR SHARES BY FACSIMILE AT THE FOLLOWING TELEPHONE NUMBER--(402) 339-9270.

  Data Documents has agreed to use its best efforts to cause its executive officers and employee directors to execute and deliver to Corporate Express irrevocable proxies authorizing Corporate Express to vote all shares of Data Documents Common Stock held by such officer or employee director, in favor of the Merger. It is expected that such irrevocable proxies will contain provisions for termination upon the occurrence of certain events, including
(i) the termination of the Merger Agreement in accordance with its terms and
(ii) the withdrawal by Data Documents of its approval of the Merger Agreement.

REVOCATION OF PROXIES

  Any holder of Data Documents Common Stock has the unconditional right to revoke his or her proxy at any time prior to the voting thereof at the Special Meeting by (i) filing a written revocation with the Secretary of Data Documents prior to the voting of such proxy, (ii) giving a duly executed proxy bearing a later date, or (iii) attending the Special Meeting and voting in person. Attendance by a stockholder at the Special Meeting will not itself revoke his or her proxy.

  TO FACILITATE THE VOTING PROCESS FOR THE SPECIAL MEETING, STOCKHOLDERS OF DATA DOCUMENTS MAY REVOKE THEIR SHARES BY FACSIMILE AT THE FOLLOWING TELEPHONE NUMBER--(402) 339-9270.

SOLICITATION OF PROXIES

  Solicitation of proxies for use at the Special Meeting may be made in person or by mail, telephone, telecopy or telegram. Data Documents will bear the cost of the solicitation of proxies from its stockholders, and Corporate Express will pay the cost of printing and mailing this Proxy Statement and Prospectus in the event that the Merger is consummated. In addition to solicitation by mail, the directors, officers and employees of Data Documents and its subsidiaries may solicit proxies from stockholders of Data Documents by telephone, telecopy, telegram or in person. Data Documents has requested banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Data Documents Common Stock held of record by such entities, and Data Documents will, upon the request of such record holders, reimburse reasonable forwarding expenses. Data Documents has retained Shareholder Communications Corporation to assist in the solicitation process.

  The Data Documents Board of Directors does not currently intend to resolicit proxies if the Corporate Express Stock Value is less than $15.00 and Corporate Express does not elect to increase the Exchange Ratio (or if the Corporate Express Stock Value is less than $10.00) thereby giving Data Documents the right to terminate the Merger. In such event the Data Documents Board will meet to consider all relevant factors including general market conditions and the relative performance of Corporate Express and any other material event occurring at the time and use its business judgment to determine whether to proceed with the Merger or terminate.

        DATA DOCUMENTS STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES
                            WITH THEIR PROXY CARDS.

                                  THE MERGER

MERGER CONSIDERATION

  Pursuant to the Merger Agreement, at the Effective Time, Acquisition Sub will merge with and into Data Documents. Upon consummation of the Merger, each share of Data Documents Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Data Documents Common Stock owned by Data Documents as treasury stock and shares of Data Documents Common Stock owned by Corporate Express, Acquisition Sub or any wholly owned subsidiary of Corporate Express or Data Documents to be canceled in accordance with the Merger Agreement) shall be converted into 1.1 shares of Corporate Express Common Stock, subject to adjustment in certain circumstances and each unexpired Data Documents option and warrant to purchase Data Documents Common Stock which is outstanding at the Effective Time shall automatically be converted into an option or warrant to purchase a number of shares of Corporate Express Common Stock equal to the number of shares of Data Documents Common Stock entitled to be purchased under such option or warrant multiplied by the Exchange Ratio, at an exercise price which is adjusted to reflect the Exchange Ratio.

  Immediately after the Effective Time, the stockholders of Data Documents will hold approximately 6.9% of the outstanding Corporate Express Common Stock.

  The consideration to be issued to each Data Documents stockholder in the Merger will be that number of shares of Corporate Express Common Stock which is determined by multiplying the Exchange Ratio by the number of shares of Data Documents Common Stock held by such Data Documents stockholder on the Closing Date. The Exchange Ratio equals 1.1 shares of Corporate Express Common Stock for each share of Data Documents Common Stock immediately prior to the Effective Time, subject to adjustment under certain circumstances.

ADJUSTMENTS TO MERGER CONSIDERATION

  If the average of the closing prices of Corporate Express Common Stock as reported on Nasdaq for the ten (10) trading days selected randomly from the twenty (20) consecutive trading days ending five (5) trading days prior to the Special Meeting (the "Corporate Express Stock Value") is less than $15.00, then Corporate Express has the right to increase the Exchange Ratio to the number (expressed as a decimal fraction) which, when multiplied by the Corporate Express Stock Value, will equal $16.50 and the Merger shall be consummated on the basis of such increased Exchange Ratio. In the event Corporate Express does not elect to increase the Exchange Ratio, then Data Documents may at its option either (i) terminate the Merger Agreement or (ii) consummate the Merger. Notwithstanding the forgoing, even if Corporate Express does elect to increase the Exchange Ratio, Data Documents may at its option terminate the Agreement if the Corporate Express Stock Value is less than $10.00. The Data Documents Board of Directors does not currently intend to resolicit proxies in the event that the right to terminate the Agreement arises. See "The Special Meeting--Solicitation of Proxies." In the event that the Merger is not consummated because Corporate Express does not exercise its right to increase the Exchange Ratio, unless the Corporate Express Stock Value is less than $13.20 per share, then Corporate Express has agreed to pay Data Documents the sum of $3,000,000. If the Corporate Express Stock Value is greater than $18.20, then the Exchange Ratio will be decreased to the number (expressed as a decimal fraction) which, when multiplied by the Corporate Express Stock Value, will equal $20.00. In no event will the Exchange Ratio be less than one share of Corporate Express Stock for each share of Data Documents Common Stock.

  Stockholders of Data Documents may obtain the Exchange Ratio beginning five
(5) trading days prior to the Special Meeting by calling (800) 463-5830.

  The following tables set forth the Exchange Ratio to be applied in the Merger assuming various Corporate Express Stock Values as set out in the first column, with the equivalent value (in dollars per Data Documents share, rounded) to be received for each share of Data Documents Common Stock:

                        CORPORATE EXPRESS                  EXCHANGE   EQUIVALENT
                         STOCK VALUE ($)                   RATIO (1)  VALUE ($)
                        -----------------                  ---------  ----------
        20.50.............................................   1.00       20.50
        20.00.............................................   1.00       20.00
        19.50.............................................   1.03       20.00
        19.00.............................................   1.05       20.00
        18.50.............................................   1.08       20.00
        18.20.............................................   1.10       20.00
        17.00.............................................   1.10       18.70
        16.00.............................................   1.10       17.60
        15.00.............................................   1.10       16.50
        14.00.............................................   1.18(2)    16.50(2)

--------

(1) Number of shares of Corporate Express Common Stock for each share of Data Documents Common Stock.

(2) Corporate Express has no obligation to increase the Exchange Ratio in the event the Corporate Express Stock Value is less than $15.00 per share. In the event Corporate Express does not elect to increase the Exchange Ratio, Data Documents may at its option either (i) terminate the Merger Agreement or (ii) consummate the Merger.

  Since the actual number of shares of Corporate Express Common Stock issuable to Data Documents stockholders in the Merger depends on the Corporate Express Stock Value, there is no guarantee as to the number of shares or value of the Corporate Express Common Stock that Data Documents stockholders will receive. If the Corporate Express Stock Value is greater than $18.20, the Exchange Ratio will be adjusted such that the equivalent value to be received for each share of Data Documents Common Stock will equal $20.00, provided, however, that the Exchange Ratio will not be less than 1 to 1. Accordingly, if the Corporate Express Stock Value is greater than $18.20, the Exchange Ratio would be reduced with the result that stockholders of Data Documents would be entitled to receive fewer shares of Corporate Express Common Stock in the Merger. In addition, the Corporate Express Stock Value may differ from the actual market price of the Corporate Express Common Stock reported on Nasdaq on the date of the Special Meeting, the date of the consummation of the Merger or the date that Data Documents stockholders actually receive their shares of Corporate Express Common Stock after the Merger is completed.

OPTION PLANS; WARRANTS

  At the Effective Time and subject to registration, each option and warrant granted by Data Documents to purchase shares of Data Documents' Stock (each, a "Data Documents Option" or a "Data Documents Warrant") which is outstanding and exercisable immediately prior thereto shall cease to represent a right to acquire shares of Data Documents Common Stock and shall be converted automatically into an option or warrant (the "Exchanged Option" or "Exchanged Warrant") to purchase shares of Corporate Express Common Stock exercisable until the current termination of the Data Documents Option or Data Documents Warrant, as the case may be, without accelerated termination by virtue of the Merger and in an amount and at an exercise price determined as provided below (and subject to the terms of the Data Documents' 1995 Stock Inventive Plan or the terms of the option issued to John Bailey in connection with Data Documents' acquisition of Cal Emblem, and the agreements evidencing such grants, including but not limited to the accelerated vesting of any such options or warrants which shall occur by virtue of the consummation of the Merger to the extent required by such plans and agreements):

    (a) The number of shares of Corporate Express Common Stock to be subject to the converted options and warrants shall be equal to the product of the number of shares of Data Documents Common Stock subject to the original options or warrants and the Exchange Ratio, provided that any fractional shares of Corporate Express Common Stock resulting from such multiplication shall be rounded down to the nearest share;

    (b) The exercise price per share of Corporate Express Common Stock under the converted option or warrant shall be equal to the exercise price per share of Data Documents Common Stock under the original option or warrant divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent; and

    (c) Corporate Express shall (i) reserve for issuance the number of shares of Corporate Express Common Stock that will become issuable upon the exercise of the Exchanged Options and the Exchanged Warrants and (ii) promptly after the Effective Time, issue to each holder of an Exchanged Option and Exchanged Warrant a document evidencing Corporate Express' assumption of Data Documents' obligations under the Data Documents Options and Data Documents Warrants. The Exchanged Options and the Exchanged Warrants shall have the same terms and conditions as the Data Documents Options and the Data Documents Warrants, respectively.

  In the case of any converted options which are intended to qualify as "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), the exercise price, the number of shares purchasable pursuant to such options and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a) of the Code. The duration and other terms of the converted option shall be the same as the original option except that all references to Data Documents shall be deemed to be references to Corporate Express.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL
SHARES

  The conversion of Data Documents Common Stock into Corporate Express Common Stock will occur automatically at the Effective Time.

  Promptly after the special meeting of Data Documents' stockholders at which the Merger will be considered, ChaseMellon Shareholder Services, or another bank or trust company designated by Corporate Express and reasonably acceptable to Data Documents, in its capacity as Exchange Agent (the "Exchange Agent"), will mail a transmittal form to each Data Documents stockholder. The transmittal form will contain instructions with respect to the surrender of certificates representing Data Documents Common Stock to be exchanged for Corporate Express Common Stock.

  DATA DOCUMENTS' STOCKHOLDERS SHOULD NOT FORWARD DATA DOCUMENTS STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. DATA DOCUMENTS STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

  No fractional shares of Corporate Express Common Stock will be issued to any Data Documents stockholder upon consummation of the Merger. For each fractional share that would otherwise be issued, the Exchange Agent will pay a cash payment equal to such fraction multiplied by the closing price of Corporate Express Common Stock as reported on Nasdaq on the last trading day immediately preceding the Effective Time.

NASDAQ LISTING

  It is a condition to the Merger that the shares of Corporate Express Common Stock to be issued in the Merger be authorized for listing on Nasdaq, subject to official notice of issuance.

BACKGROUND OF THE MERGER

  In the ordinary course of Corporate Express' business, Corporate Express routinely analyzes potential combinations and acquisitions of companies which offer products or services complementary to those offered by Corporate Express and consistent with its Corporate Supplier business model. In this regard, Corporate Express has significantly expanded its product and service offering through the acquisition of Young, a computer products distributor; Delivery and UT, same-day local delivery companies; ASAP, a direct reseller of computer software and provider of related services; Hermann, an advertising specialties distributor; and Sofco, a janitorial and cleaning supplies distributor. Corporate Express has indicated to the investment community on several occasions its desire to expand its forms management business. Corporate Express' management believes that the Merger will strengthen its current forms management business nationwide.

  On February 24, 1997, as part of its business development efforts, certain senior officers of Jefferies & Company, Inc. ("Jefferies"), which also acts as financial advisor to Data Documents, met with senior management of Corporate Express in order to introduce Corporate Express to the Jefferies firm and its service offerings. Present at the meeting were Mr. Frank Baxter, Chief Executive Officer of Jefferies, Mr. David Eisner, Executive Vice President of Jefferies, Mr. John Chiles, Managing Director of Corporate Finance at Jefferies, Mr. Jirka Rysavy, Chairman and Chief Executive Officer of Corporate Express and Mr. Bob King, Chief Operating Officer of Corporate Express. Mr. Eisner had previously performed investment banking services for Corporate Express. Mr. King is a director of Investment Technology Group, Inc. which is an affiliate of Jefferies Group, Inc., the parent corporation of Jefferies. Mr. Eisner arranged such meeting with Mr. King in order to introduce Mr. Baxter, Jefferies' Chief Executive Officer, and Mr. Chiles, Jefferies' senior business services banker, to Corporate Express' senior management. The purpose of the meeting was to present Jefferies' financial advisory and underwriting capabilities. In the normal course of discussing Jefferies' investment banking services and Corporate Express' business operations, several companies that Jefferies had knowledge of or relationships with, including Data Documents, were mentioned as potential joint venture business partners or as possible candidates for a business combination with Corporate Express.

  During the February 24, 1997 meeting, Data Documents was discussed as a possible candidate for a business combination to expand its forms management business. Messrs. Rysavy, King and Jacobs wanted to discuss the matter further with Corporate Express management before pursuing a meeting with Data Documents' senior management.

  On February 26, 1997, Mr. Chiles called Mr. Walter Kearns, Chief Executive Officer of Data Documents, to inform him of the meeting with Corporate Express. Mr. Kearns indicated he would meet with Corporate Express to discuss a potential business relationship as a business partner in forms management with Data Documents.

  During the week of March 3, 1997, Mr. Chiles contacted Mr. King by telephone to determine if Corporate Express management was interested in meeting with Data Documents management. Mr. King indicated that Corporate Express remained interested but could not arrange a meeting at that time.

  On April 15, 1997, Mr. Chiles left a telephone message for Mr. King regarding arranging a meeting between Corporate Express and Data Documents and mentioned that another party had approached him regarding a business combination with Data Documents. On April 25, 1997, Mr. Chiles and Mr. King spoke by telephone during which Mr. King asked Mr. Chiles to arrange for a meeting with Mr. Kearns in Omaha. Mr. Chiles asked Mr. Kearns if he should proceed any further with the other party who approached him regarding a business combination with Data Documents. Mr. Kearns said that he wished to assess the level of interest at Corporate Express before pursuing any discussion with the other party. As such, Mr. Chiles did not proceed any further with the other party.

  On May 9, 1997, Mr. Kearns, Mr. King and Mr. Chiles met in Omaha, Nebraska at Data Documents' principal offices. Mr. Kearns presented information and an overview of Data Documents, and Mr. King presented information and an overview of Corporate Express. The parties discussed the business and cultural fit between the two companies. The parties agreed that Mr. King would review a possible business combination with the Corporate Express senior management and contact Mr. Kearns for a future meeting.

  On June 12, 1997, Mr. Chiles, Mr. Kearns and Mr. Ray Killam, Vice President of Data Documents, met with Messrs. Rysavy, King, Jacobs, and Mr. Sam Leno, Executive Vice President and Chief Financial Officer of

Corporate Express, at Corporate Express' principal offices in Broomfield, Colorado. The parties each provided an in-depth presentation on their respective company's business and strategy.

  On June 13, 1997 Data Documents signed an Engagement Letter with Jefferies related to a business combination between Data Documents and Corporate Express. The Engagement Letter confirmed the engagement of Jefferies as exclusive financial advisor to Data Documents in connection with its discussions with Corporate Express regarding a possible business combination and to render a written opinion to the Board of Directors of Data Documents regarding the fairness from a financial point of view of any such transaction to the shareholders of Data Documents' Common Stock of the consideration proposed to be paid in any such transaction.

  On June 20, 1997, a due diligence meeting was held at the Omaha Airport, Omaha, Nebraska with Messrs. King and Jacobs, and certain other members of Corporate Express' management and Mr. Kearns, Mr. Killam and Mr. Robert Thomas, Executive Vice President of Data Documents. A presentation of the Odyssey Integrated Services(R) program was given by Mr. Killam and a discussion of Data Document's financial results and accounting was held.

  On June 30, 1997, Mr. Kearns received from Mr. Jacobs an initial outline of proposed terms for a merger including due diligence requirements, conditions to the closing of the Merger and covenants to be performed prior to closing. Under the initial outline, the proposed exchange ratio was 1.15 shares of Corporate Express Common Stock for each share of Data Documents Common Stock.

  From June 30, 1997 to July 14, 1997, numerous telephone conversations were held between senior management of Data Documents, including Mr. Kearns and Mr. Thomas of Data Documents, and their legal counsel, Jefferies, and Mr. Jacobs of Corporate Express regarding the proposed terms. On July 14, 1997, Jefferies personnel and legal counsel to Data Documents held a due diligence meeting at the principal offices of Corporate Express with senior management of Corporate Express. At such due diligence meeting, Jefferies was provided with actual results for Corporate Express' first quarter and its fiscal 1997 operating plan. Jefferies subsequently forwarded such projections to the management of Data Documents on July 15, 1997. Projections regarding Data Documents for 1997, 1998 and 1999 were delivered to Corporate Express on July 17, 1997. Additional information was exchanged between the two companies during the following weeks in the normal course of due diligence.

  At a regularly scheduled meeting of the Corporate Express Board of Directors held on July 17, 1997 (which was also attended by Mr. Jacobs), Mr. Rysavy advised the Directors of the discussions with Mr. Kearns and Jefferies about the possibility of a combination between the two companies. In addition, Mr. Jacobs distributed to the Directors certain publicly available information about Data Documents, including annual, quarterly and current reports filed with the Commission, reports prepared by securities analysts, and a draft proposal letter regarding the Merger. Following a brief discussion, the Corporate Express Board of Directors authorized management to proceed with discussions with management of Data Documents and to retain counsel and an investment banker to assist with the evaluation of a possible transaction.

  On July 23, 1997, Corporate Express and Data Documents entered into a letter of understanding regarding the proposed business combination which was based upon the Corporate Express Common Stock value at that time. The letter of understanding included a proposed exchange ratio of 1.25 shares of Corporate Express Common Stock for each share of Data Documents Common Stock with a proposed collar of $12.50 to $16.50 per share for the Corporate Express Common Stock, outside of which the exchange ratio would be adjusted upward or downward. The letter of understanding also contained provisions regarding due diligence requirements, conditions to the closing of the Merger, covenants to be performed prior to closing and certain employment matters.

  On July 30, 1997, Jefferies presented a business and valuation analysis of Corporate Express to the Board of Directors of Data Documents. Also on July 30, 1997, a telephone conference call was held between the Board of Directors of Data Documents and Mr. King, Mr. Jacobs, Ms. Farver and Ronald
H. Hoffman, Director of Planning and Analysis of Corporate Express. The Data Documents Board granted management and Jefferies the authority to continue negotiations with Corporate Express.

  On August 5, 1997, the Board of Directors of Data Documents met in New York, New York to consider the proposed transaction and to receive Jefferies preliminary analysis concerning the fairness of the transaction. The Board of Directors of Data Documents authorized Jefferies and management to complete the negotiation of a definitive Merger Agreement on the basis considered at the meeting. In a telephone call on August 5, 1997, Mr. Jacobs informed Mr. Chiles that Corporate Express had substantially completed its due diligence and pending a few items was prepared to present the Merger to its Board.

  On September 3, 1997, the Corporate Express Board of Directors discussed the potential Merger at a regularly scheduled meeting (which was also attended by Mr. Jacobs). Prior to the meeting, the Directors had been provided with a detailed description of the proposed transaction, detailed financial and due diligence analyses, and drafts of the Merger Agreement and S-4 registration statement. Mr. Rysavy made a presentation to the Directors which reviewed Data Documents history, strategic vision, revenues, major accounts, and other issues. He also advised the Directors that it was his belief, based upon discussions with financial advisors to Corporate Express, that such financial advisors would be prepared to render a fairness opinion if requested by Corporate Express. Following a review of the transaction and the presentation of Mr. Rysavy, the Corporate Express Board of Directors unanimously voted to approve the Merger, and to authorize the execution and delivery of the Merger Agreement subject to Messrs. Rysavy and Jacobs successfully negotiating a reduction in the Exchange Ratio to levels acceptable to the Board of Directors. Mr. Rysavy was to report back to the Directors to confirm his success in such negotiations. The Corporate Express Board of Directors has unanimously: (i) determined that it is in the best interest of Corporate Express and its shareholders to proceed with the Merger; (ii) determined that the terms of the Merger are fair to the Corporate Express shareholders; and
(iii) approved the Merger.

  On September 4, 1997, a conference call with Messrs. Rysavy, Jacobs, Kearns, Thomas and Chiles was held in which Mr. Rysavy communicated the Corporate Express Board's determination that the maximum exchange ratio Corporate Express would pay, as a result of the increase in its stock price, was 1.1 and that the collar should be reset to a range which reflects Corporate Express' then current stock price. The Data Documents Board members were conferred with informally during the day of September 4. Modifications to the transaction's structure were negotiated including a modification to the break-up fee and a reciprocal payment by Corporate Express in certain circumstances.

  On September 5, 1997, the Data Documents Board held a special meeting to consider the proposed Merger Agreement. At this meeting, Jefferies discussed the financial aspects of the proposed business combination and the procedures it had undertaken to evaluate the proposal from a financial point of view and addressed questions from members of the Board. Gibson, Dunn & Crutcher made a presentation regarding the structure of the proposed transaction, the negotiations surrounding the Merger Agreement and then discussed the Merger Agreement and the exhibits and disclosure schedules thereto with the Board. Jefferies delivered its opinion that the consideration to be received by the Data Documents shareholders was fair to such shareholders from a financial point of view as of such date. Following discussion of the terms of the proposed transaction including the revised structure, the Board of Directors of Data Documents unanimously approved the Merger Agreement, subject to certain changes and the resolution of certain remaining issues.

RECOMMENDATION OF THE DATA DOCUMENTS BOARD OF DIRECTORS

  For the reasons described below under "--Reasons for the Merger," the Data Documents Board of Directors has unanimously approved the Merger and recommends that Data Documents stockholders vote FOR approval of the Merger Agreement.

REASONS FOR THE MERGER

  Corporate Express. The Corporate Express Board of Directors believes that the Merger with Data Documents will: (i) allow Corporate Express to offer various additional services which are complementary to its business; (ii) create economies of scale by allowing the combined entity to reduce duplicative administrative functions and combine regional and national marketing programs; (iii) create a combined entity positioned to compete more effectively on both a strategic and financial basis; and (iv) create cross-selling opportunities.

  In reaching the conclusions discussed above, the Corporate Express Board of Directors considered the following material factors with no particular weight of importance for any single factor: (i) the judgment, advice and analyses of its management; (ii) the financial condition, results of operations and cash flows of Corporate Express and Data Documents, both on a historical and a prospective basis; (iii) the opportunity to achieve synergies, cost reductions and operating efficiencies that may become available to the combined enterprise as a result of the Merger; (iv) the strategic benefits of the Merger; (v) the terms and conditions of the Merger Agreement, which were viewed as providing an equitable basis for the Merger from the standpoint of Corporate Express; (vi) the historical market prices and trading information with respect to Corporate Express Common Stock and Data Documents Common Stock; (vii) the tax effects of the Merger on Corporate Express; and (viii) the ability to consummate the Merger as a pooling-of-interests under generally accepted accounting principles. While Corporate Express is unable at the present time to quantify the costs of integrating the operations of Data Documents into its operations, Corporate Express is in the process of estimating such costs and such estimate may be completed on or before the consummation of the Merger. Any potential synergies or cost savings resulting from the proposed Merger have not been quantified.

  Data Documents. The Board of Directors of Data Documents has concluded that the Merger is fair to and in the best interests of the Data Documents stockholders after considering financial, business, securities market and other information available to the Board concerning Corporate Express and Data Documents, including the investigations of Corporate Express by Data Documents' management and consultation with Data Documents' legal, financial and business advisors.

  In reaching its conclusion to approve the Merger and to unanimously recommend that the stockholders of Data Documents vote in favor of the Merger, the Board of Directors considered the following material factors (in connection with such consideration, no special weight of importance was given to any single factor):

    1. The belief of management of Data Documents that the Merger will enhance Data Documents product offering, distribution capabilities and services to its customers.

    2. The principal terms of the Merger Agreement, which the Data Documents' Board of Directors viewed as being reasonable to Data Documents and its stockholders under the circumstances. In particular, the Data Documents' Board noted that: (i) although Data Documents agreed to not solicit additional offers, it had the ability to respond to unsolicited alternative proposals to acquire Data Documents; (ii) the size of the breakup-fee payable under the Merger Agreement and the circumstance that it is not payable unless Data Documents enters into an Acquisition Transaction with another party within twelve months from the date of the Merger Agreement;
  (iii) the reciprocal nature of the breakup-fee under certain circumstances if Corporate Express does not increase the Merger consideration; and (iv) the generally reciprocal nature of the representations and warranties of Data Documents and Corporate Express.

    3. The Corporate Express Common Stock to be exchanged for Data Documents Common Stock represents an ownership interest in a larger company with greater opportunities for growth in the same industry in which Data Documents occupies a smaller niche.

    4. The opportunity to achieve economics of scale by allowing the combined entity to consolidate operating facilities, reduce duplicative administrative functions and to create a combined entity able to compete more effectively on both a strategic and operating basis than Data Documents would be able to if it were to remain independent.

    5. The information presented by Jefferies at the August 5 and September 5 meetings of the Board of Directors and the written opinion of Jefferies dated September 5, 1997, to the effect that the Merger consideration is fair to the Data Documents stockholders.

    6. The likelihood of continued consolidation in the industry in which Data Documents and Corporate Express operate.

    7. The fact that the merger consideration represents a significant premium above the pre-announcement market price of Data Documents Common Stock (Based upon a pre-announcement closing market price of $14.88 and $19.00 for Data Documents Common Stock and Corporate Express Common Stock, respectively, the premium would be 27.7% and 40.5% based upon an Exchange Ratio of 1 to 1 and 1.1 to 1, respectively).

OPINION OF DATA DOCUMENTS' FINANCIAL ADVISOR

  Data Documents engaged Jefferies to render an opinion to the Data Documents' Board as to the fairness, from a financial point of view, to the stockholders of Data Documents of the consideration to be received by such stockholders pursuant to the transaction as originally contemplated by the Merger Agreement. The Data Documents' Board selected Jefferies to render such opinion because of Jefferies' reputation as an internationally recognized investment banking firm. As part of its investment banking business, Jefferies is regularly engaged in the evaluation of capital structures, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

  On September 5, 1997, Jefferies delivered its oral presentation to the Data Documents' Board and followed this presentation with a written opinion to the Data Documents' Board, dated September 5, 1997, (the "Opinion"), to the effect that, as of such date and based upon procedures and subject to the assumptions set forth in the Opinion, the consideration to be received by the stockholders of Data Documents pursuant to the Merger is fair to such stockholders from a financial point of view. Except as set forth below, no limitations were imposed by the Data Documents' Board on the scope of Jefferies' investigations or procedures to be followed by it in rendering its Opinion. Jefferies was not requested to opine as to, and the Opinion did not address, the underlying business decision of the Data Documents' Board to proceed with or to effect the Merger.

  THE FULL TEXT OF THE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX II TO THIS PROXY STATEMENT AND PROSPECTUS. STOCKHOLDERS OF DATA DOCUMENTS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO PROCEDURES FOLLOWED, ASSUMPTIONS MADE AND MATTERS CONSIDERED BY JEFFERIES IN ARRIVING AT THE CONCLUSIONS EXPRESSED THEREIN. THE SUMMARY OF THE OPINION SET FORTH IN THIS PROXY STATEMENT AND PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE OPINION IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF DATA DOCUMENTS IN THE MERGER AND DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF DATA DOCUMENTS (OR ANY OTHER PERSON) AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

  The Opinion notes that: (i) the consummation of the Merger is conditioned upon the approval of the stockholders of Data Documents, and Jefferies is not recommending that Data Documents, the Data Documents' Board, any of its security holders or any other person should take any specific action in connection with the Merger; (ii) Jefferies was not requested to solicit, nor did Jefferies solicit, any third party indications of interest in acquiring all or any part of Data Documents, (iii) such opinion does not constitute a recommendation of the Merger over any alternative transactions which may be available to Data Documents, and does not address Data Documents' underlying business decision to effect the Merger; (iv) Jefferies did not opine as to the market value of the consideration to be received by the stockholders of Data Documents or the prices at which any of the securities of Corporate Express may trade upon following the consummation of the Merger; (v) Jefferies has no obligation to advise any person of any change in any fact or matter affecting the Opinion of which Jefferies becomes aware after the date of such Opinion; and (vi) such Opinion is for the use of the Data Documents' Board, as one element in the Data Documents' Board's consideration of the Merger, and may not be used for any other purpose, or otherwise referred to, relied upon or circulated, without Jefferies' prior written consent.

  In connection with the provision of the Opinion, Jefferies, among other things, (i) reviewed a draft of the Merger Agreement (including the schedules and exhibits thereto) and certain financial and other information that was publicly available or furnished to Jefferies by Data Documents and Corporate Express, including certain internal financial analyses, budgets, reports and other information prepared by the respective managements of the companies;
(ii) held discussions with various members of senior management of Data Documents and Corporate Express concerning each company's historical and current operations, financial conditions and prospects, as well as the strategic and operating benefits anticipated from the business combination; and (iii) conducted such other reviews, analyses and inquiries relating to Data Documents and Corporate Express as it considered appropriate.

  In Jefferies' review and analysis in rendering the Opinion, Jefferies relied upon, without independent investigation or verification, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by Data Documents and Corporate Express, or that was publicly available (including, without limitation, the information described above and the financial projections prepared by Data Documents and Corporate Express regarding the estimated future performance of the respective companies before and after giving effect to the Merger). The Opinion is expressly conditioned upon all such information (whether written or oral) being complete, accurate and fair in all respects.

  With respect to the financial projections provided by Data Documents and Corporate Express to, and examined by, Jefferies, Jefferies noted that projecting future results of any company is inherently subject to vast uncertainty. However, the Data Documents' Board informed Jefferies, and Jefferies assumed, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the companies as to the future performance of each company. In addition, although Jefferies performed sensitivity analyses thereon in rendering the Opinion, Jefferies assumed, with the permission of the Data Documents' Board, that each company will perform in accordance with such projections for all periods specified therein. Although such projections did not form the principal basis for the Opinion, but rather constituted one of many items that Jefferies employed, changes to such projections could affect the Opinion. In addition, Jefferies assumed, with the permission of the Data Documents' Board, that the Merger will be a tax-free reorganization and will be accounted for under the "pooling of interests" method of merger accounting. Jefferies has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion of which it becomes aware after the date of the Opinion.

  Jefferies was not requested to, and did not make any independent evaluation or appraisal of the assets or liabilities of, nor conducted a comprehensive physical inspection of any of the assets of, Data Documents or Corporate Express, nor was Jefferies furnished with any such appraisals.

  The Opinion is based on economic, monetary, political, market and other conditions existing and which could be evaluated as of the date of the Opinion (including, without limitation, then current market prices of shares of Data Documents Common Stock and shares of Corporate Express Common Stock and the terms of the Merger Agreement as of such date). The Opinion expressly noted that such conditions, however, are subject to rapid and unpredictable change and such changes could affect the conclusions expressed in the Opinion. Jefferies did not make an independent investigation of any legal matters affecting Data Documents or Corporate Express, and assumed the correctness of all legal and accounting advice given to such parties and their respective boards of directors, including (without limitation) advice as to the accounting and tax consequences of the Merger to Data Documents, Corporate Express and the stockholders of Data Documents.

  In rendering the Opinion, Jefferies also assumed that: (i) the terms and provisions contained in the definitive Merger Agreement (including the schedules and exhibits thereto) will not differ from those contained in the draft of those documents Jefferies reviewed; (ii) the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied without material expense; and (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which Data Documents, Corporate Express or any of their respective subsidiaries or affiliates is a party.

  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Opinion, Jefferies did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance of each analysis and factor. Accordingly, Jefferies' analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Opinion. In its analyses, Jefferies made many assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the merging companies. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein and herein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  The following summarizes the material financial and comparative analyses Jefferies performed in arriving at the conclusions expressed in the Opinion. The information presented below is based on the financial condition of Data Documents and Corporate Express as of June 30, 1997 and May 31, 1997, respectively and share price information of Data Documents Common Stock and Corporate Express Common Stock through the close of the market on September 4, 1997. The following does not purport to be a complete description of the analyses performed or the matters considered by Jefferies in arriving at the Opinion.

  Jefferies noted that the aggregate implied purchase price for Data Documents was approximately $265.7 million, which is comprised of (i) the assumption of approximately $76.3 million (market value assuming Senior Secured Notes price of 115.2%) in Data Documents debt and (ii) the issuance of shares of Corporate Express Common Stock valued at approximately $189.4 million.

ANALYSIS OF DATA DOCUMENTS

  Current Market Valuation. Jefferies examined the range of implied total enterprise value ("Total Enterprise Value" or "TEV") of Data Documents using its trading range over the last 52 weeks. Based on a September 4, 1997 closing bid price of $13.625, a 52-week high price of $14.750 and a 52-week low price of $9.000, the implied Total Enterprise Values ranged from $165.7 million to $222.8 million. Jefferies also noted that Data Documents' average trading price per share over the last 30 days was $13.101, over the last 90 days was $12.518 and the average over the last 180 days was $11.513.

  Comparable Publicly-Traded Company Analysis. Using public information, as part of its analysis, Jefferies calculated the implied TEV of Data Documents based on (i) Data Documents' latest twelve months ("LTM") historical information (the "Base Case") and (ii) "Data Documents with $5 Million in Synergies", which assumes that as a result of the Merger, cost redundancies between Data Documents and Corporate Express will be eliminated and that the pro forma combined company realizes the benefits of its respective operational strengths. Jefferies calculated these values using the multiples of TEV/LTM revenue, TEV/LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/LTM earnings per share ("EPS"), price/1997 EPS and price/1998 EPS at which five publicly traded business forms and services companies were trading on September 4, 1997. The five comparable companies examined were: Moore Corporation, Ltd., The Reynolds and Reynolds Company, Standard Register Corporation, Wallace Computer Services, Inc. and American Business

Products, Inc. The resulting multiples from these comparables were as follows:
TEV/LTM Revenue (mean: 1.1x, median: 0.9x, and range: 0.6x-1.8x); TEV/LTM EBITDA (mean: 7.4x, median; 7.1x, and range: 5.9x-9.3x); price/LTM EPS (mean:
16.9x, median: 15.9x, and range: 13.9x-21.3x); price/1997 EPS (mean: 15.9x, median: 16.5x, and range: 13.3x-18.1x); and price/1998 EPS (mean: 13.7x, median: 14.2x, and range: 11.4x-15.6x). Jefferies applied the mean multiples of these five comparable companies to the analogous LTM June 30, 1997 statistics for Data Documents. This analysis indicated an implied Total Enterprise Value of Data Documents of between approximately $239.0 million and $273.0 million based on the Base Case and of between approximately $242.7 million and $314.8 million based on Data Documents with $5 Million in Synergies. In comparison, the Total Enterprise Value consideration to be received by Data Documents in the Merger, based on an Exchange Ratio of 1.1 shares of Corporate Express Common Stock for each share of Data Documents Common Stock and a Corporate Express Common Stock closing bid share price of $17.00 on September 4, 1997, equals approximately $265.7 million.

  None of the companies used in the above analysis is identical to Data Documents. Because of the inherent differences between the operations of Data Documents and the comparable companies, a purely quantitative comparable company analysis is not particularly meaningful. An appropriate use of a comparable company analysis in this instance necessarily involves qualitative judgments concerning, among other things, differences between the financial and operating characteristics of Data Documents and the selected comparable companies that could affect the public trading values of Data Documents and such companies.

  Discounted Cash Flow Analysis. Jefferies applied a discounted cash flow analysis to Data Documents' financial forecasts for fiscal years 1997 through 1999. In conducting its discounted cash flow analysis, Jefferies first calculated the estimated future streams of cash flows that Data Documents would produce through the year 1999. These future streams of cash flows were calculated by taking the projected net income of Data Documents and making the following adjustments: (i) adding back depreciation and amortization, (ii) subtracting capital expenditures, changes in working capital, and changes in other non-cash items, and (iii) adding back after-tax interest expense. These projections were based on financial models provided by the management of Data Documents, which incorporated numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Data Documents' control. With respect to industry performance, general business and economic conditions, the assumptions reflected modest increases in inflation and economic activity. In particular, the models assumed that sales and net income would grow 7.0% and 15.4%, respectively, in 1997, 11.2% and 16.7%, respectively, in 1998, and 8.2% and 26.4%, respectively, in 1999. The models assumed that gross margins would remain essentially flat at 27% and selling, general and administrative expenses as a percentage of sales would improve from 15.5% in 1996 to 14.9% in 1999. The models assumed that Data Documents would redeem its 13.5% senior secured notes due 2002 on July 15, 1999 at a price of 104.2% of principal amount. In addition, Jefferies applied various terminal EBITDA multiples to Data Documents' 1999 projected EBITDA for terminal valuation purposes. The terminal EBITDA multiples used were a range from 5x to 7x EBITDA. Finally, Jefferies discounted such cash flow streams to present values using discount rates ranging from 8.3% to 12.3%, calculated using a weighted average cost of capital methodology for Data Documents. Based on this discounted cash flow analysis and the projections provided, the range of equity values for Data Documents were $125.1 million to $216.4 million, or $12.35 to $21.36 per share. These values imply a range of Total Enterprise Values of Data Documents of between $201.4 million to $292.7 million.

  Comparable Merger and Acquisition Transaction Analysis. Jefferies reviewed the consideration paid in the following four transactions that Jefferies believed were the only reasonable comparable transactions completed on or after August 1, 1995 for which sufficient public data was available as screened by Securities Data Company (target/acquirer): DIMAC Corporation/Heritage Media Corporation (October 1995), Duplex Products, Inc./Reynolds & Reynolds Company (April 1996), SFI Net, Inc./U.S. Office Products Company (January 1997) and Shade-Allied, Inc./American Pad & Paper Company (January 1997). Jefferies analyzed the consideration paid in such transactions as a multiple of the target companies' sales, EBITDA and earnings for the LTM period prior to the acquisition of the target. Such analysis yielded mean multiplies of 0.9x LTM sales, 10.5x LTM EBITDA and 13.7x LTM earnings. Jefferies compared these multiples with the respective multiples calculated using the Total Enterprise Value of Data Documents based on an offer price of $18.700 per share of Data Documents Common Stock (the Exchange Ratio multiplied by the closing share price of Corporate Express Common Stock on September 4, 1997 of $17.000 (the "Offer Price")). These multiplies were 1.1x LTM sales, 8.2x LTM EBITDA and 9.6x LTM earnings. Jefferies noted that each of the above targets differed from Data Documents in certain operational respects as follows: DIMAC Corporation was solely a direct mail company; Duplex Products, Inc. was a company with severely poor operating performance for a number of years; SFI Net, Inc. was primarily a distributor of business forms, as opposed to a manufacturer; and Shade-Allied, Inc. was a manufacturer of only machine paper and certain types of printed forms.

  Because the reasons for and circumstances surrounding each of the transactions analyzed were diverse and because of the inherent differences between the operations of Data Documents and the companies engaged in the selected transactions, Jefferies believes that a purely quantitative comparable transaction analysis is not particularly meaningful. An appropriate use of a comparable transaction analysis in this instance necessarily involves complex considerations and qualitative judgments concerning, among other things, differences between the characteristics of these transactions and the Merger that could affect the public trading value of the companies to which Data Documents is being compared.

  Leveraged Buyout/Change of Control Analysis. Jefferies examined an implied range of Total Enterprise Values for Data Documents based on a potential leveraged buyout of Data Documents. The analysis performed assumes that a purchaser could leverage Data Documents by 5.0x its LTM EBITDA and then determines the amount of cash equity that such a purchaser would be required to infuse in order to earn a range of equity rates of return upon a sale of Data Documents in three years. Based on a range of terminal EBITDA multiples for Data Documents' projected 1999 EBITDA from 5.0x to 7.0x and a purchaser's required return on equity range of 25% to 35%, the resulting implied Total Enterprise Values of Data Documents ranged from $206.0 million to $260.2 million. Jefferies noted that this range was less than the implied purchase price of Data Documents of $265.7 million in the Merger.

  Premiums Paid Analysis. Jefferies examined the premiums paid in all completed acquisition transactions announced on or after July 14, 1995 with transaction values between $100 and $500 million as screened by Securities Data Company. The mean premiums paid in these completed transactions based on the target's stock price one day, one week and one month prior to the announcement were 40.6%, 43.5% and 53.3%, respectively. In the proposed Merger, the assumed Offer Price of $18.700 per original share of Data Documents Common Stock represents, based on the closing bid prices of $13.625 per share of Data Documents Common Stock on September 4, 1997, $13.750 per share on August 28, 1997, and $12.500 per share on August 7, 1997, an approximate premium of 37.2%, 36.0% and 49.6%, respectively.

  Summary of Analyses. Jefferies noted that the average implied Total Enterprise Values based on the valuation methodologies performed resulted in a range of approximately $203.0 million to $272.6 million for Data Documents. In addition, Jefferies noted that the implied purchase price of Data Documents of $265.7 million was at the upper end of the average valuation range.

ANALYSIS OF CORPORATE EXPRESS

  Current Market Valuation. Jefferies examined the range of implied Total Enterprise Values of Corporate Express using its trading range over the last 52 weeks. Based on a September 4, 1997 closing bid price of $17.000, a 52-week high price of $26.172 and a 52-week low price of $8.250, the implied Total Enterprise Values ranged from $1,727.3 million to $4,116.9 million.

  Comparable Publicly-Traded Company Analysis. Using public information, as part of its analysis, Jefferies calculated the implied Total Enterprise Value of Corporate Express based on (i) Corporate Express' LTM historical information (the "Base Case") and (ii) "Corporate Express with $5 Million in Synergies", which assumes that as a result of the Merger, cost redundancies between Data Documents and Corporate Express will be eliminated and that the pro forma combined company realizes the benefits of its respective operational strengths. Jefferies calculated these values using the multiples of TEV/LTM revenue, TEV/LTM EBITDA, price/LTM EPS and price/1997 EPS at which four publicly traded office products and contract stationer companies were trading on September 4, 1997. The four comparable companies examined were: Boise Cascade Office Products, Inc., BT Office Products International, Inc., Viking Office Products, Inc. and U.S. Office Products Company. The resulting multiples from these comparables were as follows: TEV/LTM Revenue (mean: 0.9x, median: 0.8x, and range: 0.3x-1.4x); TEV/LTM EBITDA (mean: 13.3x, median:
13.7x, and range: 8.2x-16.6x); price/LTM EPS (mean: 27.5x, median: 26.1x, and range: 17.1x-42.0x); and price/1997 EPS (mean: 22.5x, median: 23.5x, and range: 13.8x-29.9x). Jefferies applied the mean multiples of these four comparable companies to the analogous LTM May 31, 1997 statistics for Corporate Express. This analysis indicated an implied Total Enterprise Value of Corporate Express of between approximately $2,051.8 million and $3,112.7 million based on the Base Case and of between approximately $2,134.3 million and $3,112.7 million based on Corporate Express with $5 Million in Synergies. The average of these parameters based on the Base Case and Corporate Express with $5 Million in Synergies implies a net equity value of Corporate Express of between approximately $1,859.3 million and $1,898.5 million, or between $13.94 and $14.24 per share.

  None of the companies used in the above analysis is identical to Corporate Express. Because of the inherent differences between the operations of Corporate Express and the comparable companies, a purely quantitative comparable company analysis is not particularly meaningful. An appropriate use of a comparable company analysis in this instance necessarily involves qualitative judgments concerning, among other things, differences between the financial and operating characteristics of Corporate Express and the selected comparable companies that could affect the public trading values of Corporate Express and such companies.

  Discounted Cash Flow Analysis. Jefferies applied a discounted cash flow analysis to Corporate Express' financial forecasts for 1997 through 1999. Jefferies noted that it only received one year of projections from Corporate Express (fiscal 1997) and extrapolated out its projections for EBITDA and free cash flow for two additional years using Corporate Express' projected five-year average annual growth rate of 45%. In conducting its discounted cash flow analysis, Jefferies first calculated the estimated future streams of cash flows that Corporate Express would produce through the year 1999. These future streams of cash flows were calculated by taking the projected net income of Corporate Express and making the following adjustments: (i) adding back depreciation and amortization, (ii) subtracting capital expenditures, changes in working capital, and changes in other non-cash items, and (iii) adding back after-tax interest expense. In addition, Jefferies applied various terminal EBITDA multiples to Corporate Express' 1999 projected EBITDA for terminal valuation purposes. The terminal EBITDA multiples used were a range from 8x to 10x EBITDA. Finally, Jefferies discounted such cash flow streams to present values using discount rates ranging from 8.8% to 12.8%, calculated using a weighted average cost of capital methodology for Corporate Express. Based on this discounted cash flow analysis and the projections provided, the range of equity values for Corporate Express were $2,676.2 million to $3,917.1 million, or $20.07 to $29.38 per share. These values imply a range of Total Enterprise Values of Corporate Express of between $3,303.5 million to $4,544.3 million.

  Summary of Analyses. Jefferies noted that the average implied Total Enterprise Values based on the valuation methodologies performed resulted in a range of approximately $2,360.9 million to $3,924.6 million for Corporate Express. In addition, Jefferies noted that the implied net equity value range for Corporate Express was between $1,733.6 million and $3,297.3 million, or between $13.00 and $24.73 per share.

ANALYSIS OF COMBINED COMPANY

  Earnings Per Share Analysis. Jefferies analyzed the effects of the Merger on the earnings per share of the combined company by comparing Corporate Express' LTM May 31, 1997 and fiscal year 1997 projected earnings per share on a stand-alone basis to (i) the LTM May 31, 1997 and fiscal year 1997 projected earnings per share pro forma for the Merger with "$5 Million in Synergies" assumed to be realized, and (ii) the LTM May 31, 1997 and fiscal year 1997 projected earnings per share pro forma for the Merger with no synergies ("No Synergies"). For the purpose of calculating earnings per share, Jefferies assumed that on a pro forma basis, there were approximately 134.5 million shares of Corporate Express outstanding in fiscal year 1997. Based on these analyses, Jefferies observed that in the Merger, the LTM May 31, 1997 and fiscal year 1997 projected earnings per share of Corporate Express Common Stock with $5 Million in Synergies were accretive to Corporate Express' stockholders by 16.7% and 9.8%, respectively. In addition, Jefferies observed that even with No Synergies, the Merger resulted in LTM May 31, 1997 and fiscal year 1997 projected earnings per share of Corporate Express Common Stock that were accretive to Corporate Express' stockholders by 11.9% and 4.9%, respectively.

  Contribution Analysis. Jefferies analyzed the relative contribution of each of Data Documents and Corporate Express to the pro forma combined company based on the projections provided to Jefferies by Data Documents and Corporate Express. Based on pro forma fiscal year 1997 data, Data Documents would contribute approximately 5.9% of revenues, 6.5% of gross margin and 12.2% of EBITDA of the combined company before taking into account any synergies that may be achieved if the Merger were consummated. Based on data as of September 4, 1997, Data Documents would contribute 5.6% of the market capitalization of the combined companies. Based on the Exchange Ratio, Data Documents would receive approximately 7.7% of the equity of Corporate Express following consummation of the Merger. Jefferies compared the above projected contribution percentages with the approximately 7.7% ownership that current Data Documents stockholders would have in the combined company. Jefferies considered this analysis relevant to the fairness to Data Documents' public stockholders from a financial point of view of the consideration to be paid by Corporate Express in the Merger because, to the extent that the percentage ownership of the Corporate Express shareholders in the combined company exceeds the projected contribution by Corporate Express to the combined operating results, the proportionate return to the Data Documents stockholders would adversely affect the fairness of the consideration to be paid. Conversely, to the extent that the proportionate ownership of the Corporate Express shareholders following the Merger is lower than the anticipated contribution of Corporate Express to the combined operating results, the Merger could be expected to improve per share results of operations from the perspective of current Data Documents stockholders. This would generally support a conclusion that the transaction is fair. In addition, Jefferies noted that although Data Documents' contribution to combined EBITDA in fiscal 1997 was greater than its initial ownership position in the combined entity, its relative contribution would decrease in each successive year of the projection period, and that the growth prospects that Corporate Express brings to the combined company mitigate any initial excess contribution by Data Documents on an EBITDA basis. As a result, Jefferies considered the relative contribution analysis to support its Opinion.

  Based on the foregoing analyses and factors Jefferies arrived at the Opinion; however, the summary set forth above does not propose to be a complete description of the analysis performed and factors considered by Jefferies in arriving at the Opinion.

  Pursuant to an engagement letter dated June 13, 1997 between Data Documents and Jefferies, as compensation for Jefferies' services in connection with its delivery of an opinion to Data Documents with respect to the Merger, Data Documents has paid Jefferies a fee of $250,000 (without regard to whether Jefferies' Opinion ultimately would be favorable or unfavorable), of which such fee is to be credited against the Advisory Fee described below, if earned. In addition, in connection with Jefferies' role as exclusive financial advisor to Data Documents, Data Documents will pay to Jefferies an advisory fee of 1.5% of the Total Enterprise Value of Data Documents on the closing date, or approximately $4.0 million, (the "Advisory Fee") upon closing of the Merger. Data Documents has also agreed to indemnify Jefferies against certain liabilities, including liabilities arising under the federal securities laws, and to reimburse Jefferies promptly for all out-of-pocket expenses (including the reasonable fees and expenses of counsel). In the ordinary course of its business, Jefferies may actively trade the securities of Data Documents and Corporate Express for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

EFFECTIVE TIME OF THE MERGER

  Upon the terms and conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Acquisition Sub will be merged with and into Data Documents at the Effective Time. The Merger will become effective immediately when the Certificate of Merger, prepared and executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger. The filing of the Certificate of Merger will be made as soon as practicable on or after the Closing.

  The Closing shall take place at a location mutually agreeable to Corporate Express and Data Documents on the third business day after satisfaction of (or waiver in accordance with the Merger Agreement) the latest to occur of the conditions set forth in Article VIII of the Merger Agreement, or at such other time and place as Corporate Express and Data Documents shall reasonably agree (the "Closing Date"). See "The Merger Agreement--Conditions to the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Data Documents Board of Directors with respect to the Merger, Data Documents's stockholders should be aware that certain members of the Data Documents Board of Directors and management have certain interests separate from their interests as holders of Data Documents Common Stock, including those referred to below.

  Upon consummation of the Merger, Corporate Express shall grant options to purchase 400,000 shares of Corporate Express Common Stock at an exercise price equal to the fair market value at the date of grant to certain employees of Data Documents, as recommended to Corporate Express in writing by senior management of Data Documents and as agreed to by the compensation committee of the Corporate Express Board of Directors. The amounts and terms of such options shall be consistent with the Corporate Express policies relating to stock option grants to new employees, providing for a four-year ratable vesting schedule beginning one year from the date of grant (2.083% per month, for months thirteen (13) through sixty (60), inclusive, following the Effective Time). See "The Merger Agreement--Additional Agreements." While the exact amounts are not yet determined or agreed upon, it is anticipated that certain members of the Data Documents Board of Directors and other senior management will receive a substantial percentage of such options.

  The Merger Agreement provides for indemnification for a period of six years of the officers and directors of Data Documents for any claims against such directors and officers, in such capacities, occurring prior to the Effective Time or arising out of transactions contemplated by the Merger Agreement. See "The Merger Agreement--Additional Agreements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Merger Agreement requires that Data Documents receive an opinion effective as of the Closing Date, based on factual representations by Data Documents and Corporate Express, from Gibson Dunn & Crutcher LLP, tax counsel to Data Documents, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that Corporate Express, Acquisition Sub and Data Documents will each be a party to that reorganization within the meaning of Section 368(b) of the Code and that no gain or loss will be recognized by a stockholder of Data Documents as a result of the Merger with respect to the shares of Data Documents Common Stock converted into Corporate Express Common Stock, except to the extent such stockholders receive cash in lieu of fractional shares.

  An opinion of counsel is not binding on the Internal Revenue Service or on the courts. Therefore, there can be no assurance that the Merger will constitute a tax-free reorganization or that any of the favorable tax treatments pursuant to a tax-free reorganization will be available to Data Documents stockholders. Because of the complexity of the tax laws and because the tax consequences to any particular stockholder may be affected by matters not discussed herein, each Data Documents stockholder is advised to consult its own tax advisor concerning the applicable federal, state and local income tax consequences of the Merger.

  Assuming qualification as a tax-free reorganization under the Code, (i) no gain or loss will be recognized by Corporate Express or its shareholders as a result of the Merger, (ii) no gain or loss will be recognized by

Data Documents or its stockholders who receive Corporate Express Common Stock in the Merger in exchange for their shares of Data Documents Common Stock (except to the extent such stockholders receive cash in lieu of fractional shares), (iii) the basis of the shares of Corporate Express Common Stock to be received by the Data Documents stockholders in the Merger will be the same as the basis of the shares of Data Documents Common Stock surrendered in exchange therefor and (iv) the holding period of the shares of Corporate Express Common Stock to be received by the Data Documents stockholders in the Merger will include the holding period of the respective shares of Data Documents Common Stock exchanged therefor, provided that all shares are held as capital assets of Data Documents stockholders at the Effective Time.

  THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH CORPORATE EXPRESS AND DATA DOCUMENTS STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

ANTICIPATED ACCOUNTING TREATMENT

  The Merger will be accounted for using the "pooling-of-interests" method of accounting pursuant to APB 16 and published interpretations thereof. The "pooling-of-interests" method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. The restated financial statements are adjusted to conform the accounting policies of the separate companies. See "The Merger Agreement--Conditions to the Merger" and "Corporate Express and Data Documents--Unaudited Combined and Pro Forma Financial Statements."

  Corporate Express, Acquisition Sub and Data Documents each represent that to its knowledge and based upon consultation with its independent accountants, neither it nor any of its affiliates has taken or agreed to take any action that would affect the ability of Corporate Express to account for the business combination to be affected by the Merger as a pooling of interests. Additionally, pooling of interests treatment is a condition to Closing. See "The Merger Agreement--Conditions to the Merger."

RESALE OF CORPORATE EXPRESS COMMON STOCK BY AFFILIATES

  Corporate Express Common Stock to be issued to stockholders of Data Documents in connection with the Merger will be registered under the Securities Act and, as such, will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an "Affiliate" (as defined below) of Data Documents or Corporate Express within the meaning of Rule 145 under the Securities Act ("Rule 145"). "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Data Documents or Corporate Express at the time of the Special Meeting (generally, directors, executive officers and major stockholders). Affiliates of Data Documents or Corporate Express may not sell their shares of Corporate Express Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Time, an Affiliate (together with certain related persons) would be entitled to sell shares of Corporate Express Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) during such one-year period within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Corporate Express Common Stock or the average weekly trading volume of such Corporate Express Common Stock during the four calendar weeks preceding such sale. Rule 145 would remain available to Affiliates only if Corporate Express remained current with its information filings with the Commission under the Exchange Act. One year after the Effective Time, an Affiliate would be able to sell such Corporate Express Common Stock without such manner of sale or volume limitations, provided that Corporate Express was current with its Exchange Act information filings and such Affiliate was not then an Affiliate of Corporate Express. Two years after the Effective Time, an Affiliate would be able to sell such shares of Corporate Express Common Stock without any restrictions provided such Affiliate has not been an Affiliate of Corporate Express for at least three months prior thereto.

  With certain non-material exceptions, shares of Corporate Express Common Stock received by Affiliates of Data Documents or held by Affiliates of Corporate Express may not be sold until Corporate Express publishes at least thirty (30) days of the combined results of operations of Corporate Express and Data Documents.

CERTAIN REGULATORY MATTERS

  The HSR Act and the rules and regulations thereunder provide that certain transactions may not be consummated until required information and materials have been furnished to the U.S. Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") and certain waiting periods have expired or been terminated. Corporate Express and Data Documents have made the requisite filings in order to cause the waiting periods to commence. There can be no assurance that the DOJ or FTC will permit the waiting periods to expire without taking further action to examine the implications of the Merger under applicable federal antitrust laws.

  Based on information available to it, Data Documents believes that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Corporate Express and Data Documents would prevail or would not be required to accept certain conditions, possibly including certain divestitures in order to consummate the Merger.

RIGHTS OF DISSENTING STOCKHOLDERS

  Data Documents stockholders will not be entitled to any appraisal or dissenters' rights under applicable state law in connection with the Merger.

COMPARISON OF STOCKHOLDER RIGHTS

  Prior to the Effective Time, the rights of Data Documents stockholders are governed by the DGCL, the Data Documents Certificate of Incorporation (the "Data Documents Certificate") and the Data Documents By-Laws (the "Data Documents By-Laws"). At the Effective Time, the stockholders of Data Documents will become shareholders of Corporate Express, a corporation governed by Colorado law, the Corporate Express Articles of Amendment and Restatement (the "Corporate Express Articles") and the Corporate Express By-Laws (the "Corporate Express By-Laws"). The following discussion summarizes the material differences between the rights of holders of the Data Documents Common Stock and holders of the Corporate Express Common Stock. The following summarizes certain provisions of the DGCL, the Colorado Business Corporation Act (the "CBCA"), the Corporate Express Articles and the Corporate Express By-Laws, the Data Documents Certificate and the Data Documents By-Laws.

  General. The DGCL and the interpretations of those laws by Delaware courts is generally more comprehensive and more developed than the CBCA and the interpretation of those laws by Colorado courts. The DGCL is more frequently updated and revised to meet changes in the business environment. The CBCA replaced the Colorado Corporation Code effective July 1, 1994 and is a modern, updated corporation statute. Corporate Express does not believe that it has been impeded in operating its business under the CBCA.

  Voting Groups. Under the CBCA, Corporate Express shareholders are entitled to vote in voting groups in certain circumstances. A voting group consists of all the shares of one or more classes or series that, under the Corporate Express Articles or under the CBCA, are entitled to vote and be counted together collectively on a matter at a meeting of shareholders. If multiple voting groups are entitled to vote on a matter, favorable action on the matter is taken only when it is duly approved by each such voting group. Although the Corporate Express Common Stock is the only issued and outstanding voting stock of Corporate Express and the Corporate Express

Articles do not provide for voting by voting groups, any other class or series of capital stock that may be issued by Corporate Express in the future is entitled to vote separately as a voting group under the CBCA in connection with certain amendments to the Corporate Express Articles and certain plans of merger and share exchange. See "--Amendments to Corporate Express Articles and Data Documents Certificate."

  The DGCL has no equivalent provisions for voting groups.

  Amendments to Corporate Express Articles and Data Documents
Certificate. Under the CBCA, an amendment to the Corporate Express Articles (with certain exceptions for routine amendments) must be proposed by the Corporate Express Board of Directors or the holders of shares representing at least ten percent (10%) of all of the votes entitled to be cast on the amendment, and must then be approved by the holders of a majority of the votes cast within the voting groups entitled to vote on the amendment.

  Under the CBCA, all of the holders of Corporate Express Common Stock, and each holder of shares of an affected class or series of stock, if any, voting in separate voting groups, are entitled to vote on any amendment of the Corporate Express Articles that would (i) increase or decrease the aggregate number of authorized shares of the class or series; (ii) effect an exchange or reclassification of all or part of the shares of the class or series into shares of another class or series; (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the class or series; (iv) change the designation, preferences, limitations, or relative rights of all or part of the shares of the class or series; (v) change the shares of all or part of the class or series into a different number of shares of the same class or series; (vi) create a new class of shares having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the class or series; (vii) increase the rights, preferences, or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class or series; (viii) limit or deny an existing preemptive right of all or part of the shares of the class or series; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the class or series.

  Under the DGCL and the Data Documents Certificate, amendments to the Data Documents Certificate must be adopted by the Data Documents Board of Directors and must then be approved by the holders of a majority of the voting power of the outstanding shares of stock entitled to vote thereon. The DGCL requires the approval of a majority of the outstanding shares of a class of stock, voting as a separate class, for any amendment that changes the number of authorized shares of that class, changes the par value of that class or adversely affects the powers, preferences or special rights of that class.

  Amendments to By-Laws. As permitted under the CBCA, the Corporate Express By-Laws provide that the Corporate Express By-Laws may be amended, supplemented or repealed by the Corporate Express Board of Directors.

  As permitted under the DGCL, the Data Documents Certificate provides that the Data Documents By-Laws may be adopted, amended, or repealed by the Data Documents Board of Directors.

  Vote Required for Merger and Certain Other Transactions. Under the CBCA, except for certain specific situations, whole shareholder approval is not required, a plan of merger or share exchange or a transaction involving the sale, lease, exchange or other disposition of all or substantially all of Corporate Express' property, other than in the usual and regular course of business, must be adopted by the Corporate Express Board of Directors and then approved by each voting group entitled to vote separately on such plan, share exchange or transaction by the holders of a majority of all the votes entitled to be cast on such plan, share exchange or transaction by that voting group; provided, however, that unless the articles of incorporation of a corporation that was in existence on June 30, 1994 provide otherwise, a plan of merger or share exchange which requires shareholder approval must be approved by two-thirds of all votes entitled to be cast on the plan by that voting group. The CBCA requires separate voting by voting groups (i) on a plan of merger if the plan contains a provision that, if contained in an amendment to the Corporate Express Articles, would require action by separate voting groups, and (ii) on a plan of share exchange by each class or series of shares included in the share exchange, with each class or series constituting a separate voting group.

  Under the DGCL, an agreement of merger or a sale, lease or exchange of all or substantially all of Data Documents' assets must be approved by the Data Documents Board of Directors and then adopted by the holders of a majority of the voting power of the outstanding shares of stock entitled to vote thereon.

  Directors. The Corporate Express Articles provide that the number of directors shall be fixed by the Corporate Express By-Laws. The Corporate Express By-Laws provide that the Corporate Express Board of Directors shall consist of five members.

  The Data Documents Certificate provides that the number of directors shall be fixed from time to time solely by resolution of the Data Documents Board of Directors. The Data Documents By-Laws provide that the Data Documents Board of Directors shall consist of not less than two nor more than seven members.

  Removal of Directors. Under the Corporate Express By-Laws, a member of the Corporate Express Board of Directors may be removed, with or without cause, by the holders of a majority of the shares of stock entitled to vote on the election of directors. In addition, a director may be removed by the district court of the county in Colorado in which Corporate Express' principal or registered office is located, in a proceeding commenced either by Corporate Express or by shareholders holding at least ten percent of the outstanding shares of any class, if the court finds that the director engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion with respect to Corporate Express and that removal is in Corporate Express' best interests.

  Under the DGCL and the Data Documents By-Laws, directors of Data Documents may be removed, with or without cause, by the holders of a majority of the voting power of the outstanding shares of stock entitled to vote thereon.

  Newly Created Directorships and Vacancies. Under the CBCA and the Corporate Express By-Laws, vacancies in the Corporate Express Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, and newly created directorships resulting from an increase in the number of directors, including an increase effected by the Corporate Express Board of Directors, may be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or special meeting of shareholders called for that purpose.

  Under the DGCL and the Data Documents By-Laws, newly created directorships resulting from any increase in the number of directors, including an increase effected by the Data Documents Board of Directors, may be filled by a majority of the directors then in office, provided that a quorum is present. Any other vacancy on the Board may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Whenever the holders of any one or more classes or series of Preferred Stock issued by Data Documents shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of the stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the Preferred Stock Designation applicable thereto. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

  Cumulative Voting. As permitted under the CBCA, the Corporate Express Articles expressly provide that there shall be no cumulative voting in the election of directors.

  The Data Documents Certificate does not provide for cumulative voting in the election of directors.

  Limitation of Director's Liability. As permitted by both the CBCA and the DGCL, both the Corporate Express Articles and the Data Documents Certificate eliminate or limit the personal liability of a director to Corporate Express or its shareholders and Data Documents or its stockholders, respectively, for monetary damages based on such director's breach of fiduciary duty, provided that a director's liability is not eliminated or limited for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for certain excess or prohibited distributions, or for any transaction from which the director derived an improper personal benefit.

  Indemnification of Directors and Officers. The CBCA and the DGCL contain generally similar provisions for the indemnification of directors, officers, employees and agents. The CBCA permits indemnification of a director only if the director conducted himself or herself in good faith and reasonably believed, in connection with conduct in an official capacity, that his or her conduct was in the best interests of the corporation and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests. The DGCL permits such indemnification if the director acted in good faith and reasonably believed that such conduct was in or not opposed to the best interests of the corporation. The CBCA generally precludes indemnification if there is an adjudication of liability that the director obtained an improper personal benefit. The DGCL does not specifically deal with cases of improper personal benefit. Neither the CBCA nor the DGCL permits a corporation to indemnify directors against judgments in actions brought by or in the right of the corporation in which such director was adjudged liable to the corporation, and the DGCL extends such limitation to indemnification of officers. However, both the CBCA and the DGCL permit indemnification for reasonable expenses in such situations if the indemnification is ordered by a court. Both the CBCA and the DGCL permit the corporation to advance expenses upon a written undertaking for their repayment if the person receiving the advance is not ultimately entitled to indemnification. In addition, the CBCA requires (i) written affirmation of a good faith belief of having met his or her standard of conduct and (ii) determination that facts known would not preclude indemnification. The CBCA prohibits provisions in articles of incorporation, bylaws, or contracts that are inconsistent with the statutory provisions, while the DGCL specifies that the statutory provisions are not exclusive of other rights to indemnification or advancement of expenses that may be provided by bylaws, agreements, votes of stockholders or disinterested directors, or otherwise.

  Special Meeting of Shareholders; Action by Consent. Under the CBCA and the Corporate Express By-Laws, a special meeting of the shareholders of Corporate Express may be called for any purpose by the Chairman of the Corporate Express Board of Directors, by the Corporate Express Board of Directors, by the Chief Executive Officer or by the President of Corporate Express and must be called by the Chairman of the Corporate Express Board of Directors at the request of the holders of not less than ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at such meeting. Under the CBCA, unless the Corporate Express Articles require that action be taken at a shareholders' meeting, any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if all of the shareholders entitled to vote thereon consent to such action in writing.

  As permitted under the DGCL, the Data Documents By-Laws provide that special meetings of stockholders of Data Documents may be called by the Data Documents Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or the holders of ten percent or more of the combined voting power of all classes of Data Documents' capital stock. Under the DGCL, any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if all the shareholders entitled to vote thereon consent to such action in writing.

  Business Combinations Involving a Change of Control. Neither the CBCA, the Corporate Express Articles nor the Corporate Express By-Laws contain any special provisions regarding business combinations involving a change of control.

  The DGCL prohibits certain transactions between a Delaware corporation, the shares of which are listed on a national securities exchange, and an "interested stockholder," unless the certificate of incorporation of the corporation contains a provision expressly electing not to be governed by this prohibition. The Data Documents Certificate does not contain such an election. An "interested stockholder" includes a person that is directly or indirectly a beneficial owner of fifteen percent (15%) or more of the voting power of the outstanding voting stock of the corporation and such person's affiliates and associates. The provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder became an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date such stockholder became an interested stockholder, (ii) the interested stockholder acquired at least eighty-five percent (85%) of the voting stock of the corporation in the transaction in which such stockholder became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding stock that is not owned by the interested stockholder.

  Dissenters' Rights. Under the CBCA, a shareholder who complies with prescribed statutory procedures, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of (i) consummation of a plan of merger to which Corporate Express is a party, if approval by Corporate Express shareholders is required for the merger or if Corporate Express were a subsidiary that was merged with its parent corporation, (ii) consummation of a plan of share exchange to which Corporate Express is a party as the corporation whose shares will be acquired,
(iii) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of Corporate Express' property, if a shareholder vote is required for such disposition under the CBCA or (iv) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by Corporate Express if Corporate Express shareholders are entitled to vote on whether Corporate Express will consent to the disposition; unless the shareholder's shares are listed on a national securities exchange or on the National Market System of the National Association of Securities Dealers Automated Quotation System or are held of record by more than 2,000 shareholders, provided, however, that this limitation shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporation action, anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange, (b) shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange or on the National Market System of the National Association of Securities Dealers Automated Quotation System or will be held of record by more than 2,000 shareholders, (c) cash in lieu of fractional shares or (d) any combination of the shares described in (a) and (b) or cash in lieu of fractional shares.

  A shareholder is also entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of (i) a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if such fractional share or scrip is to be acquired for cash or the scrip is to be voided under the CBCA or (ii) any corporate action, to the extent provided by the Corporate Express By-Laws or a resolution of the Corporate Express Board of Directors.

  Generally, stockholders of a Delaware corporation who object to certain mergers or consolidations of the corporation are entitled to appraisal rights, requiring the surviving corporation to pay the fair value of the dissenting shares. There are, however, no statutory rights of appraisal with respect to stockholders of a Delaware corporation whose shares of stock are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders. In addition, no appraisal rights shall be available for any shares of stock of a surviving corporation in a merger if the merger did not require the approval of the stockholders of such corporation. Further, the DGCL does not provide appraisal rights to stockholders who dissent from the sale of all or substantially all of the corporation's assets unless the certificate of incorporation provides otherwise. The Data Documents Certificate does not provide for appraisal rights upon the sale of all or substantially all of the assets of Data Documents.

  Dividends. Under the CBCA, a dividend may be paid on the Corporate Express Common Stock unless, after payment of the dividend, (i) Corporate Express would not be able to pay its debts as they become due in the usual course of business or (ii) Corporate Express' total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Corporate Express were dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those holders receiving the dividend.

  Under the DGCL, a dividend may be paid on the Data Documents Common Stock out of either surplus (defined as the excess of net assets over capital) or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid on such stock out of surplus if the capital of Data Documents is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

  Stock Repurchases. Under the CBCA, Corporate Express may purchase, redeem or otherwise acquire its own shares, unless after giving effect thereto, (i) Corporate Express would not be able to pay its debts as they become due in the usual course of business or (ii) Corporate Express' total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Corporate Express were dissolved at the time of the redemption, to satisfy the preferential rights of shareholders whose preferential rights are superior to those holders whose shares are to be acquired.

  Under the DGCL, Data Documents may purchase, redeem or otherwise acquire its own shares. However, Data Documents may not (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, if such shares will be retired upon their acquisition and the capital of the corporation reduced or
(ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation.

  Related Party Transactions. Under the CBCA, no contract or transaction between Corporate Express and one or more of its directors or between Corporate Express and any other corporation, partnership, association, or other organization in which one or more of Corporate Express' directors are directors or officers, or have a financial interest, unless the contract or transaction is between Corporate Express and an entity that owns, directly or indirectly, all of the outstanding shares of Corporate Express or all of the outstanding shares or other equity interests of which are owned, directly or indirectly, by Corporate Express, is void or voidable solely for that reason, or solely because the director is present at or participates in the meeting of the Corporate Express Board of Directors or committee thereof which authorizes the contract or transaction, or solely because such director's votes are counted for that purpose, if: (i) the material facts as to such director's relationship or interest and as to the contract or transaction are disclosed or are known to the Corporate Express Board of Directors or the committee, and the Corporate Express Board of Directors or committee in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (ii) the material facts as to such director's relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by a vote of the shareholders; or (iii) the contract or transaction is fair to Corporate Express.

  In addition, under the CBCA, the Corporate Express Board of Directors or a committee thereof may not authorize a loan by Corporate Express to a Corporate Express director or to an entity in which a Corporate Express director is a director or officer or has a financial interest or a guaranty by Corporate Express of an obligation of a Corporate Express director or of an obligation of an entity in which a Corporate Express director is a director or officer or has a financial interest, unless such entity (where an entity is involved) is one that owns, directly or indirectly, all of the outstanding shares of Corporate Express or all of the outstanding shares or other equity interests of which are owned, directly or indirectly, by Corporate Express, until at least ten days after written notice of the proposed authorization of the loan or guaranty has been given to the holders of the Corporate Express Common Stock who would be entitled to vote on such a transaction.

  The DGCL contains provisions regarding transactions with directors and officers that are substantially similar to those of the CBCA. In addition, the DGCL provides that Data Documents may loan money to, or guaranty any obligation incurred by, its officers (including those who are also directors) if, in the judgment of the Data Documents Board of Directors, such loan or guarantee may reasonably be expected to benefit Data Documents.

  Corporate Records; Shareholder Inspection. Under the CBCA, a shareholder or a shareholder's agent or attorney is entitled to inspect and copy, upon at least five business days' written notice and during regular business hours at Corporate Express' principal office, the Corporate Express Articles, the Corporate Express By-Laws, minutes of all shareholders meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group or to the holders of any class or series of shares as a group, a list of the names and business addresses of current directors and officers, the most recent corporate report delivered to the Colorado Secretary of State, and certain financial statements of Corporate Express prepared for periods ending during the last three years. In addition, a shareholder who (i) has been a Corporate Express shareholder for at least three months or who is a holder of at least five percent of all of the outstanding shares of any class of Corporate Express capital stock, (ii) makes a demand in good faith and for a purpose reasonably related to the shareholder's interest as a shareholder,
(iii) describes with reasonable particularity the purpose and the records the shareholder desires to inspect, and (iv) requests records that are directly connected with the described purpose, or such shareholder's agent or attorney, is entitled to inspect and copy, upon at least five business days' written notice and during regular business hours at a reasonable location specified by Corporate Express: excerpts from minutes or records of any Corporate Express Board of Directors meeting or action, minutes or records of any shareholders' meeting or action, excerpts of records of any action of a Corporate Express Board of Directors committee, waivers of notices of any shareholder, Corporate Express Board of Directors or Corporate Express Board of Directors committee meeting, accounting records of Corporate Express, and records of the names and addresses of shareholders.

  Under the DGCL, any stockholder of Data Documents, in person or by attorney or other agent, may, upon written demand under oath stating the purpose thereof, during the usual hours for business, inspect for any proper purpose, the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom.

  Preemptive Rights. As permitted by the CBCA, the Corporate Express Articles provide that, unless otherwise approved by Corporate Express' Board of Directors, Corporate Express shareholders shall have no preemptive right to acquire additional unissued shares or securities convertible into shares or carrying a right to acquire or subscribe to shares.

  Under the DGCL, the stockholders of Data Documents do not have preemptive rights unless specifically granted in the certificate of incorporation. The Data Documents Certificate does not grant Data Documents stockholders preemptive rights.

                             THE MERGER AGREEMENT

  The following description is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix I to this Proxy Statement and Prospectus and is incorporated by this reference herein.

CONDITIONS TO THE MERGER

  The respective obligations of each party to effect the Merger are subject to the following conditions:

  Stockholder Approval. The Merger Agreement and the transactions contemplated therein shall have been approved and adopted by the requisite vote of the stockholders of Data Documents under applicable law and applicable listing requirements.

  Nasdaq Listing. The shares of Corporate Express Common Stock issuable in the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

  Other Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all other governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and be in effect at the Effective Time.

  The Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the Commission or any state regulatory authorities.

  No Injunctions or Restraints. No preliminary or permanent injunction or other order or decree by any federal or state court which would prevent the consummation of the Merger shall have been issued and remain in effect.

  No Actions. No action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the consummation of the Merger illegal.

  Other Consents. All required governmental consents, orders and approvals shall have been obtained and be in effect at the Effective Time. All required consents and approvals of lenders who have advanced $5,000,000 or more to Corporate Express or Data Documents and lessors of material leases shall have been obtained and be in effect at the Effective Time.

  Pooling of Interests. Coopers & Lybrand L.L.P., certified public accountants for Corporate Express and Acquisition Sub, shall have delivered a letter addressed to Corporate Express, dated as of the Closing Date, in form and substance reasonably satisfactory to Corporate Express, stating that the Merger will qualify as a pooling of interests transaction under APB 16 and published interpretations thereof. Deloitte & Touche LLP, certified public accountants for Data Documents, shall have delivered a letter, dated as of the Closing Date, addressed to Data Documents, in form and substance reasonably satisfactory to Data Documents, stating that Data Documents has not taken any action that would affect the ability to account for the Merger as a pooling of interests transaction under APB 16 and published interpretations thereof.

  The obligation of Corporate Express and Acquisition Sub to effect the Merger is subject to the fulfillment or waiver at or prior to the Closing of the following additional conditions:

  Performance of Obligations and Representations and Warranties of Data Documents. Data Documents shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Data Documents contained in the Merger Agreement shall be true and correct in all respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Corporate Express shall have received a Certificate of the President and Chief Executive Officer or of a Vice President of Data Documents, in form and substance reasonably satisfactory to Corporate Express, to that effect.

  Legal Opinion. Corporate Express shall have received an opinion from Gibson Dunn & Crutcher LLP, special counsel to Data Documents, effective as of the Closing Date, addressing various legal matters related to the Merger.

  Comfort Letters. Corporate Express shall have received "comfort" letters in customary form and substance reasonably satisfactory to Corporate Express from Deloitte & Touche LLP, certified public accountants for Data Documents, dated the date of the Proxy Statement and Prospectus, the effective date of the Registration Statement and the Closing Date (or such other date reasonably acceptable to Corporate Express) with respect to certain financial statements and other financial information included in the Registration Statement and any subsequent changes in specified balance sheet and income statement items, including total assets, working capital, total stockholders' equity, total revenues and the total and per share amounts of net income related to Data Documents.

  No Material Changes. Since the date of the Merger Agreement, there shall have been no changes that have, and no event or events shall have occurred which have resulted in or have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Data Documents and its subsidiaries, taken as a whole.

  Governmental Waivers and Consents. All governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Corporate Express of the Merger.

  Other Agreements and Assurances. Corporate Express has received the Affiliate Agreements and waivers and/or amendments to certain employment agreements.

  Audited Financial Statements. Corporate Express has received Data Documents' audited consolidated financial statements for the year ended December 31, 1996, together with an unqualified opinion from Deloitte & Touche LLP regarding such financial statements, which financial statements shall reflect earnings which are not materially less than the average of the published projections of the securities analysts' which regularly follow Data Documents and which financial statements shall reflect all normal, recurring adjustments necessary to present fairly Data Documents' results from operations or financial conditions.

  Fairness Opinion. Corporate Express shall have received from Merrill Lynch, Pierce, Fenner & Smith, Inc. (or other nationally recognized investment banking firm reasonably acceptable to Corporate Express) an opinion reasonably acceptable to Corporate Express, dated as of the date on which the Proxy Statement and Prospectus is first distributed, to the effect that the Exchange Ratio is fair, from a financial point of view, to Corporate Express' shareholders, and such opinion shall not have been withdrawn. This condition is expected to be waived by Corporate Express.

  The obligation of Data Documents to effect the Merger is subject to the following additional conditions:

  Performance of Obligations and Representations and Warranties of Corporate Express and Acquisition Sub. Corporate Express and Acquisition Sub shall have performed in all material respects their agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Corporate Express and Acquisition Sub contained in the Merger Agreement shall be true and correct in all respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Data Documents shall have received a certificate of the Chairman of the Board and Chief Executive Officer, the President or a Vice President of Corporate Express and of the President and Chief Executive Officer or a Vice President of Acquisition Sub to that effect.

  Legal Opinions. Data Documents shall have received an opinion of Gibson Dunn & Crutcher LLP, special counsel to Data Documents, in form and substance reasonably satisfactory to Data Documents, effective as of the Closing Date and based on representations of Corporate Express and Acquisition Sub, to the effect that (i) the Merger of Acquisition Sub with and into Data Documents pursuant to the Merger Agreement and applicable State law will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) Corporate Express, Acquisition Sub and Data Documents will each be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) stockholders of Data Documents will not recognize gain or loss as a result of the Merger, except to the extent such stockholders receive cash in lieu of fractional shares and such opinion shall not have been withdrawn or modified in any material respect. In addition, Data Documents shall have received an opinion or opinions from Ballard Spahr Andrews & Ingersoll, special counsel to Corporate Express and Acquisition Sub, dated the Closing Date, reasonably satisfactory to Data Documents and addressing various legal matters related to the Merger.

  Comfort Letters. Data Documents shall have received "comfort" letters in customary form from Coopers & Lybrand L.L.P., certified public accountants for Corporate Express and Acquisition Sub, dated the date of this Proxy Statement and Prospectus, the effective date of the Registration Statement and the Closing Date (or such other date reasonably acceptable to Data Documents) with respect to certain financial statements and other financial information included in the Registration Statement and any subsequent changes in specified balance sheet and income statement items, including total assets, working capital, total stockholders' equity, total revenues and the total and per share amounts of net income related to Corporate Express.

  No Material Changes. Since the date of the Merger Agreement, there shall have been no changes that have, and no event or events shall have occurred which have resulted in or have, a material adverse change in the business, operations, properties, assets, condition (financial or other) or results of operations of Corporate Express and its subsidiaries, taken as a whole.

  Governmental Waivers and Consents. All governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Corporate Express of the Merger.

  Fairness Opinion. Data Documents shall have received from Jefferies & Company, Inc. (or other nationally recognized investment banking firm reasonably acceptable to Corporate Express) an opinion, dated as of the date on which this Proxy Statement and Prospectus is first distributed to the stockholders of Data Documents, to the effect that the consideration to be received by the stockholders of Data Documents is fair, from a financial point of view, to the holders of Data Documents Common Stock, and such opinion shall not have been withdrawn.

  Other Agreements. Corporate Express shall have entered into an employment agreement with Walter J. Kearns.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties by each of Corporate Express, Acquisition Sub and Data Documents relating to, among other things, (i) organization and qualification to do business, (ii) capitalization, (iii) subsidiaries, (iv) authority to enter into the Merger; non-contravention of laws or governing documents and regulatory approvals, (v) reports and financial statements, (vi) absence of undisclosed liabilities,
(vii) absence of certain changes or events, (viii) litigation, (ix) the Registration Statement and this Proxy Statement and Prospectus, (x) no violations of law, (xi) compliance with agreements, (xii) taxes, (xiii) employee benefit plans and ERISA matters, (xiv) labor controversies, (xv) environmental matters, (xvi) title to assets, (xvii) material agreements, (xviii) pooling-of-interests matters and (xix) brokers, finders or investment bankers in connection with the Merger. Data Documents makes additional representations and warranties with respect to (i) stockholder approval, (ii) excess parachute payments,
(iii) trademarks and intellectual property, (iv) transactions with related parties, (v) insurance and (vi) year 2000 compliance. Corporate Express and Acquisition Sub further represent and warrant that Acquisition Sub has had no prior activities, obligations or liabilities.

CERTAIN COVENANTS

  During the period from the date of the Merger Agreement and continuing until the Closing Date, Data Documents shall, and shall cause its subsidiaries to:

  Ordinary Course. Conduct their respective businesses in the ordinary and usual course of business and consistent with past practice.

  Changes in Stock. Not (i) amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary of Data Documents.

  Issuance of Securities. Not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, or otherwise cause to become outstanding, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Data Documents may issue shares (i) upon conversion of convertible securities and exercise of options outstanding on the date of the Merger Agreement; and (ii) in connection with the certain acquisitions described in the Merger Agreement.

  Other Conduct. Not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (X) borrowings in the ordinary course of business or (Y) borrowings to refinance existing indebtedness, the terms of which shall be satisfactory to Corporate Express, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests under APB 16 and published interpretations thereof, (iv) take or fail to take any action which action or failure would cause Data Documents or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than acquisitions of assets in the ordinary course of business, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business, or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

  Preservation of Goodwill. Use all commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by the Merger Agreement.

  Communication with Corporate Express. Confer on a regular and frequent basis with one or more representatives of Corporate Express to report operational matters of materiality and the general status of ongoing operations.

  No Changes in Employment Agreements. Not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice.

  No Changes in Compensation Arrangements. Not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law.

  Maintain Insurance. Maintain with financially responsible and adequately capitalized insurance companies insurance coverage on its assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

  During the period from the date of the Merger Agreement and continuing until the Closing Date, Corporate Express shall, and shall cause Acquisition Sub to:

  Ordinary Course. Conduct their respective businesses in the ordinary and usual course of business and consistent with past practice.

  Changes in Stock. Not (i) except as necessary to consummate the transactions contemplated by the Merger Agreement, amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary of Corporate Express.

  Communication with Data Documents. Confer on a regular and frequent basis with one or more representatives of Data Documents to report operational matters of materiality and the general status of ongoing operations.

NO SOLICITATION

  After the date of the Merger Agreement and prior to the Effective Time or earlier termination of the Merger Agreement, Data Documents shall not, and shall not permit any of its subsidiaries (including officers, directors, representatives and agents of Data Documents and its subsidiaries) to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide information to any corporation, partnership, person or other entity or group except Corporate Express, concerning any merger, sale of assets, sale of or tender offer for its common stock or similar actions (any such transactions, an "Acquisition Transaction"). However, the Board of Directors of Data Documents is not prevented from taking and disclosing to Data Documents' stockholders a position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act with regard to any tender offer.

  Notwithstanding the provisions in the Merger Agreement, in response to an unsolicited written proposal with respect to an Acquisition Transaction, Data Documents may furnish information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") pursuant to appropriate confidentiality agreements and may participate in discussions and negotiate with such Potential Acquirer concerning any inquiry or proposal to acquire Data Documents in an Acquisition Transaction or negotiate with such Potential Acquirer if (i) Data Documents shall have given not less than two
(2) business days' advance written notice to Corporate Express of Data Documents' intention to do so, (ii) the board of directors of Data Documents is advised by one or more of its independent financial advisors that providing information to the Potential Acquirer is likely to lead to an Acquisition Transaction on terms that would yield a higher value to Data Documents' stockholders than the Merger and is in furtherance of the best interests of Data Documents' stockholders and (iii) based upon advice of its legal counsel, its board of directors determines in good faith, that such action is in furtherance of the best interests of Data Documents' stockholders and that the failure to provide such information to such Potential Acquirer would constitute a breach of its fiduciary duty to its stockholders.

  In the event Data Documents shall determine to provide any information or negotiate as described above, or shall receive any offer of the type referred to above, it shall (i) immediately provide Corporate Express a copy of all information provided to the third party, (ii) promptly inform Corporate Express that information is to be provided, that negotiations are to take place or that an offer has been received and (iii) if a request, inquiry, proposal or offer has been received, furnish to Corporate Express a description of the material terms thereof and, unless the board of directors of Data Documents concluded that such disclosure is inconsistent with its fiduciary duties under applicable law, furnish to Corporate Express the identity of the person receiving such information or the proponent of such offer, if applicable.

  Data Documents may terminate the Merger Agreement and enter into a definitive agreement for an Acquisition Transaction which meets the requirements set forth above with a Potential Acquirer with which it is permitted to negotiate, but only if (i) the independent financial advisors of the Company shall have determined in good faith that such Acquisition Transaction would be more favorable to Data Documents' stockholders from a financial point of view than the Merger and is in furtherance of the best interests of Data Documents' stockholders, (ii) Data Documents shall have furnished Corporate Express with a copy of the definitive agreement at least five (5) business days prior to its execution and (iii) Corporate Express shall have failed within such five (5) business day period to offer to amend the terms of the Merger Agreement so that the Merger would be, in the good faith determination of the Board of Directors of Data Documents, at least as favorable to Data Documents' stockholders from a financial point of view as the Acquisition Transaction.

ADDITIONAL AGREEMENTS

  Pursuant to the Merger Agreement, Corporate Express and Data Documents have made the following additional agreements:

  Access. Corporate Express and Data Documents and their respective subsidiaries shall each afford to the other and their respective accountants, counsel, financial advisors and other representatives, full access to all of their respective properties, books, contracts, commitments, records and documents filed or received pursuant to federal or state securities laws or filed with the Commission or which may have a material effect on their respective businesses, properties or personnel and such other information as the other party may reasonably request. Corporate Express and its subsidiaries, and Data Documents and its subsidiaries, shall hold and shall use their reasonable best efforts to cause their representatives to hold, in strict confidence all non-public documents and information furnished to Corporate Express and Acquisition Sub or to Data Documents, as the case may be, in connection with the transactions contemplated by the Merger Agreement, except that such information as may be necessary may be disclosed in connection with statutory approvals, Data Documents stockholders' approval and as required by law or judicial or administrative order.

  Registration Statement and Proxy Statement. Corporate Express and Data Documents will file with the Commission as soon as is reasonably practicable, this Proxy Statement and Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable. Corporate Express shall also take any reasonable action required under applicable state blue sky or securities law in connection with the issuance of Corporate Express Common Stock pursuant to the Merger.

  Stockholder Meeting. Data Documents will submit the Merger Agreement for the approval of its stockholders at a meeting of stockholders and, subject to the fiduciary duties of the Boards of Directors under applicable law, shall use its reasonable best efforts to obtain stockholder approval and adoption of the Merger Agreement and the transactions contemplated thereby.

  Affiliates of the Company. Within 30 days after the Merger Agreement is entered into, Data Documents shall identify in a letter to Corporate Express all persons who may be deemed affiliates of Data Documents under Rule 145 of the Securities Act ("Rule 145") and shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws. Data Documents shall use its reasonable best efforts to obtain as soon as practicable from any person who may be deemed to have become an affiliate of Data Documents after Data Documents' delivery of the letter referred to above a written agreement regarding Affiliate status.

  Nasdaq Listing. Corporate Express shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on Nasdaq, upon official notice of issuance, of the shares of Corporate Express Common Stock to be issued pursuant to the Merger and the shares of Corporate Express Common Stock to be reserved for issuance upon exercise of Exchanged Options and Exchanged Warrants.

  Expenses and Fees. Data Documents and Corporate Express shall bear their own expenses, including reasonable and customary fees and expenses payable to attorneys, accountants and investment bankers, incurred in connection with the Merger. In addition, Corporate Express will pay the fees and expenses incurred in connection with the printing, filing and mailing of this Proxy Statement and Prospectus and the HSR Act filing, provided, however, that in the event the Merger is not consummated, the parties will share equally in such fees and expenses. If the Merger is not consummated because either party breaches a material representation or warranty or fails to perform a material covenant contained in the Merger Agreement, and such breach has not been cured within twenty (20) business days after notice by the other party thereof, and the other party has not breached and such non-breaching party chooses to terminate the Merger Agreement as a direct result of such breach or failure, the breaching party shall pay the non-breaching party the sum of $1,000,000. Additionally, if the Merger is not consummated because Data Documents enters into an Acquisition Transaction at any time within twelve months of the date of the Merger Agreement, Data Documents shall pay to Corporate Express the sum of $3,000,000, which sum shall be in lieu of the $1,000,000 listed above. In the event that the Merger is not consummated because Corporate Express does not exercise its right to increase the Exchange Ratio (because of a drop in its stock price), unless Corporate Express Stock Value is less than $13.20 per share, then Corporate Express shall pay to Data Documents the sum of $3,000,000, which sum shall be in lieu of the $1,000,000 listed above.

  Agreement to Cooperate. Corporate Express and Data Documents will use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate and make effective the transactions contemplated by the Merger Agreement. Each of Corporate Express and Data Documents undertakes and agrees to make all filings and comply with all requests related to the HSR Act.

  Public Statements. Unless required by law or by obligations pursuant to any listing agreement with the Nasdaq National Market, Corporate Express and Data Documents (i) shall consult with each other prior to issuing any press release or any written public statement with respect to the Merger Agreement or the transaction contemplated thereby, and (ii) shall not issue any such press release or written public statement prior to such consultation.

  Option Plans and Warrants. Corporate Express will cause a Form S-8 to be filed with the Commission as soon as practicable following the Effective Time, but not later than thirty days after the Effective Time, to register the shares of Corporate Express Common Stock underlying the Corporate Express Options granted in replacement of Data Documents Options, or will cause such shares to be subject to an existing Form S-8.

  Pursuant to Data Documents' existing Warrant Agreement dated as of November 28, 1994 between Data Documents and The Bank of New York (as successor-in-interest to NationsBank of Texas, N.A.), concurrently with the consummation of the Merger, Corporate Express shall enter into a Supplemental Warrant Agreement and shall mail a notice describing such Supplemental Warrant Agreement to the holders of Data Documents' warrants.

  Notification. Each of Data Documents, Corporate Express and Acquisition Sub agrees to give prompt notice to each other of, and to use its reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in the Merger Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

  Indemnification. For a period of six years after the Effective Time, Corporate Express shall, and Corporate Express shall cause the Surviving Corporation, to the extent permitted under Section 145 of the DGCL and to the extent of Data Documents' indemnification prior to the Effective Time, indemnify and hold harmless (and advance expenses to) each present and former officer, director, previously indemnified employee and previously indemnified agent of Data Documents and any of its subsidiaries (collectively, the "Indemnified Parties") against any costs, expenses, judgments, fines, losses, claims, damages, liabilities or amounts that are paid in settlement in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was a director or officer of Data Documents and arising out of acts or omissions occurring at or prior to the Effective Time, or arising out of the transactions contemplated by the Merger Agreement.

  For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Data Documents (or may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred before the Effective Time.

  In the event the Surviving Corporation or Corporate Express or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Corporate Express shall assume the obligations set forth above.

  Corrections. Prior to the date of approval of the Merger by Data Documents' stockholders, each of Data Documents and Corporate Express shall promptly correct any information provided by it to be used specifically in this Proxy Statement and Prospectus and the Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the Commission and have declared effective or cleared by the Commission any amendment or supplement to this Proxy Statement and Prospectus or the Registration Statement so as to correct the same and to cause this Proxy Statement and Prospectus as so corrected to be disseminated to the stockholders of Data Documents, to the extent required by applicable law.

  Employment Agreements. Following the execution of the Merger Agreement, Data Documents will use its best efforts to cause any and all employees of Data Documents who are parties to agreements that may provide to them cash compensation upon a change of control (as defined therein) of Data Documents and certain other events to execute amendments and/or waivers of the cash compensation provisions applicable upon such a change of control in exchange for which Corporate Express will enter into employment agreements with each such employee of Data Documents in form and substance reasonably satisfactory to the parties thereto.

  Irrevocable Proxies. Data Documents will use its best efforts to cause its executive officers and directors to execute and deliver to Corporate Express irrevocable proxies authorizing Corporate Express to vote all shares of Data Documents Common Stock which such executive officers and directors are entitled to vote in favor of the Merger.

  Grant of Options to Data Documents Employees. Upon consummation of the Merger, Corporate Express shall grant options to purchase 400,000 shares of Corporate Express Common Stock to certain employees of Data Documents as recommended to Corporate Express in writing by senior management of Data Documents and as agreed to by the compensation committee of the Corporate Express Board of Directors. Options granted to an employee for the aggregate purchase of 5,000 shares or less of Corporate Express Common Stock shall be qualified as incentive stock options. Options granted to an employee for the aggregate purchase of more than 5,000 shares of Corporate Express Common Stock shall be non-qualified options. Corporate Express will register the shares issuable pursuant to such options on a Form S-8 and shall use reasonable efforts to effect authorization for listing of such shares on Nasdaq.

  Tax-Free Treatment of Merger. Corporate Express, Acquisition Sub and Data Documents shall each use its best efforts to cause the Merger to be treated as a tax-free reorganization for federal income tax purposes.

  Corporate Express' Periodic Reports Following the Merger. As soon as practicable following the Effective Time, Corporate Express shall file with the Commission a periodic report under the Exchange Act which contains at least thirty (30) days of combined results of operations of Data Documents and Corporate Express as required by ASR 135 within the time prescribed for the filing of such report.

  Employee Benefits. Corporate Express will provide employee benefits to the employees of Data Documents and its subsidiaries in an amount and nature materially consistent with benefits provided to existing employees of Corporate Express and its subsidiaries, which benefits will, to the extent practicable and feasible, be generally comparable to existing benefits provided to Data Documents' employees. Notwithstanding the foregoing, nothing contained in the Merger Agreement shall be construed as requiring Corporate Express or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person. Corporate Express will also use its reasonable best efforts cause each employee medical benefit plan in which the employees of Data Documents and its subsidiaries participate from and after the Effective Time to waive (i) any preexisting condition restriction that was waived under the terms of any analogous plan immediately prior to the Effective Time or (ii) any waiting period limitation that would otherwise be applicable to an employee of Data Documents or its subsidiaries on or after the Effective Time to the extent such employee had satisfied any similar waiting period limitation under any analogous plan prior to the Effective Time.

TERMINATION, AMENDMENT AND WAIVER

  The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of Data Documents,
(i) by either Data Documents or Corporate Express: (A) if the Merger is not consummated by December 31, 1997, other than on account of delay or default on the part of the terminating party; (B) if the Merger is enjoined by a final unappealable court order not entered at the request or with the support of the terminating party or any of its respective five percent (5%) stockholders, affiliates or associates; (C) if the nonterminating party fails to perform in any material respect any of its covenants in the Merger Agreement and does not cure such default in all material respects within 30 days after written notice of such default is given to the nonterminating party by the terminating party; or (D) if the Data Documents stockholders' vote is not sufficient to approve the Merger; and (ii) by Data Documents if: (X) it determines to enter into a qualifying Acquisition Transaction; (Y) Corporate Express does not elect to increase the Exchange Ratio because the Corporate Express Stock Value is less than $15.00; or (Z) the Corporate Express Stock Value is less than $10.00, even if Corporate Express does elect to increase the Exchange Ratio.

  The Merger Agreement may not be amended except by action taken by the parties' respective Boards of Directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each of the parties to the Merger Agreement and in compliance with applicable law.

  At any time prior to the Effective Time, the parties to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            CORPORATE EXPRESS

  The following selected consolidated financial data for fiscal 1996 (ending March 1, 1997), 1995 (ending March 2, 1996), 1994 (ending February 25, 1995), and 1993 (ending February 28, 1994) have been derived from Corporate Express' consolidated financial statements which have been audited by independent accountants. The selected consolidated financial data for the six months ended August 30, 1997 and August 31, 1996 and fiscal 1992 is derived from unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The information set forth below should be read in conjunction with the consolidated financial statements of Corporate Express incorporated herein by reference.

                                             FISCAL YEAR                                 SIX MONTHS ENDED
                          ------------------------------------------------------  -------------------------------
                             1996        1995        1994       1993      1992    AUGUST 30, 1997 AUGUST 31, 1996
                          ----------  ----------  ----------  --------  --------  --------------- ---------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:(1)
Net sales...............  $3,196,056  $1,890,639  $1,145,151  $520,956  $420,030    $1,854,976      $1,405,870
Cost of sales(2)........   2,417,746   1,417,366     855,361   402,142   323,922     1,418,524       1,058,727
Merger related inventory
 provisions(3)..........         --        5,952         --      1,146       --            --              --
                          ----------  ----------  ----------  --------  --------    ----------      ----------
 Gross profit...........     778,310     467,321     289,790   117,668    96,108       436,452         347,143
Warehouse operating and
 selling expenses.......     562,879     342,581     219,213    97,054    76,056       320,900         249,281
Corporate general and
 administrative
 expenses...............      95,101      49,742      29,624    13,063    12,408        55,480          44,124
Merger and other
 nonrecurring
 charges(4).............      19,840      36,838         --      1,928     2,592           --              --
                          ----------  ----------  ----------  --------  --------    ----------      ----------
 Operating profit.......     100,490      38,160      40,953     5,623     5,052        60,072          53,738
Interest expense, net...      26,949      17,968      16,915     5,014     4,972        19,374          10,555
Other income (expense)..         244       1,786         562      (104)     (993)          180            (114)
                          ----------  ----------  ----------  --------  --------    ----------      ----------
Income (loss) before
 income taxes...........      73,785      21,978      24,600       505      (913)       40,878          43,069
Income tax expense......      33,649      13,766       8,294     2,316     1,567        17,331          17,670
                          ----------  ----------  ----------  --------  --------    ----------      ----------
Income (loss) before
 minority interest......      40,136       8,212      16,306    (1,811)   (2,480)       23,547          25,399
Minority interest
 (income)/expense.......      (1,860)      1,436          69       152       --         (1,042)           (100)
                          ----------  ----------  ----------  --------  --------    ----------      ----------
Income (loss) from
 continuing operations..      41,996       6,776      16,237    (1,963)   (2,480)       24,589          25,499
Loss from discontinued
 operations(5)..........         --        1,225         327       712     4,571           --              --
                          ----------  ----------  ----------  --------  --------    ----------      ----------
Income (loss) before
 extraordinary item.....      41,996       5,551      15,910    (2,675)   (7,051)       24,589          25,499
Extraordinary item(6)...         --          --          586    (1,169)      --            --              --
 Net income (loss)......  $   41,996  $    5,551  $   16,496  $ (3,844) $ (7,051)   $   24,589      $   25,499
                          ==========  ==========  ==========  ========  ========    ==========      ==========
Pro forma net income
 (loss)(7)..............  $   40,281  $    5,140  $   15,769  $ (5,124) $ (7,390)   $   24,589      $   24,842
                          ==========  ==========  ==========  ========  ========    ==========      ==========
Weighted average common
 shares outstanding.....     130,029     110,408      80,993    55,598                 133,786         128,267
Pro forma net income
 (loss) per common
 share:(8)
 Continuing operations..  $     0.31  $     0.06  $     0.19  $  (0.09)             $     0.18      $     0.19
 Discontinued
  operations............         --        (0.01)      (0.01)    (0.01)                    --              --
 Extraordinary item.....         --          --         0.01     (0.02)                    --              --
                          ----------  ----------  ----------  --------              ----------      ----------
 Net income (loss)......  $     0.31  $     0.05  $     0.19  $  (0.12)             $     0.18      $     0.19
BALANCE SHEET DATA:(1)
Working capital.........  $  393,653  $  253,693  $  166,421  $ 96,880  $ 50,771    $  411,780      $  326,764
Total assets............   1,843,977   1,023,365     645,309   446,189   160,510     1,906,965       1,373,313
Long-term debt and
 capital lease
 obligations............     633,250     163,399     188,340   177,523    52,375       637,614         539,385
Shareholders' equity and
 redeemable
 preferred(9)...........     693,607     521,776     259,325   116,363    39,584       732,603         536,269

--------
(1) The Hermann Marketing, Inc. ("HMI") acquisition (effective January 30,
    1997), the Sofco-Mead, Inc. ("Sofco") acquisition (effective January 24,
    1997), the United TransNet ("UT") acquisition (effective November 8,
    1996), the Nimsa S.A. ("Nimsa") acquisition (effective October 31, 1996), the U.S. Delivery Systems, Inc. ("Delivery") acquisition (effective March 1, 1996), the Richard Young Journal, Inc. ("Young") acquisition (effective February 27, 1996) and the acquisition of Lucas Bros., Inc. ("Lucas") (effective November 30, 1993) were accounted for as poolings of interests and, accordingly, the HMI, Sofco, UT, Nimsa, Delivery, Young and Lucas accounts and results are included for all applicable periods.
(2) Cost of sales includes occupancy and delivery expenses.
(3) Reflects the write-down to fair market value of certain inventory which Corporate Express decided to eliminate from its product line.

(4) Merger and other nonrecurring charges relate primarily to the mergers with Sofco, HMI, Nimsa and UT in fiscal 1996, Delivery and Young in fiscal 1995 and Lucas in fiscal 1993 and include, among other things, costs to complete the acquisitions, merging and closing redundant facilities, personnel reductions and centralizing certain administrative functions. The fiscal 1993 charge included an exit plan for the integration of the newly acquired delivery business into Corporate Express' core product distribution business. In the third quarter of fiscal 1996, nine months after the creation of the original exit plan, Corporate Express acquired UT, approximately doubling its delivery services capacity. At that time, Corporate Express adopted a new plan to integrate the delivery services business separate from the core product distribution business. In connection with the new exit plan, Corporate Express evaluated its facility and personnel requirements and identified duplicate facilities consistent with the new plan. As a result of this new plan, the closure of thirteen delivery facilities and five distribution facilities, incorporated in the original fiscal 1995 plan, was superseded. Included in the distribution facilities that were to be retained was the South Carolina facility which was expected to be merged into the Atlanta and planned North Carolina facilities. Due to significant new business in the Atlanta area and several unexpected acquisitions, the Atlanta facility is at full capacity and this closure plan was terminated. Additionally, several subsequent acquisitions in fiscal 1996, which were not contemplated at the end of fiscal 1995, were completed in the Carolinas and surrounding markets, which eliminated the opportunity to close the South Carolina facility and maintain a high level of customer service.

(5) In fiscal 1995, Sofco adopted a plan to discontinue Sofco-Eastern, Inc., and in February 1993, Lucas adopted a plan to discontinue its retail operations.
(6) Reflects extraordinary loss related to a write-off of an unamortized discount on debt in fiscal 1993 and extraordinary gain related to the repurchase by Corporate Express of $10 million principal amount of Corporate Express' 9 1/8% Senior Subordinated Notes (the "CEI Senior Notes") in fiscal 1994.
(7) Pro forma net income reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if the acquired company was a C corporation.
(8) Pro forma net income (loss) per common share is calculated by dividing pro forma net income (loss), after preferred stock dividend requirements of Young of $432,000 and $1,500,000 for fiscal 1994 and fiscal 1993, respectively.
(9) Redeemable preferred was converted to common stock in fiscal 1994.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                DATA DOCUMENTS

  The following table sets forth selected consolidated financial data of Data Documents as of and for each of the years in the five-year period ended December 31, 1996. The consolidated financial data as of and for each of the five years in the period ended December 31, 1996, have been derived from Data Documents' audited Consolidated Financial Statements. Data Documents' Consolidated Financial Statements as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994 and Deloitte & Touche LLP's audit report with respect thereto have been incorporated herein by reference. The consolidated financial data as of and for the six month periods ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements of Data Documents and, in the opinion of Data Documents' management, reflect all adjustments, consisting only of adjustments of a normal recurring nature, necessary for a fair presentation of such data. The statement of operations data for interim periods is not necessarily indicative of results for the full years.

                                         YEARS ENDED DECEMBER 31,                           SIX MONTHS ENDED
                          -----------------------------------------------------------  ---------------------------
                             1996        1995        1994        1993         1992     JUNE 30, 1997 JUNE 30, 1996
                          ----------  ----------  ----------  -----------  ----------  ------------- -------------
                                        (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net Sales..............  $  246,496  $  242,238  $  193,626  $   193,588  $  184,400   $  126,394    $  124,678
 Cost of Goods Sold.....     181,058     186,011     148,797      152,036     144,630       93,338        92,242
                          ----------  ----------  ----------  -----------  ----------   ----------    ----------
 Gross Profit...........      65,438      56,227      44,829       41,552      39,770       33,056        32,436
 Selling, General and
  Administrative
  Expenses..............      38,177      35,334      32,729       32,306      32,398       19,009        18,802
 Stock Compensation
  Charge(1).............         --          156         --           --          --           --            --
 Nonrecurring
  Charge(2).............         --          --          --           --        4,208          --            --
                          ----------  ----------  ----------  -----------  ----------   ----------    ----------
 Operating Income.......      27,261      20,737      12,100        9,246       3,164       14,047        13,634
 Debt Expense...........       9,751      13,335       8,735        8,063       8,160        4,607         4,960
                          ----------  ----------  ----------  -----------  ----------   ----------    ----------
 Income (Loss) Before
  Income Taxes..........      17,510       7,402       3,365        1,183      (4,996)       9,440         8,674
 Income Tax Expense
  (Benefit).............       7,086       3,127       1,533          212      (1,785)       3,818         3,520
                          ----------  ----------  ----------  -----------  ----------   ----------    ----------
 Income (Loss) Before
  Extraordinary Item....  $   10,424  $    4,275  $    1,832  $       971  $   (3,211)  $    5,622    $    5,154
                          ==========  ==========  ==========  ===========  ==========   ==========    ==========
 Net Income (Loss)
  (3),(4),(5)...........  $   10,370  $    1,354  $     (963) $       971  $   (3,211)  $    5,622    $    5,100
                          ==========  ==========  ==========  ===========  ==========   ==========    ==========
 Net Income (Loss)
  Available for Common
  Stock.................  $   10,370  $    1,354  $   (1,583) $       288  $   (3,898)  $    5,622    $    5,100
                          ==========  ==========  ==========  ===========  ==========   ==========    ==========
Earnings (Loss) Per
 Common Share:
 Primary:
 Income (Loss) Before
  Extraordinary Item....  $     1.05  $     0.61  $     0.13  $      0.03  $    (0.71)  $     0.56    $     0.52
 Extraordinary Item.....       (0.01)      (0.40)      (0.30)         --          --           --          (0.01)
                          ----------  ----------  ----------  -----------  ----------   ----------    ----------
  Net Income (Loss).....  $     1.04  $     0.21  $    (0.17) $      0.03  $    (0.71)  $     0.56    $     0.51
                          ==========  ==========  ==========  ===========  ==========   ==========    ==========
Fully Diluted:
 Income (Loss) Before
  Extraordinary Item....  $     1.05  $     0.61  $     0.11  $      0.05  $    (0.24)  $     0.56    $     0.52
 Extraordinary Item.....       (0.01)      (0.40)      (0.17)         --          --           --          (0.01)
                          ----------  ----------  ----------  -----------  ----------   ----------    ----------
 Net Income (Loss)......  $     1.04  $     0.21  $    (0.06) $      0.05  $    (0.24)  $     0.56    $     0.51
                          ==========  ==========  ==========  ===========  ==========   ==========    ==========
Weighted Average Common
 and Common Share
 Equivalents
 Outstanding:
 Primary................   9,939,454   7,333,864   9,453,494   10,025,704   5,505,652    9,954,979     9,932,331
 Fully Diluted..........   9,943,754   7,333,864  16,911,580   18,161,798  13,641,746    9,954,979     9,932,331
BALANCE SHEET DATA:
 Working Capital........  $   53,445  $   43,016  $   37,231  $    29,179  $   28,691   $   59,111    $   49,352
 Total Assets...........     133,977     125,725     116,221      104,534     105,289      140,153       127,123
 Long-Term Obligations,
  Less Current
  Maturities............      63,965      65,212      86,719       68,569      71,298       63,952        64,689
 Redeemable Preferred
  Stock.................         --          --          --         6,829       6,829          --            --
 Exchangeable
  Warrants(6)...........         --          --        2,771          --          --           --            --
 Common Stockholders'
  Equity (Deficit)......      37,676      27,424      (5,143)      (2,979)     (3,267)      43,329        32,397

--------
(1) Reflects the difference between the fair value and the price paid for Data Documents Common Stock issued to an employee and a director in the second quarter of 1995.
(2) Relates to $1,863,000 of plant consolidation costs in connection with the cessation of operations at two of Data Documents' manufacturing facilities and the $2,345,000 writedown of the carrying values of certain real estate property in connection with the sale and leaseback of five other manufacturing facilities.
(3) In November 1994, Data Documents incurred an extraordinary charge of $2,795,000 net of income tax benefit of $1,787,000 for the write-off of unamortized deferred financing costs and unamortized original issue discount and certain termination fees and costs associated with the early termination of debt in connection with the issuance of the DDI 13 1/2% Senior Secured Notes (the "DDI Senior Notes").
(4) In November 1995, Data Documents incurred an extraordinary charge of $2,921,000 net of income tax benefit of $1,790,000 for the write-off of unamortized deferred financing costs, unamortized original issue discount and prepayment fees associated with the prepayment of $24,000,000 of DDI Senior Notes.
(5) In June 1996, Data Documents incurred an extraordinary charge of $54,000 net of income tax benefit of $34,000 for the write-off of unamortized deferred financing costs, unamortized original issue discount, and certain premium on reacquisition associated with the repurchase of $500,000 of DDI Senior Notes.
(6) Exchangeable warrants include the present value of Data Documents outstanding warrants, which were exchangeable, under certain circumstances, for an aggregate of $4 million principal amounts of DDI Senior Notes or $4 million cash. This exchangeability feature was terminated upon completion of the Data Documents' initial public offering.

                     CORPORATE EXPRESS AND DATA DOCUMENTS

             UNAUDITED COMBINED AND PRO FORMA FINANCIAL STATEMENTS

  The unaudited Historical Combined Statements of Operations are based upon the historical financial statements of Corporate Express and Data Documents which are included or incorporated by reference in this Proxy Statement and Prospectus and should be read in conjunction with those consolidated financial statements and related notes. The unaudited Historical Combined Statements of Operations give effect to the proposed Merger by combining the results of operations of Corporate Express for the six months ended August 30, 1997 and August 31, 1996 and for the years ended March 1, 1997, March 2, 1996 and February 25, 1995 with the results of operations of Data Documents for the six months ended June 30, 1997 and June 30, 1996 and for the years ended December 31, 1996, December 31, 1995 and December 31, 1994. For purposes of the combined presentation, certain conforming accounting adjustments and reclassifications have been made to the Data Documents financial information to be consistent with the Corporate Express presentation.

  The unaudited Pro Forma Combined Balance Sheet presents the combined financial position of Corporate Express as of August 30, 1997 with the financial position of Data Documents as of June 30, 1997 assuming the Merger was consummated on August 30, 1997.

  The unaudited Pro Forma Combined Statements of Operations gives effect to the proposed Merger by combining the results of operations of Corporate Express for the years ended March 1, 1997, March 2, 1996, and February 25, 1995 and the six months ended August 30, 1997 and August 31, 1996 with the results of operations of Data Documents for the years ended December 31, 1996, 1995 and 1994 and the six months ended June 30, 1997 and June 30, 1996 assuming the Merger was consummated as of the beginning of the earliest period presented.

  The unaudited Pro Forma Combined Balance Sheet and the unaudited Pro Forma Combined Statements of Operations exclude transaction costs and certain estimated consolidation costs and do not reflect the planned retirement of Data Documents' senior subordinated notes following the Merger and related write-off of capitalized debt costs and original issue discount.

                  CORPORATE EXPRESS AND DATA DOCUMENTS, INC.

                       PRO FORMA COMBINED BALANCE SHEET

                                AUGUST 30, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                              CORPORATE
                                                                               EXPRESS
                                                  CORPORATE                      AND
                                                   EXPRESS                       DATA
                                                     AND                      DOCUMENTS
                         CORPORATE     DATA     DATA DOCUMENTS  PRO FORMA     PRO FORMA
                          EXPRESS    DOCUMENTS     COMBINED    ADJUSTMENTS     COMBINED
                         ----------  ---------  -------------- -----------    ----------
                                    ASSETS
Current assets:
  Cash and cash equiva-
   lents................ $   39,290  $ 13,300     $   52,590                      52,590
  Receivables, net......    569,376    34,152        603,528                     603,528
  Inventories...........    201,354    38,183        239,537      (5,508)(1)     234,029
  Other current assets..     64,695     1,962         66,657       2,148 (2)      68,805
                         ----------  --------     ----------    --------      ----------
    Total current as-
     sets...............    874,715    87,597        962,312      (3,360)        958,952
Property and equipment,
 net....................    280,580    37,623        318,203                     318,203
Goodwill, net...........    680,396     9,531        689,927                     689,927
Other assets, net.......     71,274     5,402         76,676                      76,676
                         ----------  --------     ----------    --------      ----------
    Total assets........ $1,906,965  $140,153     $2,047,118    $ (3,360)     $2,043,758
                         ==========  ========     ==========    ========      ==========
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...... $  307,722  $ 16,383     $  324,105                  $  324,105
  Accrued liabilities...    105,638    11,156        116,794                     116,794
  Accrued purchase
   costs................     11,307                   11,307                      11,307
  Accrued merger and re-
   lated costs..........     12,292                   12,292                      12,292
  Current portion of
   long-term debt and
   capital leases.......     25,976       947         26,923                      26,923
                         ----------  --------     ----------    --------      ----------
    Total current lia-
     bilities...........    462,935    28,486        491,421         --          491,421
Capital lease obliga-
 tions..................     11,398                   11,398                      11,398
Long-term debt..........    626,216    63,952        690,168                     690,168
Deferred income taxes...     38,350     2,489         40,839                      40,839
Minority interest in
 subsidiaries...........     22,285                   22,285                      22,285
Other non-current lia-
 bilities...............     13,178     1,897         15,075                      15,075
                         ----------  --------     ----------    --------      ----------
    Total liabilities...  1,174,362    96,824      1,271,186         --        1,271,186
Shareholders' equity:
  Common stock..........         26        10             36          (8)(3)          28
  Additional paid-in
   capital..............    666,461    32,022        698,483           8 (3)     698,491
  Retained earnings.....     72,811    11,503         84,314      (3,360)(4)      80,954
  Stockholder notes re-
   ceivable.............                 (206)          (206)                       (206)
  Foreign currency
   translation adjust-
   ments................     (6,695)                  (6,695)                     (6,695)
                         ----------  --------     ----------    --------      ----------
    Total shareholders'
     equity.............    732,603    43,329        775,932      (3,360)        772,572
                         ----------  --------     ----------    --------      ----------
    Total liabilities
     and shareholders'
     equity............. $1,906,965  $140,153     $2,047,118    $ (3,360)     $2,043,758
                         ==========  ========     ==========    ========      ==========

--------
(1) Conform DDI from LIFO basis inventory valuation to a FIFO basis inventory valuation consistent with CEI accounting policies.
(2) Income tax effect of the above pro forma adjustment at the statutory tax rate.
(3) To adjust for the difference between the DDI common stock and CEI common stock par values.
(4) Retained earnings impact of the above pro forma adjustments and related income tax effects.

                      CORPORATE EXPRESS AND DATA DOCUMENTS

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                            YEAR ENDED MARCH 1, 1997
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              CORPORATE
                                                 CORPORATE                     EXPRESS
                                                  EXPRESS                        AND
                                                    AND                     DATA DOCUMENTS
                         CORPORATE     DATA    DATA DOCUMENTS  PRO FORMA      PRO FORMA
                          EXPRESS    DOCUMENTS    COMBINED    ADJUSTMENTS      COMBINED
                         ----------  --------- -------------- -----------   --------------
Net sales............... $3,196,056  $246,496    $3,442,552                   $3,442,552
Cost of sales...........  2,417,746   181,058     2,598,804     $ 2,719 (2)    2,601,523
                         ----------  --------    ----------     -------       ----------
  Gross profit..........    778,310    65,438       843,748      (2,719)         841,029
Warehouse operating and
 selling expenses.......    562,879    31,138       594,017                      594,017
Corporate general and
 administrative
 expenses...............     95,101     7,039       102,140                      102,140
Merger and other
 nonrecurring charges...     19,840       --         19,840                       19,840
                         ----------  --------    ----------     -------       ----------
  Operating profit......    100,490    27,261       127,751      (2,719)         125,032
Interest expense, net...     26,949     9,751        36,700                       36,700
Other income............       (244)      --           (244)                        (244)
                         ----------  --------    ----------     -------       ----------
  Income before income
   taxes................     73,785    17,510        91,295      (2,719)          88,576
Income tax expense......     33,649     7,086        40,735      (1,060)(3)       39,675
                         ----------  --------    ----------     -------       ----------
  Income before minority
   interest.............     40,136    10,424        50,560      (1,659)          48,901
Minority interest.......     (1,860)      --         (1,860)                      (1,860)
                         ----------  --------    ----------     -------       ----------
  Income from continuing
   operations........... $   41,996  $ 10,424    $   52,420     $(1,659)      $   50,761
                         ==========  ========    ==========     =======       ==========
Pro forma income from
 continuing operations
 (4)....................                                                      $   49,046
                                                                              ==========
Weighted average common
 and common equivalent
 shares outstanding:
 (1)....................                                                         139,968
Pro forma income from
 continuing operations
 per common share(4)....                                                      $     0.35 (5)

--------
(1) Weighted average common shares outstanding reflects the conversion of Data Documents common stock into 1.0 shares of Corporate Express common stock.
(2) Conform Data Documents from LIFO basis inventory valuation to a FIFO basis inventory valuation consistent with Corporate Express accounting policies.
(3) Tax effects of the pro forma adjustment.
(4) Pro forma income from continuing operations reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if this acquired company was a C corporation.
(5)Excludes transaction costs and consolidation costs of the merger.

                     CORPORATE EXPRESS AND DATA DOCUMENTS

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS

                           YEAR ENDED MARCH 2, 1996
                                  (UNAUDITED)

                                                                                CORPORATE
                                                  CORPORATE                      EXPRESS
                                                   EXPRESS                         AND
                                                     AND                      DATA DOCUMENTS
                          CORPORATE     DATA    DATA DOCUMENTS  PRO FORMA       PRO FORMA
                           EXPRESS    DOCUMENTS    COMBINED    ADJUSTMENTS       COMBINED
                          ----------  --------- -------------- -----------    --------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $1,890,639  $ 242,238  $ 2,132,877                   $ 2,132,877
Cost of sales...........   1,417,366    186,011    1,603,377    $ (1,872)(2)     1,601,505
Merger related inventory
 provisions.............       5,952                   5,952                         5,952
                          ----------  ---------  -----------    --------       -----------
 Gross profit...........     467,321     56,227      523,548       1,872           525,420
Warehouse operating and
 selling expenses.......     342,581     28,265      370,846                       370,846
Corporate general and
 administrative
 expenses...............      49,742      7,225       56,967                        56,967
Merger and other
 nonrecurrring charges..      36,838        --        36,838                        36,838
                          ----------  ---------  -----------    --------       -----------
 Operating profit.......      38,160     20,737       58,897       1,872            60,769
Interest expense, net...      17,968     13,335       31,303                        31,303
Other income............      (1,786)       --        (1,786)                       (1,786)
                          ----------  ---------  -----------    --------       -----------
 Income before income
  taxes.................      21,978      7,402       29,380       1,872            31,252
Income tax expense......      13,766      3,127       16,893         730(3)         17,623
                          ----------  ---------  -----------    --------       -----------
 Income before minority
  interest..............       8,212      4,275       12,487       1,142            13,629
Minority interest.......       1,436        --         1,436                         1,436
                          ----------  ---------  -----------    --------       -----------
Income from continuing
 operations.............  $    6,776  $   4,275  $    11,051    $  1,142       $    12,193
                          ==========  =========  ===========    ========       ===========
Pro forma income from
 continuing operations..                                                       $    11,782
                                                                               ===========
Weighted average common
 and common equivalent
 shares
 outstanding:(1)........                                                           117,742
Pro forma income from
 continuing operations
 per common share(4)....                                                       $      0.10

--------
(1) Weighted average common shares outstanding reflects the conversion of DDI common stock into 1.0 shares of CEI common stock.
(2) Conform DDI from LIFO basis inventory valuation to a FIFO basis inventory valuation consistent with CEI accounting policies.
(3) Tax effects of the pro forma adjustment.
(4) Pro forma net reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if this acquired company was a C corporation.

                     CORPORATE EXPRESS AND DATA DOCUMENTS

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         YEAR ENDED FEBRUARY 25, 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              CORPORATE
                                                  CORPORATE                    EXPRESS
                                                   EXPRESS                       AND
                                                     AND                    DATA DOCUMENTS
                          CORPORATE     DATA    DATA DOCUMENTS  PRO FORMA     PRO FORMA
                           EXPRESS    DOCUMENTS    COMBINED    ADJUSTMENTS     COMBINED
                          ----------  --------- -------------- -----------  --------------
Net sales...............  $1,145,151  $193,626    $1,338,777                  $1,338,777
Cost of sales...........     855,361   148,797     1,004,158      $(388)(2)    1,003,770
                          ----------  --------    ----------      -----       ----------
  Gross profit..........     289,790    44,829       334,619        388          335,007
Warehouse operating and
 selling expenses.......     219,213    25,767       244,980                     244,980
Corporate general and
 administrative
 expenses...............      29,624     6,962        36,586                      36,586
Merger and other
 nonrecurrring charges..         --        --            --                          --
                          ----------  --------    ----------      -----       ----------
  Operating profit......      40,953    12,100        53,053        388           53,441
Interest expense, net...      16,915     8,735        25,650                      25,650
Other income............        (562)      --           (562)                       (562)
                          ----------  --------    ----------      -----       ----------
  Income before income
   taxes................      24,600     3,365        27,965        388           28,353
Income tax expense......       8,294     1,533         9,827        151 (3)        9,978
                          ----------  --------    ----------      -----       ----------
  Income before minority
   interest.............      16,306     1,832        18,138        237           18,375
Minority interest.......          69       --             69                          69
                          ----------  --------    ----------      -----       ----------
Income from continuing
 operations.............  $   16,237  $  1,832    $   18,069      $ 237       $   18,306
                          ==========  ========    ==========      =====       ==========
Pro forma income from
 continuing
 operations(4)..........                                                      $   17,579
                                                                              ==========
Weighted average common
 and common equivalent
 shares outstanding:(1)
  Primary...............                                                          90,447
  Fully diluted.........                                                          97,905
Pro forma income from
 continuing operations
 per common share:(4)
  Primary...............                                                      $     0.18
  Fully diluted.........                                                      $     0.17

--------
(1) Weighted average common shares outstanding reflects the conversion of DDI common stock into 1.0 shares of CEI common stock.
(2) Conform DDI from LIFO basis inventory valuation to a FIFO basis inventory valuation consistent with CEI accounting policies.
(3) Tax effects of the pro forma adjustment.
(4) Pro forma income from continuing operations reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if this acquired company was a C corporation.

                     CORPORATE EXPRESS AND DATA DOCUMENTS

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       SIX MONTHS ENDED AUGUST 30, 1997
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             CORPORATE
                                                 CORPORATE                    EXPRESS
                                                  EXPRESS                       AND
                                                    AND                    DATA DOCUMENTS
                         CORPORATE     DATA    DATA DOCUMENTS  PRO FORMA     PRO FORMA
                          EXPRESS    DOCUMENTS    COMBINED    ADJUSTMENTS     COMBINED
                         ----------  --------- -------------- -----------  --------------
Net sales............... $1,854,976  $126,394    $1,981,370                  $1,981,370
Cost of sales...........  1,418,524    93,338     1,511,862      $ 327 (2)    1,512,189
                         ----------  --------    ----------      -----       ----------
  Gross profit..........    436,452    33,056       469,508       (327)         469,181
Warehouse operating and
 selling expenses.......    320,900    15,767       336,667                     336,667
Corporate general and
 administrative
 expenses...............     55,480     3,242        58,722                      58,722
                         ----------  --------    ----------      -----       ----------
  Operating profit......     60,072    14,047        74,119       (327)          73,792
Interest expense, net...     19,194     4,607        23,801                      23,801
                         ----------  --------    ----------      -----       ----------
  Income before income
   taxes................     40,878     9,440        50,318       (327)          49,991
Income tax expense......     17,331     3,818        21,149       (128)(3)       21,021
                         ----------  --------    ----------      -----       ----------
  Income before minority
   interest.............     23,547     5,622        29,169       (199)          28,970
Minority interest.......     (1,042)      --         (1,042)                     (1,042)
                         ----------  --------    ----------      -----       ----------
Income from continuing
 operations............. $   24,589  $  5,622    $   30,211      $(199)      $   30,012
                         ==========  ========    ==========      =====       ==========
Weighted average common
 and common equivalent
 shares
 outstanding:(1)........                                                        143,741
Income from continuing
 operations per common
 share:.................                                                     $     0.21

--------
(1) Weighted average common shares outstanding reflects the conversion of DDI common stock into 1.0 shares of CEI common stock.
(2) Conform DDI from LIFO basis inventory valuation to a FIFO basis inventory valuation consistent with CEI accounting policies.
(3) Tax effects of the pro forma adjustment.

                     CORPORATE EXPRESS AND DATA DOCUMENTS

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       SIX MONTHS ENDED AUGUST 31, 1996
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              CORPORATE
                                                 CORPORATE                     EXPRESS
                                                  EXPRESS                        AND
                                                    AND                     DATA DOCUMENTS
                         CORPORATE     DATA    DATA DOCUMENTS  PRO FORMA      PRO FORMA
                          EXPRESS    DOCUMENTS    COMBINED    ADJUSTMENTS      COMBINED
                         ----------  --------- -------------- -----------   --------------
Net sales............... $1,405,870  $124,678    $1,530,548                   $1,530,548
Cost of sales...........  1,058,727    92,242     1,150,969     $ 1,171(2)     1,152,140
                         ----------  --------    ----------     -------       ----------
 Gross profit...........    347,143    32,436       379,579      (1,171)         378,408
Warehouse operating and
 selling expenses.......    249,281    15,406       264,687                      264,687
Corporate general and
 administrative
 expenses...............     44,124     3,396        47,520                       47,520
                         ----------  --------    ----------     -------       ----------
 Operating profit.......     53,738    13,634        67,372      (1,171)          66,201
Interest expense, net...     10,669     4,960        15,629                       15,629
                         ----------  --------    ----------     -------       ----------
 Income before income
  taxes.................     43,069     8,674        51,743      (1,171)          50,572
Income tax expense......     17,670     3,520        21,190        (457)(3)       20,733
                         ----------  --------    ----------     -------       ----------
 Income before minority
  interest..............     25,399     5,154        30,553        (714)          29,839
Minority interest.......       (100)      --           (100)                        (100)
                         ----------  --------    ----------     -------       ----------
Income from continuing
 operations............. $   25,499  $  5,154    $   30,653     $  (714)      $   29,939
                         ==========  ========    ==========     =======       ==========
Pro Forma income from
 continuing
 operations(4)..........                                                      $   29,282
                                                                              ==========
Weighted average common
 and common equivalent
 shares
 outstanding:(1)........                                                         138,199
Pro forma income from
 continuing operations
 per common share(4)....                                                      $     0.21

--------
(1) Weighted average common shares outstanding reflects the conversion of DDI common stock into 1.0 shares of CEI common stock.

(2) Conform DDI from LIFO basis inventory valuation to a FIFO basis inventory valuation consistent with CEI accounting policies.
(3) Tax effects of the pro forma adjustment.
(4) Pro forma income from continuing operations reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if this acquired company was a C corporation.

                     CORPORATE EXPRESS AND DATA DOCUMENTS

                 HISTORICAL COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                     YEARS ENDED                 SIX MONTHS ENDED
                          ------------------------------------ ----------------------
                           MARCH 1,    MARCH 2,   FEBRUARY 25, AUGUST 30,  AUGUST 31,
                             1997        1996         1995        1997        1996
                          ----------  ----------  ------------ ----------  ----------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $3,442,552  $2,132,877   $1,338,777  $1,981,370  $1,530,548
Cost of sales...........   2,601,523   1,601,505    1,003,770   1,512,189   1,152,140
Merger related inventory
 provisions.............         --        5,952          --          --          --
                          ----------  ----------   ----------  ----------  ----------
 Gross profit...........     841,029     525,420      335,007     469,181     378,408
Warehouse operating and
 selling expenses.......     594,017     370,846      244,980     336,667     264,687
Corporate general and
 admin. expense.........     102,140      56,967       36,586      58,722      47,520
Merger and other
 nonrecurring charges...      19,840      36,838          --          --          --
                          ----------  ----------   ----------  ----------  ----------
 Operating profit.......     125,032      60,769       53,441      73,792      66,201
Interest expense, net...      36,700      31,303       25,650      23,801      15,629
Other income............        (244)     (1,786)        (562)        --          --
                          ----------  ----------   ----------  ----------  ----------
 Income before income
  taxes.................      88,576      31,252       28,353      49,991      50,572
Income tax expense......      39,675      17,623        9,978      21,021      20,733
                          ----------  ----------   ----------  ----------  ----------
 Income before minority
  interest..............      48,901      13,629       18,375      28,970      29,839
Minority interest.......      (1,860)      1,436           69      (1,042)       (100)
                          ----------  ----------   ----------  ----------  ----------
 Income from continuing
  operations............      50,761      12,193       18,306      30,012      29,939
Discontinued operations
 Loss from discontinued
 operations.............         --       (1,225)        (327)        --          --
                          ----------  ----------   ----------  ----------  ----------
 Income before
  extraordinary item....      50,761      10,968       17,979      30,012      29,939
Extraordinary item:
 Extraordinary item.....         (54)     (2,921)      (2,209)        --          (54)
                          ----------  ----------   ----------  ----------  ----------
Net income (1) (3)......  $   50,707  $    8,047   $   15,770  $   30,012  $   29,885
                          ==========  ==========   ==========  ==========  ==========
Pro forma net income
 (2)....................  $   48,992  $    7,636   $   15,043  $   30,012  $   29,228
                          ==========  ==========   ==========  ==========  ==========
Weighted average common
 and common equivalent
 shares outstanding:
 Primary................     139,968     117,742       90,447     143,741     138,199
 Fully diluted..........     139,973     117,742       97,905     143,741     138,199
Pro forma per common
 share:
 Pro forma continuing
  operations............  $     0.35  $     0.10   $     0.18  $     0.21  $     0.21
 Discontinued
  operations............         --        (0.01)       (0.01)        --          --
 Extraordinary item.....         --        (0.02)       (0.02)        --          --
                          ----------  ----------   ----------  ----------  ----------
  Pro forma net income
   (2) (3)..............  $     0.35  $     0.07   $     0.15  $     0.21  $     0.21
                          ==========  ==========   ==========  ==========  ==========
Fully diluted:
 Pro forma continuing
  operations............  $     0.35  $     0.10   $     0.17  $     0.21  $     0.21
 Discontinued
  operations............         --        (0.01)       (0.01)        --          --
 Extraordinary item.....         --        (0.02)       (0.02)        --          --
                          ----------  ----------   ----------  ----------  ----------
 Pro forma net income
  (2) (3)...............  $     0.35  $     0.07   $     0.14  $     0.21  $     0.21
                          ==========  ==========   ==========  ==========  ==========
Balance Sheet data:
 Working capital........  $  441,837  $  295,053   $  199,870  $  467,531  $  373,943
 Total assets...........   1,972,693   1,147,434      757,748   2,043,758   1,498,263
 Long-term debt and
  capital lease
  obligations...........     697,215     228,611      275,059     701,566     604,074
 Shareholders' equity
  and redeemable
  preferred.............     728,074     548,190      251,875     772,572     566,899

--------
(1) Reflects impact of adjustments to conform Data Documents from LIFO basis inventory to a FIFO basis inventory valuation, net of tax, to increase (decrease) net income by ($1,659,000), $1,142,000, $237,000, ($199,000), and ($714,000) for the years ended March 1, 1997, March 2, 1996, February 25, 1995 and the six months ended August 30, 1997 and August 31, 1996, respectively.
(2) Pro forma net income reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if the acquired company was a C corporation.
(3) Excludes transaction costs and consolidation costs of the Merger.

                          PRINCIPAL STOCKHOLDERS

CORPORATE EXPRESS

  The following table sets forth, as of October 8, 1997 (unless otherwise noted), certain information with respect to the beneficial ownership of Common Stock, for (i) each person (or group of affiliated persons) who, insofar as Corporate Express has been able to ascertain, beneficially owned more than 5% of the outstanding shares of Common Stock of Corporate Express, (ii) each director and named executive officer, and (iii) all current directors and executive officers as a group. Corporate Express has relied on information received from each of the shareholders as to beneficial ownership, including information contained on Schedules 13G and Forms 3, 4 and 5.

                                    BENEFICIAL OWNERSHIP  BENEFICIAL OWNERSHIP
                                    BEFORE THE MERGER(2)  AFTER THE MERGER(2)
                                    ----------------------------------------------
NAME AND ADDRESS OF HOLDER(1)         NUMBER     PERCENT    NUMBER      PERCENT
-----------------------------       ------------ ---------------------- ----------
FMR Corp.(3)
 82 Devonshire Street
 Boston, MA 02109..................   15,244,650    12.0%    15,244,650       11%
Pumam Investments(4)
 One Post Office Square
 Boston, MA 02109..................   12,552,024      9.9    12,552,024        9
T. Rowe Price Associates, Inc.(5)
 100 E. Pratt Street
 Baltimore, MD 21202...............    7,608,298      6.0     7,608,298      5.5
DLJ Affiliates(6)
 277 Park Avenue, 21st Floor
 New York, NY 10172................    1,411,615      1.1     1,411,615        1
Jirka Rysavy(7)....................    3,886,764      3.0     3,886,764      2.7
Robert L. King(8)..................    1,644,949      1.2     1,644,949        1
Gary M. Jacobs(9)..................    1,079,791        *     1,079,791        *
Sam Leno(10).......................      321,942        *       321,942        *
Mark Hoffman.......................       10,425        *        10,425        *
Tom Frank..........................          500        *           500        *
Janet A. Hickey(11)................    1,457,649      1.1     1,457,649        1
Mo Siegel(12)......................       15,000        *        15,000        *
James Argyropoulos(13).............      956,017        *       956,017        *
All directors and executive
 officers as a group (9 persons)...    9,373,037      6.9     9,373,037      6.5

--------

* Less than 1.0%.

 (1) Except as otherwise noted, the address of the holder is in care of Corporate Express.
 (2) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by that person (but not those held by any other person) that are exercisable within 60 days of October 8, 1997 have been exercised. Unless otherwise noted, Corporate Express believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.
 (3) Represents ownership as of May 30, 1997. Includes 285,000 shares of Common Stock issuable upon conversion of Corporate Express' 4 1/2% Convertible Subordinated Debentures due July 2000.
 (4) Represents ownership as of March 31, 1997.
 (5) Represents ownership as of May 30, 1997. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

 (6) Includes as of May 30, 1997: (a) 720,393 shares of Common Stock owned by Sprout Capital VI, L.P.; (b) 375,927 shares of Common Stock owned by Sprout Growth II, L.P.; (c) 75,578 shares of Common Stock owned by DLJ Capital Corporation; (d) 23,229 shares of Common Stock owned by DLJ Venture Capital Fund II, L.P. (collectively, the "Sprout Entities"); (e) 22,727 shares of Common Stock held by DLJ First ESC L.L.C., an employee securities corporation of which DLJ LBO Plans Management Corporation, an affiliate of DLJ Securities Corporation, is the manager and has voting and dispositive power; (f) 180,755 shares of Common Stock owned by ML Venture Partners II, L.P.; (g) 11,500 shares of Common Stock owned by Donaldson, Lufkin & Jenrette, Inc.; and (h) 1,506 shares of Common Stock owned by DLJ Capital Associates VI, Inc. Does not include shares of Common Stock held by employees of DLJ Securities Corporation and its affiliates. DLJ Securities Corporation and its affiliates disclaim beneficial ownership of all shares held directly or indirectly by its employees.

 (7) Includes: (a) 898,014 shares of Common Stock owned by Synergom, Inc., a Colorado corporation, of which Mr. Rysavy is the sole shareholder; (b) 525,000 shares of Common Stock owned by Transecon, Inc., a Colorado corporation, of which Mr. Rysavy is the majority shareholder; (c) 112,500 shares of Common Stock owned by Polly Source, Inc., a Colorado corporation, of which Mr. Rysavy is the sole shareholder; (d) warrants to purchase 562,500 shares of Common Stock for $4.89 per share which expire on January 31, 2001; (e) options to purchase 1,125,000 shares of Common Stock for $5.33 per share which expire on June 13, 2006; and (f) options to purchase 393,750 shares of Common Stock for $13.33 per share which expire on June 30, 2007.

 (8) Includes: (a) options to purchase 547,500 shares of Common Stock for $3.55 per share which expire on September 1, 2000; (b) options to purchase 787,500 shares of Common Stock for $5.33 per share which expire June 13, 2006; and (c) options to purchase 281,250 shares of Common Stock for $13.33 per share which expire on August 29, 2007.

 (9) Includes: (a) warrants to purchase 112,500 shares of Common Stock for $1.78 per share which expire on February 28, 2000; (b) options to purchase 16,875 shares of Common Stock for $0.45 per share which expire on November 16, 1999; (c) options to purchase 59,766 shares of Common Stock for $4.89 per share which expire on February 1, 2001; (d) options to purchase 450,000 shares of Common Stock for $5.33 per share which expire on June 13, 2006; and (e) options to purchase 168,750 shares of Common Stock for $13.33 per share which expire on August 29, 2007.

 (10) Includes: (a) options to purchase 152,250 shares of Common Stock for $13.33 per share which expire on August 29, 2002; and (b) options to purchase 168,750 shares of Common Stock for $13.33 per share which expire on August 29, 2007.

 (11) Includes, as of May 30, 1997, 26,315 shares of Common Stock owned by Ms. Hickey and 4,719 shares of Common Stock owned by the JHT 1994 Limited Partnership which are deposited in a voting trust. Also includes options to purchase 15,000 shares of Common Stock for $26.42 per share which expire on August 8, 2006. Ms. Hickey is a General Partner of the JHT 1994 Limited Partnership. Also includes shares of Common Stock owned by the Sprout Entities (see note 6). Ms. Hickey is a director of Corporate Express and a general partner of several limited partnerships comprising, in part, the Sprout Group. Ms. Hickey shares voting and investment power with respect to the shares owned by the Sprout Group and may be deemed to be the beneficial owner of such shares. Ms. Hickey disclaims beneficial ownership as to the shares owned by the Sprout Entities. Does not include shares of Common Stock held by employees of DLJ Securities Corporation and its affiliates. DLJ Securities Corporation and its affiliates disclaim beneficial ownership of all shares held directly or indirectly by its employees.

 (12) Represents options to purchase 15,000 shares of Common Stock for $26.42 per share which expire on August 8, 2006.

 (13) Includes: (a) 848,817 shares of Common Stock owned by the James P. Argyropoulos Trust dated August 8, 1991; (b) 60,000 shares of Common Stock owned by The James P. Argyropoulos IRA Account; (c) 20,200 shares of Common Stock owned by Argyropoulos Investors, G.P.; and (d) 9,000 shares of Common Stock each owned by The Peter J. Argyropoulos Trust, The Nicholas J. Argyropoulos Trust and The Alexander J. Argyropoulos Trust.

DATA DOCUMENTS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 14, 1997 (i) by each person who is known by Data Documents to own beneficially more than 5% of Data Documents Common Stock, (ii) by each of Data Documents directors, (iii) by each Named Executive Officer and (iv) by all directors and executive officers as a group. The number of shares beneficially owned by each person shown in the table below is determined under rules of the Securities and Exchange Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise noted, the address of each such person is that of Data Documents at 4205 South 96th Street, Omaha, Nebraska 68127.

                                        BENEFICIAL OWNERSHIP
                                          OF DATA DOCUMENTS   BENEFICIAL OWNERSHIP
                                            COMMON STOCK      OF CORPORATE EXPRESS
                                          AS OF OCTOBER 14,       COMMON STOCK
                                                1997          AFTER THE MERGER(12)
                                        --------------------  --------------------
                                          NUMBER OF             NUMBER OF
                                        SHARES (1)(2) PERCENT SHARES (1)(2) PERCENT
                                        ------------- ------- ------------- -------
   Walter J. Kearns(3).................     849,443     8.8%      849,443       *
   A. Robert Thomas(4).................      43,333       *        43,333       *
   Morris W. Caudle(5).................     351,028     3.6       351,028       *
   Allyn D. Plejdrup(6)................     358,428     3.7       358,428       *
   William Rinehart(7).................     101,762     1.1       101,762       *
   Joseph C. Addison(8)................     355,809     3.7       355,809       *
   Thomas W. Blumenthal(9).............      91,987       *        91,987       *
   Robert W. Cruickshank(10)...........      47,913       *        47,913       *
   All directors and executive officers
    as a group (8 persons)(11).........   2,169,878    22.2     2,169,878     1.5%

--------

*   Indicates ownership of less than one percent.

 (1) The shares of Common Stock underlying options, warrants, rights or convertible securities that are exercisable as of October 14, 1997 or that will become exercisable within 60 days thereafter are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options, warrants, rights or convertible securities, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person.

 (2) Unless otherwise noted, sole voting and dispositive power are possessed with respect to all shares of Common Stock shown.

 (3) Includes 5,200 shares held by members of Mr. Kearns' family, as to which Mr. Kearns disclaims beneficial ownership. Also includes 8,000 shares of Common Stock issuable upon exercise of options by Mr. Kearns.

 (4) Includes 33,333 shares of Common Stock issuable upon exercise of options by Mr. Thomas.

 (5) Includes 76,200 shares held by members of Mr. Caudle's family, as to which Mr. Caudle disclaims beneficial ownership. Also includes 3,333 shares of Common Stock issuable upon exercise of options by Mr. Caudle.

 (6) Includes 3,333 shares of Common Stock issuable upon exercise of options by Mr. Plejdrup. Mr. Plejdrup's address is Data Documents, 3403 Dan Morton Drive, Dallas, Texas 75236-1068.

 (7) Includes 50,047 shares held by members of Mr. Rinehart's family, as to which Mr. Rinehart disclaims beneficial ownership. Also includes 1,667 shares of Common Stock issuable upon exercise of options by Mr. Rinehart. Mr. Rinehart recently retired from Data Documents on August 1, 1997.

 (8) Mr. Addison's address is 1118 North 122 Street, Omaha, Nebraska 68154.

 (9) Includes 3,400 shares held by members of Mr. Blumenthal's family, as to which Mr. Blumenthal disclaims beneficial ownership. Also includes 17,666 shares of Common Stock issuable upon exercise of options by Mr. Blumenthal. Mr. Blumenthal's address is c/o The Baupost Group, 44 Brattle Street, Second Floor, Cambridge, Massachusetts 02138.

 (10) Includes 1,000 shares of Common Stock issuable upon exercise of options by Mr. Cruickshank. Mr. Cruickshank's address is P.O. Box 395, New Canaan, Connecticut 06840.

 (11) Includes 73,331 shares of Common Stock issuable upon exercise of options by executive officers and directors as a group. Also includes, for certain executive officers and directors, shares held by family members, as to which such executive officers and directors disclaim beneficial ownership.

 (12) Based upon an Exchange Ratio of 1 to 1. The Exchange Ratio is subject to adjustment under certain circumstances. See "The Merger--Merger Consideration" and "--Adjustments to Merger consideration".

              DESCRIPTION OF CORPORATE EXPRESS CAPITAL STOCK

GENERAL

  Corporate Express is authorized to issue 300,000,000 shares of Common Stock, par value $.0002 per share, 25,000,000 shares of preferred stock, par value $.0001 per share (the "Preferred Stock") and 3,000,000 shares of nonvoting common stock, par value $.0002 per share. All outstanding shares of Common Stock are fully paid and nonassessable. As of July 1, 1997, there were 129,713,444 shares of Common Stock outstanding and no shares of Preferred Stock or nonvoting common stock outstanding.

  The following summary description of Corporate Express' capital stock does not purport to be complete and is subject to and qualified in its entirety by the description of Corporate Express' capital stock contained in the Corporate Express Articles of Amendment and Restatement to the Articles of Incorporation (the "Articles of Incorporation"), a copy of which has been filed with the Securities and Exchange Commission. Reference is made to the Articles of Incorporation for a detailed description of the provisions summarized below.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share owned of record on all matters submitted to the vote of shareholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to voting rights, if any, of holders of Preferred Stock, if any, to elect directors. Subject to preferences that may be applicable to any Preferred Stock that may be issued in the future and the restrictions on payment of dividends imposed by Corporate Express' credit facilities and other agreements, as described in "THE SUMMARY--Dividend Policy," the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor and will be entitled, after payment of all prior claims, to receive, on a pro rata basis, all assets of Corporate Express upon liquidation, dissolution or winding up of Corporate Express. The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock generally have no preemptive rights to maintain their respective percentage of ownership in future offers and sales of stock by Corporate Express. The rights, preferences and privileges of holders of Common Stock are subject to the rights, preferences and privileges of any Preferred Stock which Corporate Express may issue in the future.

  The Common Stock is listed on the Nasdaq National Market and trades under the symbol "CEXP."

NONVOTING COMMON STOCK

  Corporate Express, J.P. Morgan and certain other designated shareholders are parties to Recapitalization Agreements dated as of December 3, 1991 and August 29, 1992, pursuant to which J.P. Morgan, or any transferee of J.P. Morgan, may exchange its voting shares of Corporate Express' capital stock for nonvoting shares of the same number and class to comply with regulatory constraints. If such exchange rights are exercised, the voting shares held by J.P. Morgan, or its transferee, would be exchanged for an equal number of shares of nonvoting common stock. The rights of any holder of nonvoting common stock, if issued, would be identical to the rights of the holders of Common Stock, except that there would be no voting rights with respect to the nonvoting common stock. No shares of nonvoting common stock have been issued.

PREFERRED STOCK

  None of Corporate Express' authorized Preferred Stock is issued or outstanding. The Board of Directors is authorized to divide the Preferred Stock into one or more series and to determine the preferences and rights and the qualifications, limitations or restrictions thereof including any dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors may, without shareholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects. Corporate Express has no present plans to issue any shares of Preferred Stock.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

  As permitted by the Colorado Business Corporation Act, the Articles of Incorporation and Bylaws provide that no director or officer will be liable to Corporate Express or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to Corporate Express or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and
(iv) for any transaction from which the director or officer derives an improper personal benefit. The effect of this provision is to eliminate the rights of Corporate Express and its shareholders to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i), (ii),
(iii) and (iv) above. This provision does not limit or eliminate the rights of Corporate Express or any shareholder to seek non-monetary relief such as an injunction or recession in the event of a breach of a director's or officer's duty of care. The Articles of Incorporation and By-laws also provide that Corporate Express shall, to the fullest extent permitted by law, indemnify and advance expenses to each of its currently acting and former directors and officers and may indemnify and advance expenses to each of its currently acting and former employees and agents. Corporate Express has entered into agreements to provide indemnification for Corporate Express' directors and certain officers consistent with the Articles of Incorporation and By-laws. Corporate Express has obtained the director's and officer's liability insurance.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for Corporate Express' Common Stock is ChaseMellon Shareholder Services.

               DESCRIPTION OF DATA DOCUMENTS CAPITAL STOCK

  The authorized capital stock of Data Documents consists of 15,000,000 shares of Common Stock, $.001 par value ("Common Stock"), and 5,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"). As of October 14, 1997, 9,687,780 shares of Common Stock were issued and outstanding and were held of record by 65 stockholders. As of the same date, Data Documents held 269,607 shares of Common Stock in its treasury at no cost, and no shares of preferred stock were outstanding. As of the same date, warrants to purchase an aggregate of approximately 198,000 shares of Data Documents Common Stock were outstanding.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to preferences that may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of Data Documents, is entitled to share ratably in all assets of Data Documents remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding Common Stock is, validly issued, fully paid and non-assessable.

  Additional shares of Common Stock may be issued from time to time by Data Documents. Data Documents' Certificate of Incorporation (the "Charter") provides that the Board of Directors has no power to alter the rights of any outstanding shares of Common Stock. Certain other provisions of the Charter affect the rights of holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of Data Documents.

WARRANTS

  In connection with senior notes ("Senior Notes") offered in November 1994, Data Documents issued warrants to purchase the aggregate 1,280,455 shares of Common Stock (the "Warrants"). Warrants to purchase 320,114 of these shares were issued to Teachers Insurance and Annuity Association of America ("Teachers") in exchange for warrants previously issued to Teachers, and the remainder was issued to purchasers of the Senior Notes. Holders of Warrants are entitled to receive approximately 6.53 shares of Common Stock upon payment of an exercise price of approximately $.002. Unless exercised, the Warrants will automatically expire on July 15, 2002.

  The exercise price and the number of shares of Common Stock are subject to customary anti-dilution provisions that are effective upon the occurrence of certain events. The Warrants were issued in registered form, pursuant to two Warrant Agreements dated as of November 28, 1994 by and between Data Documents and NationsBank of Texas, N.A., as warrant agent. The Bank of New York has since become the successor warrant agent.

  If Data Documents consummates an initial public offering of its common stock, the holders of the Warrants or the Common Stock received upon exercise thereof (the "Warrant Shares") will also have the right to exercise the Warrants, or exchange the Warrant Shares, for such number of shares of common stock of DDI as have an equivalent fair market value to the fair market value of the number of Warrant Shares or shares of Common Stock the Warrants are exercisable into as of the date of such offering, as determined by an appraisal firm of national standing.

  The exercise price of the Warrants was determined by negotiation between Data Documents and Jefferies and was not intended to bear any relationship to any objective criteria of value. In no event should such exercise price be regarded as an indicator of any future market price of Data Documents' securities.

  The Warrants may be exercised prior to expiration upon surrender of the warrant certificate at the offices of the warrant agent for the Warrants, with the subscription form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (which may be cash, certified check or bank check payable to the order of Data Documents) for the number of Warrants being exercised.

  Pursuant to the Warrant Agreements, Data Documents is required to register the issuance of the Warrant Shares upon exercise of the Warrants under the Securities Act and to maintain a current prospectus as long as the Warrants are exercisable and outstanding except during the 30-day period prior to and 30 days following any underwritten public offering of Data Documents' or DDI's common stock yielding net proceeds of at least $20 million.

PREFERRED STOCK

  The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and the designation of and number of shares constituting any wholly unissued series of Preferred Stock. The issuance of Preferred Stock could adversely affect the voting power and other rights of the holders of Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of Data Documents through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no present intention to issue any Preferred Stock.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Data Documents limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

  Data Documents' Bylaws provide that it shall indemnify its officers, directors, employees and other agents to the extent permitted by Delaware law. Data Documents' Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

  Data Documents has entered into agreements to indemnify its officers and directors. These agreements, among other things, indemnify Data Documents' officers and directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Data Documents, arising out of such person's services as an officer or director of Data Documents, any subsidiary of Data Documents or any other company or enterprise to which such person provides services at the request of Data Documents. Data Documents believes that the provisions in the Charter and its Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as officers and directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for Data Documents' Common Stock is American Stock Transfer & Trust Company.

                                 LEGAL MATTERS

  The validity of the Corporate Express Common Stock offered hereby will be passed upon for Corporate Express by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania. Certain other matters will be passed upon for Data Documents by Gibson Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of Corporate Express as of March 1, 1997 and March 2, 1996 and for the years ended March 1, 1997, March 2, 1996 and February 25, 1995, incorporated by reference from Corporate Express' annual report on Form 10-K into this Proxy Statement and Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been incorporated by reference in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

  The consolidated financial statements and the related financial statement schedules incorporated in this Proxy Statement and Prospectus by reference from Data Documents' Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated therein by reference, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                                                      APPENDIX I

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF SEPTEMBER 10, 1997

                                  BY AND AMONG

                            CORPORATE EXPRESS, INC.,

                             IDD ACQUISITION CORP.

                                      AND

                          DATA DOCUMENTS INCORPORATED

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                    ARTICLE I
                                   THE MERGER
 SECTION 1.1  The Merger..................................................    1
 SECTION 1.2  Effective Time of the Merger................................    1
                                   ARTICLE II
                      THE SURVIVING AND PARENT CORPORATIONS
 SECTION 2.1  Certificate of Incorporation................................    1
 SECTION 2.2  By-laws.....................................................    1
 SECTION 2.3  Officers....................................................    1
                                   ARTICLE III
                              CONVERSION OF SHARES
 SECTION 3.1  Conversion of Company Shares in the Merger..................    2
 SECTION 3.2  Conversion of Subsidiary Shares.............................    2
 SECTION 3.3  Exchange of Certificates....................................    2
 SECTION 3.4  No Fractional Securities....................................    4
 SECTION 3.5  Options and Warrants........................................    4
 SECTION 3.6  Closing.....................................................    4
 SECTION 3.7  Closing of the Company's Transfer Books.....................    5
                                   ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY
 SECTION 4.1  Organization and Qualification..............................    5
 SECTION 4.2  Capitalization..............................................    5
 SECTION 4.3  Subsidiaries................................................    6
 SECTION 4.4  Authority; Non-Contravention; Approvals.....................    6
 SECTION 4.5  Reports and Financial Statements............................    7
 SECTION 4.6  Absence of Undisclosed Liabilities..........................    8
 SECTION 4.7  Absence of Certain Changes or Events........................    8
 SECTION 4.8  Litigation..................................................    8
 SECTION 4.9  Registration Statement and Proxy Statement..................    8
 SECTION 4.10 No Violation of Law.........................................    8
 SECTION 4.11 Compliance with Agreements..................................    9
 SECTION 4.12 Taxes.......................................................    9
 SECTION 4.13 Employee Benefit Plans; ERISA...............................   10
 SECTION 4.14 Labor Controversies.........................................   11
 SECTION 4.15 Environmental Matters.......................................   11
 SECTION 4.16 Title to Assets.............................................   12
 SECTION 4.17 Material Agreements.........................................   12
 SECTION 4.18 Pooling Matters.............................................   12

                                                                          PAGE
                                                                          ----
                                   ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 SECTION 5.1  Organization and Qualification............................   13
 SECTION 5.2  Capitalization............................................   13
 SECTION 5.3  Subsidiaries..............................................   13
 SECTION 5.4  Authority; Non-Contravention; Approvals...................   14
 SECTION 5.5  Reports and Financial Statements..........................   15
 SECTION 5.6  Absence of Undisclosed Liabilities........................   15
 SECTION 5.7  Absence of Certain Changes or Events......................   15
 SECTION 5.8  Litigation................................................   16
 SECTION 5.9  Registration Statement and Proxy Statement................   16
 SECTION 5.10 No Violation of Law.......................................   16
 SECTION 5.11 Compliance with Agreements................................   16
 SECTION 5.12 Taxes.....................................................   17
 SECTION 5.13 Employee Benefit Plans; ERISA.............................   17
 SECTION 5.14 Labor Controversies.......................................   18
 SECTION 5.15 Environmental Matters.....................................   18
 SECTION 5.16 Title to Assets...........................................   19
 SECTION 5.17 Company Stockholders' Approval............................   19
 SECTION 5.18 No Excess Parachute Payments..............................   19
 SECTION 5.19 Trademarks and Intellectual Property Compliance...........   20
 SECTION 5.20 Material Agreements.......................................   20
 SECTION 5.21 Pooling Matters...........................................   20
 SECTION 5.22 Transactions with Related Parties.........................   20
 SECTION 5.23 Insurance.................................................   20
 SECTION 5.24 Year 2000 Compliance......................................   20
 SECTION 5.25 Brokers...................................................   21
                                  ARTICLE VI
                    CONDUCT OF BUSINESS PENDING THE MERGER
 SECTION 6.1  Conduct of Business by the Company Pending the Merger.....   21
                Conduct of Business by Parent and Subsidiary Pending the
 SECTION 6.2  Merger....................................................   22
 SECTION 6.3  Control of the Company's Operations.......................   22
 SECTION 6.4  Control of Parent's or Subsidiary's Operations............   22
 SECTION 6.5  Acquisition Transactions..................................   22
                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS
 SECTION 7.1  Access to Information.....................................   23
 SECTION 7.2  Registration Statement and Proxy Statement................   24
 SECTION 7.3  Company Stockholders' Approval............................   24
 SECTION 7.4  Affiliates of the Company.................................   25
 SECTION 7.5  Nasdaq Listing............................................   25
 SECTION 7.6  Expenses and Fees.........................................   25
 SECTION 7.7  Agreement to Cooperate....................................   26
 SECTION 7.8  Public Statements.........................................   26
 SECTION 7.9  Option Plans and Warrants.................................   26
 SECTION 7.10 Notification of Certain Matters...........................   26

                                                                          PAGE
                                                                          ----
 SECTION 7.11    Directors' and Officers' Indemnification...............   27
                   Corrections to the Proxy Statement and Prospectus and
 SECTION 7.12    Registration Statement.................................   28
 SECTION 7.13    Employment Agreements..................................   28
 SECTION 7.14    Irrevocable Proxies....................................   28
 SECTION 7.15    Grant of Options to Company Employees..................   28
 SECTION 7.16    Tax-Free Treatment of Merger...........................   29
 SECTION 7.17    Parent's Periodic Reports Following the Merger.........   29
 SECTION 7.18    Employee Benefits......................................   29
                                 ARTICLE VIII
                                  CONDITIONS
                     Conditions to Each Party's Obligation to Effect the
 SECTION 8.1     Merger.................................................   29
                   Conditions to Obligation of the Company to Effect the
 SECTION 8.2     Merger.................................................   30
                   Conditions to Obligations of Parent and Subsidiary to
 SECTION 8.3     Effect the Merger......................................   31
                                  ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER
 SECTION 9.1     Termination............................................   32
 SECTION 9.2     Effect of Termination..................................   32
 SECTION 9.3     Amendment..............................................   32
 SECTION 9.4     Waiver.................................................   33
                                   ARTICLE X
                              GENERAL PROVISIONS
 SECTION 10.1    Non-Survival of Representations and Warranties.........   33
 SECTION 10.2    Validity...............................................   33
 SECTION 10.3    Notices................................................   33
 SECTION 10.4    Interpretation.........................................   34
 SECTION 10.5    Miscellaneous..........................................   34
 SECTION 10.6    Counterparts...........................................   34
 SECTION 10.7    Parties In Interest....................................   34
 SECTION 10.8    Exhibits and Schedules.................................   34
 SECTION 10.9    Personal Liability.....................................   34
 SECTION 10.10   Definition of "Knowledge" and "Belief".................   34

                                    EXHIBITS

 Exhibit 7.4     Form of Letter Agreement with Company Affiliates
                 Form of Representation relating to tax matters of the
 Exhibit 7.16(a) Company
                 Form of Representation relating to tax matters of
 Exhibit 7.16(b) Parent and Subsidiary
                 Matters to be covered by Opinion of Tax Counsel to the
 Exhibit 8.2(b)  Company
                 Matters to be covered by Opinion of Legal Counsel to
 Exhibit 8.2(c)  the Company
 Exhibit 8.2(i)  Form of Kearns Employment Agreement
                 Matters to be covered by Legal Counsel to the Parent
 Exhibit 8.3(b)  and Subsidiary

                                   SCHEDULES

 Schedule 2.3   List of Officers of the Surviving Corporation
 Schedule 4.2   Parent Capitalization
 Schedule 4.3   Subsidiaries
 Schedule 4.6   Absence of Undisclosed Liabilities
 Schedule 4.8   Litigation of Parent
 Schedule 4.11  Compliance with Agreements
 Schedule 4.13  Employee Benefit Plans of Parent
 Schedule 4.15  Environmental Matters
 Schedule 5.2   Company Capitalization
 Schedule 5.3   Subsidiaries
 Schedule 5.4   Non-contravention of Agreements
 Schedule 5.5   Company SEC Compliance Exceptions
 Schedule 5.8   Litigation of the Company
 Schedule 5.10  Violations of Laws by Company
 Schedule 5.13  Employee Benefit Plans of the Company
 Schedule 5.15  Environmental Matters
 Schedule 5.16  Title to Assets
 Schedule 5.18  Parachute Payments
 Schedule 6.1   Securities to be Issued in Acquisitions by the Company

                         AGREEMENT AND PLAN OF MERGER

  This Areement and Plan of Merger, dated as of September 10, 1997 (the "Agreement"), by and among Corporate Express, Inc., a Colorado corporation ("Parent"), IDD Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Subsidiary"), and Data Documents Incorporated, a Delaware corporation (the "Company");

                             W I T N E S S E T H:

  Whereas, the Boards of Directors of Parent and the Company have determined that the merger of Subsidiary with and into the Company (the "Merger") is consistent with and in furtherance of the long-term business strategy of Parent and the Company, and is fair to and in the best interests of Parent and the Company and their respective stockholders; and

  Whereas, Parent, Subsidiary and the Company intend the Merger to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to be treated as a "pooling of interests" under Accounting Principles Board Opinion No. 16 ("APB 16").

  Now, Therefore, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) in accordance with the Delaware General Corporation Law (the "DGCL"), Subsidiary shall be merged with and into the Company and the separate existence of Subsidiary shall thereupon cease. The Company shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation."

  Section 1.2 Effective Time of the Merger. The Merger shall become effective at such time (the "Effective Time") as shall be stated in a Certificate of Merger, in a form mutually acceptable to Parent and the Company, to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger Filing"). The Merger Filing shall be made simultaneously with or as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.5.

                                  ARTICLE II

                     The Surviving and Parent Corporation

  Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the Certificate of Incorporation of the Subsidiary immediately prior to the Effective Time (except that the name of the Surviving Corporation shall remain unchanged).

  Section 2.2 By-laws. The By-laws of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the By-laws of the Subsidiary immediately prior to the Effective Time (except that the name of the Surviving Corporation shall remain unchanged).

  Section 2.3 Officers. The officers of the Surviving Corporation following the Merger shall be as designated in Schedule 2.3, and such officers shall serve in accordance with the By-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III

                             Conversion of Shares

  Section 3.1 Conversion of Company Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company:

    (a) each share of the Company's Common Stock, par value $.001 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time, except any Non-Converting Shares (as defined in Section 3.1(c)), shall, subject to Section 3.1(b), be converted into the right to receive consideration (the "Merger Consideration") equal to that number of shares of common stock, par value $.0002 per share, of Parent ("Parent Common Stock"), which is determined by multiplying the Exchange Ratio (as defined below) by the number of shares of Company Common Stock held by such Company stockholder on the Closing Date (as defined in Section 3.5). The "Exchange Ratio" shall equal 1.1 shares of Parent Common Stock for each share of Company Common Stock outstanding at the time of the Merger, subject to adjustment upward or downward pursuant to this Section 3.1. There shall be no adjustment to the Exchange Ratio, and the Exchange Ratio shall remain 1.1 shares of Parent Common Stock for each share of Company Common Stock, if the average of the closing prices of Parent Common Stock as reported on the Nasdaq National Market ("Nasdaq") for ten (10) trading days selected randomly from the twenty (20) consecutive trading days ending five (5) trading days prior to the special meeting of the Company's stockholders to approve the Merger (the "Parent Stock Value"), is greater than or equal to $15.00 but less than or equal to $18.20.

    (b) (i) If the Parent Stock Value is less than $15.00, then the Parent shall have the right to increase the Exchange Ratio to the number (expressed as a decimal fraction) which, when multiplied by the Parent Stock Value, will equal $16.50 and the Merger shall be consummated on the basis of such increased Exchange Ratio. In the event that the Parent does not elect to increase the Exchange Ratio to the amount set forth in the immediately preceding sentence, then the Company may at its option, either
  (i) terminate the Agreement or (ii) consummate the Merger. Notwithstanding the foregoing, even if Parent does elect to increase the Exchange Ratio, the Company may at its option terminate the Agreement if the Parent Stock Value is less than $10.00.

    (ii) If the Parent Stock Value is greater than $18.20, then the Exchange Ratio shall be decreased to the number (expressed as a decimal fraction) which, when multiplied by the Parent Stock Value, will equal $20.00. Notwithstanding the foregoing, the Exchange Ratio will not be less than one share of Parent Common Stock for each share of Company Stock.

    (c) each share of Company Common Stock, if any, owned by Parent or any subsidiary of Parent or held in treasury by the Company or any subsidiary of the Company (each a "Non-Converting Share") immediately prior to the Effective Time shall be cancelled and shall cease to exist from and after the Effective Time.

    (d) No share of Company Common Stock shall be deemed to be outstanding or to have any rights other than those set forth in this Section 3.1 after the Effective Time.

    (e) The holders of shares of Company Common Stock shall not be entitled to appraisal rights.

  Section 3.2 Conversion of Subsidiary Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent as the sole stockholder of Subsidiary, each issued and outstanding share of common stock, par value $.001 per share, of Subsidiary ("Subsidiary Common Stock") shall be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation.

  Section 3.3 Exchange of Certificates. (a) From and after the Effective Time, all Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive in exchange therefor, upon surrender thereof to ChaseMellon Shareholder Services (the "Exchange Agent"), a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to
Section 3.1 and cash payment for any fractional shares referred to in Section
3.4. Notwithstanding any other provision of this Agreement, (i) until holders or transferees of certificates theretofore representing shares of Company Common Stock have surrendered them for exchange as provided herein, no dividends shall be paid with respect to any Parent Common Stock shares represented by such certificates and no payment for fractional shares shall be made and (ii) without regard to when such certificates representing shares of Company Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any Parent Common Stock dividends or any payment for fractional shares. Upon surrender of a certificate which immediately prior to the Effective Time represented shares of Company Common Stock, there shall be paid to the holder of such certificate the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender.

    (b) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate for shares of Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall have paid to Parent or its transfer agent any applicable transfer or other taxes required by reason of such issuance.

    (c) Promptly after the Effective Time, Parent shall make available to the Exchange Agent the certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraph (a) above and cash for payment of any fractional shares referred to in Section 3.4.

    (d) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery of the Company Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Company Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Company Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock theretofore represented by the Company Certificates so surrendered shall have been converted pursuant to the provisions of Section 3.1, and the Company Certificates so surrendered shall be cancelled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (e) Promptly following the date which is nine (9) months after the Effective Time, the Exchange Agent shall deliver to Parent all certificates (including certificates representing shares of any Parent Common Stock), property and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to Parent and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the number of shares of Parent Common Stock to which such person is entitled, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, Parent, Subsidiary or the Surviving Corporation shall be liable to a holder of Company Common Stock for any Parent Common Stock delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

    (f) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Company Certificate the Parent Common Stock deliverable in respect thereof determined in accordance with this Section 3.3. When authorizing such payment in exchange therefor, the Board of Directors of Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificate to give Parent such indemnity as it may reasonably direct as protection against any claim that may be made against Parent or the Surviving Corporation with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

  Section 3.4 No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of Parent Common Stock shall be issued in the Merger and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Company Certificates for exchange pursuant to this Article III shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the closing price of the Parent Common Stock as reported on Nasdaq on the last trading day immediately preceding the Effective Time.

  Section 3.5 Options and Warrants. At the Effective Time and subject to
Section 7.9, each option and warrant granted by the Company to purchase shares of the Company's Stock (each, a "Company Option" or a "Company Warrant") which is outstanding and exercisable immediately prior thereto shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into an option or warrant (the "Exchanged Option" or "Exchange Warrant") to purchase shares of Parent Common Stock exercisable until the current termination of the Company Option or Company Warrant, as the case may be, without accelerated termination by virtue of the Merger and in an amount and at an exercise price determined as provided below (and subject to the terms of the Company's 1995 Stock Inventive Plan or the terms of the option issued to John Bailey in connection with the Company's acquisition of Cal Emblem, and the agreements evidencing such grants, including but not limited to the accelerated vesting of any such options or warrants which shall occur by virtue of the consummation of the Merger to the extent required by such plans and agreements):

    (a) The number of shares of Parent Common Stock to be subject to the converted options and warrants shall be equal to the product of the number of shares of Company Common Stock subject to the original options or warrants and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

    (b) The exercise price per share of Parent Common Stock under the converted option or warrant shall be equal to the exercise price per share of Company Common Stock under the original option or warrant divided by the Exchange Ratio, provided that such exercise price shall be rounded out to the nearest cent.

    (c) Parent shall (i) reserve for issuance the number of shares of Parent Common Stock that will become issuable upon the exercise of the Exchanged Options and the Exchanged Warrants and (ii) promptly after the Effective Time, issue to each holder of an Exchanged Option and Exchanged Warrant a document evidencing Parent's assumption of the Company's obligations under the Company Options and Company Warrants. The Exchanged Options and the Exchanged Warrants shall have the same terms and conditions as the Company Options and the Company Warrants, respectively.

  Section 3.6 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent and the Company on the third (3rd) business day immediately following the date on which the last of the conditions set forth in Article VIII hereof is fulfilled or waived, or at such other time and place as Parent and the Company shall reasonably agree (the date on which the Closing occurs is referred to in this Agreement as the "Closing Date").

  In the case of any converted options which are intended to qualify as "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), the exercise price, the number of shares purchasable pursuant to such options and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a) of the Code. The duration and other terms of the converted option shall be the same as the original option except that all references to Company shall be deemed to be references to Parent.


  Section 3.7 Closing of the Company's Transfer Books. At and after the Effective Time, holders of Company Common Stock shall cease to have any rights as stockholders of the Company, except for the right to receive shares of Parent Common Stock pursuant to Section 3.1 and the right to receive cash for the payment of fractional shares pursuant to Section 3.4. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock which were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Company Certificates formerly representing Company Common Stock are presented to Parent or the Surviving Corporation, they shall be cancelled and exchanged for Parent Common Stock in accordance with this Article III.

                                  ARTICLE IV

            Representations and Warranties of Parent and Subsidiary

  Parent and Subsidiary each represent and warrant to the Company as of the date hereof as follows:

  Section 4.1 Organization and Qualification. Each of Parent and Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Subsidiary is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), or results of operations of Parent and its subsidiaries, taken as a whole (a "Parent Material Adverse Effect"). True, accurate and complete copies of each of Parent's Articles of Incorporation and Subsidiary's Certificates of Incorporation and respective By-laws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been or in the case of Subsidiary, will promptly be delivered to the Company.

  Section 4.2 Capitalization.

    (a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of Parent Common Stock, of which 129,713,444 shares were issued and outstanding as of July 31, 1997, (ii) 3,000,000 shares of non-voting common stock, par value $.0002 per share, no shares of which are outstanding as of September 9, 1997 and (iii) 25,000,000 shares of preferred stock, par value $.0001 per share, no shares of which are outstanding as of September 9, 1997. All of the issued and outstanding shares of Parent Common Stock are validly issued and are fully paid, nonassessable and free of preemptive rights. The Parent Common Stock constitutes the only class of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act (as defined in Section 4.4(c) hereof).

    (b) The authorized capital stock of Subsidiary consists of 1,000 shares of Subsidiary Common Stock, of which 1,000 shares are issued and outstanding, which shares are owned beneficially and of record by Parent.

    (c) Except as disclosed in the Parent SEC Reports (as defined in Section 4.5) or as set forth on Schedule 4.2 attached hereto, as of the date hereof, there are (i) no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any subsidiary of Parent to grant, extend or enter into any such agreement or commitment and (ii) no voting trusts, proxies or other agreements or understandings to which Parent or any subsidiary of Parent is a party or is bound with respect to the voting of any shares of capital stock of Parent. The shares of Parent Common Stock to be issued to stockholders of the Company in the Merger will be at the Effective Time duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

  Section 4.3 Subsidiaries. Each direct and indirect corporate subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted except where any failure would not have a Parent Material Adverse Effect. Each subsidiary of Parent is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each corporate subsidiary of Parent that are owned by Parent are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by Parent, free and clear of any liens, claims or encumbrances except that such shares are pledged to secure Parent's credit facilities, and except as set forth on Schedule 4.3 with respect to the pledge of certain subsidiaries' stock to secure promissory notes issued in connection with certain acquisitions. Except as set forth on Schedule 4.3, there are no outstanding subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement. As used in this Agreement, the term "subsidiary" shall mean, when used with reference to any person or entity, any corporation, partnership, joint venture or other entity which such person or entity, directly or indirectly, controls or of which such person or entity (either acting alone or together with its other subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, joint venture or other entity.

  Section 4.4 Authority; Non-Contravention; Approvals.

    (a) Parent and Subsidiary each have all necessary corporate power and authority to enter into this Agreement and, subject to the Parent Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Boards of Directors of Parent and Subsidiary, and no other corporate proceedings on the part of Parent or Subsidiary are necessary to authorize the execution and delivery of this Agreement or the consummation by Parent and Subsidiary of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Subsidiary, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of Parent and Subsidiary enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of Parent set forth in Sections 6.2, 6.5, 7.6, 7.7, 7.8, 7.10, 7.14 and 7.15 is valid, legally binding and enforceable.

    (b) The execution and delivery of this Agreement by each of Parent and Subsidiary do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of

  Parent or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its subsidiaries is now a party or by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound. The consummation by Parent and Subsidiary of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Parent Required Statutory Approvals (as defined in Section 4.4(c)) and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph
  (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a Parent Material Adverse Effect.

    (c) Except for (i) the filings by Parent and the Company required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Proxy Statement and Prospectus (as defined in
  Section 4.9) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities or (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger (the filings and approvals referred to in clauses (i) through (iii) above are collectively referred to as the "Parent Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Subsidiary or the consummation by Parent or Subsidiary of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a Parent Material Adverse Effect.

  Section 4.5 Reports and Financial Statements. Since February 28, 1995, Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Parent has previously delivered to the Company copies of its (a) Annual Report on Form 10-K for the fiscal year ended March 1, 1997, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from March 1, 1997, until the date hereof and (c) all other reports, including quarterly reports, or registration statements filed by Parent with the SEC since March 1, 1997 (other than Registration Statements filed on Form S-8) (collectively, the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in such reports (collectively, the "Parent Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

  Section 4.6 Absence of Undisclosed Liabilities. Except as disclosed in the Parent SEC Reports or with respect to acquisitions or potential transactions set forth on Schedule 4.6 attached hereto, neither Parent nor any of its subsidiaries had at May 31, 1997, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except: (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Parent Financial Statements or reflected in the notes thereto or (ii) which were incurred after May 31, 1997 and were incurred in the ordinary course of business and consistent with past practices; (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a Parent Material Adverse Effect or (ii) have been discharged or paid in full prior to the date hereof; and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of Parent and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

  Section 4.7 Absence of Certain Changes or Events. Since May 31, 1997, there has not been any material adverse change in the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole.

  Section 4.8 Litigation. Except as disclosed in the Parent SEC Reports or in
Schedule 4.8 attached hereto, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to cause a Parent Material Adverse Effect. Except as set forth in the Parent SEC Reports or in Schedule 4.8 attachedd hereto, neither Parent nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality, authority or arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would reasonably be expected, either alone or in the aggregate, to have a Parent Material Adverse Effect.

  Section 4.9 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by Parent or its subsidiaries for inclusion in (a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent and the Company in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (the "Registration Statement") or (b) the proxy statement to be distributed in connection with the Company's meeting of its stockholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Proxy Statement and Prospectus") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments thereof or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and Prospectus will, as of its effective date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Subsidiary with respect to information supplied by the Company for inclusion therein.

  Section 4.10 No Violation of Law. Except as disclosed in the Parent SEC Reports, neither Parent nor any of its subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports, as of the date of this Agreement, to the knowledge of Parent, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated to Parent an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a Parent Material Adverse Effect. Parent and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Parent Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a Parent Material Adverse Effect. Parent and its subsidiaries are not in violation of the terms of any Parent Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a Parent Material Adverse Effect.

  Section 4.11 Compliance with Agreements. Except as disclosed in the Parent SEC Reports or in Schedule 4.11 attached hereto, Parent and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or action by a third party, could result in a default under (a) the respective charters, by-laws or other similar organizational instruments of Parent or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which Parent or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 4.11, would have, in the aggregate, a Parent Material Adverse Effect.

  Section 4.12 Taxes.

    (a) Parent and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns (as defined in Section 4.12(c)) required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not have a Parent Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects and (ii) duly paid in full or made adequate provision in the Parent Financial Statements for the payment of all Taxes (as defined in Section 4.12(b)) for all periods ending at or prior to the Effective Time, except where the failure to pay such Taxes would not have a Parent Material Adverse Effect. The liabilities and reserves for Taxes reflected in the Parent balance sheet included in the latest Parent SEC Report are expected to be adequate to cover all Taxes for all periods ending at or prior to the Effective Time and there are no material liens for Taxes upon any property or assets of Parent or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service (the "IRS") or any other governmental taxing authority with respect to Taxes of the Parent or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly owned subsidiary of Parent other than agreements the consequences of which are fully and adequately reserved for in the Parent Financial Statements. Neither Parent nor any of its subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of
  Section 341(f) of the Code.

    (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

    (c) For purposes of this Agreement, the term "Tax Return" shall mean any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

  Section 4.13 Employee Benefit Plans; ERISA. (a) Except as set forth in the Parent SEC Reports, at the date hereof, Parent and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements or practices (such plans, programs, arrangements or practices of Parent and its subsidiaries being referred to as the "Parent Plans"), including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code).

  Schedule 4.13 attached hereto lists all Multi-employer Plans and Multiple Employer Plans which any of Parent or its subsidiaries maintains or to which any of them makes material contributions or which cover a material number of employees. Neither Parent nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Parent Plans, under existing collective bargaining agreements or to comply with applicable law.

    (b) Except as disclosed in the Parent SEC Reports, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Parent Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a Parent Material Adverse Effect, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Parent Plans, (iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Parent Plans subject to Title IV of ERISA other than in a "standard termination" described in Section 4041(b) of ERISA, (iv) none of the Parent Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Parent Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Parent Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Parent SEC Reports as of May 31, 1997, based upon reasonable actuarial assumptions currently utilized for such Parent Plan, (vi) each of the Parent Plans has been operated and administered in all material respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (vii) each of the Parent Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Parent Plans, and the period for making any such necessary retroactive amendments has not expired, (viii) with respect to Multi- employer Plans, neither Parent nor any of its subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are defined in Sections 4203, 4204 and 4205 of ERISA, respectively, and, to the knowledge of Parent and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete withdrawal or partial withdrawal under said Sections 4203, 4204 and 4205, (ix) to the knowledge of Parent and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Parent Plans other than claims for benefits in the ordinary course and (x) Parent and its subsidiaries have no current material liability for plan termination or complete withdrawal or partial withdrawal under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with Parent and its subsidiaries under
  Section 4001 of ERISA or Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (a "Parent Controlled Group Plan"), and Parent and its subsidiaries do not reasonably anticipate that any such liability will be asserted against Parent or any of its subsidiaries. None of the Parent Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code).

    (c) The Parent SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

  Section 4.14 Labor Controversies. Except as set forth in the Parent SEC Reports, (a) there are no material controversies pending or, to the knowledge of Parent, threatened between Parent or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of Parent, there are no material organizational efforts presently being made involving any of the presently unorganized employees of Parent and its subsidiaries, (c) Parent and its subsidiaries have, to the knowledge of Parent, complied in all material respects with all laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, hours, collective bargaining, and the payment of social security and similar taxes and (d) no person has, to the knowledge of Parent, asserted that Parent or any of its subsidiaries is liable in any material amount for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except for such controversies, organizational efforts, non-compliance and liabilities which, singly or in the aggregate, could not reasonably be expected to cause a Parent Material Adverse Effect.

  Section 4.15 Environmental Matters. (a) To Parent's knowledge and except as set forth in the Parent SEC Reports, (i) Parent and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws (as defined in Section 4.15(b)), including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by Parent or any of its subsidiaries contain any Hazardous Substance (as defined in Section 4.15(c)) as a result of any activity of Parent or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither Parent nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that Parent or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened against Parent or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by Parent or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by Parent or any of its subsidiaries as a result of any activity of Parent or any of its subsidiaries during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of Parent or its subsidiaries relating to the activities of Parent or its subsidiaries, (viii) except as set forth on Schedule 4.15 attached hereto, there are no underground storage tanks on, in or under any properties owned by Parent and any of its subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by Parent and its subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by Parent or any of its subsidiaries and (x) neither Parent, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

    (b) As used herein, "Environmental Law" means any Federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term Environmental Law includes, without limitation, (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, or any state counterpart thereof, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries, damages or penalties due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

    (c) As used herein, "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

  Section 4.16 Title to Assets. Parent and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties as reflected in the most recent balance sheet included in the Parent Financial Statements, except for such properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current Taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not material in character, amount or extent and do not materially and adversely affect the value or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Parent's business operations (in the manner presently carried on by the Parent), (iii) as disclosed in the Parent SEC Reports or (iv) mortgages incurred in the ordinary course of business, and except for such matters which, singly or in the aggregate, could not reasonably be expected to cause a Parent Material Adverse Effect. All leases under which Parent leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not cause a Parent Material Adverse Effect.

  Section 4.17 Material Agreements. Parent and Subsidiary have no material agreements other than those filed as exhibits to Parent SEC Reports or which will be filed with the Form S-4.

  Section 4.18 Pooling Matters. To the Parent's knowledge and based upon consultation with its independent advisors, neither the Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger (a) from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code or (b) from being treated for financial accounting purposes as a pooling of interests in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC.

  Section 4.19 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Subsidiary has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

  Section 4.20 Brokers. Parent and Subsidiary represent and warrant that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee (except for the fee payable to the investment banking firm described in Section 8.3(g)) or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Subsidiary.

                                   ARTICLE V

                 Representations and Warranties of the Company

  The Company represents and warrants to Parent and Subsidiary as of the date hereof as follows:

  Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole (a "Company Material Adverse Effect"). True, accurate and complete copies of the Company's Certificate of Incorporation and By-laws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Parent.

  Section 5.2 Capitalization.

    (a) The authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock. As of July 31, 1997, 9,687,582 shares of Company Common Stock and no shares of preferred stock were issued and outstanding. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive rights. No subsidiary of the Company holds any shares of the capital stock of the Company. The Company Common Stock constitutes the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Exchange Act.

    (b) Except as set forth on Schedule 5.2 attached hereto, as of the date hereof (i) there were no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold or otherwise to become outstanding, additional shares of the capital stock of the Company or obligating the Company or any subsidiary of the Company to grant, extend or enter into any such agreement or commitment and (ii) except as contemplated hereby, there are no voting trusts, proxies or other agreements or understandings to which the Company or any subsidiary of the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company and there are no such trusts, proxies, agreements or understandings by, between or among any of the Company's stockholders with respect to Company Common Stock. There are no outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights with respect to the Company.

  Section 5.3 Subsidiaries. Except as set forth in Schedule 5.3, each direct and indirect subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each subsidiary of the Company is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all such other failures, have a

Company Material Adverse Effect. All of the outstanding shares of capital stock of each subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever except as set forth in Schedule 5.3 attached hereto. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

  Section 5.4 Authority; Non-Contravention; Approvals.

    (a) The Company has full corporate power and authority to enter into this Agreement and, subject to the Company Stockholders' Approval (as defined in Section 7.3) and the Company Required Statutory Approvals (as defined in
  Section 5.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or, except for the Company Stockholders' Approval, the consummation by the Company of the transactions contemplated hereby. The Board of Directors of the Company has recommended that the Merger be approved by the stockholders of the Company and has authorized the solicitation of proxies therefor. This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by Parent and Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of the Company set forth in Sections 6.1, 6.5, 7.1, 7.3, 7.6, 7.7, 7.8, 7.10, 7.13 and 7.14 is valid, legally binding and enforceable notwithstanding the absence of the Company Stockholders' Approval.

    (b) Except as set forth in Schedule 5.4, the execution and delivery of this Agreement by the Company do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a requirement to redeem, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of the Company or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its subsidiaries is now a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by the Company of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals and the Company Stockholder's Approval and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a Company Material Adverse Effect.

    (c) Except for (i) the filings by Parent and the Company required by the HSR Act, (ii) the filing of the Proxy Statement and Prospectus with the SEC pursuant to the Exchange Act and the Securities Act and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities and (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger (the filings and approvals referred to in clauses (i) through (iii) above are collectively referred to as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a Company Material Adverse Effect.

  Section 5.5 Reports and Financial Statements. Except as set forth on
Schedule 5.5 attached hereto, since December 31, 1995, the Company has filed with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has previously delivered to Parent copies of its (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from December 31, 1995 until the date hereof and (c) all other reports, including quarterly reports, or registration statements filed by the Company with the SEC since December 31, 1995 (the documents referred to in clauses (a), (b) and (c) are collectively referred to as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in such reports (collectively, the "Company Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

  Section 5.6 Absence of Undisclosed Liabilities. Except as disclosed in the Company SEC Reports or, with respect to acquisitions or potential transactions, as set forth on Schedule 5.6 attached hereto, neither the Company nor any of its subsidiaries had at March 31, 1997, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except: (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred after March 31, 1997 and were incurred in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a Company Material Adverse Effect or (ii) have been discharged or paid in full prior to the date hereof and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of the Company and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the normal course of business.

  Section 5.7 Absence of Certain Changes or Events. Since the date of the most recent Company SEC Report, there has not been any material adverse change in the business, operations, properties, assets, liabilities, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole, including as a result of any change in capital structure, employee compensation arrangement (including severance rights and benefit plans), accounting method or applicable law.

  Section 5.8 Litigation. Except as referred to in the Company SEC Reports or in Schedule 5.8 attached hereto, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality, authority or arbitrator that seek to restrain the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to cause a Company Material Adverse Effect. Except as referred to in the Company SEC Reports or in Schedule 5.8 attached hereto, neither the Company nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any Company Material Adverse Effect.

  Section 5.9 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by the Company or its subsidiaries for inclusion in (a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and Prospectus will comply, as of its effective date, as to form in all material respects with all applicable laws, including the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by Parent or Subsidiary for inclusion therein. The Company is qualified to use Form S-3 under the Securities Act.

  Section 5.10 No Violation of Law. Except as disclosed in the Company SEC Reports or in Schedule 5.10 attached hereto, neither the Company nor any of its subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Company SEC Reports, to the knowledge of the Company, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated to the Company an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a Company Material Adverse Effect. The Company and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Company Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a Company Material Adverse Effect. The Company and its subsidiaries are not in violation of the terms of any Company Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a Company Material Adverse Effect.

  Section 5.11 Compliance with Agreements. Except as disclosed in the Company SEC Reports, the Company and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or action by a third party, could result in a default under, (a) the respective charters, By-laws or similar organizational instruments of the Company or any of its subsidiaries; or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 5.11, would have, in the aggregate, a Company Material Adverse Effect.

  Section 5.12 Taxes. The Company and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not have a Company Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects and (ii) duly paid in full or made adequate provision in the Company Financial Statements for the payment of all Taxes for all periods ending at or prior to the Effective Time (whether or not shown on any Tax Return), except where the failure to pay such Taxes would not have a Company Material Adverse Effect. The liabilities and reserves for Taxes reflected in the Company balance sheet included in the latest Company SEC Report are adequate to cover all Taxes for all periods ending at or prior to the Effective Time and there are no material liens for Taxes upon any property or asset of the Company or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of the Company or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly owned corporate subsidiary of Company. Neither the Company nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

  Section 5.13 Employee Benefit Plans; ERISA.

    (a) Except as set forth in the Company SEC Reports, as supplemented by
  Schedule 5.13 attached hereto, at the date hereof, the Company and its subsidiaries do not maintain, contribute to or have any obligation or liability to any employee benefit plans, programs, arrangements and practices (such plans, programs, arrangements and practices of the Company and its subsidiaries being referred to as the "Company Plans"), including employee benefit plans within the meaning set forth in Section 3(3) of ERISA, or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code). Schedule 5.13 attached hereto lists all Multi-employer Plans and Multiple Employer Plans which any of the Company or its subsidiaries maintains or to which any of them makes contributions or has any liability, contingent or otherwise. Neither the Company nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Company Plans, under existing collective bargaining agreements or to comply with applicable law.

    (b) Except as disclosed in the Company SEC Reports or Schedule 5.13, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a Company Material Adverse Effect,
  (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Company Plans, (iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Company Plans subject to Title IV of ERISA other than in a "standard termination" described in Section 4041(b) of ERISA,
  (iv) none of the Company Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Company Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Company SEC Reports as of September 30, 1995, based upon reasonable actuarial assumptions currently utilized for such Company Plan, (vi) each of the Company Plans has been operated and administered in all material respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (vii) each of the Company Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Company Plans, and the period for making any such necessary retroactive amendments has not expired, (viii) with respect to Multi-employer Plans, neither the Company nor any of its subsidiaries has, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are defined in Sections 4203, 4204 and 4205 of ERISA, respectively, and, to the best knowledge of the Company and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (ix) to the knowledge of the Company and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Company Plans other than claims for benefits in the ordinary course and (x) the Company and its subsidiaries have no current material liability, whether measured alone or in the aggregate, for plan termination or complete withdrawal or partial withdrawal under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with the Company and its subsidiaries under Section 4001 of ERISA or Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (the "Company Controlled Group Plans"), and the Company and its subsidiaries do not reasonably anticipate that any such liability will be asserted against the Company or any of its subsidiaries. None of the Company Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and 412 of the Code).

    (c) The Company SEC Reports, as supplemented by Schedule 5.13 attached hereto, contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

  Section 5.14 Labor Controversies. Except as set forth in the Company SEC Reports, (a) there are no controversies pending or, to the knowledge of the Company, threatened between the Company or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the presently unorganized employees of the Company or its subsidiaries, (c) the Company and its subsidiaries have, to the knowledge of the Company, complied in all material respects with all laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, hours, collective bargaining, and the payment of social security and similar taxes and (d) no person has, to the knowledge of the Company, asserted that the Company or any of its subsidiaries is liable in any material amount for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except for such controversies, organizational efforts, non-compliance and liabilities which, singly or in the aggregate, could not reasonably be expected to cause a Company Material Adverse Effect.

  Section 5.15 Environmental Matters. Schedule 5.15 attached hereto lists all environmental studies, audits and reports prepared by or for the Company relating to any currently owned or leased properties of the Company and its subsidiaries conducted or completed since December 31, 1994. To the Company's knowledge and except as set forth in the Company SEC Reports or the studies, audits and reports identified in Schedule 5.15 or as otherwise set forth on
Schedule 5.15, since December 31, 1994, (i) the Company and its subsidiaries have conducted their respective businesses in compliance in all material respects with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties currently owned by the Company or any of its subsidiaries contain any Hazardous Substance as a result of any activity of the Company or any of its subsidiaries in concentrations that require removal or remediation under applicable Environmental Laws, (iii) neither the Company nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that the Company or any of its subsidiaries may be in material violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened in writing, against the Company or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by the Company or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law by the Company or any of its subsidiaries, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties currently owned by the Company or any of its subsidiaries as a result of any activity of the Company or any of its subsidiaries during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of the Company or its subsidiaries relating to the activities of the Company or its subsidiaries, (viii) any underground storage tanks on, in or under any properties currently owned by the Company or any of its subsidiaries are operated in material compliance with all applicable Environmental Laws and no underground storage tanks have been closed or removed from any of such properties currently during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by the Company and its subsidiaries that require removal or remediation under any applicable Environmental Law, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by the Company or any of its subsidiaries and (x) neither the Company, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through
(x) that, singly or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

  Section 5.16 Title to Assets. The Company and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien of current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company), (iii) as disclosed in the Company SEC Reports, (iv) mortgages incurred in the ordinary course of business, or (v) except as set forth on
Schedule 5.16 attached hereto and except for such matters which, singly or in the aggregate, could not reasonably be expected to cause a Company Material Adverse Effect. All leases under which the Company leases real or personal property have been delivered to Parent and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not have a Company Material Adverse Effect.

  Section 5.17 Company Stockholders' Approval. The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Merger is a majority of the outstanding shares of Company Common Stock.

  Section 5.18 No Excess Parachute Payments. Except as set forth on Schedule 5.18, the Company has no contracts, arrangements or understandings pursuant to which any person may receive any amount or entitlement from the Company or any of its subsidiaries (including cash or property or the vesting of property) that may be characterized as an "excess parachute payment" (as such term is defined in Section 280G(B)(1) of the Code) (any such amount being an "Excess Parachute Payment") as a result of any of the transactions contemplated by this Agreement. Except as set forth on Schedule 5.18, no person is entitled to receive any additional payment from the Company, its subsidiaries or any other person (a "Parachute Gross-up Payment") in the event that the twenty percent (20%) parachute excise tax of Section 4999(a) of the Code is imposed on such person. Except as set forth on Schedule 5.18, the Board of Directors of the Company has not during the six

(6) months prior to the date of this Agreement granted to any officer, director or employee of the Company any right to receive any Parachute Gross-Up Payment.

  Section 5.19 Trademarks and Intellectual Property Compliance. The Company and its subsidiaries own or have the right to use, without any material payment to any other party, all of their patents, trademarks (registered or unregistered), trade names, service marks, copyrights and applications ("Intellectual Property Rights"), and the consummation of the transactions contemplated hereby will not alter or impair such rights in any material respect. To the knowledge of the Company, no claims are pending by any person with respect to the ownership, validity, enforceability or use of any such Intellectual Property Rights challenging or questioning the validity or effectiveness of any of the foregoing which claims could reasonably be expected to have a Company Material Adverse Effect.

  Section 5.20 Material Agreements. The Company has no material agreements other than those filed as exhibits to the Company SEC Reports or which will be filed with the Form S-4.

  Section 5.21 Pooling Matters. To the Company's knowledge and based upon consultation with its independent accountants, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger (a) from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code or (b) from being treated for financial accounting purposes as a pooling of interests in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC.

  Section 5.22 Transactions with Related Parties. Except as set forth in the Company SEC Reports, (a) there have been no transactions by the Company or its subsidiaries with any officer or director of the Company or beneficial owner of more than five percent (5%) of the Company Common Stock or their affiliates ("Related Parties") since December 31, 1996 which are required to be disclosed pursuant to the Exchange Act and (b) there are no material agreements or understandings now in effect between the Company or its subsidiaries and any Related Party.

  Section 5.23 Insurance. Except to extent there would be no Company Material Adverse Effect, all of the Company's and its subsidiaries' liability, theft, life, health, fire, title, worker's compensation and other forms of insurance, surety bonds and umbrella policies, insuring the Company and its subsidiaries and their directors, officers, employees, independent contractors, properties, assets and business, are valid and in full force and effect and without any premium past due or pending notice of cancellation, are, in the reasonable judgment of the Company, adequate for the business of the Company and its subsidiaries as now conducted, and there are no claims, singly or in the aggregate, under such policies in excess of $100,000, which, in any event, are not in excess of the limitations of coverage set forth in such policies. The Company and its subsidiaries have taken all actions reasonably necessary to insure that their independent contractors obtain and maintain adequate insurance coverage. All of the insurance policies referred to in this Section
5.23 are "occurrence" policies and no such policies are "claims made" policies, except with respect to directors and executive officers. Neither the Company nor any of its subsidiaries has knowledge of any fact indicating that such policies will not continue to be available to the Company and its subsidiaries upon substantially similar terms subsequent to the Effective Time. The provision and/or reserves in the Company Financial Statements are adequate for any and all self insurance programs maintained by the Company or its subsidiaries.

  Section 5.24 Year 2000 Compliance. The Company believes that its ongoing management information system upgrading program will result in each system, comprised of software, hardware, databases or embedded control systems (microprocessor controlled, robotic or other device) (collectively, a "System"), that constitutes any material part of, or is used in connection with the use, operation or enjoyment of, any material tangible or intangible asset or real property of the Company and its subsidiaries not being materially adversely affected by the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century, and that neither the Company nor any of its subsidiaries will incur material expenses arising from or relating to the failure of any of its Systems as a result of the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century.

  Section 5.25 Brokers. The Company represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee (except for the fee payable to the investment banking firm described in Section 8.2(g)) or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                                  ARTICLE VI

                    Conduct of Business Pending the Merger

  Section 6.1 Conduct of Business by the Company Pending the Merger. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Parent shall otherwise agree in writing, the Company shall, and shall cause its subsidiaries to:

    (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

    (b) not (i) amend or propose to amend their respective charters or By-laws, (ii) split, combine or reclassify their outstanding capital stock or
  (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary of the Company;

    (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of or otherwise cause to become outstanding, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that the Company may issue shares (i) upon conversion of convertible securities and exercise of options outstanding on the date hereof and (ii) in connection with the potential acquisitions described in Schedule 6.1;

    (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (x) borrowings in the ordinary course of business or (y) borrowings to refinance existing indebtedness, the terms of which shall be reasonably satisfactory to Parent, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests under APB 16, (iv) take or fail to take any action which action or failure would cause the Company or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than acquisitions of assets in the ordinary course of business, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (e) use all commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

    (f) confer on a regular and frequent basis with one or more representatives of Parent to report operational matters of materiality and the general status of ongoing operations;

    (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice;

    (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and

    (i) maintain with financially responsible and adequately capitalized insurance companies insurance coverage on its assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

  Section 6.2 Conduct of Business by Parent and Subsidiary Pending the
Merger. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless the Company shall otherwise agree in writing, Parent shall, and shall cause Subsidiary to:

    (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

    (b) not (i) except as necessary to consummate the transactions contemplated hereby, amend or propose to amend their respective charters or by- laws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary of Parent;

    (c) use all commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement; and

    (d) confer on a regular and frequent basis with one or more representatives of the Company to report operational matters of materiality and the general status of ongoing operations.

  Section 6.3 Control of the Company's Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision of its operations.

  Section 6.4 Control of Parent's or Subsidiary's Operations. Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct Parent's or Subsidiary's operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision of its operations.

  Section 6.5 Acquisition Transactions.

    (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, the Company shall not, and shall not permit any of its subsidiaries (including officers, directors, representatives and agents of the Company and its subsidiaries) to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide information to any corporation, partnership, person or other entity or group except the Parent, concerning any merger, sale of assets, sale of or tender offer for its common stock or similar actions (any such transactions being referred to herein as "Acquisition Transactions") provided, however, that nothing herein shall prevent the Board of Directors of the Company from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer.

    (b) Notwithstanding the provisions of paragraph (a) above, the Company may, in response to an unsolicited written proposal with respect to an Acquisition Transaction, furnish information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") pursuant to appropriate confidentiality agreements and may participate in discussions and negotiate with such Potential

  Acquirer concerning any inquiry or proposal to acquire the Company in an Acquisition Transaction or negotiate with such Potential Acquirer if (i) the Company shall have given not less than two (2) business days' advance written notice to the Parent of the Company's intention to do so, (ii) the board of directors of the Company is advised by one or more of its independent financial advisors that providing information to the Potential Acquirer is likely to lead to an Acquisition Transaction on terms that would yield a higher value to the Company's stockholders than the Merger and is in furtherance of the best interests of the Company's stockholders and (iii) based upon advice of its legal counsel, its board of directors determines in good faith, that such action is in furtherance of the best interests of the Company stockholders and that the failure to provide such information to such Potential Acquirer would constitute a breach of its fiduciary duty to its stockholders.

    (c) In the event the Company shall determine to provide any information or negotiate as described in paragraph (b) above, or shall receive any request, inquiry proposals or offer of the type referred to in paragraph
  (b) above, it shall (i) immediately provide Parent with a copy of all information being provided to the third party, (ii) promptly inform the Parent that information is to be provided, that negotiations are to take place or that an offer has been received and (iii) if a request, inquiry, proposal or offer has been received, furnish to the Parent a description of the material terms thereof and, unless the board of directors of the Company concluded that such disclosure is inconsistent with its fiduciary duties under applicable law, furnish to the Parent the identity of the person receiving such information or the proponent of such offer, if applicable.

    (d) Subject to Subsection (e) below, the Company may enter into a definitive agreement for an Acquisition Transaction which meets the requirements set forth above with a Potential Acquirer with which it is permitted to negotiate pursuant to paragraph (b) above, but only if (i) the independent financial advisors of the Company shall have determined in good faith that such Acquisition Transaction would be more favorable to the Company's stockholders from a financial point of view than the Merger and is in furtherance of the best interests of the Company's stockholders, (ii) at least five (5) business days prior to the execution of such definitive agreement, the Company shall have furnished the Parent with a copy of such definitive agreement and (iii) the Parent shall have failed within such five-day period to offer to amend the terms of this Agreement in order that the Merger be, in good faith determination of the Board of Directors of the Company, at least as favorable to the Company's stockholders from a financial point of view as the Acquisition Transaction.

    (e) Each party (i) acknowledges that a breach of any of its covenants contained in this Section 6.5 will result in irreparable harm to the other party which will not be compensable in money damages and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to the other party for a breach of such covenant. In any event, if Company enters into an Acquisition Transaction, it will immediately pay to Parent the sums described in Section 7.6 hereof.

                                  ARTICLE VII

                             Additional Agreements

  Section 7.1 Access to Information. (a) The Company and its subsidiaries shall afford to Parent and Subsidiary and their respective accountants, counsel, financial advisors and other representatives (the "Parent Representatives") and Parent and its subsidiaries shall afford to the Company and its accountants, counsel, financial advisors and other representatives (the "Company Representatives") full access during normal business hours throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC or which may have a material effect on their respective businesses, properties or personnel and
(ii) such other information concerning their respective businesses, operations, properties, assets, condition (financial or other), results of operations and personnel as Parent or Subsidiary or the Company, as the case may be, shall reasonably request; provided that no investigation pursuant to this Section 7.1 shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Parent and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Parent Representatives to hold, and the Company and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Company Representatives to hold, in strict confidence all non-public documents and information furnished to Parent and Subsidiary or to the Company, as the case may be, in connection with the transactions contemplated by this Agreement, except that (i) Parent, Subsidiary and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals, the Company Required Statutory Approvals and the Company Stockholders' Approval and (ii) each of Parent, Subsidiary and the Company may disclose any information that it is required by law or judicial or administrative order to disclose.

    (b) In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all non-public written material provided pursuant to this Section 7.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Parent or the Company based on the information in such material shall be destroyed (and Parent and the Company shall use their respective reasonable best efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

    (c) The Company shall promptly advise Parent and Parent shall promptly advise the Company in writing of any change or the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, any material adverse effect on the business, operations, properties, assets, condition (financial or other), or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, taken as a whole.

  Section 7.2 Registration Statement and Proxy Statement. Parent and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement and Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any reasonable action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant hereto. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences. The information provided and to be provided by Parent and the Company, respectively, for use in the Proxy Statement and Prospectus shall be true and correct in all material respects without omission of any material fact which is required to make such information not misleading as of the date thereof and in light of the circumstances under which given or made.

  Section 7.3 Company Stockholders' Approval. The Company shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders and, subject to the fiduciary duties of the Board of Directors of the Company under applicable law, shall use its reasonable best efforts to obtain stockholder approval and adoption (the "Company Stockholders' Approval") of this Agreement and the transactions contemplated hereby, provided that the Board of Directors of the Company may make any disclosure that it is compelled to make with respect to the receipt of a proposal for an Acquisition Transaction with a Potential Acquirer in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 promulgated under the Exchange Act with regard to any tender offer. Such meeting of stockholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. Subject to the fiduciary duties of the Board of Directors of the Company under applicable law, the Company shall, through its Board of Directors, recommend to its stockholders approval of the transactions contemplated by this Agreement. The Company (i) acknowledges that a breach of its covenant contained in this
Section 7.3 to convene a meeting of its stockholders and call for a vote thereat with respect to the approval of this Agreement and the Merger will result in irreparable harm to Parent which will not be compensable in money damages, and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to Parent for a breach of such covenant.

  Section 7.4 Affiliates of the Company. (a) Within 30 days after the date of this Agreement, (i) the Company shall deliver to Parent a letter identifying all persons who may be deemed affiliates of the Company under Rule 145 of the Securities Act ("Rule 145"), including, without limitation, all directors and executive officers of the Company and (ii) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws, including Accounting Series Release No. 135 ("ASR 135"). The Company shall use its reasonable best efforts to obtain as soon as practicable from any person who may be deemed to have become an affiliate of the Company after the Company's delivery of the letter referred to above and prior to the Effective Time, a written agreement substantially in the form of
Exhibit 7.4.

    (b) If any stockholder of the Company reasonably determines on the basis of a rule or interpretation of the staff of the SEC that such stockholder will not be eligible to sell all of the shares (the "Stockholder Shares") of Parent received by such stockholder in the Merger pursuant to Rule 145(d) (1) in the three (3) month period immediately following the publication of thirty (30) days of combined financial results of operations of the Company and Parent as required by ASR 135, Parent agrees, if requested by such stockholder, to either, at Parent's option, (i) take such actions reasonably necessary to register the Stockholder Shares for resale pursuant to the Registration Statement or (ii) promptly after the Effective Time, register the Stockholder Shares pursuant to a registration statement on Form S-3. Parent shall maintain the effectiveness of any such registration statement (subject to Parent's right to convert to a Form S-3 registration from the Registration Statement at any time) until the earlier of the second anniversary of the Effective Time or such time as Parent reasonably determines that such stockholder will be eligible to sell all of the Stockholder Shares then owned by the Stockholder pursuant to Rule 145(d) (1) in the three month period immediately following the termination of the effectiveness of the applicable registration statement. Parent's obligations contained in this paragraph (b) shall terminate on the second anniversary of the Effective Time.

  Section 7.5 Nasdaq Listing. Parent shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on Nasdaq, upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Exchanged Options and Exchanged Warrants.

  Section 7.6 Expenses and Fees. Each party hereto agrees to bear its own expenses, including reasonable and customary fees and expenses payable to attorneys, accountants and investment bankers in connection with the transactions contemplated hereby. In addition, Parent will pay the fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement and Prospectus and the HSR Act filing, provided, however, that in the event the Merger is not consummated, the parties will share equally in such fees and expenses.

    (a) If the Merger is not consummated because either party breaches a material representation or warranty or fails to perform a material covenant contained in this Agreement, and such breach shall not have been cured or such representation or warranty shall not have been made true within twenty
  (20) business days after notice by the other party thereof, and the other party has not breached any material representation or warranty or failed to perform a material covenant and the non-breaching party chooses to terminate this Agreement as a direct result of such breach or failure, the breaching party shall pay the non-breaching party the sum of $1,000,000.

    (b) If the Merger is not consummated because the Company enters into an Acquisition Transaction with another party other than the Parent as set forth in Section 6.5 hereof, at any time within twelve (12) months from the date of this Agreement, the Company shall pay to Parent the sum of $3,000,000, which sum shall be in lieu of the amount listed in subsection
  (a) of this Section 7.6. In the event that the Merger is not consummated because the Parent does not exercise its right under Section 3.1(b)(i) hereof, unless the

  Parent Stock Value is less than $13.20 per share, then the Parent shall pay to the Company the sum of $3,000,000, which sum shall be in lieu of the amount listed in subsection (a) of this Section 7.6.

  Section 7.7 Agreement to Cooperate.

    (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable pursuant to all agreements, contracts, indentures or other instruments to which the parties hereto are a party, or under any applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts (i) to obtain all necessary or appropriate waivers, consents and approvals from lenders, landlords, security holders or other parties whose waiver, consent or approval is required to consummate the Merger, (ii) to effect all necessary registrations, filings and submissions and (iii) to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite votes of the stockholders of the Company and boards of directors of the Company and Parent.

    (b) Without limitation of the foregoing, each of Parent and the Company undertakes and agrees to file as soon as practicable after the date hereof a Notification and Report Form under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). Each of Parent and the Company shall
  (i) use its reasonable efforts to comply as expeditiously as possible with all lawful requests of the FTC or the Antitrust Division for additional information and documents and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto.

    (c) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, including any Acquisition Transaction, Parent shall have the right, at its own expense, to participate therein, and the Company will not settle any such litigation without the consent of Parent, which consent will not be unreasonably withheld.

  Section 7.8 Public Statements. Unless required by law or by obligations pursuant to any listing agreement with the Nasdaq National Market as determined by Parent, Subsidiary or the Company, as the case may be, the parties (i) shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby, and (ii) shall not issue any such press release or written public statement prior to such consultation.

  Section 7.9 Option Plans and Warrants. (a) The Parent will cause a Form S-8 ("Form S-8") to be filed with the SEC as soon as practicable following the Effective Time, but in no event more than thirty (30) days after the Effective Time, which registration statement shall register the shares of Parent Common Stock underlying the Parent Options granted in replacement of Company Options, or will cause such shares underlying such Parent Options to be subject to an existing Form S-8, and the Parent shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding. At or before the Effective Time, the Company shall cause to be effected any necessary amendments to the Plan to give effect to the foregoing provisions of this
Section 7.9.

    (b) Pursuant to Section 12(h) of the Warrant Agreement dated as of November 28, 1994 between the Company and The Bank of New York (as the successor-in-interest to NationsBank of Texas, N.A.), concurrently with the consummation of the Merger the Parent shall enter into a supplemental Warrant Agreement and shall mail a notice describing such supplemental Warrant Agreement to the holders of Company Warrants.

  Section 7.10 Notification of Certain Matters. Each of the Company, Parent and Subsidiary agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 7.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 7.11 Directors' and Officers' Indemnification.

    (a) For a period of six years after the Effective Time, the Surviving Corporation and the Parent shall, to the extent permitted under Section 145 of the DGCL and to the extent of the Company's indemnification prior to the Effective Time, indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under applicable law
  to) each present and former director, officer, previously indemnified employee and previously indemnified agent of the Company or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "indemnified Party" and collectively, the "indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or Parent and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the indemnified Parties, which counsel shall be reasonably satisfactory to the Parent and the Surviving Corporation, promptly after statements therefor are received, (ii) the Parent and the Surviving Corporation will cooperate in the defense of any such matter and (iii) any determination required to be made with respect to whether an indemnified Party's conduct complies with the standards set forth under Section 145 of the DGCL and the Parent's or the Surviving Corporation's respective Certificates of Incorporation or By-Laws shall be made by independent legal counsel acceptable to the Parent or the Surviving Corporation, as the case may be, and the indemnified Party; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). The parties hereto intend, to the extent not prohibited by applicable law, that the indemnification provided for in this Section 7.11 shall apply without limitation to negligent acts or omissions by an indemnified Party. Each indemnified Party is intended to be a third party beneficiary of this Section 7.11 and may specifically enforce its terms. This Section 7.11 shall not limit or otherwise adversely affect any rights any indemnified Party may have under any agreement with the Company or under the Company's Certificate of Incorporation or bylaws as presently in effect.

    (b) Without limiting any of the obligations under paragraph (a) of this
  Section 7.11, Parent agrees that all rights to indemnification and all limitations of liability existing in favor of the indemnified Parties as provided in the Company's Certificate of Incorporation or Bylaws or in the similar governing documents of any of the Company's subsidiaries as in effect as of the date of this Agreement or as provided in the indemnification agreements of the Company with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation asserted or made within such period shall continue until the final disposition of such claim, action, suit, proceeding or investigation; provided, further, however, that nothing contained in this
  Section 7.11(b) shall be deemed to preclude the liquidation, consolidation or merger of the Company or any of the Company's subsidiaries, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against Parent.

    (c) In the event the Surviving Corporation or Parent or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 7.11.

    (d) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.11(c) more than an amount equal to 150% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be approximately $190,000 in the aggregate).

  Section 7.12 Corrections to the Proxy Statement and Prospectus and Registration Statement. Prior to the date of approval of the Merger by the Company's stockholders, each of the Company, Parent and Subsidiary shall correct promptly any information provided by it to be used specifically in the Proxy Statement and Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Proxy Statement and Prospectus or the Registration Statement so as to correct the same and to cause the Proxy Statement and Prospectus as so corrected to be disseminated to the stockholders of the Company, to the extent required by applicable law.

  Section 7.13 Employment Agreements. Following the execution hereof, the Company will use its best efforts to cause any and all employees of the Company who are parties to agreements that may provide to them cash compensation upon a change of control (as defined therein) of the Company and certain other events (the "Employment Agreements") to execute amendments and/or waivers of the cash compensation provisions applicable upon such a change of control (as defined therein), in exchange for which the Parent will enter into employment agreements with each such employee of the Company in form and substance reasonably satisfactory to the parties thereto.

  Section 7.14 Irrevocable Proxies. Upon the execution hereof, the Company will use its best efforts to cause its executive officers and employee directors to execute and deliver to the Parent irrevocable proxies in a form reasonably acceptable to the Parent authorizing the Parent to vote all shares of Company Common Stock which such executive officers and directors are entitled to vote in favor of the Merger.

  Section 7.15 Grant of Options to Company Employees. Upon consummation of the Merger, Parent shall grant options to purchase 400,000 shares of Parent Common Stock (at an exercise price equal to the fair market price on the date of grant) to certain employees of the Company as recommended to Parent in writing by senior management of the Company and as agreed to by the compensation committee of the Parent's Board of Directors. Options granted to an employee for the aggregate purchase of 5,000 shares or less of Parent Common Stock shall be qualified as incentive stock options. Options granted to an employee for the aggregate purchase of more than 5,000 shares of Parent Company Stock shall be non-qualified options. The amounts and terms of such options shall be consistent with the Parent's policies relating to stock option grants to new employees, providing for a four-year ratable vesting schedule beginning one year from the date of grant (2.083% per month, for months thirteen (13) through sixty (60), inclusive, following the Effective Time) and a seven year expiration (or earlier in the event of termination of employment, except for Mr. Kearns' options, the expiration of which will be governed by Mr. Kearns' employment agreement). The Parent will register the shares issuable pursuant to the options Parent has agreed to grant under this Section 7.15 on a Form S-8, and shall use reasonable efforts to effect authorization for listing of such shares on the Nasdaq.

  Section 7.16 Tax-Free Treatment of Merger. The Parent, the Subsidiary and Company shall each use its best efforts to cause the Merger to be treated as a tax-free reorganization for federal income tax purposes. The Company, on the one hand, and Parent and Subsidiary, on the other hand, shall execute and deliver to legal counsel to the Company and Parent certificates substantially in the form attached hereto as Exhibits 7.16(a) and 7.16(b), respectively, at such time or times as reasonably requested by such legal counsel in connection with its delivery of an opinion with respect to transactions contemplated hereby and the Company and Parent shall each provide a copy thereof to the other parties hereto. Prior to the Effective Time, none of the Company, Parent or Subsidiary shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the representations in Exhibits 7.16(a) and 7.16(b).

  Section 7.17 Parent's Periodic Reports Following the Merger. As soon as practicable following the Effective Time, Parent shall file with the SEC a periodic report under the Exchange Act which contains at least thirty (30) days of combined results of operations of the Company and the Parent as required by ASR 135 within the time prescribed for the filing of such report.

  Section 7.18 Employee Benefits. The Parent shall provide employee benefits to the employees of the Company and its subsidiaries in an amount and nature materially consistent with benefits provided to existing employees of the Parent and its subsidiaries, which benefits will, to the extent practicable and feasible, be generally comparable to existing benefits provided to the Company's employees. Notwithstanding the foregoing, nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person. The Parent will also use its reasonable best efforts cause each employee medical benefit plan in which the employees of the Company and its subsidiaries participate from and after the Effective Time to waive
(i) any preexisting condition restriction that was waived under the terms of any analogous plan immediately prior to the Effective Time or (ii) any waiting period limitation that would otherwise be applicable to an employee of the Company or its subsidiaries on or after the Effective Time to the extent such employee had satisfied any similar waiting period limitation under any analogous plan prior to the Effective Time.

                                 ARTICLE VIII

                                  Conditions

  Section 8.1 Conditions to Each Party's Obligation to Effect the
Merger. Unless waived by the parties, the respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company under applicable law and applicable listing requirements;

    (b) the shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance;

    (c) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

    (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

    (e) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

    (f) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the consummation of the Merger illegal;

    (g) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby, and all consents from lenders required to consummate the Merger, shall have been obtained and be in effect at the Effective Time;

    (h) Coopers & Lybrand L.L.P., certified public accountants for Parent, shall have delivered a letter, dated the Closing Date, addressed to Parent, in form and substance reasonably satisfactory to Parent, stating that the Merger will qualify as a pooling-of-interests transaction under APB 16; and

    (i) all required material consents and approvals of lenders who have advanced $5,000,000 or more to Parent or the Company and lessors of material leases shall have been obtained and be in effect at the Effective Time; provided, however, that the failure to obtain such consents or approvals shall not be due to the default or delay of the party responsible for obtaining such consents and approvals.

  Section 8.2 Conditions to Obligation of the Company to Effect the
Merger. Unless waived by the Company, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

    (a) Parent and Subsidiary shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Subsidiary contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and the Company shall have received a certificate of the Chairman of the Board and Chief Executive Officer, the President or a Vice President of Parent and of the President and Chief Executive Officer or a Vice President of Subsidiary to that effect;

    (b) the Company shall have received an opinion of Gibson Dunn & Crutcher LLP, special counsel to the Company, in form and substance reasonably satisfactory to the Company, effective as of the Closing Date and based on representations of the Company and Parent, to the effect that (i) the Merger of Subsidiary with and into the Company pursuant to the Merger Agreement and applicable state law will be treated for United States federal income tax purposes as a reorganization within the meaning of
  Section 368(a) of the Code; (ii) Parent, Subsidiary and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) the stockholders of the Company will not recognize gain or loss as a result of the Merger, except to the extent such stockholders receive cash in lieu of fractional shares, and such opinion shall not have been withdrawn or modified in any material respect, substantially in the form of Exhibit 8.2(b);

    (c) the Company shall have received an opinion or opinions from Ballard Spahr Andrews & Ingersoll, special counsel to Parent and Subsidiary, dated the Closing Date, reasonably satisfactory to the Company substantially in the form set forth in Exhibit 8.2(c) attached hereto;

    (d) the Company shall have received "comfort" letters in customary form from Coopers & Lybrand L.L.P., certified public accountants for Parent and Subsidiary, dated the date of the Proxy Statement, the effective date of the Registration Statement and the Closing Date (or such other date reasonably acceptable to the Company) with respect to certain financial statements and other financial information included in the Registration Statement and any subsequent changes in specified balance sheet and income statement items, including total assets, working capital, total stockholders' equity, total revenues and the total and per share amounts of net income related to Parent;

    (e) since the date hereof, there shall have been no changes that have, and no event or events shall have occurred which have resulted in or have, a Parent Material Adverse Effect;

    (f) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing

  Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Parent of the Merger;

    (g) the Company shall have received from Jefferies & Company, Inc. (or other nationally recognized investment banking firm reasonably acceptable to Parent) an opinion, dated as of the date on which the Proxy Statement and Prospectus is first distributed to the stockholders of the Company, to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion shall not have been withdrawn;

    (h) Deloitte & Touche LLP, independent public accountants for the Company, shall have delivered a letter, dated the Closing Date, addressed to the Company, in form and substance reasonably satisfactory to the Company, stating that the Company has not taken any action that would affect the ability to account for the Merger as a pooling-of-interests transaction under APB 16; and

    (i) The parent shall have entered into an employment agreement with Walter J. Kearns ("Mr. Kearns"), a form of which is attached hereto as
  Exhibit 8.2(i).

  Section 8.3 Conditions to Obligations of Parent and Subsidiary to Effect the Merger. Unless waived by Parent and Subsidiary, the obligations of Parent and Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions:

    (a) the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Parent shall have received a Certificate of the President and Chief Executive Officer or of a Vice President of the Company, in form and substance reasonably satisfactory to Parent to that effect;

    (b) Parent shall have received an opinion from Gibson Dunn & Crutcher LLP, special counsel to the Company, effective as of the Closing Date, substantially in the form set forth in Exhibit 8.3(b) attached hereto;

    (c) Parent shall have received "comfort" letters in customary form and substance reasonably satisfactory to Parent from Deloitte & Touche LLP, certified public accountants for the Company, dated the date of the Proxy Statement, the effective date of the Registration Statement and the Closing Date (or such other date reasonably acceptable to Parent) with respect to certain financial statements and other financial information included in the Registration Statement and any subsequent changes in specified balance sheet and income statement items, including total assets, working capital, total stockholders' equity, total revenues and the total and per share amounts of net income related to the Company;

    (d) the Affiliate Agreements required to be delivered to Parent pursuant to Section 7.4 shall have been furnished as required by Section 7.4;

    (e) since the date hereof, there shall have been no changes that have, and no event or events shall have occurred which have resulted in or have, a Company Material Adverse Effect;

    (f) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Parent of the Merger;

    (g) Parent shall have received from Merrill Lynch, Pierce, Fenner & Smith, Inc. (or other nationally recognized investment banking firm reasonably acceptable to the Parent) an opinion reasonably acceptable to the Parent, dated as of the date on which the Proxy Statement and Prospectus is first distributed to the shareholders of Parent, to the effect that the Exchange Ratio is fair, from a financial point of view, to Parent's stockholders, and such opinion shall not have been withdrawn;

    (h) the Company shall have delivered to Parent its audited consolidated financial statements for the year ended December 31, 1996, together with an unqualified opinion from Deloitte & Touche LLP regarding such financial statements, which financial statements shall reflect earnings which are not materially less than the average of the published projections of the securities analysts' which regularly follow the Company and which financial statements shall reflect all normal, recurring adjustments necessary to fairly present the Company's results from operations or financial condition; and

    (i) Coopers & Lybrand L.L.P., public accountants for Parent and Subsidiary, shall have delivered a letter, dated the Closing Date, addressed to Parent, in form and substance reasonably satisfactory to Parent stating that the Merger will qualify as a pooling-of-interests transaction under APB 16.

                                  ARTICLE IX

                       Termination, Amendment and Waiver

  Section 9.1 Termination. This Agreement may be terminated by the mutual written consent of the parties or at any time prior to the Closing Date, whether before or after approval by the stockholders of the Company, as follows:

    (a) The Company shall have the right to terminate this Agreement:

      (i) if the Merger is not completed by December 31, 1997 other than on account of delay or default on the part of the Company;

      (ii) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of the Company or any of its 5% stockholders or any of their affiliates or associates;

      (iii) if the terms and conditions of Section 6.5(d) are satisfied;

      (iv) if Parent (A) fails to perform in any material respect any of its covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after written notice of such default is given to Parent by the Company; or

      (v) in the manner set forth in Section 3.1; or

      (vi) if the Company's shareholders' vote is not sufficient to approve the Merger.

    (b) Parent shall have the right to terminate this Agreement:

      (i) if the Merger is not completed by December 31, 1997 other than on account of delay or default on the part of Parent;

      (ii) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of Parent or any of its 5% stockholders or any of their affiliates or associates;

      (iii) if the Company (A) fails to perform in any material respect any of its covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after written notice of such default is given to the Company by Parent; or

      (iv) in the manner set forth in Section 3.1; or

      (v) if the Company's shareholders' vote is not sufficient to approve the Merger.

  Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of the Company, Parent, Subsidiary or their respective officers or directors (except as set forth in this Section 9.2 and in Sections 7.1, 7.6 and 7.8, all of which shall survive the termination). Nothing in this Section
9.2 shall relieve any party from liability for any breach of this Agreement.

  Section 9.3 Amendment. This Agreement may not be amended except by action taken by the parties' respective Boards of Directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

  Section 9.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any such waiver shall not be deemed to be continuing or to apply to any future obligation or requirement of any party hereto provided herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                              General Provisions

  Section 10.1 Non-Survival of Representations and Warranties. The representations and warranties contained in Articles IV and V of this Agreement shall not survive the Merger, and after effectiveness of the Merger the Company, Parent, Subsidiary or their respective officers or directors shall have no further obligation with respect thereto. This Section 10.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.

  Section 10.2 Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

  Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a) If to Parent or Subsidiary to:

    Corporate Express, Inc.
    1 Environmental Way
    Broomfield, Colorado 80021-3416
    Attention: Gary M. Jacobs
    Facsimile Number: (303) 664-3823

  with a copy to:

    Ballard Spahr Andrews & Ingersoll
    1735 Market Street, 51st Floor
    Philadelphia, Pennsylvania 19103
    Attention: Gerald J. Guarcini, Esq.
    Facsimile Number: (215) 864-8999

  (b) If to the Company, to:

    Data Documents Incorporated
    4205 South 96th Street
    Omaha, Nebraska 68217
    Attention: Walter J. Kearns
    Facsimile Number: (402) 339-9270
  with a copy to:

    Gibson Dunn & Crutcher LLP
    333 South Grand Avenue
    Los Angeles, California 90071-3197
    Attention: Kenneth M. Doran, Esq.
    Facsimile Number: (213) 229-6537

  Section 10.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

  Section 10.5 Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) is not intended to confer upon any other person any rights or remedies hereunder, except for rights of indemnified Parties under Section
7.11 and (c) shall not be assigned by operation of law or otherwise, except that Subsidiary may assign this Agreement to any other wholly owned subsidiary of Parent. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

  Section 10.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Each of the parties agrees to accept and be bound by facsimile signatures hereto.

  Section 10.7 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in the exception to Section 10.5(b), nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

  Section 10.8 Exhibits and Schedules. All Exhibits and Schedules referred to in this Agreement shall be attached hereto and are incorporated by reference herein.

  Section 10.9 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or any officer, director, employee, agent, representative or investor of any party hereto.

  Section 10.10 Definition of "Knowledge" and "Belief". As used in this Agreement, "knowledge" or "belief" or similar language means, with respect to the Company, all things known to or believed by, after reasonable investigation and inquiry, Walter Kearns, A. Robert Thomas, Ralph Scheer and Milt Romjue.

  In Witness Whereof, Parent, Subsidiary and the Company have caused this Agreement to be signed by their respective officers as of the date first written above.

                                          Corporate Express, Inc.

                                                    /s/ Gary M. Jacobs
                                          By: _________________________________
                                               GARY M. JACOBS Executive Vice
                                                         President

                                          IDD Acquisition Corp.

                                                    /s/ Gary M. Jacobs
                                          By: _________________________________
                                               GARY M. JACOBS Executive Vice
                                                         President

                                          Data Documents Incorporated

                                                   /s/ Walter J. Kearns
                                          By: _________________________________
                                             WALTER J. KEARNS Chief Executive
                                                          Officer

                                                                     Appendix II

              [Jefferies & Company, Inc. Letterhead Appears Here]


                                                      September 5, 1997

Board of Directors
DATA DOCUMENTS INCORPORATED
4205 South 96/th/ Street
Omaha, NE  68127-1290

Re: The proposed merger transaction between Data Documents Incorporated, a Delaware corporation ("DDII" or the "Company"), and Corporate Express, Inc., a Colorado corporation ("CEXP"), which merger would be accomplished through a merger of a wholly-owned subsidiary of CEXP into DDII pursuant to which all of the outstanding common stock of DDII would be converted into shares of common stock of CEXP at a rate of 1.1 shares of CEXP common stock for each share of DDII common stock outstanding as of the effective date (the "Transaction"); all upon the terms and conditions more fully set forth in an Agreement and Plan of Reorganization (the "Agreement") to be entered into by and among DDII and CEXP.
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To the Members of the Board of Directors:

          You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company (the "Stockholders") of the consideration to be received by such Stockholders pursuant to the Transaction (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

          Jefferies & Company, Inc. ("Jefferies"), as part of its investment banking business, is regularly engaged in the evaluation of capital structures, the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. In the ordinary course of our business, we may trade the securities of DDII and CEXP for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

          As you are aware, Jefferies will receive a fee for providing this opinion. In addition to delivering this opinion, Jefferies has acted as exclusive financial advisor to DDII in connection with the Transaction and has actively assisted DDII in negotiating the terms thereof. Jefferies will receive an additional fee in connection with the consummation of the Transaction for acting in such capacity. In addition, over the last twelve months, Jefferies has received customary fees from CEXP for certain investment banking services performed by Jefferies.

          In conducting our analysis and arriving at the opinion expressed herein, we have reviewed a draft of the Agreement, dated August 26, 1997 (including any schedules and exhibits thereto) and certain financial and other information that was publicly available or furnished to us by DDII and CEXP, including certain internal financial analyses, budgets, reports and other information

Board of Directors
DATA DOCUMENTS INCORPORATED
September 5, 1997
Page 2


prepared by the respective company's management. We have also held discussions with various members of senior management of the Company and CEXP concerning each company's historical and current operations, financial conditions and prospects, as well as the strategic and operating benefits anticipated from the business combination. In addition, we have conducted such other reviews, analyses and inquiries relating to DDII and CEXP as we considered appropriate in rendering this opinion.

          In our review and analysis and in rendering this opinion, we have relied upon, but have not independently investigated or verified, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by DDII or CEXP, or that was publicly available to us (including, without limitation, the information described above and the financial projections prepared by DDII and CEXP regarding the estimated future performance of the respective companies before and after giving effect to the Transaction). This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects.

          With respect to the financial projections provided to and examined by us, we note that projecting future results of any company is inherently subject to vast uncertainty. You have informed us, however, and we have assumed with your permission, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the companies as to the future performance of each company. In addition, although we have performed sensitivity analyses thereon, in rendering this opinion we have assumed, with your permission, that each company will perform in accordance with such projections for all periods specified therein. Although such projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes thereto could affect the opinion rendered herein. We have assumed, with your permission, that the Transaction will be a tax free reorganization and will be accounted for under the "pooling of interests" accounting method.

          We have not been requested to, and did not solicit third party indications of interest in acquiring all or any part of the Company; or make any independent evaluation or appraisal of the assets or liabilities of, nor conduct a comprehensive physical inspection of any of the assets of, DDII or CEXP, nor have we been furnished with any such appraisals. Our opinion is based on economic, monetary, political, market and other conditions existing and which can be evaluated as of the date of this opinion (including, without limitation, current market prices of the common stock of the Company and CEXP); however,
                                                                    -------
such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed herein. We have made no independent investigation of any legal matters affecting DDII or CEXP, and we have assumed the correctness of all legal and accounting advice given to such parties and their respective boards of directors, including (without limitation) advice as to the accounting and tax consequences of the Transaction to DDII, CEXP and their respective stockholders.

          In rendering this opinion we have also assumed, with your permission, that: (i) the terms and provisions contained in the definitive Agreement (including any schedules and exhibits

Board of Directors
DATA DOCUMENTS INCORPORATED
September 5, 1997
Page 3


thereto) will not differ from those contained in the drafts of those documents we have heretofore reviewed; (ii) the conditions to the consummation of the Transaction set forth in the Agreement will be satisfied without material expense; and (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which DDII, CEXP or any of their respective subsidiaries or affiliates is a party.

          Moreover, in rendering the opinion set forth below we note that the consummation of the Transaction is conditioned upon the approval of DDII's stockholders, and we are not recommending that DDII, its Board of Directors, any of its security holders or any other person should take any specific action in connection with the Transaction. Our opinion does not constitute a recommendation of the Transaction over any alternative transactions which may be available to DDII, and does not address DDII's underlying business decision to effect the Transaction. Finally, we are not opining as to the market value of the Consideration to be received by the Stockholders or the prices at which any of the securities of CEXP may trade upon and following the consummation of the Transaction.

          Based upon and subject to the foregoing, and upon such other matters as we consider relevant, it is our opinion as investment bankers that, as of the date hereof, the Consideration to be received by the Stockholders is fair from a financial point of view.

          It is understood and agreed that this opinion is provided for the use of the Board of Directors of DDII as one element in the Board's consideration of the Transaction, and may not be used for any other purpose, or otherwise referred to, relied upon or circulated, without our prior written consent. Without limiting the foregoing, this opinion does not constitute a recommendation to any Stockholder (or any other person) as to how such person should vote with respect to the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. This opinion may be reproduced in full in any proxy statement mailed to holders of Common Stock in connection with the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                    Sincerely,

                                    JEFFERIES & COMPANY, INC.

                                                                   APPENDIX III

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                    FOR THE FISCAL YEAR ENDED MARCH 1, 1997
                                      OR
    [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                     FOR THE TRANSITION PERIOD FROM   TO

                        COMMISSION FILE NUMBER 0-24642

                            CORPORATE EXPRESS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               COLORADO                              84-0978360
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)

          1 ENVIRONMENTAL WAY                           80021
         BROOMFIELD, COLORADO                        (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICES)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (303) 664-2000
       SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE
          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                   COMMON STOCK, PAR VALUE $.0002 PER SHARE
                               (TITLE OF CLASS)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

  The aggregate market value of the voting stock held by non-affiliates of the registrant at April 30, 1997 was $1,231,242,000.

  The number of shares outstanding of the registrant's Common Stock as of April 30, 1997 was 126,824,000.

                      DOCUMENTS INCORPORATED BY REFERENCE

  Portions of the following documents are incorporated by reference:

  Part III--The Registrant's definitive Proxy Statement for its 1997 Annual Meeting of Shareholders, to be filed not later than 120 days after the end of the fiscal year.

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-------------------------------------------------------------------------------

                            CORPORATE EXPRESS, INC.

                           ANNUAL REPORT ON FORM 10-K
                    FOR THE FISCAL YEAR ENDED MARCH 1, 1997

                               TABLE OF CONTENTS

  ITEM                                                                   PAGE
 NUMBER                                                                 NUMBER
 ------                                                                 ------
                                    PART I
   1    Business......................................................     1
   2    Properties....................................................     8
   3    Legal Proceedings.............................................     8
   4    Submission of Matters to a Vote of Security Holders...........     8
                                    PART II
   5    Market for Registrant's Common Equity and Related Stockholder
        Matters.......................................................     9
   6    Selected Consolidated Financial Data..........................    10
   7    Management's Discussion and Analysis of Financial Condition
        and Results of Operations.....................................    11
   8    Financial Statements and Supplementary Data...................    19
   9    Changes in and Disagreements with Accountants on Accounting
        and Financial Disclosure......................................    50
                                   PART III
  10    Directors and Executive Officers of the Registrant............    50
  11    Executive Compensation........................................    50
  12    Security Ownership of Certain Beneficial Owners and
        Management....................................................    50
  13    Certain Relationships and Related Transactions................    50
                                    PART IV
  14    Exhibits, Financial Statements, Schedules and Reports on Form
        8-K...........................................................    50
        Signatures....................................................    53

                                    PART I

ITEM 1. BUSINESS

OVERVIEW

  Corporate Express, Inc. ("Corporate Express" or the "Company") is a leading provider of non-production goods and services to large corporations. Since 1991, Corporate Express has expanded through acquisitions from a regional operation in Colorado to operations throughout the United States, Canada, the United Kingdom, Germany, France, Australia, and other markets. Corporate Express believes it has developed a substantially different model of non-store retailing, defining itself as a "Corporate Supplier" which provides a broad array of non-production goods and services to its customers while reducing overall procurement costs and providing a high level of customer service. The Company's current product and service offering includes office supplies, paper, computer and imaging supplies, computer desktop software, office furniture, janitorial and cleaning supplies, advertising specialties, forms management, printing, same-day local delivery services and distribution logistics management. Corporate Express markets to its existing and prospective customers through a direct sales force and fulfills its products and services utilizing over 700 locations including 80 distribution centers and a fleet of over 10,000 owned or contracted vehicles.

INDUSTRY OVERVIEW

  The Company's target customers are large corporations with over 100 employees. The Company believes that these large corporations increasingly seek to reduce the cost of procuring non-production goods and services while decreasing the time and effort spent managing functions that are not considered core competencies. To that end, corporations seek to reduce the number of their suppliers in order to eliminate the internal costs associated with multiple invoices, deliveries, complex ordering procedures, uneven service levels and inconsistent product availability. Many large corporations operate from multiple locations and can benefit from selecting suppliers who can service them nationally or internationally.

  In many non-production goods and services sectors, including office products and same-day local delivery, competition is often highly fragmented and consists primarily of smaller local or regional providers. The Company believes that the desire of large corporations to reduce costs by decreasing their number of suppliers to a small group of reliable and cost-effective national and international partners will continue to lead to the consolidation of many currently fragmented product and service sectors, as well as consolidation in sectors where the key differentiation will be the ability to fulfill a broad spectrum of customer requirements rather than an individual product or service.

THE CORPORATE SUPPLIER STRATEGY

  The Company's Corporate Supplier strategy is designed to reduce its customers' total costs and the internal effort necessary to manage the procurement of non-production goods and services. The Company believes that its target customers value a high level of service including account relationship managers, delivery services, customized pricing, electronic interfaces, customized reporting and product catalogs. Corporate Express seeks to supply a broad range of the non-production goods and services to large corporations. This broad product and service offering permits Corporate Express to reduce its customers' procurement costs associated with dealing with multiple vendors, including multiple invoices, deliveries, ordering procedures, uneven service levels, and inconsistent product availability, while servicing customers' broad geographical service and delivery requirements.

  Corporate Express also seeks to continually reduce its merchandise and operating costs which should permit it to offer its customers competitive prices. By purchasing most of its products directly from manufacturers in large volumes and limiting the number of manufacturers represented in its In-Stock Catalog and other specialty catalogs, Corporate Express is increasingly able to earn volume discounts and advertising allowances from its vendors. Corporate Express believes its computer systems represent a key strategic advantage which differentiates the Company from its competitors and permits it to achieve cost savings, provide superior customer service and centrally manage its operations. The Company expects to continue making substantial investments to upgrade and enhance the capabilities of its computer systems.

  A key element of Corporate Express' business strategy is to seek to provide superior customer service in addition to providing "one-stop shopping," reliable delivery, national account service, electronic customer interfacing, customized reporting and other customized services. Also, in order to better serve its multi-national customers and to take advantage of the fragmented nature of many international markets, Corporate Express has devoted substantial resources to expanding outside of the United States, principally through acquisitions.

PRODUCTS AND SERVICES

  Corporate Express provides a broad range of non-production goods and services used by large corporations. The Company's current product distribution offering includes office supplies, computer and imaging supplies, computer software, office furniture, promotional products and forms management and printing and its current service offering includes same-day local delivery, distribution logistics management and other services. Name-brands offered by the Company include such brands as 3M, Microsoft, and Hewlett-Packard, as well as the Company's own "EXP" private label. The approximate percentages of the Company's net sales by product and service category were as follows:

                                                                  FISCAL YEAR
                                                                 --------------
   CATEGORY                                                      1996 1995 1994
   --------                                                      ---- ---- ----
   Office, computer, and janitorial supplies; desktop software;
    promotional products; and furniture........................  76%  82%  81%
   Delivery services...........................................  24%  18%  19%

  Company Catalogs. Corporate Express' merchandising strategy is based primarily on the Company's proprietary, full-color In-Stock Catalog. This catalog provides a comprehensive selection and variety of the approximately 5,000 best-selling items in the core categories of office and computer supplies which Corporate Express regularly maintains in inventory in its regional warehouses for next-day delivery. This merchandising strategy differs from that of traditional contract stationers which typically provide their customers with wholesaler-produced catalogs and maintain only a small portion of inventory on hand. Corporate Express has introduced an In-Stock Catalog in all of its United States regions as well as Canada, Australia and the United Kingdom. Substantially all products featured in the In-Stock Catalog are purchased by Corporate Express directly from the manufacturer, or its agents at comparable prices, eliminating the intermediate wholesaler's mark-up. A broad selection of specialty computer and imaging supplies, computer software, furniture and other items are listed in various Company specialty catalogs.

  The number of items found in the In-Stock Catalog is comparable to that found in a typical office products superstore, although the merchandise mix differs substantially. Products are selected for the In-Stock Catalog utilizing computerized sales trend analyses which determine the best-selling items and needs of the large corporate customer. The In-Stock Catalog is updated annually to account for new sales trends, new product introductions and changes in manufacturers' list prices. The In-Stock Catalog includes a full-color photograph of each item, a narrative product description that emphasizes the particular benefits and features of each item and a bar code to permit electronic order entry. In addition to the In-Stock Catalog, Corporate Express produces supplementary specialty catalogs for complementary products and services, including additional computer and imaging products, office furniture, promotional products and advertising specialties. The Company also offers various electronic versions of the In- Stock Catalog complete with pictures and custom pricing.

  Computer Software. Corporate Express offers its customers microcomputer ("PC") software, and help desk, training, installation and evaluation support for IBM, IBM-compatible and Macintosh PC's, and for all major PC operating systems such as DOS, Windows, OS/2, Netware and UNIX. The Company's product offering includes major business programs for word processing, spreadsheets, electronic mail, suites/offices, databases, graphics, operating systems, utilities and languages.

  Services. The Company provides same day local delivery service including both prescheduled and on-demand delivery services and offers distribution logistics management based on the specific needs of each customer. The Company expanded its delivery operations with the acquisition of United TransNet, Inc. ("UT") in fiscal 1996.

DISTRIBUTION FACILITIES

  The Company's distribution network consists of 80 warehouses that maintain significant inventory for resale and 625 distribution breakpoints and satellite sales offices which extend the Company's geographic coverage. Corporate Express has eliminated and plans to continue to eliminate redundant facilities in the United States and abroad. In its office products business, the Company typically operates from a single regional warehouse which generally supports multiple distribution breakpoints and satellite sales offices in each of its regions. Items stocked in regional office products' warehouses generally consist of the most commonly ordered items for which customers demand next-day delivery through Company owned or contracted vehicles.

PROPRIETARY COMPUTER SOFTWARE APPLICATIONS

  Corporate Express continues to make substantial investments in the development and enhancement of its proprietary computer software applications. The Company continues to maintain a significant investment in information systems development and implementation staff as it executes its expansion plans and increases the scope of its product and service offerings in response to customer needs and new developments in technology.

  During 1996, Corporate Express continued the development of its "ISIS" computer software and on a limited basis implemented it for National Accounts. Key features of the ISIS system are the use of three-tier client/server architecture that allows customers and suppliers to better communicate with Corporate Express and the use of object oriented design techniques and a relational database designed to handle warehouse and management information applications. Through the implementation of these enhanced systems, Corporate Express plans to make its products and services available to a broader range of customers through its Corporate Supplier Business Model and to further customize customer services and account information while lowering the customer's overall procurement cost. In addition, the new systems are expected to allow Corporate Express to more effectively integrate acquisitions and streamline operations by providing greater electronic access to information between the Company, its customers and its suppliers. There can be no assurance that these objectives will be attained. Presently, substantially all United States office products regions are linked to Corporate Express' national accounts and financial systems. In addition, the delivery services segment is aggressively implementing the financial system and is expected to be completed by the end of the third fiscal quarter of 1997.

  The Company anticipates that ongoing enhancements and modifications to its computer systems will continue to be made in the future. Such modifications may cause disruptions in operations, delay the integration of acquisitions, or cost more to design, implement or operate than currently budgeted. Any such disruptions, delays or costs could have a material adverse effect on the Company's operations and financial performance.

CUSTOMER RELATIONSHIPS, SALES AND MARKETING

  Corporate Express has a broad customer base and believes that no single customer accounted for more than one percent of total sales during fiscal 1996. The Company relies primarily on commission-based sales forces dedicated to each of its major product and service categories thereby ensuring product and service knowledge among its principal customer contacts.

  Corporate Express establishes and maintains relationships with its customers by assigning an account manager to each customer account. The Company's account managers offer customers customized merchandising and purchasing programs tailored to the customers' needs. Corporate Express generally offers a discount from the manufacturers' suggested list prices on many products. Prices for some high volume items are often established by competitive bidding. Account managers have frequent contact with their customers and share responsibility for increasing account penetration and solving customer problems. Account managers are also responsible for marketing efforts directed at an explicit list of prospective customers assigned to them and for responding to all contract situations for existing or prospective customers. Corporate Express has not conducted significant mass market advertising.

  The Company markets its various services directly to individual customers by designing and offering a customized service package for that customer after determining its specific needs. A substantial portion of the Company's revenues from services is derived from customers who have entered into contracts with the Company.

  The Company's national accounts program focuses on the sale of a broad array of the Company's products and services to multi-location customers. The marketing of this program is coordinated by a national accounts sales team with dedicated information technology support.

INTERNATIONAL OPERATIONS

  The Company has operations in Canada, Australia, New Zealand, the United Kingdom, Germany, France and Italy and may enter additional international markets in the future. Over time, the Company has and will continue to implement appropriate aspects of the Corporate Supplier Business Model in its international operations, including creating in-stock catalogs, consolidating warehouses, upgrading information systems, acquiring companies offering complementary products and services while focusing on larger customers and developing national and international accounts. Portions of the Corporate supplier business model have been implemented in Canada, Australia and the United Kingdom.

  In 1995, Corporate Express acquired a controlling interest in Macquarie Office Limited ("Macquarie") a publicly-traded office products firm based in Sydney, Australia. Since the acquisition of this controlling interest, Macquarie, which is now named Corporate Express Australia, has become the largest supplier of office products to large Australian corporations, primarily through the acquisition of ten companies. The Company is currently integrating the catalog, operations and distribution facilities of these acquired companies. Corporate Express Australia also made three acquisitions in New Zealand in fiscal 1996. Due to a review of the consolidation of the Australian office products market by the Australian Competition and Consumer Commission, future acquisitions of office products suppliers in Australia, if any, may be subject to heightened regulatory scrutiny.

  In February 1995, the Company entered the Canadian market by acquiring two office product suppliers in Vancouver, British Columbia and Calgary, Alberta. Since then, the Company has acquired eight additional Canadian office products suppliers, extending its geographic coverage throughout Canada. In fiscal 1996, the Company also acquired two same-day local delivery companies in Canada. The Company plans to run its Canadian office products' operations as part of its North American distribution network, and is structuring its integration plans to that end. An in-stock catalog, modified to account for market differences in Canada, was introduced in the Canadian regions in April 1996.

  In fiscal 1995, Corporate Express entered the United Kingdom through the acquisition of a controlling interest in The Chisholm Group, an office products supplier in the London area. The Company purchased the remaining interest in The Chisholm Group in fiscal 1996. Corporate Express has acquired eight other U.K. office products suppliers, including seven in fiscal 1996, extending its geographic coverage throughout the United Kingdom.

  In fiscal 1996, the Company acquired five office products companies in Germany and two in Italy. The Company entered the French market with the acquisition of Nimsa S.A. ("Nimsa"), a computer software reseller, in October 1996.

  Expansion into international markets involves unique risks in addition to those risks relating to acquisitions in general. These risks include risks relating to implementing elements of the Company's corporate supplier business model as well as risks relating to currency exchange rates, new and different legal, tax, accounting and regulatory requirements, difficulties in staffing and managing foreign operations and other factors.

EXPANSION STRATEGY

  The Company historically has grown and intends to continue to grow in the future through a combination of acquisitions and internal growth. The Company plans to increase sales to existing customers by cross-selling its expanded product and service offering and developing existing customers into international, national or multi-regional accounts. The Company believes that its expanded product line and expanding geographic coverage enable it to offer its customers a broad array of non-production goods and services to address their desire to reduce the number of suppliers with which they interact. Corporate Express seeks to attract new customers, including national and international accounts, through the marketing efforts of its direct sales force. Further, the mergers with U.S. Delivery Systems, Inc. ("Delivery") and UT have expanded the Company's delivery capabilities and geographic coverage in the United States and Corporate Express intends to increase development of sales efforts in these new geographic areas. In addition, the Company may open additional satellite sales offices and distribution breakpoints to serve new accounts.

  The Company believes that its domestic and international network of centrally-managed warehouses, computer systems and direct sales force provide the infrastructure to supply corporate customers with a broad range of non-production goods and services. Since 1994, the Company has added, through acquisitions, the following major product and service categories: forms management, same-day local delivery services, distribution logistics management, computer and imaging supplies, desktop software, advertising specialties, and janitorial and cleaning supplies. The Company may add additional product categories either internally or through acquisitions in the future and may increase its presence in existing product and service categories through adding new customers, acquisitions or product line expansion.

  The additions by the Company of new products and services presents certain risks and uncertainties resulting from the Company's relative unfamiliarity with these new products and services, the market for such new products and services, and the financial and operating controls required to manage such new product and service offerings. There can be no assurance that the Company will be successful in marketing these or other additions to its product and service offering or that its existing customers will accept such additions to the products and services currently purchased from the Company.

STRUCTURE AND INTEGRATION OF ACQUISITIONS

  The Company has grown through numerous acquisitions of smaller United States office products and service companies and the Company expects that such acquisitions will continue to be an important contributor to the future growth of its operations. However, there can be no assurance that the Company will be able to continue to complete acquisitions at the same rate or of the type that it has in the past or that such acquisitions, if completed, will prove to be beneficial to the Company. Many of these acquisitions involve companies with annual sales of less than $30 million including companies in international markets such as Canada, Australia, the United Kingdom, New Zealand, Germany, France and Italy.

  Consideration for all acquisitions typically involves any or all of cash, promissory notes and, in certain cases, common stock. Acquisitions are made pursuant to acquisition agreements containing customary representations, warranties, covenants and indemnification provisions. The Company typically obtains noncompete and confidentiality agreements from selling owners and may enter into employment agreements with key personnel of the acquired company.

  The Company generally seeks to increase the sales, profitability and asset productivity of its acquisitions by combining them with the Company's existing operations, implementing the Company's business model and eliminating redundant facilities. Integration of acquisitions is often a complex process which may entail material nonrecurring expenditures, including facility closing costs, warehouse assimilation expenses, asset writedowns and severance payments.

  These expenditures have in the past had, and may continue to have, an adverse impact on the Company's results of operations. Integration of acquisitions generally involves the following elements:

    Elimination of Redundant Facilities and Services. In cases where acquired companies have facilities, systems and administrative functions in the Company's existing markets, these operations are eliminated or consolidated with Corporate Express' existing operations.

    Upgrading of Facilities. In addition to eliminating redundant facilities, Corporate Express has undertaken a program to upgrade certain of its existing facilities to enable these facilities to handle higher sales volumes resulting from its acquisition activity and internal growth. These upgrades include modernization of equipment and computer systems, phone systems and wide area network standardization and the reconfiguration of inventory within the warehouse. Corporate Express will also, where appropriate, develop new distribution facilities into which existing, outdated facilities will be combined. Planned expenditures for such upgrading and development are included in the Company's capital expenditure budget.

    Consolidation of Purchasing Power. As part of its integration of acquisitions, Corporate Express takes advantage of its volume purchasing power and seeks to negotiate better prices and terms from suppliers.

    Implementation of Proprietary Computer Software. Acquired companies are generally incorporated into the Company's proprietary computer software environment, including EDI, common master information files, national accounts software and customer ordering, inventory management software, etc. Certain elements of these implementations will be timed with respect to recent acquisitions to coincide with introduction of the Company's next generation of computer software. See "--Proprietary Computer Software Applications."

  The Company implements various aspects of the Corporate Express business model as is appropriate in various international acquisitions. The Company has typically retained existing management and information systems and may, depending on the circumstances, either accelerate or defer implementation of the In-Stock Catalog and modifications to the information systems. Similarly, with respect to the acquisition of companies which offer complementary products, the Company concentrates initially on marketing efforts to expand the customer base to include many of the Company's existing customers for other products while it enhances and expands its product and services offering.

  The Company anticipates that acquisitions will continue to constitute a component of growth in revenue and operating income. However, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to it and in a timely manner to the extent necessary to fulfill its expansion plans. The Company may require additional debt or equity financing for future acquisitions, which additional financing may not be available on favorable terms. The failure to complete acquisitions and/or continue its expansion could impact the Company's financial performance.

  As the Company proceeds with its acquisition strategy, it will continue to encounter certain risks associated with some acquisitions. There can be no assurance that the Company's management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increase in the size and scope of the Company's operations and acquisition activity. In addition, there can be no assurance that the Company will be able to successfully implement its business plan in a timely manner without substantial costs, delays or other problems. Various acquisitions may not achieve sales, profitability and asset productivity commensurate with Corporate Express' other operations or its expectations and the addition of new product or service offerings will frequently create risk and uncertainties with respect to the operation, control and management of acquired business units. In addition, consolidation, centralization and integration of widely dispersed businesses involve a number of special risks, including adverse short-term effects on Corporate Express' reported operating results, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, management of disparate financial and accounting reporting systems, the amortization of acquired intangible assets and risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

INDUSTRY AND GEOGRAPHIC SEGMENT DATA

  Information on the Company's industry and geographic segments is presented in Note 14 of the Notes to the Consolidated Financial Statements.

COMPETITION

  Corporate Express operates in a highly competitive environment. The Company's principal competitors in North America for office supplies and computer products include both regional and national contract stationers (including the contract stationer operations of office products superstores), large direct resellers, privately-held companies that generally operate in only one location, and distributors of business software for personal computers. In the delivery services sector the Company has numerous competitors, certain of which have service capabilities which are similar to the Company's and others which provide different types or levels of service.

  Each of the Company's major product and service categories are a part of fragmented industries which are currently experiencing a trend toward consolidation. Although the Company believes its pricing is competitive with its competitors, Corporate Express also seeks to differentiate itself from its competitors in each of its major product and service categories through its service offering. Certain of the Company's competitors have greater financial resources than Corporate Express. However, Corporate Express believes that its Corporate Supplier business model increases its differentiation from its competitors by offering through a single source a unique selection of products and services for the corporate office.

EMPLOYEES

  As of April 30, 1997, the Company had approximately 27,000 full-time employees, 4,700 of whom were employed primarily in management and administration, 15,800 in regional warehouse, delivery and distribution operations and 6,500 in sales and marketing, order processing and customer service. As of April 30, 1997, approximately 270, or 1%, of the Company's employees were members of labor unions.

ENVIRONMENTAL MATTERS

  The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, or (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Certain of the Company's subsidiaries operate printing facilities which may generate, or may have generated in the past, hazardous wastes, and the Company operates a fleet of vehicles, the maintenance or fueling of which may generate hazardous waste.

  The Company currently is not aware of any environmental conditions relating to present or past waste generation at or from these facilities, or any other of the Company's facilities or operations, that would be likely to have a material adverse effect on the financial condition or results of operations of the Company. However, there can be no assurance that environmental liabilities in the future will not have a material adverse effect on the financial condition or results of operations of the Company.

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

  Some of the information presented in this report constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results of the Company's operations will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, among others, uncertainties related to integrating recent acquisitions, uncertainties relating to operating the Company's new product and service offerings, uncertainties related to legislation with respect to independent contract drivers, uncertainties related to future domestic and international acquisitions, uncertainties related to the Company's systems and proprietary software, uncertainty of whether the Company's activities will continue to be successful, and uncertainties related to competition and to the demand for the products and services offered for sale by the Company.

ITEM 2. PROPERTIES

  As of April 30, 1997, Corporate Express owned approximately 42 facilities and leased approximately 664 facilities. Of these 706 total facilities, one is the Company's corporate headquarters in Broomfield, Colorado, 80 are product distribution centers, 625 are sales and service facilities. The Company's principal properties are as follows:

                                                                      SALES AND
                                                         DISTRIBUTION  SERVICE
                                                           CENTERS    FACILITIES
                                                         ------------ ----------
     United States......................................      43         578
     Australia..........................................      12         --
     New Zealand........................................       6         --
     Canada.............................................       6          19
     United Kingdom.....................................       7          17
     France.............................................       1         --
     Germany............................................       4          11
     Italy..............................................       1         --
                                                             ---         ---
       Total............................................      80         625
                                                             ===         ===

  The Company periodically evaluates the location and efficiency of its facilities to maximize customer satisfaction and increase economies of scale. The Company plans to eliminate redundant facilities such that it typically will operate product distribution from a single regional warehouse with satellite sales offices and distribution breakpoints in each of its regions. The Company may also close, consolidate or relocate regional warehouses, satellite sales offices and distribution breakpoints from time to time.

ITEM 3. LEGAL PROCEEDINGS

  The Company is involved in routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company. The Company maintains general liability and business interruption insurance coverage in amounts which it believes to be adequate.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  Not applicable

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  Since the Company's initial public offering of its Common Stock on September 23, 1994, the Company's Common Stock has traded on the Nasdaq National Market under the symbol "CEXP." The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices for the Common Stock, as reported by the Nasdaq National Market, and reflect the 50% share dividend distributed by the Company in January 1997:

                                                                    HIGH   LOW
                                                                   ------ ------
     Fiscal 1995
       First Quarter.............................................. $13.33 $10.22
       Second Quarter.............................................  17.17  12.67
       Third Quarter..............................................  19.92  13.33
       Fourth Quarter.............................................  21.09  15.42
     Fiscal 1996
       First Quarter..............................................  28.17  19.25
       Second Quarter.............................................  30.54  21.83
       Third Quarter..............................................  26.08  18.67
       Fourth Quarter.............................................  23.75  16.63

  As of May 1, 1997 the Company's Common Stock was held by 774 holders of record.

  The Company has never paid a dividend on its Common Stock. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other relevant factors. The Company's $350,000,000 revolving line of credit (the "Credit Facility") prohibits the distribution of dividends without the prior written consent of the lenders and the Indenture governing the 9 1/8% Senior Subordinated Notes due 2004 (the "Senior Notes") prohibits the Company from paying a dividend which would cause a default under such Indenture or which would cause the Company to fail to comply with certain financial covenants.

  During the fiscal quarter ended March 1, 1997, in connection with certain business acquisitions, the Company issued 3,762,978 shares of common stock to former shareholders of the acquired companies in exchange for such shareholders' shares of capital stock. All of the issuances of common stock by the Company during the quarter ended March 1, 1997 pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for fiscal 1996 (ending March 1, 1997), 1995 (ending March 2, 1996), and 1994 (ending February 25,
1995) have been derived from the Company's consolidated financial statements which have been audited by independent auditors. The selected consolidated financial data for fiscal 1993 and 1992 is derived from unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company.

                                                FISCAL YEAR
                          ------------------------------------------------------------
                             1996         1995         1994        1993       1992
                          -----------  -----------  -----------  ---------- ----------
                            (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
Statements of Operations
 Data:(1)
  Net sales.............  $ 3,196,056  $ 1,890,639  $ 1,145,151  $ 520,956  $ 420,030
  Cost of sales(2)......    2,417,746    1,417,366      855,361    402,142    323,922
  Merger related inven-
   tory provisions(3)...          --         5,952          --       1,146        --
                          -----------  -----------  -----------  ---------  ---------
    Gross profit........      778,310      467,321      289,790    117,668     96,108
Warehouse operating and
 selling expenses.......      562,879      342,581      219,213     97,054     76,056
Corporate general and
 administrative
 expenses...............       95,101       49,742       29,624     13,063     12,408
Merger and other nonre-
 curring charges(4).....       19,840       36,838          --       1,928      2,592
                          -----------  -----------  -----------  ---------  ---------
  Operating profit......      100,490       38,160       40,953      5,623      5,052
Interest expense, net...       26,949       17,968       16,915      5,014      4,972
Other income (expense)..          244        1,786          562       (104)      (993)
                          -----------  -----------  -----------  ---------  ---------
Income (loss) before in-
 come taxes.............       73,785       21,978       24,600        505       (913)
Income tax expense......       33,649       13,766        8,294      2,316      1,567
                          -----------  -----------  -----------  ---------  ---------
Income (loss) before mi-
 nority interest........       40,136        8,212       16,306     (1,811)    (2,480)
Minority interest
 (income)/expense.......       (1,860)       1,436           69        152        --
                          -----------  -----------  -----------  ---------  ---------
Income (loss) from con-
 tinuing operations.....       41,996        6,776       16,237     (1,963)    (2,480)
Loss from discontinued
 operations(5)..........          --         1,225          327        712      4,571
                          -----------  -----------  -----------  ---------  ---------
Income (loss) before ex-
 traordinary item.......       41,996        5,551       15,910     (2,675)    (7,051)
Extraordinary item(6)...          --           --           586     (1,169)       --
                          -----------  -----------  -----------  ---------  ---------
  Net income (loss).....  $    41,996  $     5,551  $    16,496  $  (3,844) $  (7,051)
                          ===========  ===========  ===========  =========  =========
Pro forma net income
 (loss)(7)..............  $    40,281  $     5,140  $    15,769  $  (5,124) $  (7,390)
                          ===========  ===========  ===========  =========  =========
Weighted average common
 shares outstanding.....      130,029      110,408       80,993     55,598
Pro forma net income
 (loss) per common
 share:(8)
  Continuing opera-
   tions................  $      0.31  $      0.06  $      0.19  $   (0.09)
  Discontinued opera-
   tions................          --         (0.01)       (0.01)     (0.01)
  Extraordinary item....          --           --          0.01      (0.02)
                          -----------  -----------  -----------  ---------
  Net income (loss).....  $      0.31  $      0.05  $      0.19  $   (0.12)
                          ===========  ===========  ===========  =========
Balance Sheet Data:(1)
  Working capital.......  $   393,653  $   253,693  $   166,421  $  96,880  $  50,771
  Total assets..........    1,843,977    1,023,365      645,309    446,189    160,510
  Long-term debt and
   capital lease
   obligations..........      633,250      163,399      188,340    177,523     52,375
  Shareholders' equity
   and redeemable
   preferred(9).........      693,607      521,776      259,325    116,363     39,584

--------
(1) The Hermann Marketing, Inc. ("HMI") acquisition (effective January 30,
    1997), the Sofco-Mead, Inc. ("Sofco") acquisition (effective January 24,
    1997), the UT acquisition (effective November 8, 1996), the Nimsa acquisition (effective October 31, 1996), the U.S. Delivery, Inc. ("Delivery") acquisition (effective

   March 1, 1996), the Richard Young Journal, Inc. ("Young") acquisition (effective February 27, 1996) and the acquisition of Lucas Bros., Inc. ("Lucas") (effective November 30, 1993) were accounted for as poolings of interests and, accordingly, the HMI, Sofco, UT, Nimsa, Delivery, Young and Lucas accounts and results are included for all applicable periods.
(2) Cost of sales includes occupancy and delivery expenses.
(3) Reflects the write-down to fair market value of certain inventory which the Company decided to eliminate from its product line.
(4) Merger and other nonrecurring charges relate primarily to the mergers with Sofco, HMI, Nimsa and UT in fiscal 1996, Delivery and Young in fiscal 1995 and Lucas in fiscal 1993 and include, among other things, costs to complete the acquisitions, merging and closing redundant facilities, personnel reductions and centralizing certain administrative functions.
(5) In fiscal 1995, Sofco adopted a plan to discontinue Sofco-Eastern, Inc; and in February 1993, Lucas adopted a plan to discontinue its retail operations.
(6) Reflects extraordinary loss related to a write-off of an unamortized discount on debt in fiscal 1993 and extraordinary gain related to the repurchase by the Company of $10 million principal amount of Notes in fiscal 1994.
(7) Pro forma net income reflects the additional taxes that would be incurred to treat a subchapter S acquisition as if the acquired company was a C corporation.
(8) Pro forma net income (loss) per common share is calculated by dividing pro forma net income (loss), after preferred stock dividend requirements of Young of $432,000 and $1,500,000 for fiscal 1994 and fiscal 1993, respectively.
(9) Redeemable preferred was converted to common stock in fiscal 1994.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Form 10-K.

  Some of the information presented in this Form 10-K constitutes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results of the Company's operations and acquisition activities and their effect on the Company's results of operations will not differ materially from its expectations. See Item 1.--"Business--Important Factors Regarding Forward Looking Statements."

GENERAL

  Corporate Express has grown primarily through a series of acquisitions including the acquisition of HMI on January 30, 1997, Sofco on January 24, 1997, UT on November 8, 1996, Nimsa on October 31, 1996, Delivery on March 1, 1996, and Young on February 27, 1996, all of which were accounted for as poolings of interest. Accordingly, the Consolidated Financial Statements have been restated to include the accounts and operations of Sofco, HMI, Nimsa, Delivery and Young for all periods prior to the mergers. The accompanying financial statements have been restated to include the operations of UT effective March 3, 1996 and Nimsa effective for fiscal 1995. Reference to fiscal 1996 refers to the year ended March 1, 1997 for Corporate Express and all pooled companies. Reference to fiscal 1995 refers to the year ended March 2, 1996 for Corporate Express, Delivery, Young, and Sofco, to the year ended December 31, 1995 for HMI, and to the year ended June 30, 1996 for Nimsa. Reference to the fiscal year 1994 and prior fiscal years refers to the February year end for Corporate Express, to the December 31 year end for Delivery and HMI, to the May 31 year end for Sofco, to the June 30 year end for Nimsa, and to the September 30 year end for Young.

  During the third and fourth quarters of fiscal 1996, the Company recorded net expense of $12,366,000 and $7,474,000 primarily related to the mergers with Nimsa and UT in the third fiscal quarter and Sofco and HMI in the fourth fiscal quarter, respectively. These merger and other nonrecurring charges primarily consisted of transaction costs, severance, facility closure costs and asset writedowns.

  The Company continues to significantly increase the scope of its operations throughout the United States, Canada, the United Kingdom, and Australia, and has entered new markets with acquisitions in New Zealand, Germany, France and Italy. Corporate Express expanded the delivery service segment through the acquisition of UT and other delivery companies. Substantial emphasis will be placed in fiscal 1997 on improving operations while implementing the Corporate Express business model in the most recently acquired operations and on pursuing additional acquisition opportunities. These anticipated acquisitions, if they occur, will result in increased accounts receivable, inventory, accounts payable and other account balances, as well as increased warehouse closing costs in future periods. Implementation of the Company's expansion and acquisition strategy, both domestically and internationally, involves significant risks and uncertainties. See Item 1.--"Business--International Operations"; "Expansion Strategy"; "Structure and Integration of Acquisitions."

  In addition to acquisitions, Corporate Express will place substantial emphasis on internal growth through implementation of the Corporate Express business model, including increased sales of the Company's various product lines to existing customers. The Company also plans to increase sales to existing customers by cross-selling its expanded product and service offering and developing existing customers into international, national or multi-regional accounts.

  International markets historically have higher gross profit margins and higher operating costs than the Company experiences domestically. Certain complementary products now offered by the Company, such as computer software, have lower gross profit margins and lower operating costs than the products traditionally sold by the Company. In addition, the acquisition of companies with break-even or marginal operating results may impact the operating margins and profitability of the Company.

RESULTS OF OPERATIONS

  The following table sets forth the percentages which the items in the Company's consolidated statements of operations bear to net sales for the periods indicated:

                                                               FISCAL YEAR
                                                            -------------------
                                                            1996   1995   1994
                                                            -----  -----  -----
   Statements of Operations Data:
     Net sales............................................. 100.0% 100.0% 100.0%
     Cost of sales.........................................  75.6   75.0   74.7
     Merger related inventory provisions...................   --     0.3    --
                                                            -----  -----  -----
       Gross profit........................................  24.4   24.7   25.3
     Warehouse operating and selling expenses..............  17.6   18.1   19.1
     Corporate general and administrative expenses.........   3.0    2.6    2.6
     Merger and other nonrecurring charges.................   0.6    1.9    --
                                                            -----  -----  -----
       Operating profit....................................   3.2    2.1    3.6
     Interest expense, net.................................   0.8    1.0    1.5
     Other income..........................................   0.0    0.1    0.0
                                                            -----  -----  -----
       Income before income taxes..........................   2.4    1.2    2.1
     Income tax expense....................................   1.1    0.7    0.7
                                                            -----  -----  -----
       Income before minority interest.....................   1.3    0.5    1.4
     Minority interest (income) expense....................  (0.0)   0.1    0.0
                                                            -----  -----  -----
       Income from continuing operations...................   1.3    0.4    1.4
     Loss from discontinued operations.....................   --     0.1    0.0
                                                            -----  -----  -----
     Income before extraordinary item......................   1.3    0.3    1.4
     Extraordinary gain....................................   --     --     0.0
                                                            -----  -----  -----
       Net income..........................................   1.3%   0.3%   1.4%
                                                            =====  =====  =====
       Pro forma net income................................   1.3%   0.3%   1.4%
                                                            =====  =====  =====

FISCAL YEARS 1996 AND 1995

  Net Sales. Consolidated net sales increased 69.0% to $3,196,056,000 in fiscal 1996 from $1,890,639,000 in fiscal 1995. Net sales for the Company's product distribution segment increased 57.4% to $2,436,296,000 in fiscal 1996 from $1,548,175,000 in fiscal 1995 while net sales for its service segment increased 121.9% to $759,760,000 from $342,464,000 in the same periods. These increases were primarily attributable to 100 acquisitions in fiscal 1996 of which 77 were product based companies (48 domestic and 29 international) and 23 were service based companies (21 domestic and two international) and the merger with UT, which was accounted for as a pooling of interests with the result of operations included from March 3, 1996 (prior year results were immaterial). Also contributing to the sales increase was strong internal growth reflecting increased market penetration in products distribution. HMI, Nimsa and Sofco were accounted for as material poolings of interest and their results of operations were included for all applicable periods.

  International operations accounted for 17.7% of total sales or $565,126,000 in fiscal 1996 and 12.6% of total sales or $238,201,000 in fiscal 1995. The Company expanded its international operations in fiscal 1996 to include operations in New Zealand, Germany, France, and Italy.

  Gross Profit. Cost of sales includes merchandise, occupancy and delivery costs. Consolidated gross profit as a percentage of sales was 24.4% for fiscal 1996 compared to 24.7% for fiscal 1995. Included in cost of sales in fiscal 1995 is a merger related inventory provision of $5,952,000, representing 0.3% of sales. In fiscal 1995, the Company made the decision to expand to new product categories, while discontinuing certain low-end products, to standardize core product lines and to eliminate certain inventory historically maintained for specific customers and wrote certain inventory down to its fair market value. Impacting the declining gross profit percentage in fiscal 1996 was the addition of a desktop software line of products which has substantially lower gross profit margins, and decreased gross margins in the delivery business.

  The gross profit percentage of sales for the product distribution segment was 24.0% in fiscal 1996 and 23.8% in fiscal 1995 (excluding the merger related inventory provision). The increase reflects gross margin improvement in all of the domestic office product distribution operations which was partially offset by lower margin sales from an acquired desktop software distributor. The improvement in domestic office product distribution gross profit is due, in part, to the expanded usage of the Company's In-Stock Catalog resulting in fewer wholesaler purchases and increased vendor rebates. The gross profit percentage in the service segment was 25.5% in fiscal 1996 compared to 30.8% in fiscal 1995. The decrease in the gross profit percentage in the service segment is primarily attributable to the acquisition of UT which had lower gross profit margins than other delivery services operations.

  Warehouse Operating and Selling Expenses. Warehouse operating and selling expenses primarily include labor and administrative costs associated with operating regional warehouses and sales offices, selling expenses and commissions related to the Company's direct sales force, and warehouse assimilation costs. Warehouse operating and selling expenses decreased as a percentage of sales to 17.6% in fiscal 1996 from 18.1% in fiscal 1995. This decrease is primarily attributable to the Company's efforts to leverage and streamline its operations and to the software distribution operation and UT, both of which have lower operating expenses as a percentage of sales.

  Corporate General and Administrative Expenses. Corporate general and administrative expenses include both the central expenses incurred to provide corporate oversight and support for regional operations, and goodwill amortization. Corporate general and administrative expenses increased to $95,101,000 in fiscal 1996 from $49,742,000 in fiscal 1995, reflecting the Company's expanded operations. As a percentage of net sales, corporate general and administrative expenses increased to 3.0% in fiscal 1996 from 2.6% in fiscal 1995. This increase reflects increased goodwill amortization resulting from purchase acquisitions in fiscal 1995 and fiscal 1996 and costs associated with developing a larger corporate staff to support acquisition efforts and expanded operations, including an expanded information system staff.

  Merger and Other Nonrecurring Charges. During fiscal 1996, the Company recorded $19,840,000 in net merger and other non-recurring charges primarily in conjunction with the acquisitions of Nimsa, UT, Sofco and

HMI. Of the total charge, a net $12,366,000 was recorded in the third quarter and $7,474,000 was recorded in the fourth quarter of fiscal 1996. The third quarter charge is comprised of $19,937,000 in merger and other nonrecurring charges primarily in conjunction with the acquisitions of UT and Nimsa, offset by $7,571,000 in adjustments to the merger and other nonrecurring charge established in the fourth quarter of fiscal 1995, largely caused by changes in delivery consolidation plans due to the acquisition of UT. The third quarter charge includes the planned closure of 115 facilities and reduction of approximately 485 employees. The fourth quarter charge primarily reflects the actual costs of completing the acquisitions of Sofco and HMI. (See Note 3 to the Consolidated Financial Statements).

  Operating Profit. Consolidated operating profit was $100,490,000, or 3.2% of net sales, in fiscal 1996, compared to operating profit of $38,160,000, or 2.1% of net sales, in fiscal 1995. Before merger related and other nonrecurring charges, operating profit increased 48.6% to $120,330,000 in fiscal 1996 from $80,950,000 in fiscal 1995, reflecting increased acquisitions, internal growth, and improved operating efficiencies. Before merger related and other nonrecurring charges, operating profit for the product distribution segment increased 52.1% to $88,802,000, or 3.6% of net sales, in fiscal 1996 from fiscal 1995 operating profit of $58,394,000 or 3.8% of net sales. Operating profit before nonrecurring charges for the service segment increased 39.8% to $31,528,000, or 4.1% of net sales, in fiscal 1996 from $22,556,000, or 6.6% of net sales, in fiscal 1995. The decrease in operating profit for the service segment as a percentage of sales reflects the results of UT which had lower operating margins, poor performance at several delivery locations and expenses related to consolidation projects. Operating profit before nonrecurring charges for international operations decreased to 1.1% of net international sales in fiscal 1996 from 3.9% of net international sales in fiscal 1995 reflecting operating losses in Australia related to warehouse consolidation projects and expansion to new European markets, partially offset by increased operating profits in Canada. International operating profit before nonrecurring charges accounted for 6.8% of total office products operating profit in fiscal 1996 and 15.8% of total office products operating profit in fiscal 1995.

  Interest Expense. Net interest expense of $26,949,000 in fiscal 1996 increased from $17,968,000 in fiscal 1995. This increase reflects increased borrowings under the Senior Credit Facility and the sale of $325,000,000 aggregate principal amount of the Company's 4 1/2% Convertible Notes due July 1, 2000 (the "Convertible Notes"). The proceeds from the sale of the Notes were used to fund acquisitions and provide the additional working capital required as a result of increased business and general corporate purposes. See "Liquidity and Capital Resources."

  Minority Interest. Minority interest income of $1,860,000 in fiscal 1996 compares to an expense of $1,436,000 in fiscal 1995, reflecting a 47.6% minority interest in the operating losses at Corporate Express Australia partially offset by a 49.0% minority interest in operating profits in Corporate Express United Kingdom through November 1996. The Company acquired a majority ownership interest in Corporate Express Australia in May 1995 and a majority ownership interest in Corporate Express United Kingdom in December 1995. In November 1996, the Company acquired the remaining 49.0% ownership interest in Corporate Express United Kingdom.

  Net Income. Net income of $41,996,000 in fiscal 1996 compares to net income of $5,551,000 in fiscal 1995. This increase reflects the increased profits from the Company's more mature operations, the lower merger and other nonrecurring charges recorded in fiscal 1996 and the purchase acquisitions. The Company experienced an effective tax rate of 45.6% in fiscal 1996 compared to 62.6% in fiscal 1995. The fiscal 1995 tax rate reflects certain non-deductible merger costs, the utilization of certain net operating losses ("NOLs"), and certain non-deductible goodwill. The fiscal 1996 tax rate reflects certain non-deductible merger costs and certain non-deductible goodwill. The valuation allowance remaining in fiscal 1996 reflects net operating losses subject to restriction on realization and certain loss carryforwards of foreign subsidiaries acquired in fiscal 1996. The principal reason the 1995 effective tax rate exceeds the 1996 rate is the higher level of non-deductible merger costs in fiscal 1995.

  Other. The net accounts receivable balance at March 1, 1997 of $494,199,000 increased $173,716,000 from $320,483,000 at March 2, 1996 primarily as a result of acquired receivables and internal sales growth in existing regions. The allowance for doubtful accounts as a percentage of consolidated accounts receivable was 2.6% and 2.1% at the end of fiscal 1996 and fiscal 1995, respectively. The Company's historical bad debt write-offs have been very low due to the high credit quality of its customers, resulting from the Company's focus on large corporations, and the fact that, in certain acquisitions, the seller guarantees acquired receivables.

  The inventory amount at March 1, 1997 of $187,558,000 increased $58,755,000 from $128,803,000 at March 2, 1996 primarily as a result of acquired inventories and inventory growth to support increased sales.

  Goodwill at March 1, 1997 of $671,967,000 increased $338,806,000 from $333,161,000 reflecting additions from acquisitions of $357,125,000 offset by current year amortization of $15,907,000 and reversals of $2,412,000.

  The accounts payable trade balance at March 1, 1997 of $292,041,000 increased $114,746,000 from $177,295,000 at March 2, 1996 primarily as a result of acquired trade payables.

  Accrued purchase costs at March 1, 1997 of $12,888,000 increased by $9,839,000 from the March 2, 1996 balance of $3,049,000. This increase reflects acquisition additions of $21,429,000, payments of $9,178,000, and reversals of $2,412,000 against goodwill. Of the remaining balance, $9,233,000 represents the current estimate for costs to be incurred in conjunction with consolidation projects in the international operations.

FISCAL YEARS 1995 AND 1994

  Net Sales. Net sales increased 65.1% to $1,890,639,000 in fiscal 1995 from $1,145,151,000 in fiscal 1994. Net sales in the product distribution segment increased 67.4% to $1,548,175,000 in fiscal 1995 from $924,886,000 in fiscal
1994, while the service segment increased 55.5% to $342,464,000 from $220,265,000 in the same periods. These increases were primarily attributable to 51 acquisitions, of which 28 were product based companies (17 domestic and 11 international), seven were repurchases of computer product franchises by Young, and 16 were service based companies principally in the delivery services business (all domestic). Also contributing to the sales increase was the inclusion of the results of operations of acquisitions accounted for as purchases during fiscal 1995 and internal growth.

  Gross Profit. Consolidated gross profit as a percentage of sales was 24.7% for fiscal 1995 compared to 25.3% for fiscal 1994. Included in cost of sales for fiscal 1995 is a merger related inventory provision of $5,952,000. The gross profit percentage, excluding the merger related inventory provision was 25.0% in fiscal 1995. The gross profit percentage in product distribution, excluding the merger related inventory provision was 23.8% in fiscal 1995 compared to 23.9% in fiscal 1994 and services segment gross profit percentage was 30.8% in fiscal 1995 compared to 31.3% in fiscal 1994. Decreases in services are primarily attributable to increased delivery costs resulting from unusually severe weather in the Northeast.

  Warehouse Operating and Selling Expenses. Warehouse operating and selling expenses decreased as a percentage of sales to 18.1% in fiscal 1995 from 19.1% in fiscal 1994. This decrease reflects cost savings as a result of the implementation of the Corporate Express business model at certain regional warehouses, which includes centralizing certain administrative functions. Also contributing to this decrease is a reduction of approximately $3,100,000 in Delivery compensation expense which was eliminated in fiscal 1995 pursuant to agreements made in connection with companies acquired in poolings of interest acquisitions.

  Corporate General and Administrative Expenses. As a percentage of net sales, corporate general and administrative expenses were 2.6% in both fiscal 1995 and fiscal 1994. Expenses increased to $49,742,000 in fiscal 1995 from $29,624,000 in fiscal 1994, reflecting the Company's expanded operations.

  Merger and Other Nonrecurring Charges. During the fourth quarter of fiscal 1995, the Company recorded $36,838,000 in merger and other nonrecurring charges (in addition to $5,952,000 in merger related inventory provisions) primarily in conjunction with the acquisitions of Delivery and Young. The charges include the actual costs of completing the acquisitions and additional costs associated with a plan to integrate the combined companies' operations. The major activities associated with the plan include merging various Delivery and Young facilities into Company locations, closing duplicate facilities and centralizing certain administrative functions. These merger and other nonrecurring charges include merger transaction related costs of $13,273,000; severance and employee termination costs of $7,457,000 (representing approximately 760 employees); facility closure and consolidation costs of $9,693,000; and other asset write-downs and costs of $6,415,000. Of the $36,838,000 charges, $7,724,000 are non-cash charges.

  Operating Profit. Operating profit of $38,160,000 in fiscal 1995 compares to operating profit of $40,953,000 in fiscal 1994. Operating profit before nonrecurring charges for product distribution increased to $58,394,000 in fiscal 1995 from $29,811,000 in fiscal 1994. This increase reflects the contribution of acquired companies and increased regional operating profits at the Company's other regional operations. Operating profit before nonrecurring charges for services increased to $22,556,000, or 6.6% of net sales, in fiscal 1995 from $11,142,000, or 5.1% of net sales, in fiscal 1994.

  Interest Expense. Net interest expense increased to $17,968,000 in fiscal 1995 from $16,915,000 in fiscal 1994. Increases due to the elimination of the 0.5% per annum additional illiquidity payment of the Senior Notes effective upon completion of a registered exchange offer in March 1995 and principal reductions on the line of credit using funds from the public offerings of Common Stock completed in March 1995 and September 1995 were offset by higher levels of Delivery, Young and HMI debt outstanding as a result of their increased borrowings to fund acquisitions and to provide the additional working capital required as a result of increased business. On February 27, 1996, the Company borrowed on its line of credit and repaid in full, as required under its terms, the Young revolving line of credit balance of $10,809,000 which bore interest at prime plus 1.25%, the Young subordinated debt of $11,930,000 which bore interest at 17.5% and debt payable to the selling shareholders of $10,834,000 which bore interest at 9.75%. The Delivery bank credit facility became due as of the acquisition date due to a change of control provision. This facility was amended to expire on May 31, 1996 to provide time for the Company to renegotiate its primary bank revolver, which has been completed and the Delivery credit facility has been repaid. See "Liquidity and Capital Resources."

  Extraordinary Item. The extraordinary gain of $586,000, net of tax, in the second quarter of fiscal 1994 related to the repurchase of $10,000,000 principal amount of Senior Notes.

  Net Income. Net income of $5,551,000 in fiscal 1995 decreased compared to a net income of $16,496,000 in fiscal 1994. This decrease reflects the merger and other nonrecurring charges recorded in fiscal 1995 offset by contributions from purchase acquisitions and increased profits from the Company's more mature operations. The pre-tax profitability is reduced by an increase in the effective tax rate to 62.6% in fiscal 1995 from 33.7% in fiscal 1994. The fiscal 1995 tax rate reflects certain non-deductible merger costs, international tax rates, the utilization of certain NOLs, and certain non-deductible goodwill. The fiscal 1994 tax rate included the utilization of certain NOLs and certain non-deductible goodwill. The principal reason the 1995 effective tax rate exceeds the 1994 effective tax rate is the non-deductibility of certain merger costs. The fiscal 1994 period included in net income an extraordinary gain of $586,000, net of tax, related to the repurchase of $10,000,000 principal amount of Notes.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has financed its operations through internally generated funds and borrowings from commercial banks and has financed its acquisitions through the use of such funds and the issuance of equity and debt securities.

  The Company's revolving credit facility (the "Senior Credit Facility") was amended and restated on November 26, 1996 to increase the borrowing capacity from $90,000,000 to $350,000,000, extend the facility termination date to March 31, 2000, lower the cost of its borrowings to LIBOR plus .50%, unsecure the assets of the Company (the previous facility was secured by substantially all of the assets, including accounts receivable and inventory of the Company and its United States subsidiaries), and to make certain other changes. The Senior

Credit Facility was previously amended on May 10, 1996 to increase the Company's borrowing capacity from $90,000,000 to $250,000,000, subject to borrowing base and other restrictions and to lower the cost of its borrowings to LIBOR plus 1.25%. On May 31, 1996, the Company borrowed on its Senior Credit Facility and repaid in full the $33,270,000 outstanding revolving credit facility previously established by Delivery. On June 24, 1996, the outstanding amounts under the Senior Credit Facility were paid in full from funds generated from the issuance of the Convertible Notes. Upon this repayment, the borrowing capacity of the Senior Credit Facility was reduced from the amended capacity of $250,000,000 to $90,000,000, subject to borrowing base and other restrictions. As of May 2, 1997, the Company had $145,000,000 outstanding under the Senior Credit Facility and an unused borrowing capacity of $205,000,000.

  On June 24, 1996, the Company issued $325,000,000 aggregate principal amount of Convertible Notes. The notes are convertible into the Company's common stock at a conversion price of $33.33 per share, subject to adjustments under certain conditions. A portion of the proceeds from the sale of the Convertible Notes was used to repay the Company's Senior Credit Facility and an acquisition note payable with the remaining proceeds being used to fund acquisitions and for other general corporate purposes.

  During fiscal 1996, the Company acquired, for a net cash purchase price of $241,846,000 and 5,542,000 shares of common stock, 77 office products distributors and 23 service companies. Of these 100 acquisitions, 86 were accounted for as purchases and 14 were accounted for as immaterial poolings of interest. In addition, the Company acquired UT, which was accounted for as a pooling of interests with financial results included from March 3, 1996 for 6,332,000 shares of common stock. Total liabilities assumed in connection with these acquisitions were $282,777,000 (including accounts payable and assumed debt). In addition, the Company made payments of approximately $13,984,000 related to prior acquisitions. Included in the net cash purchase price of $241,846,000 is the purchase of ASAP, a computer software distribution company, in May 1996 for approximately $98,000,000 in cash offset by cash acquired of approximately $14,000,000.

  The Company had capital expenditures of $119,639,000 in fiscal 1996 which included $30,905,000 of capitalized software, $29,075,000 for the new corporate headquarters facility in Broomfield, Colorado, and $10,804,000 for the new warehouse facility in Miami, Florida.

  Cash and cash equivalents increased by $24,686,000 in fiscal 1996. This increase reflects proceeds of $325,000,000 from issuance of the convertible debt, net borrowings on lines of credit of $104,382,000 and cash from operations of $25,753,000, offset by capital expenditures of $119,639,000, payments for acquisitions of $255,830,000, repayment of debt of $64,893,000 and net other additions of $9,913,000. Net cash provided by operating activities of $25,753,000 reflects cash generated by net income plus non-cash expenses, primarily depreciation and amortization, offset by an increase in accounts receivable, inventories, and accrued liabilities reflecting increased sales. The repayment of debt is primarily debt of acquired operations.

  The Company expects net capital expenditures for fiscal 1997 of approximately $95,000,000 comprised of approximately $64,000,000 to be used for upgrading and enhancing its information systems, approximately $40,000,000 for warehouse reconfiguration and equipment, approximately $13,000,000 to be used for acquisition related initial capital costs, and approximately $3,000,000 for transportation and telecommunications equipment offset by anticipated sales and lease backs or mortgages on a number of its facilities of approximately $25,000,000. Actual capital expenditures for fiscal 1997 may be greater or less than budgeted amounts.

  During fiscal 1995, the Company purchased 45 companies for a net cash purchase price of $96,971,000 and newly issued securities representing a 52.5% interest in Corporate Express Australia for a net cash outlay of $98,000 ($16,785,000 purchase price less cash acquired of $16,687,000). The Company also repurchased seven computer product franchises for $21,187,000. Total liabilities assumed in connection with these acquisitions were $118,447,000 (including accounts payable and assumed debt). In addition, the Company made payments of approximately $6,044,000 related to acquisitions completed in fiscal 1994. During fiscal 1995, the Company sold its high-end furniture business for $4,362,000, which was acquired as part of the acquisition of Joyce International, Inc.'s office products division ("Joyce"). The sale was contemplated at the time of the Joyce acquisition and was reflected in the financial statements accordingly.

  Cash and cash equivalents increased by $14,314,000 in fiscal 1995. This increase reflects net proceeds from the sale of common stock of $449,288,000 (primarily from the March and September 1995 public offerings) offset by the purchase of common stock held by OfficeMax, Inc. for $195,831,000, net payments on the line of credit of $18,871,000, payments for capital expenditures during fiscal 1995 of $53,124,000, cash paid for acquisitions of $124,300,000, cash used for operations and repayment of debt of $99,838,000 and net other additions of $56,990,000. Net cash used for operating activities of $16,433,000 reflects cash generated by net income plus non-cash expenses offset by an increased investment in accounts receivable and inventories reflecting increased sales and the introduction of the In-Stock Catalog into acquired operations. The repayment of debt includes the repayment of debt of acquired companies.

  The Company believes the borrowing capacity under the credit facility, together with proceeds from future debt and/or equity activity, coupled with its cash on hand, capital resources and cash flows, will be sufficient to fund its ongoing operations, anticipated capital expenditures and acquisition activity for the next twelve months. However actual capital needs may change, particularly in connection with acquisitions which the Company may make in the future.

INFLATION

  Certain of the Company's product offerings, particularly paper products, have been and are expected to continue to be subject to significant price fluctuations due to inflationary and other market conditions. The Company generally is able to pass such increased costs on to its customers through price increases, although it may not be able to adjust its prices immediately. Significant increases in paper, fuel and other costs in the future could materially affect the Company's profitability if these costs cannot be passed on to customers. In general, the Company does not believe that inflation has had a material effect on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

SEASONALITY AND QUARTERLY RESULTS

  The Company's product distribution business is subject to seasonal influences. In particular, net sales and profits in the United States and Canada are typically lower in the three months ended August 31 due to lower levels of business activity during the summer months. Because cost of sales includes delivery and occupancy expenses, gross profit as a percentage of net sales may be impacted by seasonal fluctuations in net sales, more costly delivery costs during inclement weather, and the acquisition of less efficient operations. Quarterly results may be materially affected by the timing of acquisitions and the timing and magnitude of acquisition assimilation costs. Therefore, the operating results for any three month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

  Revenues and profit margins from the Company's local delivery services are subject to seasonal variations. Prolonged inclement weather can have an adverse impact on the Company's business to the extent that transportation and distribution channels are disrupted.

ACCOUNTING STANDARDS

  In the fourth quarter of fiscal 1997, the Company will adopt SFAS No. 128, "Earnings per Share." This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, "Earnings per Share" and makes them comparable to international EPS standards. Had SFAS No. 128 been effective during fiscal 1996, 1995 and 1994, (i) "Basic earnings per share" under SFAS No. 128 would have been $0.33, $0.05 and $0.22, respectively, and
(ii) "Dilutive earnings per share" under SFAS No. 128 would have been $0.31, $0.05 and $0.19, respectively.

  The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" during fiscal 1996 (See Note 11 to the consolidated financial statements).

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders ofCorporate Express, Inc.:

  We have audited the accompanying consolidated financial statements and the consolidated financial statement schedule of Corporate Express, Inc. as of March 1, 1997 and March 2, 1996 and for the years ended March 1, 1997, March 2, 1996 and February 25, 1995 listed in the index in Item 14. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporate Express, Inc. as of March 1, 1997 and March 2, 1996 and the consolidated results of their operations and their cash flows for the years ended March 1, 1997, March 2, 1996, and February 25, 1995, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

Coopers & Lybrand L.L.P.

Denver, Colorado
April 18, 1997

                            CORPORATE EXPRESS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         MARCH 1,    MARCH 2,
                                                           1997        1996
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $   54,499  $   29,813
  Trade accounts receivable, net of allowance of
   $13,004 and $6,964, respectively....................    494,199     320,483
  Notes and other receivables..........................     55,530      30,046
  Inventories..........................................    187,558     128,803
  Deferred income taxes................................     29,076      18,470
  Other current assets.................................     28,548      27,357
                                                        ----------  ----------
    Total current assets...............................    849,410     554,972
Property and equipment:
  Land.................................................     14,105       8,715
  Buildings and leasehold improvements.................    106,824      38,663
  Furniture and equipment..............................    249,693     130,497
                                                        ----------  ----------
                                                           370,622     177,875
  Less accumulated depreciation........................   (106,891)    (60,744)
                                                        ----------  ----------
                                                           263,731     117,131
Goodwill, net of accumulated amortization of $36,471
 and $16,292, respectively.............................    671,967     333,161
Other assets, net......................................     58,869      18,101
                                                        ----------  ----------
    Total assets....................................... $1,843,977  $1,023,365
                                                        ==========  ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                                 (IN THOUSANDS)

                                                          MARCH 1,    MARCH 2,
                                                            1997        1996
                                                         ----------  ----------
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable--trade............................... $  292,041  $  177,295
  Accounts payable--acquisitions........................      5,078       2,063
  Accrued payroll and benefits..........................     45,512      26,648
  Accrued purchase costs................................     12,888       3,049
  Accrued merger and related costs......................     18,484      24,880
  Other accrued liabilities.............................     52,012      42,955
  Current portion of long-term debt and capital leases..     29,742      24,389
                                                         ----------  ----------
    Total current liabilities...........................    455,757     301,279
Capital lease obligations...............................     11,545       9,568
Long-term debt..........................................    621,705     153,831
Deferred income taxes...................................     26,819       7,374
Minority interest in subsidiaries.......................     22,015      24,843
Other non-current liabilities...........................     12,529       4,694
                                                         ----------  ----------
    Total liabilities...................................  1,150,370     501,589
Commitments and contingencies (Note 8)
Shareholders' equity:
  Preferred stock, $.0001 par value, 25,000,000 shares
   authorized, none issued or outstanding...............        --          --
  Common stock, $.0002 par value, 300,000,000 shares
   authorized, 126,171,467 and 111,954,350 shares issued
   and outstanding, respectively........................         25          22
  Common stock, non-voting, $.0002 par value, 3,000,000
   shares authorized, none issued or outstanding........        --          --
  Additional paid-in capital............................    646,536     513,358
  Retained earnings.....................................     48,222       8,200
  Foreign currency translation adjustments..............     (1,176)        196
                                                         ----------  ----------
    Total shareholders' equity..........................    693,607     521,776
                                                         ----------  ----------
      Total liabilities and shareholders' equity........ $1,843,977  $1,023,365
                                                         ==========  ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEARS ENDED
                                          ------------------------------------
                                           MARCH 1,    MARCH 2,   FEBRUARY 25,
                                             1997        1996         1995
                                          ----------  ----------  ------------
Net sales................................ $3,196,056  $1,890,639   $1,145,151
Cost of sales............................  2,417,746   1,417,366      855,361
Merger related inventory provisions......        --        5,952          --
                                          ----------  ----------   ----------
  Gross profit...........................    778,310     467,321      289,790
Warehouse operating and selling
 expenses................................    562,879     342,581      219,213
Corporate general and administrative
 expenses................................     95,101      49,742       29,624
Merger and other nonrecurring charges....     19,840      36,838          --
                                          ----------  ----------   ----------
  Operating profit.......................    100,490      38,160       40,953
Interest expense, net....................     26,949      17,968       16,915
Other income.............................        244       1,786          562
                                          ----------  ----------   ----------
  Income before income taxes.............     73,785      21,978       24,600
Income tax expense.......................     33,649      13,766        8,294
                                          ----------  ----------   ----------
  Income before minority interest........     40,136       8,212       16,306
Minority interest (income) expense.......     (1,860)      1,436           69
                                          ----------  ----------   ----------
  Income from continuing operations......     41,996       6,776       16,237
Discontinued operations:
  Loss from discontinued operations......        --          --           327
  Loss on disposals......................        --        1,225          --
                                          ----------  ----------   ----------
  Income before extraordinary item.......     41,996       5,551       15,910
Extraordinary item:
  Gain on early extinguishment of debt...        --          --           586
  Net income............................. $   41,996  $    5,551   $   16,496
                                          ==========  ==========   ==========
Pro forma net income (Note 13)........... $   40,281  $    5,140   $   15,769
                                          ==========  ==========   ==========
Weighted average common shares
 outstanding.............................    130,029     110,408       80,993
                                          ==========  ==========   ==========
Pro forma per common share:
  Continuing operations.................. $      .31  $      .06   $      .19
  Discontinued operations................        --         (.01)        (.01)
  Extraordinary item.....................        --          --           .01
                                          ----------  ----------   ----------
  Net income............................. $      .31  $      .05   $      .19
                                          ==========  ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

     FOR THE YEARS ENDED FEBRUARY 25, 1995, MARCH 2, 1996 AND MARCH 1, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                 FOREIGN
                            PREFERRED STOCK        COMMON STOCK     ADDITIONAL  CURRENCY
                          --------------------  -------------------  PAID-IN   TRANSLATION RETAINED
                            SHARES     AMOUNT     SHARES     AMOUNT  CAPITAL   ADJUSTMENT  EARNINGS
                          -----------  -------  -----------  ------ ---------- ----------- --------
Balance, February 28,
 1994...................   26,980,000  $ 7,502   38,378,246   $ 8    $115,805    $     9   $(6,963)
Issuance of common
 stock..................                         31,602,150     6     138,300
Conversion of common
 stock..................      100,000              (112,500)              --
Conversion of preferred
 stock..................  (19,580,000)      (2)  22,027,500     4          (2)
Redemption of preferred
 stock..................   (7,500,000)  (7,500)
Preferred stock
 dividend...............                                                                      (432)
S Corporation dividends
 and other equity
 transactions of pooled
 companies..............                                                  117               (4,076)
Net income..............                                                                    16,496
Foreign currency
 translation
 adjustment.............                                                              50
                          -----------  -------  -----------   ---    --------    -------   -------
Balance, February 25,
 1995...................          --       --    91,895,396    18     254,220         59     5,025
Issuance of common
 stock..................                         20,058,954     4     245,573
Young capital
 contribution...........                                               12,182
Adjustment to conform
 fiscal year ends of
 certain pooled
 companies..............                                                                     1,876
S Corporation dividends
 and other equity
 transactions of pooled
 companies..............                                                1,383               (4,252)
Net income..............                                                                     5,551
Foreign currency
 translation
 adjustment.............                                                             137
                          -----------  -------  -----------   ---    --------    -------   -------
Balance, March 2, 1996..          --       --   111,954,350    22     513,358        196     8,200
Issuance of common
 stock..................                         14,217,117     3     119,274
Tax benefit on non-
 qualified stock options
 exercised..............                                               11,161
Adjustment to conform
 fiscal year ends of
 certain pooled
 companies..............                                                                      (430)
S Corporation dividends
 and other equity
 transactions of pooled
 companies..............                                                2,743               (1,544)
Net income..............                                                                    41,996
Foreign currency
 translation
 adjustment.............                                                          (1,372)
                          -----------  -------  -----------   ---    --------    -------   -------
Balance, March 1, 1997..          --   $   --   126,171,467   $25    $646,536    $(1,176)  $48,222
                          ===========  =======  ===========   ===    ========    =======   =======



   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        YEARS ENDED
                                              ----------------------------------
                                              MARCH 1,   MARCH 2,   FEBRUARY 25,
                                                1997       1996         1995
                                              ---------  ---------  ------------
Cash flows from operating activities:
 Net income.................................  $  41,996  $   5,551   $  16,496
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
 Depreciation...............................     30,319     18,765      10,705
 Amortization...............................     18,417      9,733       6,373
 Non-cash portion of merger and
  restructuring charge......................      3,761     10,268         --
 Adjustment to conform fiscal years.........       (430)     1,876         --
 Gain on early extinguishment of debt.......        --         --         (700)
 Minority interest (income)/expense.........     (1,860)     1,436          69
 Other......................................      1,496     (1,263)        492
 Changes in assets and liabilities,
  excluding acquisitions:
 Increase in accounts receivable............    (45,552)   (43,173)    (29,672)
 Increase in inventory......................    (12,015)   (11,538)     (5,934)
 Increase in other current assets...........     (1,984)   (12,494)     (3,338)
 (Increase) decrease in other assets........      3,694     (2,194)     (1,260)
 Increase (decrease) in accounts payable....       (667)    (8,798)     16,167
 Increase (decrease) in accrued
  liabilities...............................    (11,422)    15,398       2,638
                                              ---------  ---------   ---------
Net cash provided by (used in) operating
 activities.................................     25,753    (16,433)     12,036
                                              ---------  ---------   ---------
Cash flows from investing activities:
 Proceeds from sale of assets...............      3,026      5,899         463
 Capital expenditures.......................   (119,639)   (53,124)    (18,670)
 Payment for acquisitions, net of cash
  acquired..................................   (255,830)  (124,300)    (87,886)
 Purchase of marketable securities..........    (15,602)       --          --
 Other, net.................................     (1,978)        72        (612)
                                              ---------  ---------   ---------
Net cash used in investing activities.......   (390,023)  (171,453)   (106,705)
                                              ---------  ---------   ---------
Cash flows from financing activities:
 Issuance of preferred and common stock.....     12,643    449,288     134,993
 Stock offering costs.......................          0    (20,313)     (9,388)
 Issuance of subsidiary common stock........      2,258      7,733         --
 Young capital contribution.................        --      12,182         --
 Purchase of common stock held by
  OfficeMax.................................        --    (195,831)        --
 Preferred stock redemption.................        --         --       (7,500)
 Debt issuance costs........................     (8,818)       --         (869)
 Proceeds from long-term borrowings.........    347,829     44,208      35,189
 Repayments of long-term borrowings.........    (37,948)   (71,813)    (35,422)
 Proceeds from short-term borrowings........        772     12,835         --
 Repayments of short-term borrowings........    (26,945)   (11,592)    (11,095)
 Cash paid to retire bonds..................        --         --       (9,300)
 Net proceeds from (payments on) line of
  credit....................................    104,382    (18,871)      1,778
 Other......................................     (4,833)    (4,245)     (1,647)
                                              ---------  ---------   ---------
Net cash provided by financing activities...    389,340    203,581      96,739
                                              ---------  ---------   ---------
Net cash provided by (used in) discontinued
 operations.................................         61       (222)       (600)
                                              ---------  ---------   ---------
Effect of foreign currency exchange rate
 changes on cash............................       (445)    (1,159)         25
                                              ---------  ---------   ---------
Increase in cash and cash equivalents.......     24,686     14,314       1,495
Cash and cash equivalents, beginning of
 period.....................................     29,813     15,499      14,004
                                              ---------  ---------   ---------
Cash and cash equivalents, end of period....  $  54,499  $  29,813   $  15,499
                                              ---------  ---------   ---------
Supplemental disclosure of cash flow
 information:
 Cash paid during the period for interest...  $  35,526  $  20,469   $  13,829
                                              ---------  ---------   ---------
 Cash paid during the period for taxes......  $  25,413  $  16,046   $   6,082
                                              ---------  ---------   ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  Capital lease obligations in the amount of $7,198,000, $4,305,000 and $3,103,000 were incurred during fiscal 1996, 1995 and 1994, respectively, for equipment.

  During fiscal 1996, the Company acquired, for a net cash purchase price of $241,846,000 and 5,542,000 shares of common stock, 77 office products distributors and 23 service companies. Of these 100 acquisitions, 86 were accounted for as purchases and 14 were accounted for as immaterial poolings of interest. In addition, the Company merged with UT, which was accounted for as a pooling of interests with financial results included from March 3, 1996 for 6,332,000 shares of common stock and Nimsa, which was accounted for as a pooling of interests with financial results included beginning in fiscal 1995 for 1,125,000 shares of common stock. The Company completed 52 acquisitions for a net cash outlay in fiscal 1995 of $118,256,000. During fiscal 1994, the Company completed 24 acquisitions for a net cash outlay of $74,707,000. In conjunction with the acquisitions, liabilities were assumed as follows:

                                                         YEARS ENDED
                                                ------------------------------
                                                MARCH 1, MARCH 2, FEBRUARY 25,
                                                  1997     1996       1995
                                                -------- -------- ------------
                                                        (IN THOUSANDS)
   Fair value of assets acquired............... $620,252 $271,264   $135,248
   Cash paid, net of cash acquired.............  241,846  118,256     74,707
   Issuance of notes payable...................    4,650   11,111        --
   Issuance of stock...........................   86,922    9,562      4,614
   Forgiveness of debt.........................      --    11,138        150
   Purchase price payable, included in current
    liabilities................................    4,057    2,750      5,325
                                                -------- --------   --------
   Liabilities assumed......................... $282,777 $118,447   $ 50,452
                                                ======== ========   ========

  In addition to the amounts set forth above, Corporate Express paid $11,695,000 and $6,044,000 for prior period acquisitions during fiscal 1996 and fiscal 1995, respectively.

  During fiscal 1996, the Company paid $2,289,000 to dissenting shareholders of a pooled company; purchased a warehouse facility for 202,500 shares of common stock; issued 107,207 shares of common stock to retire convertible debt of $1,449,400 previously issued by one of the Company's acquired subsidiaries; and acquired the remaining 49% interest in Corporate Express United Kingdom.

  In January 1995, the Company purchased for $1,186,000 in cash, $1,000,000 in accounts payable, and $650,000 in notes payable the remaining interest of a company for which a majority interest was acquired in fiscal 1993.

  In December 1994, the Company recorded a liability of $1,855,000 for subsequent payments due to the sellers of a company acquired by Lucas in fiscal 1993.

  On September 30, 1994, the Company issued 14,610,000 shares of Common Stock upon conversion of its Series A, B and C preferred on a two for one basis.

  In August 1994, the Company purchased for $350,000 in cash and $100,000 in notes payable a 45% interest in an office products distributor. During fiscal 1994, the Company paid $234,000 for additional expenses for prior period acquisitions. In addition, the Company made a final payment of $11,409,000 for the Hanson acquisition and Delivery distributed non-cash dividends of $493,000 to certain Delivery stockholders in fiscal 1994.

  During January 1994, accrued dividends of $2,044,007 on Young's preferred stock were converted to a subordinated promissory note. This note and accrued interest of $138,712 was contributed as additional paid-in capital in December 1994.

   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. As more fully described in Note 2, the following acquisitions have been consummated by the Company:

  . CEX Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Young on February 27, 1996.

  . DSU Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Delivery on March 1, 1996.

  . Nimsa was acquired by the Company on October 31, 1996.

  . Bevo Acquisition Corp., Inc. a wholly-owned subsidiary of the Company, was merged with and into UT on November 8, 1996.

  . IMS Acquisition, Inc., a wholly-owned subsidiary of the Company, was merged with and into Sofco on January 24, 1997.

  . H.M. Acquisition Corp., Inc. a wholly-owned subsidiary of the Company, was merged with and into HMI on January 30, 1997.

  These acquisitions were accounted for as poolings of interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of Delivery, Young, Nimsa, HMI and Sofco for all applicable periods. The accompanying financial statements have been restated to include the operations of UT effective March 3, 1996 and Nimsa effective for fiscal 1995; prior UT results were immaterial. Acquisitions accounted for as purchases are included in the accounts and operations as of the effective date of the transaction and immaterial acquisitions accounted for as poolings of interests are included in the accounts and operations as of the beginning of the fiscal quarter in which the transaction is effective. The Company accounts for its investments in less than 50% owned entities using the equity or cost methods. All intercompany balances and transactions have been eliminated.

 Definition of Fiscal Year:

  As used in these consolidated financial statements and notes to consolidated financial statements, "fiscal 1996," "fiscal 1995," and "fiscal 1994" refer to the Company's fiscal years ended March 1, 1997, March 2, 1996 and February 25, 1995, respectively. In connection with the mergers, Nimsa, UT and HMI changed their 1996 fiscal year ends, Sofco changed its 1996 and 1995 fiscal year ends, and Delivery and Young changed their 1995 fiscal year ends to conform to the fiscal year ends of the Company. References to fiscal 1995 for Nimsa refers to Nimsa's June 1996 year end; references to fiscal 1995 and prior fiscal years for HMI refers to HMI's December year end; and references to fiscal 1994 and prior fiscal years for Sofco, Delivery and Young refer to Sofco's May year end, Delivery's December year end and Young's September year end.

 Cash and Cash Equivalents:

  Cash and cash equivalents include short-term investments with original maturities of three months or less.

 Inventories:

  Inventories primarily consist of finished goods which are valued at the lower of first-in, first-out (FIFO) cost or market. The Company periodically assesses its inventory to determine market value based upon such

                            CORPORATE EXPRESS, INC.

factors as historical sales and purchases, inclusion in the Company's proprietary In-Stock Catalog and other factors. Included in cost of sales for fiscal 1995 is a merger related inventory provision of $5,952,000. This provision reflects the write-down to fair market value of certain inventory which the Company decided to eliminate from its product line.

 Property and Equipment:

  Property and equipment are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives which range from three to seven years for furniture and equipment; up to 40 years for buildings; and over the life of the lease for leasehold improvements. Ordinary maintenance and repairs are charged to operations while expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations in the year of disposition.

  The Company capitalizes certain internal and external software costs that benefit future years. The amortization commencement and useful life is dependent upon whether the software is non-interactive or interactive. Non-interactive software has functionality that is not directly tied into and/or dependent upon future development or software at other company sites. Interactive software has significant functionality that is dependent upon future development or that is directly tied into and/or dependent upon the installation of the same software at other Company sites. All software is amortized over its economic useful life, which is three to ten years using the straight-line method.

  Capitalized software costs totaled $47,695,000 and $16,790,000 at March 1, 1997 and March 2, 1996, respectively. Software amortization expense was $476,000 for fiscal year 1996. There was no software amortization expense for fiscal years 1995 and 1994.

 Concentration of Credit Risk:

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high quality credit institutions. At times, such investments may be in excess of the FDIC insurance limit.

  Concentration of credit risk with respect to trade receivables is limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many geographic areas. As a result, as of March 1, 1997, the Company did not consider itself to have any significant concentrations of credit risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

  The Company maintains allowances for potential credit losses and historical losses have been within management's expectations.

 Intangible Assets:

  Goodwill is amortized on a straight-line basis over periods of 25 and 40 years. Noncompete agreements, which are included in other assets, are amortized on a straight-line basis over periods of 2-10 years. The Company evaluates intangible assets periodically in accordance with Statement of Financial Accounting Standards No. 121 to determine whether they are properly reflected in the financial statements based upon future undiscounted operating cash flows. If an impairment is determined to exist, the impaired asset is written down to fair market value. The balance of $671,967,000 at March 1, 1997 reflects additions from acquisitions and changes in foreign exchange rates of $357,125,000.

                            CORPORATE EXPRESS, INC.

 Accrued Purchase Costs:

  The Company accrues direct external costs incurred to consummate an acquisition, other external costs and liabilities to close the acquired entity's facilities, and severance and relocation payments to the acquired entity's employees. Prior to the adoption of EITF 95-3 effective with the consensus, the Company also accrued the external incremental costs of converting certain computer systems to the Company's systems.

 Accrued Merger and Related Costs:

  Accrued merger and related costs include the actual costs of completing acquisitions accounted for as poolings of interests transactions and additional costs associated with integrating the combined companies' operations, including liabilities for severance benefits for employees expected to be terminated.

 Revenue Recognition:

  Revenue is recognized upon the shipment of products and completion of service to customers.

 Cost of Sales:

  Vendor rebates and similar payments are recognized on an accrual basis in the period earned and are recorded as a reduction to cost of sales. Delivery and occupancy costs are included as an increase to cost of sales.

 Warehouse Operating and Selling Expenses:

  Warehouse operating and selling expenses include all costs associated with operating regional warehouses and sales offices, including warehouse labor, related warehouse general and administrative expenses (excluding occupancy), selling expenses and commissions related to the Company's direct sales force and warehouse assimilation costs.

 Foreign Currency Translation:

  Balance sheet accounts of foreign operations are translated using the year-end exchange rate, and income statement accounts are translated on a monthly basis using the average exchange rate for the period. Translation gains and losses are recorded in shareholders' equity, and realized gains and losses from transactions are reflected in income. An aggregate transaction gain of $116,000 and a loss of $37,000 were included in the determination of net income in fiscal 1996 and 1995, respectively. No transaction gains or losses were included in the determination of net income in fiscal 1994. The Company does not currently hedge foreign currency risk exposure.

 Income Taxes:

  For all periods presented, income taxes are calculated using the liability method in accordance with the provisions set forth in Statement of Financial Accounting Standards (SFAS) No. 109.

 Pro Forma Income Taxes:

  In fiscal 1996, the Company acquired an entity in a pooling of interests transaction, which was previously an S Corporation for income tax purposes prior to its acquisition by Corporate Express and, accordingly, any income tax liabilities for the periods prior to the acquisition are the responsibility of the previous owner. For

                            CORPORATE EXPRESS, INC.

purposes of these consolidated financial statements, federal and state income taxes have been provided as a pro forma adjustment as if the acquired entity had filed C Corporation tax returns for the pre-acquisition periods (See Note
13).

 Pro Forma Net Income Per Share:

  Pro forma net income per share is calculated by dividing pro forma net income (net income after giving effect to the pro forma tax adjustment), after preferred stock dividend requirements of Young of $432,000 for the year ended February 25, 1995 by the weighted average shares of common stock and common stock equivalents outstanding. Pursuant to the rules of the Securities and Exchange Commission, common stock equivalents related to common stock, preferred stock, stock options and warrants issued within one year prior to the Company's initial public offering have been included as if they were outstanding for all periods presented. Fully diluted earnings per share differ from primary earnings per share by less than 3%.

 Stock Split and Stock Dividends:

  In connection with its initial public offering, the Company effected a one-for-two reverse stock split in August 1994 and converted all of its outstanding preferred stock to common stock on a three for two share basis in September 1994. The Company distributed a 50% share dividend in June 1995 and January 1997. All share numbers and prices have been adjusted to reflect the reverse stock split, the conversion of preferred to common and the 50% share dividends.

 Use of Estimates in the Preparation of Financial Statements:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications:

  Certain reclassifications have been made to the fiscal 1995 and fiscal 1994 consolidated financial statements to conform to the fiscal 1996 presentation. These reclassifications had no impact on net income.

 New Accounting Standards:

  In the fourth quarter of fiscal 1997, the Company will adopt SFAS No. 128, "Earnings per Share." This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, "Earnings per Share" and makes them comparable to international EPS standards. Had SFAS No. 128 been effective during fiscal 1996, 1995 and 1994, (i) "Basic earnings per share" under SFAS No. 128 would have been $0.33, $0.05 and $0.22, respectively, and
(ii) "Dilutive earnings per share" under SFAS No. 128 would have been $0.31, $0.05 and $0.19, respectively.

  The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" during fiscal 1996 (See Note 11).

2. POOLING OF INTERESTS:

  Effective January 30, 1997, the Company issued approximately 4,650,000 shares of common stock in exchange for all of the outstanding stock of HMI, the largest privately-held supplier of promotional products to large corporations.

                            CORPORATE EXPRESS, INC.

  Effective January 24, 1997, the Company issued approximately 2,550,000 shares of common stock in exchange for all of the outstanding stock of Sofco, one of the largest suppliers of janitorial and cleaning supplies in the United States.

  Effective November 8, 1996, the Company issued approximately 6,332,000 shares of common stock in exchange for all of the outstanding stock of UT, the second largest same-day delivery service provider in the United States.

  Effective October 31, 1996, the Company issued approximately 1,125,000 shares of common stock and paid approximately $2,289,000 to the consenting and dissenting sharesholders, respectively, of Nimsa, a computer software reseller located in Paris, France, in exchange for all of Nimsa's outstanding stock.

  Effective March 1, 1996, the Company issued approximately 23,409,000 shares of common stock in exchange for all of the outstanding stock of Delivery, a provider of same-day local delivery services.

  Effective February 27, 1996, the Company issued approximately 4,398,000 shares of common stock in exchange for all of the outstanding stock of Young, a distributor of computer and imaging supplies and accessories.

  In addition to the above acquisitions, the Company completed 14 other acquisitions which were accounted for as immaterial poolings of interests for approximately 1,942,000 shares of common stock during fiscal 1996. The financial statements for these immaterial acquisitions for periods prior to the acquisition have not been restated.

  During fiscal 1995, prior to merging with the Company, Delivery acquired the outstanding stock of 14 companies in exchange for approximately 3,951,000 shares of Delivery common stock. During fiscal 1994, Delivery acquired the stock of six companies in exchange for approximately 1,722,000 shares of Delivery common stock.

                            CORPORATE EXPRESS, INC.

  Separate results of operations for Corporate Express and the pooled operations for the periods prior to the mergers are as follows:

                                                       YEAR ENDED
                                           ------------------------------------
                                            MARCH 1,    MARCH 2,   FEBRUARY 25,
                                              1997        1996         1995
                                           ----------  ----------  ------------
                                                     (IN THOUSANDS)
   Net sales:
     Corporate Express...................  $2,715,785  $1,132,012   $  621,469
     HMI.................................      92,080      84,013       83,752
     Sofco...............................     139,734     144,621      133,481
     UT..................................     196,199         --           --
     Nimsa...............................      52,258      71,901          --
     Young...............................         --      115,628       86,184
     Delivery............................         --      306,364      109,865
     Delivery poolings prior to merger
      with Delivery......................         --       36,100      110,400
                                           ----------  ----------   ----------
     Combined............................  $3,196,056  $1,890,639   $1,145,151
                                           ==========  ==========   ==========
   Net income (loss):
     Corporate Express...................  $   31,710  $    3,702   $    5,248
     HMI.................................       4,182         990        1,772
     Sofco...............................       3,529         319        1,989
     UT..................................       1,369         --           --
     Nimsa...............................       1,206       1,762          --
     Young...............................         --       (3,073)       1,264
     Delivery............................         --          815        4,223
     Delivery poolings prior to merger
      with Delivery......................         --        1,036        2,000
                                           ----------  ----------   ----------
     Combined............................  $   41,996  $    5,551   $   16,496
                                           ==========  ==========   ==========
   Other changes in shareholders' equity:
     Corporate Express...................  $  106,299  $  229,356   $  115,024
     HMI.................................      (3,761)     (2,193)      (1,917)
     Sofco...............................       1,538        (230)         692
     UT..................................      26,135         --           --
     Nimsa...............................        (376)      6,026          --
     Young...............................         --       13,028       (7,932)
     Delivery............................         --       12,032       23,211
     Delivery poolings prior to merger
      with Delivery......................         --       (1,116)      (2,613)
                                           ----------  ----------   ----------
     Combined............................  $  129,835  $  256,903   $  126,467
                                           ==========  ==========   ==========

  Certain reclassifications and adjustments have been made to the prior financial statements of the pooled companies to conform to the Corporate Express financial presentation and policies which adjustments had an immaterial effect on net income.

  All intercompany transactions have been eliminated.

  The consolidated statement of operations for fiscal 1996 includes the income and expenses of Corporate Express (including Young and Delivery), HMI, Sofco, UT and Nimsa for the twelve months ended March 1, 1997.

                            CORPORATE EXPRESS, INC.

  The consolidated statement of operations for fiscal 1995 includes the income and expenses of Corporate Express, Sofco, Young and Delivery for the twelve months ended March 2, 1996, of HMI for the twelve months ended December 31, 1995, and of Nimsa for the twelve months ended June 30, 1996. In order to conform the HMI and Nimsa year ends to Corporate Express' fiscal year end, Nimsa net income for the March 1996 to June 1996 period was included in both fiscal 1995 and 1996, and HMI net income for the January 1996 to February 1996 period was excluded from fiscal 1995. Accordingly, an adjustment has been made in fiscal 1996 to debit retained earnings directly for the March 1996 to June 1996 Nimsa net income of $630,000 and to credit retained earnings directly for the January 1996 to February 1996 HMI net income of $200,000.

  The consolidated statement of operations for fiscal 1994 includes the income and expenses of Corporate Express for the twelve months ended February 25, 1995, of Sofco for the twelve months ended May 26, 1995, of HMI for the twelve months ended December 31, 1994, of Young for the twelve months ended September 30, 1994, and of Delivery for the twelve months ended December 31, 1994. In order to conform the Sofco, Young and Delivery year ends to Corporate Express' fiscal year end, Sofco net income for the March 1995 to May 1995 period was included in both fiscal 1994 and 1995, Young net income for the October 1994 to February 1995 period was excluded from fiscal 1994, and Delivery net income for the January 1995 to February 1995 period was excluded from fiscal 1994. Accordingly, an adjustment has been made in fiscal 1995 to debit retained earnings directly for the March 1995 to May 1995 Sofco net income of $747,000, and to credit retained earnings for the October 1994 to February 1995 Young net income of $846,000 and the January 1995 to February 1995 Delivery net income of $1,777,000.

  The results of operations for the adjustment periods are as follows:

                                                   PERIOD   NET SALES NET INCOME
                                                 ---------- --------- ----------
   Nimsa........................................  3/96-6/96  $25,986    $  630
   HMI..........................................  1/96-2/96   15,415       200
   Sofco........................................  3/95-5/95   33,085       747
   Young........................................ 10/94-2/95   39,683       846
   Delivery.....................................  1/95-2/95   50,382     1,777

3. MERGER AND OTHER NONRECURRING COSTS:

  During fiscal year 1996, the Company recorded an estimated net merger and other nonrecurring charge of $19,840,000. This net charge is comprised of $27,411,000 in merger and other nonrecurring charges primarily in conjunction with the acquisitions of UT, Nimsa, HMI and Sofco, offset by $7,571,000 of reduction to the merger and other nonrecurring charge established in the fourth quarter of fiscal 1995, largely caused by changes in plans due to the acquisition of UT. The fiscal year 1996 charges include the actual costs of completing the acquisitions and anticipated costs for merging various UT facilities into Company locations and closing redundant facilities. The charge includes the closure of 115 facilities and the reduction of approximately 485 employees.

                                                                       BALANCE
                                     CASH   NON-CASH  TOTAL   USAGE    3/1/97
                                    ------- -------- ------- --------  -------
   Merger transaction costs(1)..... $15,274          $15,274 $(12,706) $ 2,568
   Severance and terminations(2)...   5,333            5,333     (760)   4,573
   Facility closure and
    consolidation(3)...............   3,575            3,575     (102)   3,473
                                    -------          ------- --------  -------
   Accrued merger and related
    costs, balance.................  24,182           24,182  (13,568)  10,614
   Other asset write-downs and
    costs(4).......................     --   $3,229    3,229   (1,180)   2,049
                                    -------  ------  ------- --------  -------
     Total......................... $24,182  $3,229  $27,411 $(14,748) $12,663
                                    =======  ======  ======= ========  =======

                            CORPORATE EXPRESS, INC.

--------
(1) Merger transaction costs are the direct costs from the pooling transactions and include legal, investment banking, printing and other related costs.
(2) Severance and employee termination costs are related to the elimination of duplicate management positions and facility closures and consolidations. Approximately 34 of the 485 employees estimated to be terminated have been terminated as of March 1, 1997.
(3) Facility closure and consolidation costs are the estimated costs to close redundant facilities, lease costs and other costs associated with closed facilities. Eight of the 115 facilities estimated to be closed or consolidated have been closed or consolidated as of March 1, 1997.
(4) Other asset write-downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the UT acquisition.

  During the fourth quarter of fiscal 1995, the Company recorded $36,838,000 in merger and other nonrecurring charges (in addition to $5,952,000 in merger related inventory provisions) primarily in conjunction with the acquisitions of Delivery and Young. These merger and other nonrecurring charges include merger transaction related costs of $13,273,000; severance and employee termination costs of $7,457,000 (representing approximately 760 employees); facility closure and consolidation costs of $9,693,000; and other asset write-downs and costs of $6,415,000. Of the $36,838,000 charges, $7,724,000 are non-
cash charges.

  This liability was adjusted in fiscal 1996 to reflect the actual merger transaction costs incurred and revised plans primarily as a result of the integration of UT with Delivery. This adjustment was recorded as an offset to the third quarter merger and other nonrecurring charge.

                                BALANCE   CASH    NON-CASH              BALANCE
                                3/2/96  PAYMENTS   USAGE    ADJUSTMENTS 3/1/97
                                ------- --------  --------  ----------- -------
   Merger transaction
    costs(1)..................  $ 9,161 $ (7,388)             $  (259)  $1,514
   Severance and
    terminations(2)...........    7,165   (1,523)              (2,550)   3,092
   Facility closure and
    consolidation(3)..........    8,554   (1,169)              (4,121)   3,264
                                ------- --------              -------   ------
   Accrued merger and related
    costs, balance............   24,880  (10,080)              (6,930)   7,870
   Other asset write-downs and
    costs(4)..................    3,789      --   $(1,045)       (641)   2,103
                                ------- --------  -------     -------   ------
     Total....................  $28,669 $(10,080) $(1,045)    $(7,571)  $9,973
                                ======= ========  =======     =======   ======

--------
(1) Remaining merger transactions costs represent the estimated contract buy-outs for certain former Delivery employees and other transaction costs, both of which are being negotiated.
(2) Severance and termination costs are the severance payments related to facility closures and centralization of certain shared services. Approximately 58 of the 760 employees estimated to be terminated have been terminated as of March 1, 1997, and 278 positions will no longer be eliminated as a result of the revised exit plan.
(3) Of the 88 facilities estimated to be closed or consolidated, 31 have been closed or consolidated as of March 1, 1997, and 18 facilities will no longer be eliminated as a result of the revised exit plan.
(4) Other asset write downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the acquisition.

4. PURCHASES:

 Fiscal 1996

  The Company purchased for a net cash purchase price of $241,846,000 and approximately 3,600,000 shares of common stock, 46 domestic office product distributors, 29 international office product distributors and 11 delivery service companies. The excess of the purchase price over the fair market value of the net tangible assets

                            CORPORATE EXPRESS, INC.

acquired was allocated to goodwill and is being amortized over 40 years for office product distributors and 25 years for delivery service companies. Included in the 46 domestic product acquisitions are three purchases and one immaterial pooling consummated by UT prior to its acquisition by Corporate Express, and ASAP Software Express, Inc. ("ASAP"), a distributor of software to large corporations. The ASAP purchase price was $97,611,000 offset by cash acquired of $13,792,000. Included in the 29 international product acquisitions is Boulevard Produits De Bureau, Inc. ("Boulevard"), a seller of office supplies, furniture and equipment, for a net cash purchase price of $16,102,000. The Company also repaid $9,498,000 of Boulevard promissory notes with cash of $731,900 and 356,832 shares of the Company's common stock.

  In January 1997, Corporate Express Australia ("CEA") shareholders approved a one for five non-renounceable common stock rights offer at a price of A$.85 (US$.65) per share. Pursuant to the rights offer, on February 27, 1997, CEA issued 8,216,721 shares to Corporate Express and 3,553,370 shares to institutional investors. As of March 1, 1997, Corporate Express interest in CEA was 54.6%. On March 10, 1997, an additional 3,750,000 shares were issued to institutional investors which changed the Corporate Express interest in CEA to 52.4%.

  In November 1996, Corporate Express purchased the remaining 49% interest in the Chisholm Group by issuance of shares of Corporate Express common stock. The Company has earn-out agreements with former shareholders that may require additional payments by the Company of up to $3,259,000. Any additional payments will be accounted for as increases to the purchase price.

 Fiscal 1995

  Corporate Express purchased for a net cash purchase price of $79,111,000, 27 office product distributors including five distributors purchased by CEA and a software distributor purchased by Nimsa. Also included in the above purchases is one office product distributor purchased by the Chisholm Group, a United Kingdom contract stationer, in which Corporate Express acquired a 51% interest in February 1996.

  Young repurchased its remaining seven franchises for approximately $20,512,000, terminated four franchises for consideration of $233,000 and purchased substantially all of the business, properties and assets of a computer supplies distributor for a purchase price of $675,000. The excess of the purchase price over the fair value of the net tangible assets acquired was allocated to goodwill and is being amortized over 40 years. Delivery completed 16 acquisitions accounted for as purchases. The net cash purchase price paid in these transactions was $15,208,000 in cash, 378,000 shares of Delivery common stock and $5,565,000 in convertible notes. The excess of the purchase price over the fair value of the net tangible assets acquired has been allocated to goodwill and is being amortized over 25 years. All of the companies acquired provide same-day delivery service.

  In December 1994, Young purchased all of the issued and outstanding shares of a computer supplies distributor for a purchase price of $2,750,000 and the assumption of other liabilities. Young may be required to pay additional consideration to the former shareholders should the acquired company reach certain earnings thresholds. No such additional amounts were paid in 1995. The excess purchase price over the fair value of net tangible assets acquired was allocated to goodwill and is being amortized over 40 years.

  In February 1996, CEA shareholders approved the issue of an additional 12,939,000 shares and 50,000 shares of its common stock at a price of A$1.30 (US$.96) per share and A$1.00 (US$.74) per share, respectively. Of the shares issued, 5,789,000 were purchased by Corporate Express, 4,600,000 were purchased by institutional investors and 2,600,000 shares were approved for issue to CEA officers and employees as employee incentive shares (of which 1,710,000 were issued as of March 2, 1996). As a result, at March 2, 1996, Corporate Express' interest in CEA was 51.8%.

                            CORPORATE EXPRESS, INC.

  On December 21, 1995 CEA issued an additional 6,110,000 shares of its common stock at a price of A$1.30 (US$.96) per share. Of the shares offered, 3,110,000 were purchased by Corporate Express and 3,000,000 were purchased by institutional investors for cash. As a result, Corporate Express' interest in CEA changed from 52.7% to 52.5%.

  The operating results of all of the above acquisitions, which were accounted for as purchases, are included in the Company's consolidated statements of operations from the dates of acquisition. The following pro forma financial information assumes the acquisitions occurred at the beginning of the period. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the year, or of results which may occur in the future. The pro forma results listed below are unaudited and reflect purchase price adjustments.

                                                          YEAR ENDED YEAR ENDED
                                                           MARCH 1,   MARCH 2,
                                                             1997       1996
                                                          ---------- ----------
                                                          (IN THOUSANDS, EXCEPT
                                                           PER SHARE AMOUNTS)
   Net sales............................................. $3,550,205 $2,995,708
   Net income before extraordinary items.................     41,302     29,769
   Net income............................................     41,302     29,010
   Net income per common share...........................       0.31       0.25

5. ACCRUED PURCHASE COSTS:

  In conjunction with purchase acquisitions, the Company accrues the direct external costs associated with closing redundant facilities of acquired companies, and severance and relocation payments to the acquired company's employees. Prior to the adoption of EITF 95-3 in May 1995, the Company also accrued the external incremental costs of converting acquired company computer systems to the Company's systems.

  The following tables set forth activity in the Company's accrued purchase liabilities:

    Prior to EITF 95-3:

                                         WAREHOUSE                        DISPOSITION
                                          & SYSTEM   REDUNDANT             OF ASSETS
                                TOTAL   INTEGRATIONS FACILITIES SEVERANCE   & OTHER
                               -------  ------------ ---------- --------- -----------
                                                  (IN THOUSANDS)
     Balance, February 25,
      1995...................  $11,252    $ 8,109      $1,005    $ 1,596     $ 542
     Additions...............    1,731        659         223        734       115
     Payments................   (6,469)    (3,630)       (784)    (1,766)     (289)
     Reversals...............   (5,250)    (4,388)        (41)      (523)     (298)
                               -------    -------      ------    -------     -----
     Balance, March 2, 1996..    1,264        750         403         41        70
     Payments................     (675)      (452)       (182)       (41)      --
     Reversals to goodwill...     (589)      (298)       (221)       --        (70)
                               -------    -------      ------    -------     -----
     Balance, March 1,
      1997(1)................  $     0    $     0      $    0    $     0     $   0
                               =======    =======      ======    =======     =====

--------
(1) All consolidation projects relating to companies acquired prior to the adoption of EITF 95-3 have been successfully completed.

                            CORPORATE EXPRESS, INC.

    After adoption of EITF 95-3:

                                         WAREHOUSE                        DISPOSITION
                                          & SYSTEM   REDUNDANT             OF ASSETS
                                TOTAL   INTEGRATIONS FACILITIES SEVERANCE   & OTHER
                               -------  ------------ ---------- --------- -----------
                                                  (IN THOUSANDS)
     Balance, February 25,
      1995...................  $   --      $  --      $   --     $   --     $   --
     Additions...............    2,414        691         202      1,065        456
     Payments................     (629)      (177)         (4)      (293)      (155)
                               -------     ------     -------    -------    -------
     Balance, March 2, 1996..    1,785        514         198        772        301
     Additions...............   21,429      2,037       4,912      9,727      4,753
     Payments................   (8,503)      (699)       (557)    (4,066)    (3,181)
     Reversals to goodwill...   (1,823)        (7)     (1,284)      (284)      (248)
                               -------     ------     -------    -------    -------
     Balance, March 1,
      1997(1)................  $12,888     $1,845     $ 3,269    $ 6,149    $ 1,625
                               =======     ======     =======    =======    =======

--------
(1) Accrued purchase costs, after adoption of EITF 95-3, primarily represent the liabilities incurred to consolidate acquired operations into existing Company facilities.

6. DISCONTINUED OPERATIONS:

  During fiscal 1995, Sofco adopted a plan to discontinue the operations of Sofco-Eastern, Inc. ("Eastern"). Accordingly, the consolidated financial statements have been reclassified to report separately the net assets, liabilities and operating results of the Eastern operations. As of March 1, 1997, all Eastern operations have been disposed of and actual losses recorded on the disposal of the assets. The loss from discontinued operations in fiscal 1995 and fiscal 1994 were $1,225,000 (net of tax benefits of $851,000), representing the loss on disposal and $327,000 (net of tax benefits of $225,000), representing the net loss on operations. The Eastern revenues were not material to total consolidated revenues for fiscal years 1996, 1995 and 1994.

                            CORPORATE EXPRESS, INC.

7. DEBT:

  Debt consisted of the following:

                                                             MARCH 1, MARCH 2,
                                                               1997     1996
                                                             -------- --------
                                                              (IN THOUSANDS)
4 1/2% Convertible Notes (the "Notes"), due July 1, 2000,
 interest payable on January 1 and July 1 of each year
 commencing on January 1, 1997, convertible into shares of
 the Company's common stock at a conversion price of $33.33
 per share..................................................  325,000      --
$350,000,000 unsecured multi-currency revolving line of
 credit. Interest rates are equal to either (i) the
 Corporate Base Rate or (ii) LIBOR plus .5%, each of which
 is based upon a performance grid (6.0% at March 1, 1997),
 with principal due on March 31, 2000. Commitment fees on
 the unused balance are based on the ratio of debt to cash
 flow (as defined) and was 0.18% at March 1, 1997...........  136,000    8,000
9 1/8% Series B Senior Subordinated Notes, unsecured,
 subordinated to existing debt up to an aggregate of $155
 million, guaranteed by the operating subsidiaries of the
 Company. Due March 15, 2004, semi-annual interest payments
 beginning September 15, 1994. Redeemable by the Company
 from March 1999 to March 2001 at premiums ranging from
 3.422% to 1.141%...........................................   90,000   90,000
Various revolving lines of credit, variable interest rates
 ranging from 4.0% to 9.5% at March 1, 1997.................   23,959      --
HMI revolving bank line of credit agreement collateralized
 by accounts receivable, inventory and other assets.
 Interest payable monthly at the lesser of the lender's
 prime rate or the applicable average federal funds rate
 plus 1.5%. This agreement was repaid in full on January 31,
 1997.......................................................      --    15,873
$55,000,000 Delivery unsecured revolving credit facility.
 Interest rates are equal to
 i) LIBOR plus 1.25% or ii) the prime rate, at the Company's option (weighted average rate of 6.56% for fiscal 1995).
 This loan was repaid in full on May 31, 1996...............      --    11,900
Term loan facility collateralized by CEA's assets. Fixed
 interest rates ranging from 8.9% to 10.95%. $4,409,000
 repaid in March 1997. Principal payments of $389,000 per
 quarter plus interest commencing October 1998. Final
 payment of $156,000 plus interest due in July 1999.........    5,682    6,094
CEA revolving loans, interest at floating rates, 7.7% at
 March 1, 1997. Interest payable monthly. Maturity dates
 range from December 1998 to July 1999......................   13,396      --
Bank term loans, collateralized by equipment, with interest
 floating at LIBOR plus 1.75% to 2.0%, principal and
 interest payable monthly, maturities range from 48 months
 to 60 months through March 2002............................    9,341    5,620
Convertible subordinated notes due between March 31, 1997
 and January 31, 1998, bearing interest of 5.0% to 6.0%,
 payable quarterly or semi-annually, and convertible prior
 to maturity at the holder's option at prices ranging from
 $19.97 to $32.70, into 222,000 shares of common stock......    4,864    5,565
City of Aurora, Colorado Industrial Development Bonds,
 Series 1984, collateralized by land and building, interest
 at a floating rate, as defined, ranging from 4.8% in 1995
 to 5.0% at March 1, 1997, payable semi-annually and
 principal installments of varying amounts ($100,000 in 1995 and $200,000 in 1996) payable annually through November
 2009.......................................................    4,380    4,480
Various notes payable due December 2006, variable interest
 rates (4.75% on March 1, 1997 and 5.34% on March 2, 1996),
 collateralized by cash deposits............................    4,015    4,641
Other, interest from 2.9% to 17.4%..........................   28,870   21,810
                                                             -------- --------
Total debt..................................................  645,507  173,983
Less current portion of debt................................   23,802   20,152
                                                             -------- --------
Long-term portion of debt................................... $621,705 $153,831
                                                             ======== ========

                            CORPORATE EXPRESS, INC.

  The annual maturities of debt for succeeding years are as follows:

           FISCAL YEAR                         (IN THOUSANDS)
           -----------                         --------------
           1997...............................    $ 23,802
           1998...............................      10,909
           1999...............................      19,506
           2000...............................     465,627
           2001...............................       2,244
           Thereafter.........................     123,419
                                                  --------
             Total............................    $645,507
                                                  ========

  Certain of the debt agreements contain provisions which require maintenance of the Company's minimum net worth, certain financial ratios, including debt to cash flow and fixed charge coverage, and limit the Company's ability to pay dividends. Delivery's credit facility became due upon the acquisition by the Company but was extended until May 31, 1996, when it was repaid using the Company's line of credit.

  The Company's revolving credit facility (the "Senior Credit Facility") was amended and restated on November 26, 1996 to increase the borrowing capacity from $90,000,000 to $350,000,000, extend the facility termination date to March 31, 2000, lower the cost of its borrowings to LIBOR plus .50%, unsecure the assets of the Company (the previous facility was secured by substantially all of the assets, including accounts receivable and inventory of the Company and its United States subsidiaries), and to make certain other changes. The Senior Credit Facility was previously amended on May 10, 1996 to increase the Company's borrowing capacity from $90,000,000 to $250,000,000, subject to borrowing base and other restrictions and to lower the cost of its borrowings to LIBOR plus 1.25%. On May 31, 1996, the Company borrowed on its Senior Credit Facility and repaid in full the $33,270,000 outstanding revolving credit facility previously established by Delivery. On June 24, 1996, the outstanding amounts under the Senior Credit Facility were paid in full from funds generated from the issuance of the Convertible Notes. Upon this repayment, the borrowing capacity of the Senior Credit Facility was reduced from the amended capacity of $250,000,000 to $90,000,000, subject to borrowing base and other restrictions.

  On June 24, 1996, the Company issued $325,000,000 principal amount of Convertible Notes. The Convertible Notes are convertible into the Company's common stock at a conversion price of $33.33 per share, subject to adjustments under certain conditions. A portion of the proceeds from the sale of the Notes was used to repay the Company's revolving credit facility and an acquisition note payable with the remaining proceeds being used to fund acquisitions and for other general corporate purposes.

  On March 17, 1995, the Company exchanged its 9 1/8% Series A Senior Subordinated Notes due 2004 (the "Series A Notes") for 9 1/8% Series B Senior Subordinated Notes due 2004 (the "Series B Notes"). The terms of the Series B Notes are substantially the same as the Series A Notes, except that the Series B Notes are registered under the Securities Act of 1933. The illiquidity payment of approximately .5% per annum previously payable on the Series A Notes ceased when they were exchanged for the Series B Notes on March 17, 1995, reducing the annual interest rate from 9 5/8% to 9 1/8%. In fiscal 1994, the Company repurchased $10,000,000 principal amount of the Series A Notes.

  The Company's Senior Credit Facility prohibits the distribution of dividends without the prior written consent of the lenders and the Indenture governing the Series B Notes prohibits the Company from paying a dividend which would cause a default under such indenture or which would cause the Company to fail to comply with certain financial covenants.

                            CORPORATE EXPRESS, INC.

  The Company capitalized $3,887,000 and $882,000 of interest expense in fiscal 1996 and 1995, respectively, primarily related to software developed for internal use and the construction of corporate facilities. No interest was capitalized in fiscal 1994.

8. COMMITMENTS AND CONTINGENCIES:

 Operating Leases:

  The Company has various noncancellable operating leases, primarily for warehouse buildings and delivery trucks. Lease expense, net of sublease rentals of $992,000, $30,000, and $127,000 for the years ended March 1, 1997, March 2, 1996, and February 25, 1995 was $54,567,000, $19,195,000, and
$13,906,000, respectively.

  Future minimum lease payments are as follows:

           FISCAL YEAR                         (IN THOUSANDS)
           -----------                         --------------
           1997...............................    $ 42,191
           1998...............................      33,135
           1999...............................      26,340
           2000...............................      18,908
           2001...............................      13,295
           Thereafter.........................      46,950
                                                  --------
           Total..............................     180,819
           Less subleases.....................       1,361
                                                  --------
           Net obligation.....................    $179,458
                                                  ========

  The leases generally are for periods of three to ten years and provide for renewals of one month to five years at the Company's option.

 Capital Leases:

  The Company is the lessee of certain property and equipment under capital leases expiring in various years through 2009. Included in furniture and equipment at March 1, 1997 is $24,511,000 of assets under capital leases and related accumulated depreciation of $9,677,000.

  Future minimum lease payments required under these capital leases are as follows:

           FISCAL YEAR                          (IN THOUSANDS)
           -----------                          --------------
           1997...............................     $ 7,187
           1998...............................       5,397
           1999...............................       3,753
           2000...............................       2,242
           2001...............................       1,070
           Thereafter.........................       2,250
                                                   -------
           Total minimum lease payments.......      21,899
           Less amount representing interest..       4,414
                                                   -------
           Present value of minimum lease
            payments..........................      17,485
           Less current portion of capital
            lease obligations.................       5,940
                                                   -------
           Non-current portion of capital
            lease obligations.................     $11,545
                                                   =======

                            CORPORATE EXPRESS, INC.

 Contingencies:

  In the normal course of business, the Company is subject to certain legal proceedings. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the Company's financial position or operating results. The Company has a dispute with certain of the former shareholders of a company acquired by the Company in fiscal 1996. No legal proceedings have been commenced by these shareholders and the Company cannot determine if any legal action will be initiated, or the results or materiality of any such action.

9. INCOME TAXES:

  Federal, state and foreign income taxes for the fiscal years ended March 1, 1997, March 2, 1996, and February 25, 1995 consisted of the following:

                                                       1996     1995     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   Current
     Federal......................................... $   202  $10,604  $ 7,707
     State...........................................     615    1,089    1,218
     Foreign.........................................   1,943    3,205      --
   Deferred
     Federal.........................................  17,149     (429)  (2,499)
     State...........................................   5,401    1,544     (251)
     Foreign.........................................    (793)     --       --
   Utilization of net operating loss.................     --    (2,247)  (1,051)
   Change in tax status..............................  (2,029)     --       --
   Allocated to goodwill.............................     --       --     4,374
   Allocated to contributed capital..................  11,161      --       --
   Adjustment of beginning valuation allowance.......     --       --    (1,204)
                                                      -------  -------  -------
   Total income tax expense.......................... $33,649  $13,766  $ 8,294
                                                      =======  =======  =======

  The benefit recognized in fiscal 1996 for change in tax status relates to establishing deferred tax assets for an acquired S corporation. The $11,161,000 contribution to capital relates to deductions recognizable only for tax purposes of non-qualified stock options exercised during fiscal 1996.

  At March 1, 1997 the Company had, for United States federal and foreign tax purposes, net operating loss carryforwards of $33,650,000 and alternative minimum tax net operating loss carryforwards of $11,908,000 expiring beginning in 2003.

  Included in the net operating loss carryforwards are losses from acquired subsidiaries. The utilization of these carryforwards may be affected by limitations under the Internal Revenue Code and, therefore, the benefit of these pre-acquisition net operating loss carryforwards may be limited.

                            CORPORATE EXPRESS, INC.

  The components of the net deferred tax assets and liabilities as of March 1, 1997 and March 2, 1996 are as follows:

                                                             MARCH 1,  MARCH 2,
                                                               1997      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
   Deferred tax assets:
     Inventory.............................................. $ 5,999   $ 3,712
     Allowance accounts.....................................   4,532     1,615
     Accrued purchase costs.................................   3,734     1,053
     Insurance reserves.....................................   3,980       271
     Accrued merger and other costs.........................   8,760     6,767
     Vacation and benefits accrual..........................   5,407       396
     Accounting methods.....................................     --      4,066
     Other current..........................................     949     2,240
     Net operating loss carryforwards.......................  13,275     4,879
     Valuation allowance....................................  (6,049)   (2,433)
     Other non-current......................................     784     1,092
                                                             -------   -------
   Total deferred tax assets................................  41,371    23,658
                                                             -------   -------
   Deferred tax liabilities:
     Accounting methods.....................................   4,943     1,650
     Other current..........................................     281       --
     Property, plant and equipment..........................  28,807     4,731
     Intangible assets......................................   3,926     5,886
     Other non-current......................................   1,157       295
                                                             -------   -------
   Total deferred tax liability.............................  39,114    12,562
                                                             -------   -------
   Net deferred tax asset................................... $ 2,257   $11,096
                                                             =======   =======
   Financial Statements
     Current deferred tax assets............................  29,076    18,470
     Non-current deferred tax liabilities...................  26,819     7,374
                                                             -------   -------
   Net deferred tax asset................................... $ 2,257   $11,096
                                                             =======   =======

  The net change in the valuation allowance for deferred taxes in the year ended March 1, 1997 is an increase of $3,616,000, primarily related to net operating losses acquired in the current year. The Company reviewed the need for a valuation allowance and determined that it was more likely than not that certain deferred tax assets of acquired foreign subsidiaries may go unrealized. This increase was partially offset by the lapsing of restrictions placed on the usage of certain net operating losses.

                            CORPORATE EXPRESS, INC.

  A reconciliation of the differences between the Company's expense (benefit) for income taxes and taxes at the statutory rate for the fiscal years ended March 1, 1997, March 2, 1996 and February 25, 1995 is as follows:

                                                      1996     1995     1994
                                                     -------  -------  -------
                                                         (IN THOUSANDS)
   Statutory federal income tax expense............  $25,825  $ 7,692  $ 8,610
   Adjustments:
     State income taxes, net of federal effect.....    3,910    1,521      886
     Foreign income taxes..........................     (123)     461      --
     Merger costs..................................    4,924    4,952      --
     Amortization of goodwill......................    3,693    1,404    1,784
     Untaxed S Corporation earnings and change in
      tax status...................................   (3,514)    (347)    (620)
     Other non-deductible items....................      739      366
     Valuation allowance on tax loss carryforward..      (47)  (2,247)  (2,636)
     Other.........................................   (1,758)     (36)     270
                                                     -------  -------  -------
     Income tax expense............................  $33,649  $13,766  $ 8,294
                                                     =======  =======  =======

10. EMPLOYEE BENEFIT PLANS:

  Effective September 1, 1992, the Company implemented a retirement plan which allows employee contributions in accordance with Section 401(k) of the Internal Revenue Code. The Company matches a portion of the employee's salary and all full-time employees are eligible to participate in the plan after six months of service. For the years ended March 1, 1997, March 2, 1996, and February 25, 1995, the Company's matching contribution expense was $2,204,000, $1,807,000, and $1,704,000, respectively.

  CEA, the Company's majority-owned Australian subsidiary since May 1995, sponsors superannuation funds for its employees (similar to 401(k) plans in the United States). Total matching contributions by the Company for the year ended March 1, 1997 and March 2, 1996 were approximately $1,912,000 and $980,000, respectively.

  Certain of the Delivery pooled companies have qualified defined contribution plans, which allow for voluntary pretax contributions by employees. Expenses related to these plans totaled $316,000, $96,000, and $192,000 during fiscal 1996, 1995, and 1994, respectively.

  Young had a retirement plan which allowed employee contributions in accordance with Section 401(k). Young's matching contribution expenses were $106,000 and $52,000 in fiscal 1995 and 1994, respectively.

  On August 29, 1994, the Company's shareholders approved the adoption of the 1994 Employee Stock Purchase Plan. A maximum of 1,125,000 shares of Common Stock may be purchased by eligible employees under the 1994 Employee Stock Purchase Plan. All full-time employees with six months service at the start of the annual offering period are eligible to participate at contribution levels ranging from 1% to 15% of compensation. Contributions are applied to purchase common stock at a price equal to the lower of the beginning of the year or end of the year market price, less a discount of up to 15%. Contributions to this plan during fiscal 1996 and fiscal 1995 totaled approximately $2,066,000 and $679,000, respectively and purchases under the plan totaled 115,488 and 49,200 shares. There were no contributions to or stock purchases under the 1994 Employee Stock Purchase Plan during fiscal 1994.

  Sofco has an Employee Stock Ownership Plan ("the ESOP") covering substantially all full-time employees. The ESOP invested in the common stock of Sofco which was converted to Corporate Express common stock upon consummation of the acquisition. As of March 1, 1997 and March 2, 1996, the ESOP owned

                            CORPORATE EXPRESS, INC.

1,512,164 shares and 1,303,512 shares, respectively, of Corporate Express common stock or equivalents. Of the shares owned, 329,034 were in escrow as of March 2, 1996. Employer contributions were $436,000 for fiscal 1996, $1,925,000 for fiscal 1995, and $805,000 for fiscal 1994. In December 1990,
Sofco guaranteed a $4,000,000 loan to the ESOP which is collateralized by the stock held in escrow and a security interest in accounts receivable and inventory. The loan had an approximate interest rate of 85% of prime and was repaid in full in August 1996. The loan balance at March 2, 1996 was $1,047,619 and is included in liabilities on the Company's consolidated balance sheets with a corresponding reduction in additional paid-in capital.

11. COMMON STOCK:

  As of March 1, 1997 and March 2, 1996 there were 126,171,467 and 111,954,350 common shares outstanding, respectively (after giving effect to the three-for-two stock split effected in the form of a stock dividend in January 1997). On January 31, 1997, a 50% share dividend of approximately 39,979,000 shares of common stock was distributed to shareholders of record as of January 24, 1997.

  On September 15, 1995, the Company sold 24,486,792 shares in a follow-on public offering of its common stock, and selling shareholders sold 3,113,208 shares at a price of $16.00 per share. Of the $375,200,000 of net proceeds to the Company from the offering, $195,800,000 was used to pay for the prior purchase of the Company shares held by OfficeMax, Inc., the Company's largest shareholder, and $61,000,000 was used to repay existing indebtedness. The remaining proceeds were used to finance the Company's acquisitions and for general corporate purposes.

  On June 21, 1995, a 50% share dividend of approximately 21,075,000 shares of common stock was distributed to shareholders of record as of June 15, 1995.

  On March 30, 1995, a follow-on public offering of 10,155,938 shares of common stock was consummated at a price to the public of $11.12 per share. Of the shares offered, 4,500,000 shares were sold by the Company and 5,655,938 shares were sold by selling security holders, including 397,407 shares issued upon exercise of warrants purchased by the underwriters.

  On September 30, 1994, the Company consummated its initial public offering of 15,750,000 shares of common stock at a price of $7.11 per share. Selling shareholders sold an additional 3,656,250 shares of common stock in the initial public offering. In connection with this offering, the Company effected a one-for-two reverse stock split in August 1994 and converted all of its outstanding preferred stock to common stock on a three-for-two basis in September 1994.

  The Company has authorized 3,000,000 shares of Non-Voting Common Stock, par value $.0002 per share. No shares of the Non-Voting Common Stock are issued or outstanding at March 1, 1997 or March 2, 1996. In addition, the Company has authorized 25,000,000 shares of Preferred Stock, par value $.0001 per share. No shares of Preferred Stock are issued or outstanding at March 1, 1997 or March 2, 1996.

STOCK-BASED COMPENSATION PLANS:

 Options:

  1992 Stock Option Plan. In February 1992, the Company adopted the Corporate Express, Inc. 1992 Stock Option Plan (the "1992 Stock Option Plan"). The 1992 Stock Option Plan was approved by the Company's shareholders in May 1992 and amended in January 1994. Options were granted under the 1992 Stock Option Plan at the fair market value at the time of grant as determined by the Board of Directors or the Compensation

                            CORPORATE EXPRESS, INC.

Committee, based on recent stock transactions. Options granted under the 1992 Stock Option Plan typically vest in equal monthly installments over a five-year period, beginning on the month after the first anniversary of the grant date. The options generally expire on the seventh anniversary of the grant date.

  Executive Plan. In June 1994, the Board of Directors adopted the 1994 Executive Stock Option Plan (the "Executive Plan") which permits the grant of stock options to the Company's executive officers. The Compensation Committee administers the plan and establishes the terms of the options granted, including the number of shares, the exercise price, vesting schedule and termination provisions. The particular terms of each grant are set forth in separate stock option agreements entered into between the Company and the executive officer. The maximum aggregate number of shares of common stock for which options may be granted under this plan originally was 3,375,000 and was increased to 5,625,000 in August 1995, which increase was approved by shareholders in August 1996, and no single executive officer may be granted options covering more than 750,000 shares of common stock in any calendar year. Vesting accelerates upon occurrence of certain conditions, including increases in the Company's stock price and changes in control of the Company. The options expire ten years from the date of grant.

  1994 Stock Option Plan. The 1994 Stock Option and Incentive Plan (the "1994 Stock Option Plan") was adopted by the Board of Directors and approved by shareholders in August 1994. This plan replaced, for future grants, the 1992 Stock Option Plan. The 1994 Stock Option Plan permits the Company to grant incentive stock options and nonqualified stock options. The maximum aggregate number of shares of common stock which may be issued under the 1994 Stock Option Plan was 2,812,500 and was increased to 9,562,500 in March 1996 and approved by the shareholders in August 1996. Options granted under the 1994 Stock Option Plan typically vest in equal monthly installments over a period of five years, beginning in the month after the first anniversary of the grant date. The options generally expire on the seventh anniversary of the grant date. Options and awards that expire, terminate or are cancelled or forfeited will again be available for grant or award under the plan.

  Delivery Plan. Delivery had a stock option plan which was approved by its shareholders in January 1994. On March 1, 1996, effective with the merger with Corporate Express, all Delivery options became vested and were exercisable into shares of common stock, as adjusted to reflect the exchange ratio as defined in the merger agreement.

  UT Plan. UT had stock option plans which, effective with the merger with Corporate Express on November 8, 1996, became vested and were exercisable into shares of common stock, as adjusted to reflect the exchange ratio as defined in the merger agreement.

  Directors Plan. The 1996 Stock Option Plan for Outside Directors (the "Directors Plan") was adopted by the Board of Directors and approved by shareholders in August 1996. The maximum aggregate number of shares of common stock for which options may be granted under this plan is 375,000. Initial options granted under the Directors Plan vest at 40% on the first anniversary of the date of grant, 40% on the second anniversary and the remaining 20% on the third anniversary. All other stock options shall become exercisable at 50% on the first anniversary of the date of grant and the remaining 50% on the second anniversary of the date of grant. Each eligible director who first becomes a member of the Board shall automatically be granted stock options to purchase 37,500 shares on the date of his or her selection or election to the Board. Each eligible director shall also automatically be granted stock options to purchase 15,000 shares on each anniversary of the date of such initial grant (beginning on the second such anniversary).

  Supplemental Plan. The 1996 Supplemental Stock Option Plan (the "Supplemental Plan") was adopted by the Board of Directors in December 1996. The maximum aggregate number of shares of common stock for which options may be granted under this plan is 6,000,000. Option grants under the Supplemental Plan and the terms of the grants are identical to the 1994 Stock Option Plan.

                            CORPORATE EXPRESS, INC.

  The summary of the status of the Company's seven fixed stock option plans as of March 1, 1997, March 2, 1996 and February 25, 1995, and changes during the years ending on those dates is presented below:

                            MARCH 1, 1997      MARCH 2, 1996    FEBRUARY 25, 1995
                          ------------------ ------------------ -----------------
                                   WEIGHTED-          WEIGHTED-         WEIGHTED-
                                    AVERAGE            AVERAGE           AVERAGE
                          SHARES   EXERCISE  SHARES   EXERCISE  SHARES  EXERCISE
                          (000'S)    PRICE   (000'S)    PRICE   (000'S)   PRICE
                          -------  --------- -------  --------- ------- ---------
Outstanding at beginning
 of year................  15,216    $10.90    6,465     $4.57    2,914    $2.88
Granted.................   4,405     21.15    9,872     14.21    4,076     5.74
Exercised...............  (1,686)     5.98     (819)     2.03     (240)    3.83
Forfeited...............  (1,102)    18.46     (302)     7.67     (285)    4.62
                          ------             ------              -----
Outstanding at end of
 year...................  16,833     13.59   15,216     10.90    6,465     4.57
                          ======             ======              =====
Options exercisable at
 year end...............   5,407              3,324                716
Weighted-average fair
 value of options
 granted during the
 year...................  $ 7.61             $ 6.26

  The following table summarizes information about fixed stock options outstanding as of March 1, 1997:

                                      OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                         --------------------------------------------- ----------------------------
                           NUMBER    WEIGHTED-AVERAGE                    NUMBER
                         OUTSTANDING    REMAINING                      EXERCISABLE
        RANGE OF          AT 3/1/97  CONTRACTUAL LIFE WEIGHTED-AVERAGE  AT 3/1/97  WEIGHTED-AVERAGE
    EXERCISE PRICES        (000'S)       IN YEARS      EXERCISE PRICE    (000'S)    EXERCISE PRICE
    ---------------      ----------- ---------------- ---------------- ----------- ----------------
$ .10 to 3.55...........    1,200          3.4             $ 2.99           731         $ 2.92
4.50 to 6.53............    4,114          7.2               5.05         3,622           5.07
7.11 to 11.11...........      756          6.1               8.68           357           8.72
12.45 to 14.67..........    3,323          7.5              13.37           355          12.95
15.38 to 19.83..........    5,209          6.3              19.43           191          16.63
21.75 to 38.70..........    2,231          6.5              23.37           151          29.83
                           ------                                         -----
                           16,833          6.6              13.59         5,407           6.63
                           ======                                         =====

  The Company applies APB Opinion 25 and related interpretations in accounting for the above plans. Accordingly, no compensation cost has been recognized for its fixed stock-based plans. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal 1996 and 1995: risk-free interest rates ranging from 5.38% to 6.58%; expected life of four years; volatility of 35%; dividend yield of 0%. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                                                               YEAR ENDED
                                                            -----------------
                                                            MARCH 1, MARCH 2,
                                                              1997     1996
                                                            -------- --------
   Net income (loss)........................... As reported $40,281   $5,140(1)
                                                Pro forma    32,062   $2,808
   Net income (loss) per common share.......... As reported $  0.31   $ 0.05(1)
                                                Pro forma      0.25     0.03

--------
(1) Net income and net income per common share as reported represent pro forma net income and pro forma net income per common share as adjusted for the effects of pro forma S Corporation taxes as more fully described in Note 13.

                            CORPORATE EXPRESS, INC.

 Warrants:

  As of February 25, 1995, warrants to purchase 1,489,500 shares of the Company's common stock, had been issued with exercise prices of $.02 per share for 6,750 shares, $4.89 per share for 562,500 shares and $1.78 for the remaining 920,250 shares. As of March 1 1997, warrants to purchase 675,000 of common stock were outstanding, with exercise prices of $4.89 per share for 562,500 shares and $1.78 per share for the remaining 112,500 shares. The warrants expire on various dates through January 31, 1999.

  Outstanding warrants to purchase Delivery common stock are vested and exercisable into shares of Corporate Express common stock, effective with the merger with Corporate Express on March 1, 1996, at an exchange ratio as defined in the merger agreement. As of March 1 1997, warrants to purchase 49,950 and 54,000 shares of Corporate Express common stock were outstanding at prices of $5.55 and $9.44 per share, respectively.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the Company has estimated the fair value of its financial instruments using the following methods and assumptions:

  . The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value;

  . The fair value of the Convertible Notes is based on quoted market prices and was approximately $295,750,000 at March 1, 1997;

  . The fair value of the Series B Notes is based on quoted market prices and was approximately $92,025,000 at March 1, 1997;

  . The carrying amounts of the Company's debt, other than the Convertible
    Notes and the Series B Notes, approximates fair value, estimated by discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

13. PRO FORMA NET INCOME:

  The pro forma net income and pro forma net income per share reflects the tax adjustment for a fiscal 1996 acquisition accounted for as a pooling of interests that was previously an S corporation for income tax purposes, as if the acquired company had filed a C corporation tax returns for all periods presented. The effect is as follows:

                                                       FISCAL  FISCAL FISCAL
                                                        1996    1995   1994
                                                       ------- ------ -------
                                                           (IN THOUSANDS)
   Net income before pro forma adjustments, per
    consolidated statements of operations............. $41,996 $5,551 $16,496
   Pro forma provision for income taxes...............   1,715    411     727
                                                       ------- ------ -------
   Pro forma net income............................... $40,281 $5,140 $15,769
                                                       ======= ====== =======

14. INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION

  The Company's major operations consist of providing the distribution of products and services. The product distribution segment has operations in the United States, Australia, New Zealand, Canada, the United Kingdom, Germany, France and Italy. Currently, the largest operations in the international segment are in Australia. Services include same day delivery, distribution and logistics management and call center.

                            CORPORATE EXPRESS, INC.

  Net sales, merger and other nonrecurring charges, operating profit, identifiable assets, capital expenditures and depreciation and amortization pertaining to the industries and geographic areas in which the Company operates are presented below.

INDUSTRY SEGMENTS:

                                               CORPORATE
                                                EXPRESS      PRODUCT
                                              CONSOLIDATED DISTRIBUTION SERVICES
                                              ------------ ------------ --------
                                                        (IN THOUSANDS)
Fiscal year ended March 1, 1997:
  Net sales..................................  $3,196,056   $2,436,296  $759,760
  Merger and other nonrecurring charges......      19,840        8,406    11,434
  Operating profit...........................     100,490       80,396    20,094
  Identifiable assets........................   1,843,977    1,685,716   158,261
  Capital expenditures.......................     119,639      104,432    15,207
  Depreciation and amortization..............      48,736       33,446    15,290
Fiscal year ended March 2, 1996:
  Net sales..................................  $1,890,639   $1,548,175  $342,464
  Merger and other nonrecurring charges......      42,790       29,203    13,587
  Operating profit...........................      38,160       29,191     8,969
  Identifiable assets........................   1,023,365      900,722   122,643
  Capital expenditures.......................      53,124       41,469    11,655
  Depreciation and amortization..............      28,498       19,977     8,521
Fiscal year ended February 25, 1995:
  Net sales..................................  $1,145,151   $  924,886  $220,265
  Operating profit...........................      40,953       29,811    11,142
  Identifiable assets........................     645,309      568,562    76,747
  Capital expenditures.......................      18,670       11,525     7,145
  Depreciation and amortization..............      17,078       12,694     4,384

                            CORPORATE EXPRESS, INC.

GEOGRAPHICAL SEGMENTS:

                                            CORPORATE
                                             EXPRESS     DOMESTIC  INTERNATIONAL
                                           CONSOLIDATED OPERATIONS  OPERATIONS
                                           ------------ ---------- -------------
                                                      (IN THOUSANDS)
Fiscal year ended March 1, 1997:
  Net sales...............................  $3,196,056  $2,630,930   $565,126
  Merger and other nonrecurring charges...      19,840      18,511      1,329
  Operating profit........................     100,490      95,788      4,702
  Identifiable assets.....................   1,843,977   1,519,152    324,825
  Capital expenditures....................     119,639     108,655     10,984
  Depreciation and amortization...........      48,736      41,598      7,138
Fiscal year ended March 2, 1996:
  Net sales...............................  $1,890,639  $1,652,438   $238,201
  Merger and other nonrecurring charges...      42,790      42,790        --
  Operating profit........................      38,160      28,943      9,217
  Identifiable assets.....................   1,023,365     868,227    155,138
  Capital expenditures....................      53,124      50,963      2,161
  Depreciation and amortization...........      28,498      26,010      2,488
Fiscal year ended February 25, 1995:
  Net sales...............................  $1,145,151  $1,143,457   $  1,694
  Operating profit........................      40,953      40,939         14
  Identifiable assets.....................     645,309     641,898      3,411
  Capital expenditures....................      18,670      18,665          5
  Depreciation and amortization...........      17,078      17,066         12

                            CORPORATE EXPRESS, INC.

15. QUARTERLY FINANCIAL DATA (UNAUDITED):(A)

                                    FIRST    SECOND     THIRD       FOURTH
                                   QUARTER   QUARTER   QUARTER      QUARTER
                                  --------- --------- ---------    ---------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal year ended March 1, 1997:
  Net sales.....................  $ 650,861 $ 755,009 $ 889,563    $ 900,623
  Gross profit..................    164,329   182,814   217,197      213,970
  Net income....................     12,082    13,417     9,290(b)     7,208(b)
  Pro forma net income..........     11,752    13,090     8,918        6,521
  Pro forma net income per
   common share.................        .09       .10       .07          .05
Fiscal year ended March 2, 1996:
  Net sales.....................  $ 394,115 $ 452,540 $ 493,725    $ 550,259
  Gross profit..................     99,211   111,075   125,670      131,365
  Income(loss) from continuing
   operations...................      7,154     7,637    11,898      (19,913)
  Net income (loss).............      6,069     7,637    11,898      (20,053)(c)
  Pro forma income (loss) from
   continuing operations........      7,236     7,501    11,691      (20,064)
  Pro forma net income (loss)...      6,152     7,501    11,691      (20,204)
  Pro forma income (loss) from
   continuing operations per
   common share.................        .07       .07       .10         (.18)
  Pro forma net income (loss)
   per common share.............        .06       .07       .10         (.18)

--------
(a) Quarterly amounts have been restated to include the accounts and operations of HMI, Sofco, Nimsa and UT for fiscal 1996, and HMI, Sofco, Nimsa, Delivery and Young for fiscal 1995.
(b) In the third and fourth quarters of fiscal 1996, the Company recognized pretax charges of $12.4 million and $7.5 million, respectively, related to merger and other nonrecurring items.
(c) In the fourth quarter of fiscal 1995, the Company recognized pretax charges of $42.8 million related to merger and other nonrecurring items.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  No change of accountants or disagreements on any matter of accounting principles or financial statement disclosures have occurred within the last two years.

                                   PART III

  The information called for by Item 10, Directors and Executive Officers of the Registrant; Item 11, Executive Compensation; Item 12, Security Ownership of Certain Beneficial Owners and Management; and Item 13, Certain Relationships and Related Transactions, is incorporated herein by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Shareholders, presently scheduled to be held on July 17, 1997, which will be filed with the Securities and Exchange Commission within 120 days from the end of the Registrant's fiscal year.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

  (a) 1. Financial Statements of the Company and its Consolidated Subsidiaries

    Report of Independent Accountants
    Consolidated Balance Sheets as of March 1, 1997 and March 2, 1996 Consolidated Statements of Operations for the fiscal years ended March
     1, 1997, March 2, 1996, and February 25, 1995
    Consolidated Statements of Shareholders' Equity for the fiscal years ended March 1, 1997, March 2, 1996, and February 25, 1995 Consolidated Statements of Cash Flows for the fiscal years ended March
     1, 1997, March 2, 1996, and February 25, 1995
    Notes to Consolidated Financial Statements

  2. Financial Statement Schedules

    II. Valuation and Qualifying Accounts

  3. Exhibits

    The following exhibits are incorporated in this report by reference or included and submitted with this report, as indicated. Except as otherwise noted, the exhibit has previously been filed as an exhibit to the Company's Registration Statement on Form S-1, File No. 33-81924 (the "Registration Statement"), and is incorporated herein by reference.

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
     3.1   Articles of Amendment and Restatement of the Articles of
           Incorporation of Corporate Express, Inc., a Colorado corporation
           (the "Company"), filed on September 30, 1994.
    *3.2   Articles of Amendment and Restatement of the Company, filed on
           August 22, 1996.
     3.3   Amended and Restated By-Laws of the Company.
     4.1   Specimen Common Stock Certificate of the Company.
     4.2   Form of Warrant Agreement.
     4.3   Indenture dated as of February 28, 1994 by and among the Company, and the Guarantors named therein and First Trust National
           Association for the $100,000,000 9 1/8% Senior Subordinated Notes.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
     4.4   Note Purchase Agreement dated February 22, 1994 by and among the
           Company, McQuiddy Holdings Inc., McQuiddy Office Designers, Inc.,
           New Jersey Office Supply Inc., Ross-Martin Company Inc., Scott Rice
           Company Inc., Schwabacher/Frey, Inc., Bayless Stationers, Inc.,
           Donaldson, Lufkin & Jenrette Securities Corporation and Alex. Brown
           & Sons Incorporated.
     4.5   Recapitalization Agreement dated December 3, 1991, by and between the Company, J.P. Morgan Investment Corporation ("J.P. Morgan") and
           Shareholders.
     4.6   Recapitalization Agreement dated August 29, 1992 by and among the
           Company, J.P. Morgan and certain shareholders.
     4.7   Indenture dated as of June 24, 1996 by and among the Company and
           Bankers Trust Company, as trustee, for the 4 1/2% Convertible Notes due July 1, 2000 (including Form of Notes) (incorporated by reference to the Company's Registration Statement on Form S-3, File
           No. 333-12451).
     4.8   First Supplemental Indenture dated as of October 15, 1996 relating to the Company's 4 1/2% Convertible Notes (incorporated by reference to the Company's Registration Statement on Form S-3, File No. 333-
           12451).
     4.9   Form of 4 1/2% Convertible Note (incorporated by reference to the
           Company's Registration Statement on Form S-3, File No. 333-12451).
    10.1   Employment Agreement dated as of August 25, 1993, by and between the
           Company and Robert King, as amended effective July 15, 1994.
    10.2   Amended and Restated 1992 Stock Option Plan, Form of Non-qualified
           Stock Option Agreement and Form of Incentive Stock Option Agreement.
    10.3   1994 Executive Stock Option Plan.
    10.4   Form of Indemnification Agreement between the Company and its officers and directors.
    10.5   1994 Stock Option and Incentive Plan.
    10.6   1994 Employee Stock Purchase Plan.
    10.7   Employment Agreement dated as of July 31, 1995 by and between the
           Company and Sam Leno (incorporated by reference to the Company's
           Registration Statement on Form S-1, File No. 33-95902).
    10.8   Agreement among the Company, Synergom, Inc. and OfficeMax, Inc.
           dated as of August 25, 1995 (incorporated by reference to the
           Company's Registration Statement on Form S-1, File No. 33-95902).
    10.9   Agreement and Plan of Merger dated as of January 6, 1996 among the
           Company, Delivery Systems, Inc. and DSU Acquisition Corp., as
           amended (incorporated by reference to the Company's Registration
           Statement on Form S-4, File No. 333-288).
    10.10  Agreement and Plan of Merger dated as of February 8, 1996 by and among the Company, CEX Acquisition Corp., Young, Richard Young, HCC
           Investments, Inc., Juliet Challenger, Inc. and Wilmington
           Securities, Inc. (incorporated by reference to the Company's
           Registration Statement on Form S-4, File No. 333-288).
    10.11  Stock Purchase Agreement dated April 22, 1996 by and among the
           Company, ASAP Software Express, Inc. and the shareholders of ASAP
           Software Express, Inc. (incorporated by reference to the Company's
           Form 8-K dated May 15, 1996).
   *10.12  Corporate Express, Inc. Supplemental Stock Option Plan.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    10.13  Amended and Restated Credit Agreement, dated as of November 26, 1996 by and among CEX Holdings, Inc., as borrower, the Company, as a guarantor, the lenders named therein and The First National Bank of
           Chicago, as agent (incorporated by reference to the Company's
           Quarterly Report on Form 10-Q for the period ended November 30,
           1996).
    10.14  Agreement and Plan of Merger dated as of September 10, 1996 among the Company, United TransNet, Inc. and Bevo Acquisition Corp., Inc.
           (incorporated by reference to the Company's Registration Statement on Form S-4, File No. 333-13217).
   *11.1   Statement regarding Computation of Net Income Per Share.
   *21.1   List of Subsidiaries.
   *23.1   Consent of Independent Accountants.
   *27.1   Financial Data Schedule.

--------
* Filed herewith.

  (b) Reports on Form 8-K

    None.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          Corporate Express, Inc.
                                             (Registrant)

                                                      /s/ Sam R. Leno
                                          By: _________________________________
                                                        SAM R. LENO
                                             EXECUTIVE VICE PRESIDENT ANDCHIEF
                                                     FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

          /s/ Jirka Rysavy             Chairman of the           May 14, 1997
-------------------------------------   Board and Chief
            JIRKA RYSAVY                Executive Officer
                                        (Principal
                                        Executive Officer)

         /s/ Robert L. King            President, Chief          May 14, 1997
-------------------------------------   Operating Officer
           ROBERT L. KING               and Director

         /s/ Gary M. Jacobs            Executive Vice            May 14, 1997
-------------------------------------   President and
           GARY M. JACOBS               Secretary

           /s/ Sam R. Leno             Executive Vice            May 14, 1997
-------------------------------------   President and Chief
             SAM R. LENO                Financial Officer
                                        (Principal
                                        Financial Officer)

        /s/ Joanne C. Farver           Vice President,           May 14, 1997
-------------------------------------   Controller
          JOANNE C. FARVER              (Principal
                                        Accounting Officer)

            /s/ Mo Siegal              Director                  May 14, 1997
-------------------------------------
              MO SIEGAL

         /s/ Janet A. Hickey           Director                  May 14, 1997
-------------------------------------
           JANET A. HICKEY

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED FEBRUARY 25, 1995, AND THE PERIODS ENDED MARCH 2, 1996 AND MARCH 1,
                                    1997(A)
                                (IN THOUSANDS)

                         BALANCE AT CHARGED TO CHARGED TO              BALANCE
                         BEGINNING  COSTS AND    OTHER                 AT END
                         OF PERIOD   EXPENSES   ACCOUNTS   DEDUCTIONS OF PERIOD
                         ---------- ---------- ----------  ---------- ---------
Allowance for Doubtful
 Accounts:
  Year ended February
   25, 1995.............   $4,090    $ 2,460     $1,050(b)  $(1,610)   $5,990
  Period ended March 2,
   1996.................    5,990      4,226      1,633(b)   (4,885)    6,964
  Period ended March 1,
   1997.................    6,964      6,152      5,324(d)   (5,436)   13,004
Inventory Reserve:
  Year ended February
   25, 1995.............   $5,145    $ 2,564     $  330(c)  $  (850)   $7,189
  Period ended March 2,
   1996.................    7,189      1,212                   (259)    8,142
  Period ended March 1,
   1997.................    8,142      4,306                 (3,546)    8,902
Discontinued Operations
 Reserve:
  Year ended February
   25, 1995.............   $1,138    $   --      $  --      $  (697)   $  441
  Period ended March 2,
   1996.................      441        --         --         (222)      219
  Period ended March 1,
   1997.................      219        --         --         (183)       36
Valuation Allowance for
 Deferred Tax Assets:
  Year ended February
   25, 1995.............   $5,145    $(2,636)    $2,345     $   --     $4,854
  Period ended March 2,
   1996.................    4,854     (2,247)      (174)        --      2,433
  Period ended March 1,
   1997.................    2,433        (47)     3,663(b)      --      6,049

--------
(a) The period ended March 1, 1997 includes the twelve months ended March 1, 1997 for Corporate Express, Inc., and the fourteen months ended March 1, 1997 for Hermann Marketing, Inc. as each company had different fiscal year ends. The period ended March 2, 1996 includes the twelve months ended March 2, 1996 for Corporate Express, Inc., the fourteen months ended March 2, 1996 for Delivery, the seventeen months ended March 2, 1996 for Young, and the nine months ended March 2, 1996 for Sofco, as each company had different fiscal year ends.
(b) Represents additional allowances as a result of the purchase acquisitions and UT, which was accounted for as a pooling of interests effective March 3, 1996.
(c) Represents inventory reserve for Lucas pooling.

                                                                     APPENDIX IV

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-Q


             (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended May 31, 1997

                                      OR

             ( )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM          TO
                                             --------    -------

                       Commission File No.    0-24642
                                           --------------


                            CORPORATE EXPRESS, INC.
                      -----------------------------------
            (Exact name of registrant as specified in its charter)


           Colorado                                      84-0978360
  -------------------------------                      ---------------
    (State of incorporation or                         (I.R.S. Employer
         organization)                                 Identification No.)


      1 Environmental Way
      Broomfield, Colorado                                   80021
   ----------------------------                         ----------------
(Address of principal executive offices)                   (Zip Code)


      Registrant's telephone number, including area code:  (303) 664-2000


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes     X            No
                        ----------          ----------


     The number of shares of the registrant's common stock, par value $.0002 per share, outstanding as of July 9, 1997 was 129,381,953.

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements



                            CORPORATE EXPRESS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)


ASSETS
                                                                                May 31,               March 1,
                                                                                 1997                  1997
                                                                           -----------------     ------------------
                                                                             (Unaudited)

Current assets:
  Cash and cash equivalents                                                     $    28,748            $    54,499
  Trade accounts receivable, net of allowance
    of $14,244 and $13,004, respectively                                            493,855                494,199
  Notes and other receivables                                                        48,344                 55,530
  Inventories                                                                       191,939                187,558
  Deferred income taxes                                                              26,752                 29,076
  Other current assets                                                               31,484                 28,548
                                                                                -----------            -----------
          Total current assets                                                      821,122                849,410

Property and equipment:
  Land                                                                               13,955                 14,105
  Buildings and leasehold improvements                                              110,954                106,824
  Furniture and equipment                                                           266,693                249,693
                                                                                -----------            -----------
                                                                                    391,602                370,622
  Less accumulated depreciation                                                    (113,490)              (106,891)
                                                                                -----------            -----------
                                                                                    278,112                263,731

Goodwill, net of $41,167 and $36,471 of accumulated
  amortization, respectively                                                        676,064                671,967
Other assets, net                                                                    64,792                 58,869
                                                                                -----------            -----------

          Total assets                                                          $ 1,840,090            $ 1,843,977
                                                                                ===========            ===========



  The accompanying notes are an integral part of the consolidated financial statements.

                             CORPORATE EXPRESS, INC.

                                 (In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                 May 31,                     March 1,
                                                                                   1997                        1997
                                                                            -------------------         -------------------
                                                                               (Unaudited)
Current liabilities:
  Accounts payable - trade                                                      $      284,169              $      292,041
  Accounts payable - acquisitions                                                        3,243                       5,078
  Accrued payroll and benefits                                                          55,889                      45,512
  Accrued purchase costs                                                                10,538                      12,888
  Accrued merger and related costs                                                      14,968                      18,484
  Other accrued liabilities                                                             39,014                      52,012
  Current portion of long-term debt and capital leases                                  27,356                      29,742
                                                                                --------------              --------------
     Total current liabilities                                                         435,177                     455,757

Capital lease obligations                                                               11,397                      11,545
Long-term debt                                                                         617,265                     621,705
Deferred income taxes                                                                   35,110                      26,819
Minority interest in subsidiaries                                                       26,375                      22,015
Other non-current liabilities                                                           11,650                      12,529
                                                                                --------------              --------------
     Total liabilities                                                               1,136,974                   1,150,370

Contingencies (Note 5)

Shareholders' equity:
  Preferred stock, $.0001 par value, 25,000,000 shares
    authorized, none issued or outstanding                                                 -                           -
  Common stock, $.0002 par value, 300,000,000 shares
    authorized, 126,606,188 and 126,171,467 shares                                          25                          25
    issued and outstanding, respectively
  Common stock, non-voting, $.0002 par value, 3,000,000
    shares authorized, none issued or outstanding                                          -                           -
  Additional paid-in capital                                                           646,793                     646,536
  Retained earnings                                                                     58,244                      48,222
  Foreign currency translation adjustments                                              (1,946)                     (1,176)
                                                                                --------------              --------------
     Total shareholders' equity                                                        703,116                     693,607
                                                                                --------------              --------------

          Total liabilities and shareholders' equity                            $    1,840,090              $    1,843,977
                                                                                ==============              ==============


   The accompanying notes are an integral part of the consolidated financial statements.

                             CORPORATE EXPRESS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                                  Three Months Ended
                                                                        ----------------------------------------
                                                                             May 31,                June 1,
                                                                              1997                   1996
                                                                        ------------------     -----------------
                                                                                       (Unaudited)

Net sales                                                                    $ 913,342             $ 650,861
Cost of sales                                                                  699,114               486,532
                                                                             ---------             ---------
     Gross profit                                                              214,228               164,329

Warehouse operating and selling expenses                                       159,043               117,440
Corporate general and administrative expenses                                   29,483                21,238
                                                                             ---------             ---------
     Operating profit                                                           25,702                25,651

Interest expense, net                                                            9,915                 4,704
                                                                             ---------             ---------
     Income before income taxes                                                 15,787                20,947

Income tax expense                                                               6,710                 8,635
                                                                             ---------             ---------
Income before minority interest                                                  9,077                12,312
Minority interest (income) expense                                                (945)                  230
                                                                             ---------             ---------

Net income                                                                   $  10,022             $  12,082
                                                                             =========             =========

Pro forma net income                                                         $  10,022             $  11,752
                                                                             =========             =========

Pro forma net income per share (Note 6)                                      $     .08             $     .09
                                                                             =========             =========

Weighted average common shares outstanding                                     130,246               127,362
                                                                             =========             =========


   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                             Three Months Ended
                                                                    ------------------------------------
                                                                        May 31,              June 1,
                                                                          1997                1996
                                                                    ---------------      ---------------
                                                                                 (Unaudited)
Cash flows from operating activities:
  Net income                                                            $    10,022          $    12,082
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                                            9,751                6,256
      Amortization                                                            5,493                3,580
      Adjustment to conform fiscal years                                          -                  204
      Minority interest                                                        (945)                 230
      Other                                                                     438                 (509)
  Changes in assets and liabilities, excluding acquisitions:
      Decrease in accounts receivable                                        11,367               11,850
      Increase in inventory                                                  (3,845)              (4,767)
      Decrease (increase) in other current assets                               861                 (719)
      Decrease (increase) in other assets                                    (3,188)               3,129
      Decrease in accounts payable                                           (8,561)             (15,173)
      Decrease in accrued liabilities                                        (1,196)             (12,090)
                                                                        -----------          -----------
Net cash provided by operating activities                                    20,197                4,073
                                                                        -----------          -----------

Cash flows from investing activities:
  Proceeds from sale of assets                                                  598                  518
  Capital expenditures                                                      (23,869)             (29,740)
  Payment for acquisitions, net of cash acquired                            (11,295)             (75,718)
  Other                                                                      (1,225)                 (63)
                                                                        -----------          -----------
Net cash used in investing activities                                       (35,791)            (105,003)
                                                                        -----------          -----------

Cash flows from financing activities:
  Issuance of  common stock                                                   2,684                3,594
  Issuance of subsidiary common stock                                         2,434                    -
  Debt issuance costs                                                          (104)                (375)
  Proceeds from long-term borrowings                                          7,383                7,832
  Repayments of long-term borrowings                                        (15,947)              (7,101)
  Proceeds from short-term borrowings                                         3,625                  970
  Repayments of short-term borrowings                                        (2,063)                (710)
  Net (payments on) proceeds from line of credit                             (8,092)              98,991
  Other                                                                          47               (1,927)
                                                                        -----------          -----------
Net cash (used in) provided by financing activities                         (10,033)             101,274
Effect of foreign currency exchange rate changes on cash                       (124)                 177
                                                                        -----------          -----------
(Decrease) increase in cash and cash equivalents                            (25,751)                 521
Cash and cash equivalents, beginning of period                               54,499               29,813
                                                                        -----------          -----------
Cash and cash equivalents, end of period                                $    28,748          $    30,334
                                                                        ===========          ===========

 The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

Supplemental schedule of noncash investing and financing activities:

     Capital lease obligations in the amount of $1,725,000 and $2,004,000 were incurred during the three months ended May 31, 1997 and June 1, 1996, respectively, for equipment and software.

     During the three months ended May 31, 1997, the Company acquired six contract stationers for a net cash purchase price of $7,941,000 and approximately 18,000 shares of common stock. During the three months ended June 1, 1996, the Company acquired 14 contract stationers, one software distributor, and five delivery operations for a net cash purchase price of $72,780,000, a note payable of $45,111,000 and approximately 228,000 shares of common stock.
In conjunction with these acquisitions, liabilities were assumed as follows:


                                                         Three Months Ended
                                                         ------------------
                                                         May 31,   June 1,
                                                          1997       1996
                                                         -------   --------
                                                           (In thousands)
                                                            (Unaudited)
Fair value of assets and goodwill acquired               $14,586   $189,597
Cash paid, net of cash acquired                           (7,941)   (72,780)
Issuance of notes payable                                     --    (45,111)
Issuance of stock                                           (165)    (6,785)
Purchase price payable, included
 in current liabilities                                     ( 25)    (1,973)
                                                         -------   --------
Liabilities assumed                                      $ 6,455   $ 62,948
                                                         =======   ========

     In addition to the amounts set forth above, during the three months ended May 31, 1997 and June 1, 1996, the Company paid $3,354,000 and $2,938,000, respectively, for prior period acquisitions.

     In November 1996, the Company reflected in the consolidated financial statements its acquisition of the remaining 49% interest in Corporate Express United Kingdom; however, as of May 31, 1997 this transaction had not been completed as consideration for the transaction was not transferred on a timely basis. Accordingly, the adjustment to this transaction has been recorded as a reduction to equity and goodwill with an offsetting increase to minority interest. The impact on prior period results was not material. On July 1, 1997, the acquisition of this minority interest was completed.

     During the three months ended May 31, 1997, the Company issued 342,000 shares of common stock related to acquisitions that closed in fiscal 1996.



   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS


1. Basis of Presentation and Significant Accounting Policies

   The consolidated financial statements include the accounts of Corporate Express, Inc. ("Corporate Express" or the "Company") and its majority-owned subsidiaries. The following acquisitions were accounted for as poolings of interests and, accordingly, the accompanying financial statements have been restated to include their accounts and operations:

   .  Nimsa S.A. ("Nimsa") was acquired by the Company on October 31, 1996.
   . Bevo Acquisition Corp., Inc., a wholly-owned subsidiary of the Company, was merged with and into United TransNet, Inc. ("UT") on November 8, 1996.
   . IMS Acquisition, Inc., a wholly-owned subsidiary of the Company, was merged with and into Sofco Mead, Inc. ("Sofco") on January 24, 1997.
   . H.M. Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Hermann Marketing, Inc. ("HMI") on January 30, 1997.

   Acquisitions accounted for as purchases are included in the accounts and operations as of the effective date of the transaction and immaterial acquisitions accounted for as poolings of interests are included in the accounts and operations as of the beginning of the fiscal quarter in which the transaction is effective. The Company accounts for its investments in less than 50% owned entities using the equity or cost methods. All intercompany balances and transactions have been eliminated.

   These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim periods presented. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report on Form 10-K for the year ended March 1, 1997.

   Certain of the Company's locations calculate cost of sales using an estimated gross profit method for interim periods. Cost of sales at these locations are adjusted based on physical inventories which are performed no less than once a year.

   New Accounting Standards:

   In the fourth quarter of fiscal 1997, the Company will adopt SFAS No. 128, "Earnings per Share." This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, "Earnings per Share" and makes them comparable to international EPS standards. Had SFAS No. 128 been effective during the three months ended May 31, 1997 and June 1, 1996, (i) "Basic earnings per share" under SFAS No. 128 would have been $.08 and $.10, respectively, and
(ii) "Dilutive earnings per share" under SFAS No. 128 would have been $.08 and $.09, respectively.

2.  Accrued Purchase Costs

    In conjunction with purchase acquisitions, the Company accrues certain of the direct external costs incurred to consummate the acquisition, external costs associated with closing duplicate facilities of acquired companies, and severance and relocation payments for the acquired company's employees.

    The following table sets forth activity in the Company's accrued purchase liability accounts for the period ended May 31, 1997:


                                                                             Disposition
                                         Facility     Redundant               of Assets
                             Total      Exit Costs   Facilities   Severance    & Other
                          ------------  -----------  -----------  ----------  --------
                                                   (In thousands)
Balance, March 1, 1997        $12,888       $1,845       $3,269     $ 6,149    $1,625
Additions/Adjustments             680          327          135         365      (147)
Payments                       (2,994)        (753)        (401)     (1,792)      (48)
Reversals to goodwill             (36)          --           (4)        (32)       --
                              -------       ------       ------     -------    ------
Balance, May 31, 1997         $10,538       $1,419       $2,999     $ 4,690    $1,430
                              =======       ======       ======     =======    ======

3.  Merger and Other Nonrecurring Charges

    During the third and fourth quarters of fiscal 1996, the Company recorded an estimated net merger and other nonrecurring charge of $19,840,000 in connection with the Company's acquisition of UT, Nimsa, HMI and Sofco. The following table sets forth the usage of this charge for the three months ended May 31, 1997:


                                          Balance      Cash    Non-Cash   Balance
                                           3/1/97  Payments      Usage    5/31/97
                                          -------   -------      -----   --------
  Merger transaction costs (1)            $ 2,568   $  (523)        --   $  2,045
  Severance and terminations (2)            4,573    (1,096)        --      3,477
  Facility closure and consolidation (3)    3,473      (193)        --      3,280
                                          -------   -------      -----   --------
  Accrued merger and related costs,
   balance                                 10,614    (1,812)        --      8,802
  Other asset write-downs and costs (4)     2,049        --      $(134)     1,915
                                          -------   -------      -----   --------
      Total                               $12,663   $(1,812)     $(134)  $ 10,717
                                          =======   =======      =====   ========

(1) Remaining merger transaction costs are primarily for the UT acquisition.
(2) Severance and employee termination costs are related to the elimination of duplicate management positions and facility closures and consolidations. Approximately 203 of the 485 employees originally estimated to be terminated have been terminated as of May 31, 1997.
(3) Of the 115 facilities estimated to be closed or consolidated, 31 have been closed or consolidated as of May 31, 1997.
(4) Other asset write-downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the UT acquisition.

    During the fourth quarter of fiscal 1995, the Company recorded $36,838,000 in merger and other nonrecurring charges. This liability was adjusted by $7,571,000 in the third quarter of fiscal 1996 to reflect the actual merger transaction costs incurred and revised plans primarily as a result of the integration of UT with U.S. Delivery Systems, Inc. ("Delivery"). The following table sets forth the usage of this charge for the three months ended May 31,1997:


                                           Balance      Cash    Non-Cash   Balance
                                           3/1//97  Payments      Usage    5/31/97
                                          --------   -------     ------   --------
  Merger transaction costs (1)            $  1,514   $  (979)        --   $    535
  Severance and terminations (2)             3,092      (303)        --      2,789
  Facility closure and consolidation (3)     3,264      (422)        --      2,842
                                          --------   -------     ------   --------
  Accrued merger and related costs,
   balance                                   7,870    (1,704)                6,166
  Other asset write-downs and costs (4)      2,103        --     $ (208)     1,895
                                          --------   -------     ------   --------
      Total                               $  9,973   $(1,704)    $ (208)  $  8,061
                                          ========   =======     ======   ========

(1) Remaining merger transactions costs represent the estimated contract buy-outs for certain former Delivery employees and other transaction costs.
(2) Approximately 61 of the 482 employees originally estimated to be terminated have been terminated as of May 31, 1997.
(3) Of the 70 facilities originally estimated to be closed or consolidated, 34 have been closed or consolidated as of May 31, 1997.
(4) Other asset write downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the consolidation projects.

4.  Pro Forma Acquisition Results

    On May 15, 1996, the company acquired all of the outstanding capital stock of ASAP Software Express, Inc. ("ASAP"), a leading distributor of software to large corporations for a purchase price of approximately $98,000,000, subject to certain adjustments. The excess of the purchase price over the fair market value of the net tangible assets acquired was allocated to goodwill and is being amortized over 40 years.

    The operating results of ASAP are included in the Company's consolidated statement of operations from the effective date of the acquisition. The following pro forma financial information assumes the ASAP acquisition occurred at the beginning of the three month period ended June 1, 1996. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period or of results which may occur in the future. The pro forma results listed below are unaudited and reflect purchase price adjustments.


                                                Three Months Ended
                                                    June 1, 1996
                                              -----------------------
                                    (In thousands, except per share amounts)
     Net sales                                        $676,620
     Net income                                         12,751
     Net income per share                                 0.10

5.  Contingencies

    In the normal course of business, the Company is subject to certain legal proceedings. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the Company's financial position or operating results. The Company has a dispute with certain of the former shareholders of a company acquired by the Company in fiscal 1996. No legal proceedings have been commenced by these shareholders, and the Company cannot determine if any legal action will be initiated, or the results or materiality of any such action.

6.  Pro Forma Net Income:

    The pro forma net income and pro forma net income per share reflects the tax adjustment for a fiscal 1996 acquisition accounted for as a pooling of interests that was previously an S corporation for income tax purposes, as if the acquired company had filed a C corporation tax return for all periods presented. The effect is as follows:


                                                  Three Months Ended
                                                     June 1, 1996
                                                  ------------------

  Net income before pro forma adjustments, per
    consolidated statements of operations               $12,082
  Pro forma provision for income taxes                      330
                                                        -------
  Pro forma net income                                  $11,752
                                                        =======

  Item 2  --  Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

Results of Operations

     Net Sales. Consolidated net sales increased 40.3% to $913,342,000 in the three months ended May 31, 1997 from $650,861,000 in the three months ended June 1, 1996. Net sales for the Company's product distribution business increased 44.1% to $700,322,000 in the three months ended May 31, 1997 from $486,056,000 in the three months ended June 1, 1996 while net sales in the service business increased 29.3% to $213,020,000 in the three months ended May 31, 1997 from $164,805,000 in the prior year period. These increases were primarily attributable to 86 acquisitions since June 1, 1996. Also contributing to the sales increase was strong internal growth reflecting increased market penetration in product distribution.

     International operations accounted for 19.1% of total sales or $174,377,000 in the three months ended May 31, 1997 and 14.5% of total sales or $94,500,000 in the three months ended June 1, 1996. The Company has expanded its international operations since June 1, 1996 to include operations in New Zealand, Germany, France and Italy.

     Gross Profit. Cost of sales includes merchandise, occupancy and delivery costs. Gross profit as a percentage of sales was 23.5% for the three months ended May 31, 1997 and 25.2% for the three months ended June 1, 1996. The decrease in gross profit is primarily attributable to the addition of a desktop software line of products, which has substantially lower merchandise profit margins, and the delivery operations, which have reduced gross profit margins as a result of increases in driver and vehicle related costs and pricing issues. Also impacting gross profit were higher delivery cost structures associated with recent acquisitions partially offset by increased vendor rebates reflecting the integration of acquisitions to common vendors.

     Warehouse Operating and Selling Expenses. Warehouse operating and selling expenses as a percentage of sales decreased to 17.4% for the three months ended May 31, 1997 from 18.0% for the three months ended June 1, 1996. The improvement in operating expenses as a percentage of sales primarily reflects the recent consolidation cost savings and elimination of duplicative administrative functions in the delivery segment. Warehouse operating and selling expenses increased to $159,043,000 in the three months ended May 31, 1997 from $117,440,000 in the three months ended June 1, 1996. This increase is primarily attributable to the 40.3% increase in net sales in the comparable three-month period.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses include central expenses incurred to provide corporate oversight and support for regional operations and goodwill amortization. Corporate general and administrative expenses increased to $29,483,000 in the three months ended May 31, 1997 from $21,238,000 in the three months ended June 1, 1996. This increase reflects the costs associated with developing a larger corporate staff to support the expanded operations, including an expanded information systems staff, and increased goodwill amortization resulting from purchase acquisitions since June 1996. As a percentage of net sales, corporate general and administrative expenses decreased to 3.2% in the three months ended May 31, 1997 from 3.3% in the three months ended June 1, 1996, which reflects the leveraging of these expenses as the Company's sales increase.

     Operating Profit. Consolidated operating profit was $25,702,000, or 2.8% of net sales, for the three months ended May 31, 1997 compared to consolidated operating profit of $25,651,000, or 3.9% of net sales, for the three months ended June 1, 1996. Operating profit for the product distribution segment increased to $18,533,000, or 2.6% of product distribution net sales, in the three months ended May 31, 1997 from $17,951,000, or 3.7% of product distribution net sales, in the three months ended June 1, 1996. The decrease in operating profit as a percentage of product distribution net sales primarily reflects decreased international operating profits and the large number of acquisitions which have lowered operating margins in the last twelve months. Operating profit for the service segment decreased to $7,169,000, or 3.4% of service net revenues, in the three months ended May 31, 1997 from $7,701,000, or 4.7% of service net revenues, in the three months ended June 1, 1996. The decrease in operating profit for the service segment reflects the weak performance at several delivery locations and expenses related to consolidation projects. Operating profit for international operations decreased to 1.2% of net international sales in the three months ended May 31, 1997 from 2.4% in the three months ended June 1, 1996 primarily reflecting operating losses in Australia and the United Kingdom, due to consolidation efforts, partially offset by increased operating profits in Canada and France.

     Interest Expense. Net interest expense of $9,915,000 in the three months ended May 31, 1997 increased from $4,704,000 in the three months ended June 1, 1996. The increase in net interest expense reflects increased Company debt including the interest on the $325,000,000 principal amount of 4.5% Convertible Notes due July 1, 2000 which were issued June 24, 1996 (the "Convertible Notes"), and interest expense for borrowings to fund international and domestic expansion.

     Minority Interest. Minority interest income of $945,000 in the three months ended May 31, 1997 compares to an expense of $230,000 in the three months ended June 1, 1996. The minority interest income reflects the 47.4% and 49% minority interests in the operating losses at Corporate Express Australia ("CEA") and Corporate Express United Kingdom ("CEUK"), respectively. On March 10, 1997, CEA issued an additional 3,750,000 shares to institutional investors which changed the Corporate Express interest in CEA from 54.6% at March 1, 1997 to 52.6% at May 31, 1997. In November 1996, the Company reflected in its consolidated financial statements the acquisition of the remaining 49% interest in CEUK; however, as of May 31, 1997, this transaction had not been completed as consideration for the transaction was not transferred on a timely basis. The 49% minority interest was recorded for the three months ended May 31, 1997. The impact on prior period results was not material. On July 1, 1997, the acquisition of this minority interest was completed.

     Net Income. Net income of $10,022,000 in the three months ended May 31, 1997 compared to net income of $12,082,000 in the three months ended June 1, 1996. The after-tax profitability was reduced by an increase in the effective tax rate to 42.5% in the three months ended May 31, 1997 from 41.2% in the three months ended June 1, 1996.

     Other. Goodwill at May 31, 1997 of $676,064,000 increased $4,097,000 from $671,967,000 at March 1, 1997, reflecting net additions from acquisitions of $8,793,000, offset by current year amortization of $4,696,000.

     Accrued purchase costs at May 31, 1997 of $10,538,000 decreased by $2,350,000 from the March 1, 1997 balance of $12,888,000. This decrease reflects acquisition additions of $680,000, usage of $2,994,000 and reversals of $36,000. The remaining balance primarily represents the current estimate for costs to be incurred in conjunction with current consolidation projects in Canada, the United Kingdom and Germany. (See Note 2 to the Consolidated Financial Statements.)

     The accrued merger and related costs balance at May 31, 1997 of $14,968,000 decreased by $3,516,000 from the March 1, 1997 balance of $18,484,000, primarily as a result of severance and termination costs related to the Delivery and UT mergers and final payments for Delivery and Richard Young Journal, Inc. ("Young") transaction costs. (See Note 3 to the Consolidated Financial Statements.)

Liquidity and Capital Resources

     Historically, the Company has financed its operations through internally generated funds and borrowings from commercial banks and has financed its acquisitions through the use of such funds and the issuance of equity and debt securities.

     On June 24, 1996, the Company issued the Convertible Notes which are convertible into shares of Common Stock of the Company at a conversion price of $33.33 per share, subject to certain conditions. A portion of the proceeds from the sale of the Convertible Notes was used to repay the Company's revolving credit facility (the "Senior Credit Facility") and an acquisition note payable with the remaining proceeds being used to fund acquisitions and for other general corporate purposes.

     The Company's Senior Credit Facility was amended and restated on November 26, 1996 to increase the borrowing capacity from $90,000,000 to $350,000,000, extend the facility termination date to March 31, 2000, lower the cost of its borrowings to LIBOR plus .50%, release the assets of the Company (the previous facility was secured by substantially all of the assets, including accounts receivable and inventory of the Company and its United States subsidiaries), and to make certain other changes. The Senior Credit Facility was previously amended on May 10, 1996 to increase the Company's borrowing capacity from $90,000,000 to $250,000,000, subject to borrowing base and other restrictions and to lower the cost of its borrowings to LIBOR plus 1.25%. On May 31, 1996, the Company borrowed on the Senior Credit Facility and repaid in full the $33,270,000 outstanding revolving credit facility previously established by Delivery. On June 24, 1996, the outstanding amounts under the Senior Credit Facility were paid in full from funds generated from the issuance of the Convertible Notes. Upon this repayment, the borrowing capacity of the Senior Credit Facility was reduced from the amended capacity of $250,000,000 to $90,000,000, subject to borrowing base and other restrictions.

     During the first quarter of fiscal 1997, the Company purchased six contract stationers for a net cash purchase price of $7,941,000, and approximately 18,000 shares of common stock. Total liabilities assumed in connection with these acquisitions were $6,455,000. In addition, the Company made payments of approximately $3,354,000 related to acquisitions completed in fiscal 1996.

     The Company had capital expenditures of $23,869,000 in the first quarter of fiscal 1997 for computer systems and software, warehouse reconfigurations, telecommunications equipment, delivery vehicles, leasehold improvements and investments in facilities.

     Cash and cash equivalents decreased by $25,751,000 in the first quarter of fiscal 1997. This decrease reflects cash provided by operating activities of $20,197,000, the issuance of common stock for acquisitions of $2,684,000 and the issuance of subsidiary common stock of $2,434,000, offset by cash paid for acquisitions of $11,295,000, net debt repayments of $15,094,000, capital expenditures of $23,869,000 and net other activities of $808,000.

     The Company believes the borrowing capacity under the credit facility, together with proceeds from future debt and/or equity financings, coupled with the Company's cash on hand, capital resources and cash flows, will be sufficient to fund its ongoing operations, anticipated capital expenditures and acquisition activity for the next twelve months. However, actual capital needs may change, particularly in connection with acquisitions which the Company may make in the future.

Inflation

     Certain of the Company's product offerings, particularly paper products, have been and are expected to continue to be subject to significant price fluctuations due to inflationary and other market conditions. The Company generally is able to pass such increased costs on to its customers through price increases, although it may not be able to adjust its prices immediately. Significant increases in fuel costs in the future could affect the Company's profitability if these costs cannot be passed on to customers. In general, the Company does not believe that inflation has had a material effect on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

         Not applicable.

Item 2.  Changes in Securities

         Not applicable.

Item 3.  Defaults Upon Senior Securities

         Not applicable.

Item 4.  Submission of Matters to a Vote of Security Holders

         Not applicable.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits
              --------

              11.1 Computation of Earnings Per Share

              27.1 Financial Data Schedule

         (b)  Reports on Form 8-K
              -------------------

         None.

                                   SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CORPORATE EXPRESS, INC.



                                  By: /s/ Sam R. Leno
                                     ------------------------------------------
                                          Sam R. Leno
                                          Executive Vice President and Chief
                                          Financial Officer
Date: July 14, 1997                       (Principal Financial Officer and Duly
                                          Authorized Officer)

                                                                      APPENDIX V

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-Q


             (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended August 30,1997

                                      OR

             ( )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM ________ TO _______

                         Commission File No.  0-24642
                                              -------


                            CORPORATE EXPRESS, INC.
                            -----------------------
            (Exact name of registrant as specified in its charter)


               Colorado                                84-0978360
       --------------------------                      ----------
       (State of incorporation or                  (I.R.S. Employer
            organization)                           Identification No.)


         1 Environmental Way
         Broomfield, Colorado                             80021
       ------------------------                       -------------
       (Address of principal executive offices)         (Zip Code)


      Registrant's telephone number, including area code:  (303) 664-2000


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes     X         No
                        ----------       ----------

     The number of shares of the registrant's common stock, par value $.0002 per share, outstanding as of October 8, 1997 was 130,073,050.


PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                                            CORPORATE EXPRESS, INC.

                                          CONSOLIDATED BALANCE SHEETS
                                                (IN THOUSANDS)
ASSETS
                                                                             August 30,            March 1,
                                                                                1997                 1997
                                                                          ------------------    ----------------
                                                                             (Unaudited)           (Audited)
Current assets:
  Cash and cash equivalents                                                     $    39,290         $    54,499
  Trade accounts receivable, net of allowance
    of $14,567 and $13,004, respectively                                            519,040             494,199
  Notes and other receivables                                                        50,336              55,530
  Inventories                                                                       201,354             187,558
  Deferred income taxes                                                              28,363              29,076
  Other current assets                                                               36,332              28,548
                                                                          ------------------    ----------------
          Total current assets                                                      874,715             849,410

Property and equipment:
  Land                                                                               13,831              14,105
  Buildings and leasehold improvements                                              104,198             106,824
  Furniture and equipment                                                           286,628             249,693
                                                                          ------------------    ----------------
                                                                                    404,657             370,622
  Less accumulated depreciation                                                    (124,077)           (106,891)
                                                                          ------------------    ----------------
                                                                                    280,580             263,731

Goodwill, net of $45,896 and $36,471 of accumulated
  amortization, respectively                                                        680,396             671,967
Other assets, net                                                                    71,274              58,869
                                                                          ------------------    ----------------

          Total assets                                                          $ 1,906,965         $ 1,843,977
                                                                          ==================    ================




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                             CORPORATE EXPRESS, INC.

                                 (IN THOUSANDS)

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                             August 30,            March 1,
                                                                                1997                 1997
                                                                          ----------------      -------------
                                                                             (Unaudited)           (Audited)
Current liabilities:
  Accounts payable                                                             $   307,722        $   297,119
  Accrued payroll and benefits                                                      57,709             45,512
  Accrued purchase costs                                                            11,307             12,888
  Accrued merger and related costs                                                  12,292             18,484
  Other accrued liabilities                                                         47,929             52,012
  Current portion of long-term debt and capital leases                              25,976             29,742
                                                                          ----------------      -------------
     Total current liabilities                                                     462,935            455,757

Capital lease obligations                                                           11,398             11,545
Long-term debt                                                                     626,216            621,705
Deferred income taxes                                                               38,350             26,819
Minority interest in subsidiaries                                                   22,285             22,015
Other non-current liabilities                                                       13,178             12,529
                                                                          ----------------      -------------
     Total liabilities                                                           1,174,362          1,150,370

Contingencies (Note 7)

Shareholders' equity:
  Preferred stock, $.0001 par value, 25,000,000 shares
    authorized, none issued or outstanding                                               -                 -
  Common stock, $.0002 par value, 300,000,000 shares
    authorized, 129,840,434 and 126,171,467 shares                                      26                 25
    issued and outstanding, respectively
  Common stock, non-voting, $.0002 par value, 3,000,000
    shares authorized, none issued or outstanding                                        -                 -
  Additional paid-in capital                                                       666,461            646,536
  Retained earnings                                                                 72,811             48,222
  Foreign currency translation adjustments                                          (6,695)            (1,176)
                                                                          ----------------      -------------
     Total shareholders' equity                                                    732,603            693,607
                                                                          ----------------      -------------

          Total liabilities and shareholders' equity                           $ 1,906,965        $ 1,843,977
                                                                          ================      =============



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                             CORPORATE EXPRESS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                            Three Months Ended                     Six Months Ended
                                                     ---------------------------------  ---------------------------------------
                                                       August 30,       August 31,          August 30,           August 31,
                                                          1997             1996                1997                 1996
                                                     ---------------  ----------------  -------------------   -----------------
                                                               (Unaudited)                           (Unaudited)
Net sales                                                 $ 941,634         $ 755,009          $ 1,854,976         $ 1,405,870
Cost of sales                                               719,410           572,195            1,418,524           1,058,727
                                                     ---------------  ----------------  -------------------   -----------------
     Gross profit                                           222,224           182,814              436,452             347,143


Warehouse operating and selling expense                     161,857           131,841              320,900             249,281
Corporate general and administrative expenses                25,997            22,886               55,480              44,124
                                                     ---------------  ----------------  -------------------   -----------------
     Operating profit                                        34,370            28,087               60,072              53,738


Interest expense, net                                         9,279             5,965               19,194              10,669
                                                     ---------------  ----------------  -------------------   -----------------
     Income before income taxes                              25,091            22,122               40,878              43,069

Income tax expense                                           10,621             9,035               17,331              17,670
                                                     ---------------  ----------------  -------------------   -----------------
Income before minority interest                              14,470            13,087               23,547              25,399
Minority interest                                               (97)             (330)              (1,042)               (100)
                                                     ---------------  ----------------  -------------------   -----------------

Net income                                                $  14,567         $  13,417          $    24,589         $    25,499
                                                     ===============  ================  ===================   =================

Pro forma net income                                      $  14,567         $  13,090          $    24,589         $    24,842
                                                     ===============  ================  ===================   =================

Pro forma net income per share                            $     .11         $     .10          $       .18         $       .19
                                                     ===============  ================  ===================   =================

Weighted average common shares outstanding                  137,061           128,961              133,786             128,267
                                                     ===============  ================  ===================   =================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                             CORPORATE EXPRESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  Six Months Ended
                                                                            ------------------------------
                                                                             August 30,       August 31,
                                                                                1997             1996
                                                                            --------------   -------------
                                                                                     (Unaudited)
Cash flows from operating activities:
    Net income                                                                   $ 24,589        $ 25,499
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                               20,337          13,432
        Amortization                                                               11,028           7,946
        Adjustment to conform fiscal years                                              -            (430)
        Minority interest                                                          (1,042)           (100)
        Other                                                                       2,299             881
Changes in assets and liabilities, excluding acquisitions:
        (Increase) decrease in accounts receivable                                (16,778)         (8,255)
        (Increase) decrease in inventory                                          (12,194)         (5,174)
        (Increase) decrease in other current assets                                (2,232)         (4,208)
        (Increase) decrease in other assets                                        (1,605)           (108)
        Increase (decrease) in accounts payable                                     5,087           4,882
        Increase (decrease) in accrued liabilities                                  8,819          (4,269)
                                                                            --------------   -------------
Net cash provided by operating activities                                          38,308          30,096
                                                                            --------------   -------------

Cash flows from investing activities:
    Proceeds from sale of assets                                                   13,040             752
    Capital expenditures                                                          (47,447)        (59,135)
    Payment for acquisitions, net of cash acquired                                (14,603)       (199,085)
    Purchase of marketable securities                                             (12,762)        (11,575)
    Other                                                                           3,507          (8,241)
                                                                            --------------   -------------
Net cash used in investing activities                                             (58,265)       (277,284)
                                                                            --------------   -------------

Cash flows from financing activities:
    Issuance of common stock                                                        4,261           5,810
    Issuance of subsidiary common stock                                             2,434               -
    Debt issuance costs                                                              (155)         (7,198)
    Proceeds from long-term borrowings                                              7,423         343,967
    Repayments of long-term borrowings                                            (19,033)         (6,236)
    Proceeds from short-term borrowings                                             7,085           2,011
    Repayments of short-term borrowings                                            (5,711)         (8,366)
    Net (payments on) proceeds from all lines of credit                             9,305         (19,285)
    Other                                                                             (67)         (3,056)
                                                                            --------------   -------------
Net cash (used in) provided by financing activities                                 5,542         307,647
Effect of foreign currency exchange rate changes on cash                             (794)           (314)
                                                                            --------------   -------------
(Decrease) increase in cash and cash equivalents                                  (15,209)         60,145
Cash and cash equivalents, beginning of period                                     54,499          29,813
                                                                            --------------   -------------
Cash and cash equivalents, end of period                                         $ 39,290        $ 89,958
                                                                            ==============   =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS


Supplemental schedule of noncash investing and financing activities:

     Capital lease obligations in the amount of $3,342,000 and $4,732,000 were incurred during the six months ended August 30, 1997 and August 31, 1996, respectively, for equipment and vehicles.

     During the six months ended August 30, 1997, the Company acquired nine companies accounted for as purchases for a net cash purchase price of $10,467,000 and approximately 105,000 shares of common stock and seven companies accounted for as immaterial poolings of interest for 2,056,000 shares of common stock. During the six months ended August 31, 1996, the Company acquired 47 companies accounted for as purchases for a net cash purchase price of $192,724,000 and approximately 617,000 shares of common stock, and nine companies accounted for as immaterial poolings of interest for 924,000 shares of common stock. In conjunction with these acquisitions, liabilities were assumed as follows:

                                                    Six Months Ended
                                                    -----------------
                                              August 30,         August 31,
                                                 1997               1996
                                                 ----               ----
                                                      (In thousands)
                                                        (Unaudited)

Fair value of assets and goodwill acquired      $ 35,164          $ 356,563
Cash paid, net of cash acquired                  (10,467)          (192,724)
Issuance of stock                                 (5,248)           (25,326)
Purchase price payable, included
   in current liabilities                           ( 57)            (1,916)
                                                --------          ---------
Liabilities assumed                             $ 19,392          $ 136,597
                                                ========          =========

     In addition to the amounts set forth above, during the six months ended August 30, 1997, the Company paid $4,136,000 and issued approximately 354,000 shares of common stock for prior period acquisitions and acquired the remaining 49% interest in Corporate Express United Kingdom for shares of common stock of the Company. During the six months ended August 31, 1996, the Company paid $6,361,000 for prior period acquisitions.



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS


1. Basis of Presentation and Significant Accounting Policies

   The consolidated financial statements include the accounts of Corporate Express, Inc. ("Corporate Express" or the "Company") and its majority-owned subsidiaries. The following acquisitions were accounted for as poolings of interests and, accordingly, the accompanying financial statements have been restated to include their accounts and operations:

   .  Nimsa S.A. ("Nimsa") was acquired by the Company on October 31, 1996.
   . Bevo Acquisition Corp., Inc., a wholly-owned subsidiary of the Company, was merged with and into United TransNet, Inc. ("UT") on November 8, 1996.
   . IMS Acquisition, Inc., a wholly-owned subsidiary of the Company, was merged with and into Sofco Mead, Inc. ("Sofco") on January 24, 1997.
   . H.M. Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Hermann Marketing, Inc. ("HMI") on January 30, 1997.

   Acquisitions accounted for as purchases are included in the accounts and operations as of the effective date of the transaction and immaterial acquisitions accounted for as poolings of interests are included in the accounts and operations as of the beginning of the fiscal quarter in which the transaction is effective. The Company accounts for its investments in less than 50% owned entities using the equity or cost methods. All intercompany balances and transactions have been eliminated.

   These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim periods presented. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report on Form 10-K for the year ended March 1, 1997.

   Certain of the Company's locations calculate cost of sales using an estimated gross profit method for interim periods. Cost of sales at these locations are adjusted based on physical inventories which are performed no less than once a year.

   New Accounting Standards:

   In the fourth quarter of fiscal 1997, the Company will adopt SFAS No. 128, "Earnings per Share." This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, "Earnings per Share" and makes them comparable to international earnings per share standards. Had SFAS No. 128 been effective during the six months ended August 30, 1997 and August 31, 1996,
(i) "Basic earnings per share" under SFAS No. 128 would have been $.19 and $.21, respectively, and (ii) "Dilutive earnings per share" under SFAS No. 128 would have been $.18 and $.19, respectively. Had SFAS No. 128 been effective during the three months ended August 30, 1997 and August 31, 1996, (i) "Basic earnings per share" under SFAS No. 128 would have been $.11 and $.11, respectively, and
(ii) "Dilutive earnings per share" under SFAS No. 128 would have been $.11 and $.10, respectively.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS


2. Accrued Purchase Costs

   In conjunction with purchase acquisitions, the Company accrues certain of the direct costs associated with closing redundant facilities of acquired companies, and severance and relocation payments for the acquired company's employees.

   The following table sets forth activity in the Company's accrued purchase liability accounts for the six months ended August 30, 1997:

                                                                               Disposition
                                           Facility     Redundant               of Assets
                               Total      Exit Costs   Facilities   Severance    & Other
                            ------------  -----------  -----------  ----------  ----------
                                                    (In thousands)

Balance, March 1, 1997          $12,888      $ 1,845       $3,269     $ 6,149      $1,625
Additions/Adjustments             4,280          724          864       2,699          (7)
Payments                         (5,681)      (1,364)        (829)     (3,301)       (187)
Reversals to goodwill              (180)          --          (71)       (109)         --
                                -------      -------       ------     -------      ------
Balance, August 30, 1997        $11,307      $ 1,205       $3,233     $ 5,438      $1,431
                                =======      =======       ======     =======      ======

3. Merger and Other Nonrecurring Charges

   During the second quarter of fiscal 1997, the Company incurred $754,000 of merger transaction costs related to second quarter acquisitions accounted for as immaterial poolings of interests. Additionally, the Company reduced previous charges by $874,000 to reflect actual exit costs to be incurred. Due to the immateriality of these net amounts, they are included in corporate general and administrative expenses in the consolidated statement of operations.

   During the third and fourth quarters of fiscal 1996, the Company recorded an estimated net merger and other nonrecurring charge in connection with the Company's acquisition of UT, Nimsa, HMI and Sofco. This charge was adjusted in the second quarter of fiscal 1997 to reflect the actual merger transaction costs incurred. The following table sets forth the usage of this charge for the six months ended August 30, 1997:

                                               Balance    Cash     Non-Cash                 Balance
                                                3/1/97  Payments     Usage    Adjustment    8/30/97
                                               -------  --------   --------   ----------    -------
                                                                   (In thousands)

  Merger transaction costs (1)                 $ 2,568   $  (915)        --        $(235)  $  1,418
  Severance and terminations (2)                 4,573    (1,494)        --           --      3,079
  Facility closure and consolidation (3)         3,473      (361)        --           --      3,112
                                               -------   -------   --------        -----   --------
  Accrued merger and related costs, balance     10,614    (2,770)        --         (235)     7,609
  Other asset write-downs and costs (4 )         2,049        --      $(285)          --      1,764
                                               -------   -------   --------        -----   --------
     Total                                     $12,663   $(2,770)     $(285)       $(235)  $  9,373
                                               =======   =======   ========        =====   ========

(1) Remaining merger transaction costs are primarily for the UT acquisition and include contract buy-outs for certain employees. These amounts are expected to be resolved by the end of fiscal 1997.
(2) Severance and employee termination costs are related to the elimination of duplicative management positions and facility closures and consolidations. Approximately 236 of the 485 employees originally estimated to be terminated have been terminated as of August 30, 1997. The remaining terminations will occur in conjunction with the facility closures and be concluded by the end of fiscal 1998.
(3) Of the 115 facilities estimated to be closed or consolidated, 36 have been closed or consolidated as of August 30, 1997. The remaining facilities are expected to be closed by the end of fiscal 1998.
(4) Other asset write-downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the UT acquisition and the facility consolidations.

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS

    During the fourth quarter of fiscal 1995, the Company recorded a merger and other nonrecurring charge primarily in conjunction with the U.S. Delivery Systems, Inc. ("Delivery") and Richard Young Journal, Inc. acquisitions. This liability was adjusted in fiscal 1996 to reflect the actual merger transaction costs incurred and revised plans primarily as a result of the integration of UT with Delivery. The Company expected to complete this plan within two years; however, due to the acquisition of UT in the third quarter of fiscal 1996, the exit plan is expected to be completed by the end of the first quarter of fiscal 1998. This liability was adjusted by $639,000 during the second fiscal quarter to reflect the actual exit costs to be incurred. The following table sets forth the usage of this charge for the six months ended August 30, 1997:

                                               Balance    Cash     Non-Cash                 Balance
                                               3/1/97   Payments     Usage    Adjustment    8/30/97
                                               -------  --------   --------   ----------    -------
                                                                   (In thousands)
  Merger transaction costs (1)                 $ 1,514   $(1,075)        --           --   $    439
  Severance and terminations (2)                 3,092      (648)        --        $(448)     1,996
  Facility closure and consolidation (3)         3,264      (886)        --         (191)     2,187
                                               -------   -------      -----        -----   --------
  Accrued merger and related costs, balance      7,870    (2,609)                   (639)     4,622
  Other asset write-downs and costs (4 )         2,103        --      $(737)          --      1,366
                                               -------   -------      -----        -----   --------
     Total                                     $ 9,973   $(2,609)     $(737)       $(639)  $  5,988
                                               =======   =======      =====        =====   ========

(1) Remaining merger transactions costs represent the estimated contract buy-outs for certain former Delivery employees which are being negotiated and will be resolved in the third quarter of fiscal 1997.
(2) Severance and termination costs are the severance payments related to facility closures and centralization of certain shared services. Of the 391 employees planned to be terminated, 67 have been terminated as of August 30, 1997. The Company expects to complete the facility closures and related terminations by the end of the first quarter in fiscal 1998. The centralization of certain shared services has begun in the second quarter of fiscal 1997 and will continue through the first quarter of fiscal 1998.
(3) Facility closure and consolidation costs are the estimated costs to close duplicate facilities, lease costs, and other costs associated with closed facilities. Thirty-six of the 70 facilities planned to be closed or consolidated have been; the remaining 34 facilities are expected to be closed by the end of the first quarter in fiscal 1998.
(4) Other asset write-downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the acquisition. The remaining balance primarily represents assets that will be disposed of in conjunction with facility closures which are expected to be completed by the end of the first quarter in fiscal 1998.


4.  PRO FORMA ACQUISITION RESULTS

    On May 15, 1996, the company acquired all of the outstanding capital stock of ASAP Software Express, Inc. ("ASAP"), a leading distributor of software to large corporations for a purchase price of approximately $98 million. In addition, the Company purchased all of the outstanding capital stock of Boulevard Produits De Bureau, Inc. ("Boulevard"), a seller of office supplies, furniture and equipment, for a net cash purchase price of $16,102,000. The Company also repaid $9,498,000 of Boulevard promissory notes with cash of $731,900 and 356,832 shares of the Company's common stock. The excess of the purchase price over the fair market value of the net tangible assets acquired in both acquisitions was allocated to goodwill and is being amortized over 40 years.

    The operating results of ASAP and Boulevard are included in the Company's consolidated statement of operations from the effective date of each acquisition. The following pro forma financial information assumes the ASAP and Boulevard acquisitions occurred at the beginning of the six-month period ended August 31, 1996. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the transaction occurred at the beginning of the period, or of results which may occur in the future. The pro forma results listed below are unaudited and reflect purchase price adjustments.

                                          Six Months Ended
                                          August 31, 1996
                                          ------------------
                              (In thousands, except per share amounts)

     Net sales                              $1,456,863
     Net income                                 26,169
     Net income per share                         0.20

                            CORPORATE EXPRESS, INC.

                       NOTES TO CONSOLIDATED STATEMENTS


5. Pro Forma Net Income:

   The pro forma net income and pro forma net income per share reflects the tax adjustment for a fiscal 1996 acquisition accounted for as a pooling of interests that was previously an S corporation for income tax purposes, as if the acquired company had filed a C corporation tax return for all periods presented. The effect is as follows:

                                                  Three Months Ended  Six Months Ended
                                                   August 31, 1996    August 31, 1996
                                                  ------------------  ----------------

  Net income before pro forma adjustments, per
   consolidated statements of operations                     $13,417           $25,499
  Pro forma provision for income taxes                           327               657
                                                             -------           -------
  Pro forma net income                                       $13,090           $24,842
                                                             =======           =======

6. Subsequent Events

   On September 10, 1997, the Company announced that a definitive agreement had been executed providing for the merger with Data Documents, Inc. ("DDI"), a provider of forms management services and systems, custom business forms and pressure-sensitive labels for large corporate customers. Pursuant to the merger agreement DDI will become a wholly-owned subsidiary of the Company and each outstanding share of DDI's common stock will be converted into 1.1 shares of the Company's common stock. The exchange ratio is subject to adjustment if the price per share of the Company's common stock is greater than $18.20 or less than $15.00 during a specified period prior to the closing date of the merger, as provided in the merger agreement. In addition, the parties have the right to terminate the merger agreement in certain circumstances. The shares of the Registrant's common stock to be issued to DDI's shareholders will be registered on a Registration Statement on Form S-4 filed under the Securities Act of 1933, as amended. The consummation of the merger is subject to approval by DDI's stockholders, receipt of all necessary regulatory approvals, satisfactory confirmation that the merger will be treated as a tax-free reorganization and accounted for as a pooling of interests, and other customary conditions. The merger agreement may be terminated by the parties if the merger is not consummated by December 31, 1997.

7. CONTINGENCIES

   In the normal course of business, the Company is subject to certain legal proceedings. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the Company's financial position or operating results.

ITEM 2  --  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS

Results of Operations

     Net Sales. Consolidated net sales increased 24.7% to $941,634,000 in the three months ended August 30, 1997 from $755,009,000 in the same period last year and 31.9% to $1,854,976,000 from $1,405,870,000 for the respective six-
month periods. Net sales for the Company's product distribution business increased 27.8% to $734,168,000 in the three months ended August 30, 1997 from $574,413,000 in the same period last year, while net sales in the service business increased 14.9% to $207,466,000 from $180,596,000 for the respective three-month periods. Net sales for the Company's product distribution business increased 35.3% to $1,434,490,000 in the six months ended August 30, 1997 from $1,060,469,000 in the same period last year, while net sales in the service business increased 21.7% to $420,486,000 from $345,401,000 for the respective
six-month periods.   These increases were primarily attributable to 60
acquisitions completed since August 31, 1996. Also contributing to the sales increase was strong internal growth reflecting increased market penetration in domestic product distribution.

     International operations accounted for 17.7% of consolidated net sales, or $166,351,000, in the three months ended August 30, 1997 and 16.4% of consolidated net sales, or $123,896,000, in the same period last year and 18.4% of consolidated net sales, or $340,728,000, for the six months ended August 30, 1997 compared to 15.5% of consolidated net sales, or $218,396,000, for the same period last year. The Company has expanded its international operations since August 31, 1996 by acquiring 16 entities and expanding into France and Italy.

     Gross Profit. Cost of sales includes merchandise, occupancy and delivery costs. Gross profit as a percentage of sales was 23.6% for the three months ended August 30, 1997 and 24.2% for the same period last year compared to 23.5% and 24.7% for the respective six-month periods. The decrease in the gross profit percentage is primarily attributable to the service business, which has experienced reduced gross profit margins as a result of consolidation costs, increases in driver and vehicle related costs, and pricing. Also affecting gross profit were lower international gross margins primarily as a result of increased competitive pressures and the addition of a desktop software line of products, offset by increased vendor rebates reflecting improved programs due to the integration of acquisitions to common vendors.

     Warehouse Operating and Selling Expenses. Warehouse operating and selling expenses as a percentage of sales decreased to 17.2% for the three months ended August 30, 1997 from 17.5% for the same period last year and to 17.3% from 17.7% for the respective six-month periods. The improvement in operating expenses as a percentage of sales primarily reflects the recent consolidation cost savings and elimination of duplicative administrative functions in the service and international segments. Warehouse operating and selling expenses increased to $161,857,000 in the three months ended August 30, 1997 from $131,841,000 in the same period last year and to $320,900,000 from $249,281,000 for the respective six-month periods. This dollar increase is primarily attributable to the 24.7% increase in net sales in the comparable three-month period and 31.9% increase in the comparable six-month period.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses include central expenses incurred to provide corporate oversight and support for regional operations and goodwill amortization. Corporate general and administrative expenses increased to $25,997,000 in the three months ended August 30, 1997 from $22,886,000 in the same period last year and to $55,480,000 from $44,124,000 for the respective six-month periods. This increase reflects the costs associated with developing a larger corporate staff to support the expanded operations, including an expanded information systems staff, and increased amortization of goodwill resulting from purchase acquisitions since August 1996. As a percentage of net sales, corporate general and administrative expenses decreased to 2.8% in the three months ended August 30, 1997 from 3.0% in the same period last year, and to 3.0% from 3.1% for the respective six-month periods. These decreases reflect the leveraging of these expenses as the Company's sales increase.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONT'

     Operating Profit. Consolidated operating profit was $34,370,000, or 3.7% of net sales, for the three months ended August 30, 1997 compared to consolidated operating profit of $28,087,000, or 3.7% of net sales, for the same period last year. Consolidated operating profit was $60,072,000, or 3.2% of net sales, for the six months ended August 30, 1997 compared to consolidated operating profit of $53,738,000, or 3.8% of net sales, for the same period last
year.   Operating profit for the product distribution segment increased to
$28,338,000, or 3.9% of product distribution net sales, in the three months ended August 30, 1997 from $19,946,000, or 3.5% of product distribution net sales, in the same period last year, and to $46,871,000, or 3.3% of product distribution net sales, from $37,897,000, or 3.6% of product distribution net sales, for the corresponding six-month periods. The increase in operating profit as a percentage of product distribution net sales for the respective three-month periods primarily reflects increased international operating profits. Operating profit for the service segment decreased to $6,032,000, or 2.9% of service net revenues, in the three months ended August 30, 1997 from $8,142,000, or 4.5% of service net revenues, in the same period last year, and to $13,201,000 or 3.1% of service net sales, from $15,842,000, or 4.6% of service net sales, for the corresponding six-month periods. The decrease in operating profit for the service segment reflects restructuring efforts and weak performance at several delivery locations, partially offset by some cost savings from consolidation efforts and the elimination of duplicative personnel.

     Operating profit for international operations increased to 1.2% of net international sales in the three months ended August 30, 1997 from break even in the same period last year, and to 1.2% from 1.0% in the respective six-month periods, primarily reflecting operating profits in Canada, Australia, and France, partially offset by operating losses in the United Kingdom, Germany, and Italy. Recent consolidations in the United Kingdom and Italy have negatively impacted operating profits.

     Interest Expense.   Net interest expense of $9,279,000 in the three months
ended August 30, 1997 increased from $5,965,000 in the same period last year, and to $19,194,000 from $10,669,000 for the respective six-month periods. The increase in net interest expense reflects increased Company debt to fund international and domestic expansion and reflects the interest on the $325,000,000 principal amount of 4.5% Convertible Notes due July 1, 2000 which were issued June 24, 1996 (the "Convertible Notes").

     Minority Interest. Minority interest income of $97,000 in the three months ended August 30, 1997 compares to minority interest income of $330,000 in the same period last year, and to $1,042,000 from $100,000 for the respective six-month periods. The minority interest income for the three months ended August 30, 1997 reflects the 47.4% minority interest in the operating profits at Corporate Express Australia ("CEA"), offset by the 49% minority interest operating losses at Corporate Express United Kingdom ("CEUK") through June 30,
1997.   On July 1, 1997, the Company acquired the remaining 49% interest in
CEUK. The minority interest income for the six months ended August 30, 1997 reflects the 47.4% minority interest in the operating losses at CEA and the 49% minority interest operating losses at CEUK through June 30, 1997.

     Net Income. Net income of $14,567,000 in the three months ended August 30, 1997 compared to net income of $13,417,000 in the same period last year, and to $24,589,000 from $25,499,000 for the respective six-month periods. The after-tax profitability was reduced by an increase in the effective tax rate to 42.3% in the three months ended August 30, 1997 from 40.8% in the same period last year, and to 42.4% from 41.0% for the respective six-month periods.

     Other. Goodwill at August 30, 1997 of $680,396,000 increased $8,429,000 from $671,967,000 at March 1, 1997, reflecting net additions from acquisitions of $17,854,000, offset by current year amortization of $9,425,000.

     Accrued purchase costs at August 30, 1997 of $11,307,000 decreased by $1,581,000 from the March 1, 1997 balance of $12,888,000. This decrease reflects acquisition additions of $4,280,000, usage of $5,681,000 and reversals to goodwill of $180,000. The remaining balance primarily represents the current estimate for costs

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONT'

to be incurred in conjunction with planned consolidation projects in Canada, the United Kingdom, Italy, Germany, and certain domestic locations. (See Note 2 to the Consolidated Financial Statements.)

     The accrued merger and related costs balance at August 30, 1997 of $12,292,000 decreased by $6,192,000 from the March 1, 1997 balance of $18,484,000, primarily as a result of severance and termination costs related to the Delivery and UT mergers and final payments for the acquisitions of Delivery and Richard Young Journal, Inc. transaction costs. (See Note 3 to the Consolidated Financial Statements.)

Liquidity and Capital Resources

     Historically, the Company has financed its operations through internally generated funds and borrowings from commercial banks and has financed its acquisitions through the use of such funds and the issuance of equity and debt securities.

     On June 24, 1996, the Company issued the Convertible Notes, which are convertible into shares of Common Stock of the Company at a conversion price of $33.33 per share, subject to certain conditions. A portion of the proceeds from the sale of the Convertible Notes was used to repay the Company's revolving credit facility (the "Senior Credit Facility") and an acquisition note payable with the remaining proceeds being used to fund acquisitions and for other general corporate purposes.

     The Company's Senior Credit Facility was expanded on September 10, 1997 to increase the borrowing capacity from $350,000,000 to $500,000,000 and the cost of borrowings under the Facility was increased to LIBOR plus .75%. The Senior Credit Facility was previously amended and restated on November 26, 1996 to increase the borrowing capacity from $90,000,000 to $350,000,000, extend the facility termination date to March 31, 2000, release the assets of the Company (the previous facility was secured by substantially all of the assets, including accounts receivable and inventory of the Company and its United States subsidiaries), and to make certain other changes.

     During the six months ended August 30, 1997, the Company purchased 16 companies for a net cash purchase price of $10,467,000 and approximately 2,161,000 shares of common stock. Total liabilities assumed in connection with these acquisitions were $19,392,000. In addition, the Company made payments of approximately $4,136,000 and issued approximately 354,000 shares of common stock related to acquisitions completed in prior fiscal years.

     During the six months ended August 30, 1997, the Company had capital expenditures of $47,447,000 for computer systems and software, warehouse reconfigurations, telecommunications equipment, delivery vehicles, leasehold improvements and investments in facilities. The Company continues to invest in the development of its proprietary computer software and the upgrade of its computer systems.

     Significant uses of cash in the six months ended August 30, 1997 were as follows: capital expenditures of $47,447,000, cash paid for acquisitions of $14,603,000, purchase of marketable securities of $12,762,000 and net debt repayments of $931,000, partially offset by cash provided by operating activities of $38,308,000, proceeds from the sale of assets of $13,040,000, issuance of common stock of $4,261,000, issuance of subsidiary common stock of $2,434,000, and net other activities of $2,491,000.

     The Company believes that the borrowing capacity under the Senior Credit Facility, together with proceeds from future debt and equity financings, in addition to the Company's cash on hand, capital resources and cash flows, will be sufficient to fund the Company's ongoing operations, anticipated capital expenditures and acquisition activity for the next twelve months. However, actual capital needs may change, particularly in connection with acquisitions which the Company may complete in the future.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONT'


INFLATION

     Certain of the Company's product offerings, particularly paper products, have been and are expected to continue to be subject to significant price fluctuations due to inflationary and other market conditions. The Company generally is able to pass such increased costs on to its customers through price increases, although it may not be able to adjust its prices immediately. Significant increases in fuel costs in the future could affect the Company's profitability if these costs cannot be passed on to customers. In general, the Company does not believe that inflation has had a material effect on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

PART II -- OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         Not applicable.

ITEM 2.  CHANGES IN SECURITIES

         On June 13, 1997, in connection with a business acquisition, the Company issued 5,297 shares of common stock to former shareholders of an acquired company in exchange for such shareholders' shares of capital stock. This issuance was made pursuant to exemptions from registration under Section 4(2) under the Securities Act of 1933, as amended.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         The annual meeting of the shareholders of the Company was held on July 17, 1997. Of the 127,113,436 shares of the Company's common stock issued and outstanding and entitled to vote at the meeting, there were present, in person or by proxy, 112,036,351 shares, or 88.1% of those shares eligible to vote, such percentage representing a quorum.

         The matters voted upon at the annual meeting and the votes cast for, against and abstaining as to each matter, were as follows:

         (1) The election of directors of the Company to serve until the next meeting of shareholders or until their successors are duly elected and qualified.

                 Name              Votes For        Votes Withheld
                 ----              ---------        --------------

         Jirka Rysavy             110,677,668          1,358,683
         Janet A. Hickey          110,495,631          1,540,720
         Robert L. King           110,674,221          1,362,130
         Mo Siegel                110,597,545          1,438,806
         James P. Argyropoulos    110,750,021          1,286,330

         (2) To approve an amendment to the 1994 Stock Option and Incentive Plan to increase the number of shares authorized for grant from 9,562,500 to 13,562,500:

            For            Against       Abstain     Broker Non-Vote
            ---            -------       -------     ---------------

        97,253,988       14,635,170      100,358         46,835

76.5% of outstanding voting in favor; 11.5% against.


ITEM 5.  OTHER INFORMATION

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits

              11.1 Computation of Earnings Per Share

              27.1 Financial Data Schedule

         (b)  Reports on Form 8-K

              None.

                                   SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              CORPORATE EXPRESS, INC.



                              By: /s/ Sam R. Leno
                                  ----------------
                                      Sam R. Leno
                                      Executive Vice President and
                                      Chief Financial Officer
Date: October 14, 1997                (Principal Financial Officer and Duly
                                      Authorized Officer)

                                                                    APPENDIX VI

                                     LOGO

                             ONE ENVIRONMENTAL WAY
                          BROOMFIELD, COLORADO 80021

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON THURSDAY, JULY 17, 1997

To the Shareholders of Corporate Express, Inc.:

  The 1997 Annual Meeting of Shareholders (the "Annual Meeting") of Corporate Express, Inc., a Colorado corporation (the "Company"), will be held on Thursday, July 17, 1997, at 9:00 a.m. (local time), at the Boulderado Hotel, 2115 13th Street, Boulder, Colorado, for the following purposes:


1. to elect five directors of the Company to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified;

2. to approve an amendment to the Corporate Express, Inc. 1994 Stock Option and Incentive Plan (the "1994 Plan") to increase the number of shares of Common Stock authorized for grant from 9,562,500 to 13,562,500; and

3. to transact such other business as may properly come before the Annual Meeting, or any adjournment(s) or postponement(s) thereof.

  The Board of Directors has fixed the close of business on Friday, May 30, 1997, as the record date (the "Record Date") for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. A complete list of shareholders entitled to vote at the Annual Meeting will be available, upon written request, for inspection during normal business hours by any shareholder of the Company prior to the Annual Meeting, for a proper purpose, at the Company's Broomfield, Colorado office. Only shareholders of record on the Record Date are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

  A copy of the Company's Annual Report to Shareholders for the fiscal year ended March 1, 1997, a Proxy Statement and a proxy card accompany this notice. These materials are first being sent to shareholders on or about June 24, 1997.

  Shareholders are cordially invited to attend the Annual Meeting in person. To assure your representation at the Annual Meeting, please complete and sign the enclosed proxy card and return it promptly. If you choose, you may still vote in person at the Annual Meeting even though you previously submitted a proxy card.

                                          By Order of the Board of Directors,

                                          LOGO
                                          Gary M. Jacobs
                                          Secretary

Broomfield, Colorado
June 24, 1997

                            YOUR VOTE IS IMPORTANT

  YOU ARE URGED TO DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE PROMPT RETURN OF YOUR SIGNED PROXY, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, WILL AID THE COMPANY IN REDUCING THE EXPENSE OF ADDITIONAL PROXY SOLICITATION. THE GIVING OF YOUR PROXY DOES NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING.

                            CORPORATE EXPRESS, INC.
                             ONE ENVIRONMENTAL WAY
                          BROOMFIELD, COLORADO 80021

                                PROXY STATEMENT

                        ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 17, 1997

  This Proxy Statement and the accompanying proxy card are being furnished to the shareholders of Corporate Express, Inc. (the "Company") in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Company (the "Board") for use at its 1997 Annual Meeting of Shareholders to be held on Thursday, July 17, 1997, at 9:00 a.m. (local time), at the Boulderado Hotel, 2115 13th Street, Boulder, Colorado, and at any adjournment(s) or postponement(s) thereof (the "Annual Meeting"). This Proxy Statement, the accompanying proxy card and the Company's Annual Report to Shareholders (the "Annual Report") for the fiscal year ended March 1, 1997 ("fiscal 1996"), are being mailed to shareholders on or about June 24, 1997. The Annual Report is not to be considered a part of the Company's proxy solicitation materials.

                           PURPOSE OF ANNUAL MEETING

  At the Annual Meeting, shareholders will be asked: (i) to elect five directors of the Company to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified (Proposal 1); (ii) to approve an amendment to the Corporate Express, Inc. 1994 Stock Option and Incentive Plan (the "1994 Plan") to increase the number of shares of Common Stock authorized for grant from 9,562,500 to 13,562,500 (Proposal 2); and (iii) to transact such other business as may properly be brought before the Annual Meeting. The Board recommends a vote in favor of (i.e., "FOR") (a) the election of the five nominees for directors of the Company listed below and (b) the proposal set forth in (ii) above.

                           QUORUM AND VOTING RIGHTS

  The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the Annual Meeting. Only shareholders of record at the close of business on Friday, May 30, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, there were 127,113,436 shares of Common Stock outstanding and entitled to vote. Holders of Common Stock as of the Record Date are entitled to one vote for each share held.

  All shares of Common Stock represented by properly executed proxies will, unless the proxies have previously been revoked, be voted in accordance with the instructions indicated in the proxies. Directors will be elected by a plurality of the votes cast. Approval of the amendment to the 1994 Plan requires that the votes in favor of the proposal exceed the votes against the proposal. If no instructions are indicated, the shares will be voted in favor of (i.e., "FOR") (i) the election of the five nominees for director of the Company listed under Proposal 1 and (ii) the increase in the number of shares of Common Stock authorized under the 1994 Plan listed under Proposal 2. For purposes of Proposal 2 to amend the 1994 Plan, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will count towards the presence of a quorum. Any shareholder executing a proxy has the power to revoke the proxy at any time prior to its exercise. A proxy may be revoked prior to exercise by (a) filing with the Company a written revocation of the proxy, (b) appearing at the Annual Meeting and casting a vote contrary to that indicated on the proxy or (c) submitting a duly executed proxy bearing a later date.

  The cost of preparing, printing, assembling and mailing this Proxy Statement and other material furnished to shareholders in connection with the solicitation of proxies will be borne by the Company. In addition to the solicitation of proxies by use of the mails, officers, directors and regular employees of the Company may solicit proxies by written communication, by telephone, telegraph or personal call. These persons are to receive no special compensation for any solicitation activities. The Company has engaged the firm of Georgeson & Company, Inc. ("Georgeson") to assist the Company in the distribution and solicitation of proxies. The Company has agreed to pay Georgeson a fee of approximately $6,500 plus expenses for its services. The Company will reimburse banks, brokers and other persons holding Common Stock in their names, or those of their nominees, for their expenses in forwarding proxy solicitation materials to beneficial owners of Common Stock.

                       PROPOSAL 1--ELECTION OF DIRECTORS

NOMINEES FOR ELECTION AS DIRECTORS

  The Board currently consists of five members: Jirka Rysavy, Janet A. Hickey, Robert L. King, Mo Siegel and James P. Argyropoulos. The Board proposes that the five current directors, listed below as nominees, be elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Directors will be elected by a plurality of the shares present and voting at the Annual Meeting. Unless contrary instructions are given, the proxies will be voted for the nominees listed below. It is expected these nominees will serve but, if for any unforeseen cause any of them should decline or be unable to serve, the proxies will be voted to fill any vacancy so arising in accordance with the discretionary authority of the persons named in the proxy, unless contrary instructions are given.

  The names of the nominees, their ages, the years in which they began serving as directors, and positions are set forth below.

NOMINEE                            AGE DIRECTOR SINCE          POSITION
-------                            --- --------------          --------
  Jirka Rysavy....................  43      1986      Chairman of the Board and
                                                       Chief Executive Officer
  Janet A. Hickey.................  52      1991      Director
  Robert L. King..................  46      1993      President, Chief Operating
                                                       Officer and Director
  Mo Siegel.......................  47      1996      Director
  James P. Argyropoulos...........  53      1997      Director

  Mr. Rysavy has been Chairman of the Board and Chief Executive Officer since 1986. In addition to founding the Company's business in 1986, Mr. Rysavy has been responsible for the Company's strategic vision, planning and direction.

  Ms. Hickey has served as a director of the Company since December 1991. Ms. Hickey is a General Partner of the Sprout Group and a Senior Vice President of DLJ Capital Corporation. The Sprout Group is a division of DLJ Capital Corporation, which is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette, Inc. Prior to joining the Sprout Group in 1985, Ms. Hickey was with the General Electric Company for fifteen years in a variety of positions, most recently as Senior Vice President-Venture Investments of the General Electric Investment Corporation and as a Trustee of the General Electric Pension Trust. Ms. Hickey also serves as a director of Loehmann's Holdings, Inc., as well as several private companies, and is a Trustee of Mt. Holyoke College.

  Mr. King joined the Company in August 1993 as President, Chief Operating Officer and a director. During the previous ten years, Mr. King held various executive positions with Foxmeyer Corporation, a distributor of pharmaceuticals and healthcare products, serving as its President and Chief Executive Officer from 1989 to 1993. Prior to 1983, Mr. King served as Executive Vice President of Narco Drug Co. and Vice President of computer services for Fox-Vliet Drug Co. Mr. King serves as a director of Investment Technology Group, Inc.

  Mr. Siegel has been a director of the Company since June 1996. Mr. Siegel has served as Chairman and Chief Executive Officer of Celestial Seasonings, Inc. ("Celestial") since 1991 and as a director of Celestial since 1988. Mr. Siegel founded Celestial, the largest manufacturer and marketer of herb teas in the United States, in 1970, and was President and Chairman of the Board until 1986.

  Mr. Argyropoulos has been a director of the Company since June 1997 when he filled the vacancy created by Clayton Trier's resignation. Mr. Argyropoulos was previously a director of the Company until October 1993. A private investor, Mr. Argyropoulos is the founder, Chairman and Chief Executive Officer of The Walking Company, a lifestyle specialty retailer, and serves on the Board of Earthshell, a concrete technology business specializing in fast food packaging. Mr. Argyropoulos previously served as Chairman of the Board and Chief Executive Officer of The Cherokee Group Inc. between 1972 and 1989, a shoe manufacturing and apparel business he founded in 1972.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

  During fiscal 1996, the Board held thirteen meetings and acted by consent one time. Each director attended over 75% of the aggregate number of meetings of the Board and of the committees of the Board on which the directors served during fiscal 1996.

  The Board has three standing committees which have responsibility for particular corporate matters. The Board does not have a nominating committee.

  Audit Committee. The Audit Committee consisted of Ms. Hickey and Mr. Siegel during fiscal 1996. Ms. Hickey serves as chairperson of the Audit Committee. The Audit Committee has the authority to recommend the appointment of the Company's independent auditors and review the results and scope of audits, internal accounting controls, tax and other accounting-related matters. The Audit Committee held three meetings during fiscal 1996.

  Compensation Committee. The Compensation Committee consisted of Ms. Hickey and Mr. Siegel during fiscal 1996. Ms. Hickey serves as chairperson of the Compensation Committee. The Compensation Committee sets compensation policies applicable to executive officers and approves salaries, bonuses and other compensation matters for executive officers of the Company and administers the Company's stock option plans and employee stock purchase plan. The Compensation Committee held six meetings during fiscal 1996 and acted by consent one time.

  Administrative Committee. The Administrative Committee consisted of Messrs. Rysavy and King during fiscal 1996. The Administrative Committee administers the Company's employee benefit plans (exclusive of the stock option plans and the stock purchase plan), reviews and approves certain acquisitions and performs other administrative functions as requested by the Board. The Administrative Committee held four meetings and acted by consent a number of times during fiscal 1996.


DIRECTOR COMPENSATION

  Directors did not receive any fees for serving on the Board or any committee of the Board during fiscal 1996, but were reimbursed for their reasonable expenses related to attending meetings. Pursuant to the Company's 1996 Stock Option Plan for Outside Directors, each director who is not an employee of the Company or any of its subsidiaries receives an initial grant of options to purchase 25,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the date of becoming a director. Each outside director shall also automatically be granted stock options to purchase 10,000 shares of Common Stock on each anniversary of the date of such initial grant (beginning on the second such anniversary). The directors may from time to time receive other non-qualified stock options. The Board recently approved annual fees and attendance fees for non-employee directors starting in the 1997 fiscal year.

Beginning in April 1997, directors who are not employees of the Company or its affiliates will be paid an annual fee, paid quarterly, of $15,000, a fee of $4,000 for each meeting of the Board of Directors that they attend and a fee of $1,000 for each telephone meeting. In addition, non-employee directors will receive a fee of $500 for attendance at each committee meeting and non-employee chairpersons of each standing committee will receive an annual fee of $1,000.

         PROPOSAL 2--AMENDMENT TO 1994 STOCK OPTION AND INCENTIVE PLAN

  The Corporate Express, Inc. 1994 Stock Option and Incentive Plan (the "1994 Plan") was adopted by the Company's Board of Directors and approved by the shareholders in August 1994. The 1994 Plan provides for the grant of incentive stock options and non-qualified stock options to purchase shares of Common Stock to officers, key employees, directors and consultants of the Company and its subsidiaries. All employees of the Company (approximately 27,000 individuals as of the Record Date) are eligible for grants of stock options under the 1994 Plan. The maximum aggregate number of shares of Common Stock which may be issued under the 1994 Plan is 9,562,500 (of which, as of March 1, 1997, 7,423,127 have been granted, net of forfeitures), plus an additional number of shares equal to the number of options granted under the 1992 Stock Option Plan that are terminated or forfeited. The closing sale price of the Company's Common Stock was $13.625 on June 23, 1997. Employees may also receive stock options under various other stock option plans administered by the Compensation Committee.

  The purpose of the 1994 Plan is to direct the attention and efforts of participating employees to the long-term performance of the Company and its subsidiaries, by relating incentive compensation to the achievement of long-term corporate economic objectives. The 1994 Plan is also designed to retain, reward and motivate participating employees by providing an opportunity for investment in the Company and the advantages inherent in stock ownership in the Company.

  The proposed amendment seeks to allocate an additional 4,000,000 shares for issuance under the 1994 Plan, bringing the total number of shares authorized for issuance thereunder to 13,562,500 shares. The remaining provisions will continue as stated in the 1994 Plan.

  The term of options granted under the 1994 Plan may not exceed ten years from the date of grant. The per share option price for incentive stock options and nonqualified stock options granted under the 1994 Plan may not be less than 100% and 85%, respectively, of the fair market value of a share of Common Stock on the date of grant and is payable to the Company in full upon exercise. Payment may be made in cash or, unless otherwise determined by the Compensation Committee at the time of grant, in shares of Common Stock or by reduction in the number of shares issuable upon such exercise.

  Options granted under the 1994 Plan typically vest in equal monthly installments over a period of five years, beginning on the month after the first anniversary of the grant date. The options generally expire on the earliest to occur of (a) the seventh anniversary of the grant date or (b) a breach by the optionee of the confidentiality and noncompete agreement with the Company. Options and awards that expire, terminate or are cancelled or forfeited will again be available for grant or award under the 1994 Plan.

  Pursuant to the 1994 Plan, the Company may also make awards of restricted stock, performance shares and performance units to officers, employees, directors and consultants of the Company and its subsidiaries. No awards of restricted stock, performance units or performance shares have been made under the 1994 Plan. A restricted stock award is an award pursuant to which a given number of shares of Common Stock will be issued if the grantee continues to be an employee of the Company or any of its subsidiaries during a period set by the Compensation Committee. A performance unit is an award of a fixed dollar amount, payable in cash, Common Stock or a combination of both. The value of a performance unit may be paid to the recipient after the expiration of a specified period of time, subject to the satisfaction of vesting requirements and the attainment of specified performance goals as may be determined by the Compensation Committee. A performance share is an award of the right to receive Common Stock, payable in Common Stock or cash of an equivalent value (or a combination of both), after the expiration of a specified period. The value of a performance share may be paid to the recipient after the expiration of a specified period of time, subject to the satisfaction of vesting requirements and the attainment of specified performance goals as may be determined by the Compensation Committee.

  Options and awards generally are not transferable and terminate upon the termination of employment or within 30 days after an involuntary termination without cause or one year after death, disability or retirement in the case of options. In addition, the 1994 Plan provides that, in the event of death, disability or retirement of a participant, one-half of the participant's unvested options will become exercisable, one-half of the restricted stock awards will cease to be subject to forfeiture and one-half of the performance shares and performance units will be paid out if the Compensation Committee determines that the applicable performance goals were satisfied. The particular terms and conditions of each option and award will be set forth in a separate agreement which may include confidentiality and noncompetition provisions.

  Recipients of awards made under the 1994 Plan are subject to the following federal income tax consequences under current law. The federal income tax consequences depend on whether the options are incentive stock options or non-qualified stock options.

  For incentive stock options, no tax is due at the time an incentive stock option is granted or exercised. If the shares of Common Stock acquired upon exercise of an incentive stock option are not sold until two years after the grant date and one year after the exercise date, any gain (the excess of the sale price over the exercise price) or loss (the excess of the exercise price over the sale price) will be a long-term capital gain or loss.

  If the option shares are sold within two years after the grant date or within one year after the exercise date, the sale is a "disqualifying disposition." The optionee will generally recognize income in the year of the "disqualifying disposition" equal to the gain (excess of the sale price over the exercise price). The portion of the gain equal to the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be compensation taxable as ordinary income, and any remaining gain will be long-term or short-term capital gain depending on whether the shares were sold more than one year after the option was exercised. If the "disqualifying disposition" is a sale or exchange (other than a sale or exchange with certain persons related to the optionee), the amount of compensation taxable as ordinary income cannot exceed the excess of the sale price over the exercise price, even if the sale price is less than the fair market value of the Common Stock on the exercise date. If any of the exercise price is paid by surrendering shares of Common Stock acquired upon exercise of another incentive stock option within two years after the grant date or within one year of the exercise date, proposed Internal Revenue Service regulations require the optionee to recognize compensation taxable as ordinary income in the amount equal to the excess of the fair market value on the exercise date over the exercise price.

  Special rules apply to incentive stock optionees who are subject to the alternative minimum tax. The Company may be entitled to a tax deduction in the year of the "disqualifying disposition."

  For non-qualified stock options, tax is due upon exercise of the option, even if the option shares are not sold when the option is exercised. The optionee will be taxed upon exercise on ordinary income in an amount per share equal to the difference between the exercise price of the non-qualified stock option and the fair market value of the Common Stock on the exercise date. The Company will (subject to any applicable limitation contained in the Internal Revenue Code of 1986, as amended (the "Code")) be entitled to a tax deduction for the compensation taxable as ordinary income when a non-qualified stock option is exercised. An optionee will not be deemed to receive any taxable income at the time a non-qualified stock option is granted, nor will the Company be entitled to a deduction at that time.

  Upon a sale of the option shares, any gain (the excess of the sale price over the fair market value of the Common Stock on the exercise date) or loss (the excess of the fair market value of the Common Stock on the exercise date over the sale price) will be a long-term capital gain or loss if the sale occurs more than one year after the date of exercise (or, if later, the date when income was recognized by the optionee). Otherwise, if the option shares are sold less than a year after exercise, there will be a short-term capital gain or loss.

  If any of the exercise price of a non-qualified stock option is paid by surrendering shares of Common Stock (including, based upon proposed regulations under the Code, shares previously acquired upon exercise of an incentive stock option), no gain or loss will be recognized on the shares surrendered. Option shares equal to the number of shares surrendered will have the same basis and holding period, for purposes of determining whether subsequent dispositions result in long-term or short-term capital gain or loss, as the shares surrendered. The balance of the option shares will be treated for federal income tax purposes as though issued for an exercise price equal to the consideration, if any, paid by the optionee in cash. The optionee's compensation and the Company's deduction will be determined under the normal non-qualified stock option rules with respect to such balance of the option shares.

  If a non-qualified stock option is exercised by a controlling person under
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") within six months of the grant date, the recognition of income may be delayed until such shares may be resold without incurring liability under Section 16(b) of the Exchange Act (generally six months after the grant date).

  The 1994 Plan is administered by the Compensation Committee, which has the authority to determine the plan's participants and the terms and conditions of the options and awards granted under the 1994 Plan, including the number of shares or the amount of other awards, the price or performance goals and vesting and termination provisions. The Compensation Committee, at its discretion, may at any time amend, discontinue or terminate the 1994 Plan, provided that the rights of a participant with respect to any outstanding grant or award under the 1994 Plan may not be diminished or impaired without the participant's consent.

  Under the 1994 Plan, the Compensation Committee, as of March 1, 1997, had granted options to purchase 7,423,127 shares, net of forfeitures. Of those grants, 337,500 were granted to Sam Leno and 285,000 were granted to Clayton Trier, as of March 1, 1997. As a group, all current executive officers, including the Chief Executive Officer and the named executive officers, have received 645,000 option grants under the 1994 Plan. All other employees as a group have received options to purchase 6,778,127 shares under the 1994 Plan.

  The Board of Directors believes that the 1994 Plan is important in order to recruit and retain a pool of skilled and experienced employees. The addition of 4,000,000 authorized shares of Common Stock under the 1994 Plan will allow the Board of Directors to provide incentives to new employees and existing employees.

  Approval of the amendment of the 1994 Plan requires that the votes in favor of the proposal exceed the votes against the proposal.

  THE BOARD RECOMMENDS A VOTE FOR THE PROPOSED AMENDMENT TO THE 1994 PLAN TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK TO BE ISSUED UNDER THE 1994 PLAN TO 13,562,500 SHARES.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of the Record Date (unless otherwise noted), certain information with respect to the beneficial ownership of Common Stock, for (i) each person (or group of affiliated persons) who, insofar as the Company has been able to ascertain, beneficially owned more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director and named executive officer, and (iii) all current directors and executive officers as a group. The Company has relied on information received from each of the shareholders as to beneficial ownership, including information contained on Schedules 13G and Forms 3, 4 and 5.

NAME AND ADDRESS OF HOLDER(1)                                NUMBER(2)  PERCENT
-----------------------------                                ---------- -------
FMR Corp.(3)
 82 Devonshire Street
 Boston, MA 02109........................................... 15,244,650  12.0%
Putnam Investments (4)
 One Post Office Square
 Boston, MA 02109........................................... 12,552,024   9.9
T. Rowe Price Associates, Inc.(5)
 100 E. Pratt Street
 Baltimore, MD 21202........................................  7,608,298   6.0
DLJ Affiliates(6)
 277 Park Avenue, 21st Floor
 New York, NY 10172.........................................  1,411,615   1.1
Jirka Rysavy(7).............................................  3,886,764   3.0
Robert L. King(8)...........................................  1,476,199   1.1
Gary M. Jacobs(9)...........................................  1,067,251     *
Sam Leno(10)................................................    237,567     *
Janet A. Hickey(11).........................................  1,442,649   1.1
Mo Siegel...................................................        --    --
James Argyropoulos(12)......................................    956,017     *
All directors and executive officers as a group (8
 persons)...................................................  9,173,920   7.0

--------
* Less than 1.0%.
(1)Except as otherwise noted, the address of the holder is in care of the Company.
(2) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by that person (but not those held by any other person) that are exercisable within 60 days of the Record Date have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.
(3) Represents ownership as of May 30, 1997. Includes 285,000 shares of Common Stock issuable upon conversion of the Company's 4 1/2% Convertible Subordinated Debentures due July 2000.
(4) Represents ownership as of March 31, 1997.
(5) Represents ownership as of May 30, 1997. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(6) Includes: (a) 720,393 shares of Common Stock owned by Sprout Capital VI, L.P.; (b) 375,927 shares of Common Stock owned by Sprout Growth II, L.P.;
    (c) 75,578 shares of Common Stock owned by DLJ Capital Corporation; (d) 23,229 shares of Common Stock owned by DLJ Venture Capital Fund II, L.P.

   (collectively, the "Sprout Entities"); (e) 22,727 shares of Common Stock held by DLJ First ESC L.L.C., an employee securities corporation of which DLJ LBO Plans Management Corporation, an affiliate of DLJ Securities Corporation, is the manager and has voting and dispositive power; (f) 180,755 shares of Common Stock owned by ML Venture Partners II, L.P.; (g) 11,500 shares of Common Stock owned by Donaldson, Lufkin & Jenrette, Inc.; and (h) 1,506 shares of Common Stock owned by DLJ Capital Associates VI, Inc. Does not include shares of Common Stock held by employees of DLJ Securities Corporation and its affiliates. DLJ Securities Corporation and its affiliates disclaim beneficial ownership of all shares held directly or indirectly by its employees.
(7) Includes: (a) 898,014 shares of Common Stock owned by Synergom, Inc., a Colorado corporation, of which Mr. Rysavy is the sole shareholder; (b) 525,000 shares of Common Stock owned by Transecon, Inc., a Colorado corporation, of which Mr. Rysavy is the majority shareholder; (c) 112,500 shares of Common Stock owned by Polly Source, Inc., a Colorado corporation, of which Mr. Rysavy is the sole shareholder; (d) warrants to purchase 562,500 shares of Common Stock for $4.89 per share which expire on January 31, 1999; (e) options to purchase 1,125,000 shares of Common Stock for $5.33 per share which expire onJune 13, 2006; and (f) options to purchase 393,750 shares of Common Stock for $13.33 per share which expire on June 30, 2007.
(8) Includes: (a) options to purchase 378,750 shares of Common Stock for $3.55 per share which expire on September 1, 2000; (b) options to purchase 787,500 shares of Common Stock for $5.33 per share which expire June 13, 2006; and (c) options to purchase 281,250 shares of Common Stock for $13.33 per share which expire on August 29, 2007.
(9) Includes: (a) warrants to purchase 112,500 shares of Common Stock for $1.78 per share which expire on February 28, 1998; (b) options to purchase 9,375 shares of Common Stock for $0.45 per share which expire on November 16, 1999; (c) options to purchase 50,976 shares of Common Stock for $4.89 per share which expire on February 1, 2001; (d) options to purchase 450,000 shares of Common Stock for $5.33 per share which expire on June 13, 2006; and (e) options to purchase 168,750 shares of Common Stock for $13.33 per share which expire on August 29, 2007.
(10) Includes: (a) options to purchase 67,875 shares of Common Stock for $13.33 per share which expire on August 29, 2002; and (b) options to purchase 168,750 shares of Common Stock for $13.33 per share which expire on August 29, 2007.
(11) Includes 26,315 shares of Common Stock owned by Ms. Hickey and 4,719 shares of Common Stock owned by the JHT 1994 Limited Partnership which are deposited in a voting trust. Ms. Hickey is a General Partner of the JHT 1994 Limited Partnership. Also includes shares of Common Stock owned by the Sprout Entities (see note 6). Ms. Hickey is a director of the Company and a general partner of several limited partnerships comprising, in part, the Sprout Group. Ms. Hickey shares voting and investment power with respect to the shares owned by the Sprout Group and may be deemed to be the beneficial owner of such shares. Ms. Hickey disclaims beneficial ownership as to the shares owned by the Sprout Entities. Does not include shares of Common Stock held by employees of DLJ Securities Corporation and its affiliates. DLJ Securities Corporation and its affiliates disclaim beneficial ownership of all shares held directly or indirectly by its employees.
(12) Includes: (a) 848,817 shares of Common Stock owned by the James P. Argyropoulos Trust dated August 8, 1991; (b) 60,000 shares of Common Stock owned by The James P. Argyropoulos IRA Account; (c) 20,200 shares of Common Stock owned by Argyropoulos Investors, G.P.; and (d) 9,000 shares of Common Stock each owned by The Peter J. Argyropoulos Trust, The Nicholas J. Argyropoulos Trust and The Alexander J. Argyropoulos Trust.

                              EXECUTIVE OFFICERS

  The executive officers of the Company are:

  NAME                 AGE                       POSITION
  ----                 ---                       --------
Jirka Rysavy..........  43 Chairman of the Board and Chief Executive Officer
Robert L. King........  46 President and Chief Operating Officer
Gary M. Jacobs........  50 Executive Vice President and Secretary
Sam R. Leno...........  51 Executive Vice President and Chief Financial Officer
Joanne C. Farver......  42 Vice President--Controller
Mark Hoffman..........  44 President--North American Operations
Thomas E. Frank.......  58 President--International Operations

  The business backgrounds of Messrs. Rysavy and King are included under "Proposal 1--Election of Directors."

  Mr. Jacobs joined the Company in November 1992 as Executive Vice President and Chief Financial Officer, and currently serves as Executive Vice President and Secretary of the Company. Mr. Jacobs previously served the Company as a director from August 1988 through September 1990. From 1990 to 1992, Mr. Jacobs served as the Chief Executive Officer of Boulder Retail Finance Corporation, an investment firm controlled by Mr. Jacobs. From 1978 through mid-1990, he served as Executive Vice President of Capital Associates, Inc., a public equipment leasing company. Mr. Jacobs also served as a director of Capital Associates, Inc. from 1978 to 1991 and from 1994 to present. Prior to joining Capital Associates, Inc., Mr. Jacobs served as a director of finance for Storage Technology Corporation, a public company which manufactures computer peripheral devices.

  Mr. Leno joined the Company as Executive Vice President and Chief Financial Officer in July 1995. From July 1994 until July 1995, Mr. Leno was the Chief Financial Officer of Coram Healthcare. Prior thereto, for 23 years, Mr. Leno served in various management positions with Baxter International, a manufacturing and multinational distribution company, including Vice President of Finance and Information Technology.

  Ms. Farver joined the Company in August 1988 and has served as Vice President--Controller of the Company since November 1991. Ms. Farver also served as a director of the Company from July 1991 to February 1992 and as Secretary of the Company from June 1990 to November 1991. Ms. Farver joined Commercial Office Products as Controller in August 1985. From 1982 to 1985, Ms. Farver held various financial management positions with NBI, Inc., a computer company and the parent company of Commercial Office Products. Prior to 1982, Ms. Farver spent three years as a Certified Public Accountant with Touche Ross & Company.

  Mr. Hoffman joined the Company as President--North American Office Product Operations during April 1997. Mr. Hoffman previously served as President, Chief Executive Officer and a director of APS Holdings, Inc. from August 1992 to March 1997. Mr. Hoffman was Vice President, Planning and Development at W.
W. Grainger, Inc., from April 1991 to July 1992. From 1987 to April 1991, he was with TRW, Inc., a manufacturer of automotive parts and other products and a provider of information system services, in various executive capacities, including Vice President and General Manager of TRW, Inc.'s Asia Pacific steering and suspension operations and Managing Director, TRW Products, Ltd.

  Mr. Frank joined the Company as President--International Operations during May 1997. Mr. Frank previously served as President and Chief Executive Officer of Hickory Farms Incorporated from 1988 to 1996. From 1972 to 1986, he served in various management positions with Kentucky Fried Chicken, including Senior Vice President and Managing Director of KFC International leading the operations in Great Britain, Continental Europe, South Africa and the Middle East. From 1996 to 1997, Mr. Frank was a marketing professor at the University of Michigan Graduate School of Business.

                            EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

  Summary Compensation Table. The following table sets forth individual compensation (cash and non-cash, plan and non-plan) paid to the Chief Executive Officer and to certain other executive officers (other than the Chief Executive Officer) of the Company (the "named executive officers") for all services rendered in all capacities to the Company and its subsidiaries for fiscal 1994, fiscal 1995 and fiscal 1996:

                                   ANNUAL              LONG-TERM
                              COMPENSATION(1)          COMPENSATION
                         ----------------------------- ------------
NAME AND                                               NUMBER OF      ALL OTHER
PRINCIPAL POSITION       YEAR SALARY($)    BONUS($)(2) OPTIONS(#) COMPENSATION($)(3)
------------------       ---- ---------    ----------- ---------- ------------------
Jirka Rysavy............ 1996 $275,000           --          --            --
 Chairman of the Board
  and                    1995  256,732      $137,500     787,500           --
 Chief Executive Officer 1994  212,630      $141,900   1,125,000        12,813
Robert L. King.......... 1996 $250,000           --          --            --
 President and Chief     1995  235,775      $125,000     562,500        37,448
 Operating Officer       1994  194,498       132,000     787,500           --
Gary M. Jacobs.......... 1996 $225,000           --          --            --
 Executive Vice
  President              1995  217,452      $112,500     337,500           --
 and Secretary           1994  177,776        92,500     450,000           --
Sam Leno................ 1996 $225,000           --          --            --
 Executive Vice
  President              1995  129,807(4)   $112,500     675,000           --
 and Chief Financial
  Officer
Clayton Trier........... 1996 $225,000           --          --          7,800
 Chief Executive         1995 $151,769(5)        --      285,000           --
 Officer, U.S. Delivery

--------
(1) With respect to the Chief Executive Officer and each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported.
(2) Bonuses for fiscal 1996 have not yet been determined but it is expected that any bonus to the Chief Executive Officer and named executive officers with respect to fiscal 1996 will be substantially less than the bonus amount paid in the prior fiscal year.
(3) All other compensation includes taxable relocation, temporary housing and other executive benefits.
(4) This amount represents Mr. Leno's salary from July 1995, when he joined the Company, through the end of fiscal 1995.
(5) This amount represents Mr. Trier's salary paid by U.S. Delivery Systems, Inc. ("U.S. Delivery") during fiscal 1995. Mr. Trier joined the Company following the merger with U.S. Delivery on March 1, 1996.

  Option Exercises and Option Values. The following table sets forth information concerning stock options exercised by the Chief Executive Officer and each of the named executive officers during fiscal 1996 and the number of unexercised options and warrants at the end of fiscal 1996 and the value of these options:

                                                                                 VALUE OF UNEXERCISED
                                                       NUMBER OF UNEXERCISED    "IN-THE-MONEY" OPTIONS
                                                       OPTIONS AND WARRANTS         AND WARRANTS AT
                                                       AT FISCAL YEAR END(1)      FISCAL YEAR END(2)
                                                     ------------------------- -------------------------
                            NUMBER OF
                         SHARES ACQUIRED    VALUE
  NAME                   ON EXERCISE(#)  REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                   --------------- ----------- ----------- ------------- ----------- -------------
Jirka Rysavy............         --             --    1,687,500     787,500    $23,948,438  $4,760,438
Robert L. King..........     127,500     $2,776,950   1,166,250     562,500    $17,054,155  $6,070,781
Gary M. Jacobs..........      20,625     $  402,133     497,695     394,805    $ 9,007,201  $2,945,176
Sam Leno................      16,500     $  198,000      67,875     590,625    $   410,304  $3,570,329
Clayton Trier...........      41,475     $  871,929     253,953         --     $ 3,591,442         --

--------
(1) The value realized represents the difference between the fair market value on the date of exercise and the exercise price, multiplied by the applicable number of options.
(2) Options or warrants are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the option or warrant. The amounts set forth represent the difference between $19.375 per share, the fair market value of the Company's Common Stock issuable upon exercise of options or warrants at March 1, 1997, and the exercise price of the option or warrant, multiplied by the applicable number of options or warrants.

  Summary of Option Grants. The following information summarizes the aggregate number of options granted by the Company or assumed by the Company in connection with acquisitions during fiscal 1996, net of forfeitures. Each option is exercisable for one share of the Company's Common Stock, which stock had a market value of $19.375 per share as of March 1, 1997. During fiscal 1996, no stock options were granted to the named executive officers.

1996 Outside Directors Plan:              75,000
1994 Plan:                                1,659,511; none of which were
                                          granted to the Chief Executive
1994 Executive Plan:                      Officer and the named executive
United TransNet Assumed Plans:            officers
                                          None
1996 Supplemental Plan:                   276,111; none of which were granted
                                          to the Chief Executive Officer and
                                          the named executive officers
                                          1,368,000; none of which were
                                          granted to the Chief Executive
                                          Officer and the named executive
                                          officers

EMPLOYMENT CONTRACTS

  Mr. King has an employment agreement with the Company pursuant to which he serves as President and Chief Operating Officer, which agreement expires on August 31, 1997 and is expected to be renewed. In addition to his base salary, Mr. King is entitled to participate in all benefit and incentive plans available to executive officers and to receive a bonus of up to 100% of his base salary if the Company achieves certain financial performance targets. Mr. King was also granted options to purchase 675,000 shares of Common Stock at an exercise price of $3.55 per share, which options vest in four equal annual installments beginning on September 1, 1994. If the employment agreement is terminated other than for cause by the Company, upon the death or disability of Mr. King or voluntarily by Mr. King following a breach of the agreement by the Company, Mr. King will be entitled to receive salary, bonus and benefits for twelve months following termination and one-third of any unvested stock options granted to Mr. King will become exercisable.

  Mr. Leno has an employment agreement with the Company, pursuant to which he serves as Executive Vice President and Chief Financial Officer, which expires on July 31, 1999. In addition to his base salary, Mr. Leno is entitled to participate in all benefit and incentive plans available to executive officers and to receive a bonus of up to 100% of his base salary if the Company achieves certain financial performance targets. Mr. Leno also received options to purchase 337,500 shares of Common Stock at an exercise price of $13.33 per share, which options vest in four equal annual installments beginning on August 1, 1996. Mr. Leno was granted options to purchase an additional 337,500 shares of Common Stock under the Executive Stock Option Plan on the same terms as are granted to other executive officers. If the employment agreement is terminated other than for cause by the Company, upon the death or disability of Mr. Leno or voluntarily by Mr. Leno following a breach of the agreement by the Company, Mr. Leno will be entitled to receive salary, bonus and benefits for twelve months following termination.

  Mr. Jacobs has an employment agreement with the Company pursuant to which he serves as Executive Vice President and Secretary. The employment agreement automatically renews for successive 180 day periods, unless either party provides notice to the other prior to the end of the then current term. The current term of the employment agreement expires on November 16, 1997. In addition to his base salary, Mr. Jacobs is entitled to participate in all benefit and incentive plans available to executive officers and to receive a bonus of up to 100% of his base salary if the Company achieves certain financial performance targets. If the agreement is terminated by the Company other than for cause or upon the death or disability of Mr. Jacobs or voluntarily by Mr. Jacobs, Mr. Jacobs is entitled to receive salary and benefits for six months following termination.

  Mr. Trier resigned from the Company's Board of Directors in January 1997. Mr. Trier terminated his employment with the Company on April 23, 1997 and in connection with such termination the Company paid Mr. Trier a lump sum payment of $225,000 and will pay $112,500 per annum in bi-weekly payments through April 23, 1999.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board established a Compensation Committee on August 24, 1993. During fiscal 1996, the Compensation Committee was comprised of Ms. Hickey and Mr. Siegel. None of the executive officers of the Company currently serves on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions. Members of the Compensation Committee, or their affiliates, have entered into the following transactions with the Company.

  In connection with the several rounds of private equity financing of the Company, certain entities comprising the Sprout Group purchased an aggregate of 5,697,197 shares of Common Stock (some of which were originally issued as preferred stock) for an aggregate purchase price of $16,397,293. Some of these shares have subsequently been transferred to other entities within the Sprout Group or sold. Ms. Hickey is a general partner of several limited partnerships comprising, in part, the Sprout Group, and is a divisional Senior Vice President of DLJ Capital Corporation. The Sprout Group is a division of DLJ Capital Corporation. DLJ Capital Corporation and DLJ Securities Corporation are each wholly-owned subsidiaries of Donaldson, Lufkin & Jenrette, Inc. DLJ Securities Corporation was one of the Underwriters for the Company's initial public offering. Sprout VI, Sprout Growth and DLJ Venture Capital Fund II, L.P. are each limited partnerships associated with the Sprout Group and DLJ Capital Management, a wholly-owned subsidiary of DLJ Capital Corporation, submanages ML Venture's and Merrill Lynch Venture Capital Inc.'s investments in the Company (collectively with DLJ Capital Corporation and DLJ Securities Corporation, the "DLJ Affiliates"). As of the date hereof, the DLJ Affiliates collectively owned approximately 1.1% of the issued and outstanding Common Stock of the Company. DLJ Securities Corporation performed investment banking and financial advisory services on behalf of the Company in connection with the offering of the Company's 9 1/8% Senior Subordinated Notes due 2004, the private equity financing in January 1994, the Hanson Acquisition, the Company's initial public offering, and the Company's subsequent public offerings of debt and equity securities for which it received customary fees. In fiscal 1996, DLJ Securities Corporation received fees in the amount of $1,099,370 for services performed in connection with the U.S. Delivery and United TransNet, Inc. acquisitions, and customary fees in connection with the Company's 4 1/2% Convertible Subordinated Debenture offering.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors (the "Committee") consisted of Ms. Hickey and Mr. Siegel during fiscal 1996, each of whom is a disinterested person under Rule 16b-3 under the Exchange Act. The Committee sets compensation policies applicable to executive officers, has the authority to approve salaries and bonuses and other compensation matters for these executive officers and administers the Company's various stock option and stock purchase plans.

EXECUTIVE COMPENSATION PHILOSOPHY

  The Company's executive compensation policy is designed with the goals of ensuring that an appropriate relationship exists between executive pay and corporate performance, while at the same time motivating and retaining highly qualified executive officers, and providing total compensation that is competitive with companies in comparable industries or other companies of comparable growth and performance. The Company's policies emphasize compensation through long-term equity participation.

EXECUTIVE COMPENSATION COMPONENTS

  The key components of the Company's compensation program are base salary, annual incentive bonus awards and equity participation in the form of stock options and warrants. Executive officers are also entitled to customary benefits generally available to all employees of the Company, including group medical, dental and life insurance and 401(k) and employee stock purchase plans.

  Annual Cash Compensation. The named executive officers received salary increases for fiscal 1995 which were approved in July and August of 1995. The Compensation Committee did not review or modify the annual cash compensation for the named executive officers during the 1996 fiscal year.

  Stock Options. The Company did not review stock option grants for the named executive officers during fiscal 1996 and no options were granted.

CHIEF EXECUTIVE OFFICER COMPENSATION

  Mr. Rysavy received a base salary of $275,000 in fiscal 1996, which salary was approved in August 1995. Mr. Rysavy's salary was not reviewed by the Compensation Committee during fiscal 1996, but shall be reviewed during the 1997 fiscal year.

FUTURE EXECUTIVE OFFICER COMPENSATION

  During fiscal 1994, William M. Mercer, Incorporated, a national compensation consulting firm, prepared an analysis of the cash compensation practices of a group of comparable companies extracted from compensation data banks, surveys and recent proxy statements. The companies surveyed included companies from the office products industry (Office Depot, Staples and OfficeMax) and other selected high-growth or acquisition-oriented retailers and health care companies, general industry fast-growth companies and companies with market capitalization or sales comparable to the Company. After examination of the survey data, the Committee determined that the cash compensation portion of the Company's executive compensation program is generally somewhat less than the amounts paid by comparable companies, but that the Company's total compensation arrangements are generally satisfactory. The Committee intends to continue to emphasize stock options and other forms of long-term compensation, and to periodically review all forms of executive compensation to ensure that the Company can attract and retain key executives. Management has advised the Committee of its desire to continue to have a substantial portion of executive compensation directly tied to corporate performance.

  The Company has adopted an incentive plan for its executive officers and other management employees. The incentive plan provides for annual cash bonuses based upon the performance by the Company of specified financial objectives. Financial objectives and target awards for the Chief Executive Officer and the named executive officers are determined by the Committee. For the Company's Chief Executive Officer, Chief Operating Officer and Executive Vice Presidents, the objectives for fiscal 1997 are based on the Company's earnings per share and individual performance. Target awards for these executives are not yet firmly established for fiscal 1997, but are expected to be 50% of base salary if financial objectives are met and not less than 100% of base salary if financial objectives are exceeded by specified percentages and the individual objectives are met.

  In addition, the Company anticipates that it will continue to hire, appoint or otherwise change senior managers and other key executives as it continues to grow. Executive compensation and compensation policies may change as the Company continues to grow and as management changes are implemented.

TAX CONSIDERATIONS

  Amendments to the Code enacted in 1993 generally limit the tax deductibility of compensation paid by a public company to its chief executive officer and four other most highly compensated executive officers to $1 million unless the executive compensation is awarded under a performance-based plan approved by the shareholders of the company. Although the Committee believes that tax deductibility is of value to the Company, it has decided not to submit its incentive plan for shareholder approval at this time because annual cash incentive compensation for any executive officer is unlikely to exceed $1 million in the near future. The Committee may decide to submit the incentive plan for shareholder approval if cash incentive compensation is likely to exceed $1 million. The Executive Stock Option Plan was submitted to and approved by the shareholders in August 1994, and complies with the performance-based requirements of the new tax laws.

                                          Compensation Committee

                                          Janet A. Hickey
                                          Mo Siegel

  This report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act") or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act and the Exchange Act and shall not be deemed to be soliciting material.

                            STOCK PERFORMANCE GRAPH

  The following graph compares the percentage change in cumulative total shareholder return on the Common Stock since September 23, 1994, the date the Company's shares began trading on the Nasdaq National Market, with the cumulative total return on the S & P 500 Index and the S & P Retail Stores Common Stock Composite Index over the same period. The comparison assumes $100 was invested on September 23, 1994 in the Common Stock and in each of the indices and assumes reinvestment of dividends, if any, since that date. The Company has not paid cash dividends on the Common Stock. Historic stock price is not indicative of future stock price performance.


LOGO

(1)Assumes $100 investment on September 23, 1994.

  This Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act and are not to be deemed to be soliciting material.

                                   AUDITORS

  A representative of Coopers & Lybrand L.L.P., the Company's auditors for the 1996 fiscal year, is expected to be present at the Annual Meeting and will have the opportunity to make a statement and will be available to respond to appropriate questions.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors, officers (including a person performing a principal policy-making function) and persons who own more than 10% of a registered class of the Company's equity securities ("10% Holders") to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, officers and 10% Holders are required by SEC regulations to furnish the Company with copies of all of the Section 16(a) reports they file. Based solely upon a review of the copies of the forms furnished to the Company and the representations made by the reporting persons to the Company, the Company believes that during fiscal 1996 its directors, officers and 10% Holders complied with all filing requirements under Section 16(a) of the Exchange Act.

                             SHAREHOLDER PROPOSALS

  Shareholders may submit proposals on matters appropriate for shareholder action at the Company's annual meetings consistent with regulations adopted by the SEC. For shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 1998 Annual Meeting of Shareholders, they must be received by the Company not later than February 24, 1998. Such proposals should be addressed to the Company at One Environmental Way, Broomfield, Colorado 80021, Attention: General Counsel.

                                 OTHER MATTERS

  Management does not intend to present, and has no information as of the date of preparation of this Proxy Statement that others will present, any business at the Annual Meeting other than business pertaining to matters required to be set forth in the Notice of Annual Meeting and Proxy Statement. However, if other matters requiring the vote of the shareholders properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxies held by them in accordance with their best judgment on such matters.

                            YOUR VOTE IS IMPORTANT

  YOU ARE URGED TO DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE PROMPT RETURN OF YOUR SIGNED PROXY, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, WILL AID THE COMPANY IN REDUCING THE EXPENSE OF ADDITIONAL PROXY SOLICITATION. THE GIVING OF YOUR PROXY DOES NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING.

                                                                    APPENDIX VII

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                   FORM 10-K

(MARK ONE)

   [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1996

                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 0-26674
                              ------------------
                          DATA DOCUMENTS INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    47-0714942
       (State or other jurisdiction of                  (I.R.S. Employer
       incorporation or organization)                   Identification No.)

           4205 SOUTH 96TH STREET
              OMAHA, NEBRASKA                                 68127
 (Address of Principal Executive Offices)                   (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (402) 339-0900

       SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

      SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: COMMON
                            STOCK, $.001 PAR VALUE

            Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  [X]   No  [_]

            Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

            The aggregate market value of the voting stock held by non-affiliates of the Registrant was $75,406,434 as of February 28, 1997.

            The number of shares outstanding of the Registrant's Common Stock, as of February 28, 1997, was 9,615,668 shares (excluding 269,607 treasury shares).

                      DOCUMENTS INCORPORATED BY REFERENCE

            Portions of the Data Documents Incorporated definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended December 31, 1996 are incorporated by reference into Part III hereof.

                          DATA DOCUMENTS INCORPORATED

                          ANNUAL REPORT ON FORM 10-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                                                             Page
                                                                             ----
ITEM 1.     BUSINESS............................................................1

ITEM 2.     PROPERTIES..........................................................8

ITEM 3.     LEGAL PROCEEDINGS...................................................8

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.................8

ITEM 5.     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS.............................................................9

ITEM 6.     SELECTED FINANCIAL DATA.............................................9

ITEM 7.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS..............................................11

ITEM 8.     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA........................16

ITEM 9.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
            FINANCIAL DISCLOSURE...............................................16

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.................16

ITEM 11.    EXECUTIVE COMPENSATION.............................................16

ITEM 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....16

ITEM 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................16

ITEM 14.    EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K....17

                                    PART I

ITEM 1.     BUSINESS.

GENERAL

            Data Documents Incorporated (the "Company") conducts all of its consolidated operations through its one wholly-owned subsidiary, Data Documents, Inc., a Nebraska corporation ("DDI"), and DDI's wholly-owned subsidiaries, PBF Washington, Inc., a Washington corporation ("PBF"), and Cal Emblem Labels, Inc., a California corporation ("Cal Emblem"). DDI, PBF and Cal Emblem account for 100% of the consolidated revenues and net earnings of the Company. The Company's sole assets are the investment in the stock of, and advances to, DDI. The Company has no subsidiaries other than DDI and, indirectly, PBF and Cal Emblem, and has no liabilities other than guarantees of indebtedness of DDI, PBF and Cal Emblem. The Company's financial statements are prepared on a consolidated basis and include the financial results of DDI, PBF and Cal Emblem. Unless the context otherwise requires, the term "Company" includes Data Documents Incorporated and its direct and indirect subsidiaries.

            In August 1995, the Company purchased the capital stock of Cal Emblem, expanding the Company's products to include prime labels and increasing its market presence in California and Colorado.

            In October 1995, the Company consummated an initial public offering (the "Offering") of 3,400,000 shares of its common stock, par value $0.001 per share (the "Common Stock"), to the public. The Offering was registered under the Securities Act of 1933, as amended (the "Securities Act"), on a registration Statement on Form S-1. The net proceeds to the Company of approximately $27.9 million were used by the Company to redeem $24,000,000 in aggregate principal amount of the 13 1/2 % Senior Secured Notes of DDI due 2002 (the "Senior Notes").

            The Company was organized by management and an investor group in Delaware in February 1988 to acquire DDI from Pitney Bowes, Inc. (the "1988 Management Acquisition").

            The Company is a leading designer and provider of custom business forms, pressure-sensitive label products and forms management systems that enable its large corporate customers to enhance productivity and reduce costs associated with managing information. A substantial portion of the Company's forms sales are made in connection with its proprietary forms management systems. In addition, the Company supplies specialized direct mail products and services ("InteliMail(R)") and sells other computer services and products, including laser printer supplies and software packages.

            Within the pressure-sensitive label market, the Company has focused on, among others, the thermal, laser and combination label/forms segments. The Company has developed many label products, such as the Dual-Web(R) label/form combination product and airline baggage tracking labels. Many of the Company's products have been developed to satisfy customers' increasing needs for variable information content, such as inventory control bar coding for manufacturing, retailing and distribution customers.

            Over the last five years, the business forms industry has been affected by numerous factors, including changes in end-user requirements and available technology. These changes have resulted in a shift towards certain custom value-added products and systems in both the business forms and pressure-sensitive label markets. Consequently, there has been a decline in the stock forms segment and a reduction of the paper content of forms products. In addition, end-users are increasingly seeking to outsource and single source their forms management and pressure-sensitive label needs. The Company has positioned itself as a provider of solutions-based approaches to information collection and distribution and to focus its business on custom value-added products that are tied to the Company's services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Custom products accounted for approximately 81% of the Company's net sales in 1996.

            The Company establishes strategic, long-term forms management relationships with its core customers. The Company's forms management services have been designed to respond to increased outsourcing by large corporations of non-core operations, such as forms design and workflow analysis, inventory management, warehousing and shipping. The Company's Odyssey Integrated Services(R) program ("Program"), provides a selection of fully integrated service modules, supported by proprietary software, offering comprehensive forms management services and efficiency-enhancing tools.

INDUSTRY OVERVIEW

            The Company has focused its product offerings in the business forms, pressure-sensitive label and custom direct mail industries.

            The U.S. market for business forms is divided into two primary segments: custom forms and stock forms. The Company has targeted the higher-margin custom forms segment. Based on industry analyses, the custom forms segment generated approximately $6.4 billion of sales in 1995 and includes such custom-made products as invoices, statements, purchase orders and checks. The stock forms segment of the industry (excluding blank cut sheet laser printer paper) generated approximately $1.5 billion of sales in 1995 and includes a wide variety of more standard computer-output paper.

            Advances in computer and laser technology have resulted in changes in forms demands for some traditional products while creating new opportunities for forms products and solutions that address the needs created by this new technology. The installed base of laser printers has increased significantly over the past few years and, as a result, custom laser form sales have been one of the fastest-growing segments of the forms market.

            In addition, larger companies have increased their outsourcing of non-core operations such as forms management and have reduced the number of vendors providing such products and services. The increase in outsourcing and in the installed base of laser printers has resulted in an increase in the customization of information flows. This trend towards outsourcing has also increased the use of color and higher paper grades in print media. The Company has worked to focus its business on custom value-added products and services and has sought to develop solutions-based approaches to information collection and distribution. See "-- Product Development."

            The overall U.S. market for pressure-sensitive labels has grown rapidly and was approximately $3.2 billion in 1995. Within this market, the Company has historically focused its efforts on the EDP label segment. The market for EDP pressure-sensitive labels was approximately $875 million in 1995. With the acquisition of Cal Emblem in 1995, the Company added prime labels to this product line. Evolving technologies are the catalysts for changes and growth in the pressure-sensitive label market. The use of label products in applications that are critical to the operations of business users is spurring the development of new products and technologies, and end-users are demanding reliable delivery and higher quality.

            The direct mail product line comprises only approximately 7.9% of the Company's sales.


FORMS MANAGEMENT/ODYSSEY INTEGRATED SERVICES

            In 1983, the Company introduced its forms management program to assist its larger customers in improving overall productivity and reducing the costs associated with information management. For a typical customer, the greatest portion of the total costs of forms usage is not the form itself, but rather the costs of creating, procuring, managing, storing and using forms. By developing programs tailored to each customer's requirements, the Company helps to control these costs and improve efficiency in each phase of the customer's forms usage. These programs also respond to the trend among large corporations of outsourcing non-core operations such as forms management.

            In the second quarter of 1995, the Company announced the development of its Odyssey Integrated Services program. The Program is a collection of fully integrated service modules providing comprehensive forms management services and efficiency-enhancing tools. As a package, the Program provides a more extensive array of forms management services than the Company's standard forms management programs. The Program incorporates proprietary software, the Odyssey Network/sm/, that runs on the Microsoft Windows platform. The Odyssey Network has been designed to operate on either a fully-outsourced basis or on the customer's own file server. The Program was developed through the efforts of the Company's marketing force, in close collaboration with the Company's customers and the Company's in-house technical personnel. The Company's focus is on attracting new customers whose businesses are large enough to generate savings from the various service modules. Some of the Company's existing customers may also be converted to the Program. During 1996, twenty-eight customers were added to the Program for a total through December 1996 of thirty-five customers having signed agreements. Implementation or implementation planning is in process at all thirty-five sites. Of these thirty-five customers, fourteen are new and twenty-one are conversions. Although the Company believes that the Program can enable certain customers to realize cost savings, there can be no assurances that the availability of the Program will attract new customers or that it will be accepted by existing customers.

            Forms management services offered by the Company (both in the Odyssey Integrated Services program and the Company's standard forms management programs) include: (i) forms and systems workflow analysis; (ii) forms design services which utilize advanced design techniques, including DataLaser(R) technology; (iii) forms control services; and (iv) inventory management services. An example of a forms management service is a warehousing/storage agreement whereby the Company receives an order for up to a year's supply of forms which can be produced in economic lots throughout the year and delivered to the customer on a just-in-time basis. As part of its traditional forms management program, for its major customers the Company also provides on-line direct computer access with software that enables the customer to determine the production status of orders, check current inventory levels and place orders. Additional services available under the Program modules include workflow reengineering for improving employee productivity and disaster recovery services. The Company also offers consolidated billing and the Company's "Pick `n' Pack" forms warehousing/storage services on a selected basis. Through this warehousing/storage service, the Company distributes products to various locations in less than case lot quantities on an "as needed" basis.

            The Company does not currently charge a separate fee for many of these services offered as part of its traditional forms management program; however, the Company does charge a fee for certain service modules. For example, development of a forms database and subsequent analysis and maintenance of the database in the Program's Forms Analysis Module, generate income for the Company. Although the Company does not anticipate that the fees alone will be a significant source of revenue for the Company, the goal of the forms management programs, such as the Odyssey Integrated Services program, is to attract and retain large customers with significant forms usage by enabling them to generate cost savings and efficiencies in information management. As is the Company's expectation for the Program, not all aspects of the Company's traditional forms management program are offered to, or utilized by, all customers.

PRODUCTS

            The Company's products consist primarily of business forms, pressure-sensitive label products and InteliMail(R) custom direct mail products, with aggregate sales of these products constituting 97%, 98% and 98% of the Company's net sales for 1996, 1995 and 1994, respectively.

            Business Forms. The Company primarily manufactures a complete line of custom business forms produced to buyers' specifications for size, plies, paper, inks and content. Products manufactured include invoices, statements, purchase orders and receiving reports. These forms can be finished in a variety of formats (fanfolded, roll-fed or cut-sheet) depending on the customer's intended use. The Company also provides stock forms as a support product to its custom forms and forms management accounts. These products are generally pre-printed, generic forms and blank or green-bar forms for use on all types of computer printers.

            Many major customers now employ high speed laser printers in a centralized "print center." These customers are converting from fanfolded forms to sheeted and/or jumbo roll (50") forms and the Company has developed processes to manufacture high-quality, reliable roll and sheeted products for this new printing environment. The Company's sales of custom laser forms represented approximately 10.1% of its total net sales for 1996.

            Pressure-Sensitive Labels. The Company's electronic data processing pressure-sensitive labels are used in a wide range of retail, wholesale, manufacturing, industrial and medical businesses and often relate to applications that are critical to the operations of the Company's customers. The Company produces bar code and other labels for a wide range of scanning systems, which may be imprinted through the Company's plant or at the customer's location. The uses of bar codes and other types of variable information labeling, which uniquely identify individual products or transactions, are growing, and customers are seeking to provide greater detail in packaging and labeling, including hazardous materials notifications. In addition, government regulations in various industries are increasing the demand for more informative and extensive labels. The Company also serves as a value-added reseller of certain of integrated label applications. See "-- Product Development."

            The Company's custom label products include the following:

 .           Dual-Web(R) Labels. The Dual-Web product combines a custom-designed business form and a pressure-sensitive label into a single unit. Such label/form combination products are now used extensively in the pharmacy and other industries.

 .           Laserprint(R) Labels. These labels, used primarily in retail and distribution industries, are manufactured under strict humidity-controlled conditions to ensure stability, with a specially-coated surface for laser imaging of bar codes, pricing information and other variable information.

 .           Airline Baggage Tracking Labels. On-demand printed bag tags. Label stock is printed by the Company, and bar codes and other variable-imaged information for baggage identification and routing is added by airline personnel at ticket counters.

 .           Specialty Labels. Non-paper labels (vinyl, mylar, foils and other films) with resistance to chemicals, heat and moisture for harsh environments such as continuous rating plates for electric and gas appliances, certain hazardous warning labels (used for applications such as government-mandated chemical labeling) and bar coding labels.

 .           Direct Thermal Labels. Custom labels that produce an image when thermal-coated paper comes in contact with a heated printhead. These labels, which the customer normally uses to identify specific items, are used in a variety of applications, including parts identification and inventory control.

 .           Thermal Transfer Labels. On-demand custom labels produced by pressing a heated printhead against a film ribbon transferring the image to the label surface. Applications include consumer product tags, tickets, packaging, photo identification cards and inventory control.

 .           Prime Labels. Pressure-sensitive labels that serve as the primary product identification for the produce industry and other consumer products industries.

            InteliMail. InteliMail is a specialized single-source supplier of custom direct mail services including printing, data processing and mailing services offered to firms marketing their products and services through the mail. Direct mail users include companies in the publishing, insurance, finance, communications, retail sales, non-profit and automotive industries. In addition, federal, state and local governments, agencies, political parties and lobbyists are large users for applications such as ballots, voter registration, license renewal statements and payment coupons. The InteliMail Division focuses on middle market customers and provides a complete line of printed products, design capabilities, personalization and mailing services.

            Products of the InteliMail Division include a variety of different mailer formats, processes and services for custom direct mail solicitations such as: (i) production formats including promotional printing, imaged insert/window envelopes, imaged envelope/generic insert, one-part folded/mailer, and InteliMailer(R) and (ii) processes and services including data processing, in-line finishing and variable imaging.

PRODUCT DEVELOPMENT

            In 1985, the Company introduced the "Combo Label," a patented three-part product used for picking, pricing and shipping and the "Dual-Web(R)" label, a label/form combination. In 1987, the Company introduced the "Laserprint(R) Label," a sheetfed label allowing customers to apply their own variable imaging on-site. In 1989, in conjunction with airline industry representatives, the Company developed a heat-sensitive label to upgrade baggage tracking systems. In 1990, the Company released a new product line to provide custom cut sheets and 50" rolls (custom and stock) to the growing laser forms market. In 1995, the Company released a guaranteed matched mailer, a personalized letter and matching envelope produced with video and computer equipment.

            In response to the increased use of laser printing technology and the trend towards outsourcing by large corporations, the Company developed the Odyssey Integrated Services program in 1995. The Program was developed through the efforts of the Company's marketing force, in close collaboration with the Company's customers and the Company's in-house technical personnel.

            The Company has an internal team of electronic forms designers and information specialists. This team works to provide electronic forms to the Company's customers. In 1991, the Company entered into an agreement with a software developer to market software for electronic forms design and to further enhance the Company's photo-composition system by using personal computers to generate copy/proofs on a local basis.

            The Company over the last three years developed informal, joint-venture type relationships with software and other technology-based companies to provide integrated system solutions for commercial applications. One application is Medi-Link, a prescription labeling package that provides prescription labels, patient counseling documentation and point-of-sale coupons and is marketed through the Company's sales force. The Medi-Link package, which incorporates not only the Company's label products but also computer software and hardware, has been adopted by a number of pharmacy companies. Another application is an inventory compliance labeling system that is offered for sale to vendors of Wal-Mart Stores. The system, which is called Compliance Plus, includes software, hardware and label products that conform to Wal-Mart's product identification requirements for its vendors.

CUSTOMERS

            The Company's sales force targets large consumers of forms and labels with revenue potential in excess of $50,000 per year and has historically focused its sales efforts on its core geographic markets of mid-America, the southwest and the northwest due to these regions' proximity to the Company's manufacturing facilities and the impact of transportation costs on the Company's margins. The Company also targets specific nationwide accounts where increased volume and resulting efficiencies can offset delivery costs. The Company's five largest customers accounted for 15.5%, 14.3% and 14.2% of net sales in 1996, 1995 and 1994 respectively. One customer accounted for 5.2% of the Company's net sales in 1996 and no customer accounted for more than 5.0% of the Company's net sales during 1995 or 1994.

BACKLOG

            At December 31, 1996, the Company's backlog of unfilled customer orders was $53.6 million, as compared to $54.6 million at December 31, 1995 and $49.3 million at December 31, 1994. The Company expects that substantially all of its current orders will ship within the next 180 days. The Company's typical order to shipment cycles range from two to four weeks for custom products, while stock products are sold "off the shelf."

DISTRIBUTION

            Finished products produced by both the forms and labels operations are normally distributed by truck either to warehouse facilities or directly to the customer. Finished products generally are transported by outside trucking services. However, the Company maintains and operates a fleet of trucks for distribution within areas where the volume of shipments warrants ownership and control.

            Products are stored in all of the forms plants as well as in leased or public warehouse facilities in outlying locations. The Company leases four of its warehouses and uses 20 public warehouses across the country to decrease delivery time and costs. Stock forms are stored in order to be readily available to the sales force, while custom forms are stored for the convenience of the customer, often pursuant to a forms management program. Warehouse storage is an important part of the value-added services provided to customers. By producing forms or labels required by a particular customer in advance and storing these products, they are immediately available to the customer. The Company is compensated for the expense of providing this warehousing function.

RAW MATERIALS

            Paper is the Company's predominant raw material, accounting for 50% - 55% of the total cost of custom forms, 75% - 80% of the total cost of stock forms and 67% - 74% of the total cost of pressure-sensitive labels. To satisfy its paper requirements, the Company has entered into agreements with major paper suppliers. The Company's paper supply contracts entitle the Company to purchase paper at specified discounts to market prices. Purchases under these agreements account for more than 80% of the Company's total paper requirements, with the remainder purchased primarily from suppliers with which the Company has long-standing relationships. Other raw materials used in the Company's operations include carbon, ink and cartons.

COMPETITION

            The business forms, pressure-sensitive label and direct mail industries are very fragmented and highly competitive. The Company believes that a relatively small number of companies account for a majority of the market for business forms. Most other competitors are small local or regional companies which often source from larger manufacturers. The Company's competitors include manufacturers of all sizes, some of which have significantly greater financial, distribution and marketing resources than the Company. In general, because the business forms and prime label industries tend to be regional, different competitive factors have greater influence in different areas. In particular, the number of competitors in a region and their relative strengths and selling tactics dictate the regional competitive environments. Competition in the pressure-sensitive label and direct mail industries tends to be nationwide in scope. The Company generally competes on the basis of price and service in the stock forms and stock labels markets and on the basis of price, quality, technical expertise and service, including speed of delivery, in the custom forms and labels markets and in the customized direct mail market.

            The Company's largest competitors in the business forms industry are Moore Business Forms, Reynolds & Reynolds, Standard Register Co., Uarco (a division of Settsu) and Wallace Computer Services, Inc. The Company's largest competitors in the pressure-sensitive label market are Avery, Moore Business Forms and Uarco. The largest competitors in the direct mail market are Colorforms (a division of

Wallace), Communicolor (a division of Standard Register Co.), Direct Marketing Corp. of America, InstaWeb and Response Marketing Services (a division of Moore Business Forms).

EMPLOYEES

            At December 31, 1996 the Company had approximately 1,200 full-time and part-time employees at its various plants and facilities. The Company hires temporary employees from time to time as needed. The Company considers its employee relations to be excellent and has not experienced any significant work disruptions due to labor difficulties. Approximately 10% of the Company's employees, representing the hourly production work forces at the Bloomington, Minnesota and Tacoma, Washington plants and one of the Denver, Colorado plants, are covered by collective bargaining agreements with local units of the Graphic Communications International Union. Wages and benefits at the union plant locations do not differ materially from those of non-unionized employees in the same labor markets. The remaining employees are not covered by collective bargaining agreements.

TRADEMARKS

            The Company owns and utilizes trademarks with respect to its name and logo, the Cal Emblem name and logo, Dual-Web, InteliMail, Laserprint, InteliMailer, and Odyssey Integrated Services. These trademarks (with the exception of the Cal Emblem logo) are registered in the United States with the U.S. Patent and Trademark Office. The Company believes that its trademarks and other proprietary rights are significant assets and have value in the marketing of its products.

MANUFACTURING

            Manufacturing. Most of the Company's products are manufactured at one of the Company's 11 facilities. With the exception of the pressure-sensitive label plants in Dallas, Denver, Fresno and Kansas City and the Kansas City InteliMail plant, each plant is multi-purpose so that regional locations can offer a full range of business forms products.

            The Company's forms manufacturing plants utilize rotary presses in the production of business forms. The press configurations range from 14", 17", 20", 22" and 24" repeat sizes and provide from one- to six-color printing capability. These presses, along with accessory equipment, provide broad capability to satisfy the wide range of forms demand from the Company's customers. The Company's multiple plants allow the Company to shift work during periods of peak demands at one or more plants in order to maintain service levels.

            Subcontracting Program. The Company manufactures only those products it can produce efficiently, complementing its production with a subcontracting program focusing on very short-run quantities, extremely fast turnaround products, electronic data processing supplies and mailers and envelopes. Sales of purchased products totaled $37 million, or approximately 15% of net sales, in 1996. The Company's overall margins from those products it purchases from subcontractors are generally at least as high as its margins from internally manufactured products. Coordinated efforts among the Company's offices have led to purchasing economies and higher margins.

ENVIRONMENTAL MATTERS

            The Company's operations are subject to a variety of federal, state and local environmental laws and regulations which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. However, the scope of environmental laws is very broad and is subject to change.

ITEM 2.     PROPERTIES.

PROPERTIES

            The Company's 11 facilities are located in or near Fresno, California; Chicago, Illinois; Dallas, Texas (2); Denver, Colorado (2); Kansas City, Kansas (2); Minneapolis, Minnesota; Tacoma, Washington and Omaha, Nebraska. The Company's executive and administrative offices are located in Omaha, Nebraska, including its headquarters offices. The following table sets forth function, location, size, ownership status and leasehold term of the facilities and plants operated by the Company (excluding sales offices):

                             APPROXIMATE                            PRIMARY
                                SQUARE       OWNED/       LEASE    FUNCTIONAL
FUNCTION/LOCATION              FOOTAGE       LEASED    EXPIRATION     USE
--------------------------   -----------   ----------  ----------  -----------
CORPORATE OFFICE:
Omaha, Nebraska...........      35,000        Owned        --        Office
MANUFACTURING:
Bloomington, Minnesota....      81,000        Leased      1999       Forms
Crystal Lake, Illinois....      79,000        Leased      2006       Forms
Hutchins (Dallas), Texas..     104,000        Owned        --        Forms
Dallas, Texas.............      98,000        Owned        --        Labels
Denver, Colorado..........     109,000        Owned        --        Forms
Denver, Colorado..........      35,000        Leased      1998       Labels
Fresno, California........      52,000        Leased      1999       Labels
Lenexa (Kansas City),
Kansas....................      15,000        Leased      1997       Labels
Lenexa (Kansas City),
Kansas....................      66,000        Owned        --      InteliMail
Omaha, Nebraska...........     130,000        Owned        --        Forms
Tacoma, Washington........      84,000        Owned        --        Forms
COMPOSITION:
Kansas City, Kansas.......       6,000        Leased      1999     Composition

            The Company believes that its existing corporate and manufacturing facilities will be adequate to meet its current and foreseeable requirements, and that suitable additional or alternative space will be available as needed on commercially reasonable terms.

ITEM 3.     LEGAL PROCEEDINGS.

            The Company is involved in various lawsuits arising in the ordinary course of business. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition, liquidity or results of operations.

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

            No matters were submitted to the stockholders of the Company during the quarter ended December 31, 1996.

                                PART II

ITEM 5.     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
            STOCKHOLDER MATTERS.

            The Company's Common Stock presently is traded on The Nasdaq National Market ("NASDAQ") under the symbol "DDII." As of February 28, 1997, there were approximately 98 record holders of its Common Stock. The Common Stock was not listed on NASDAQ for a full quarterly period during the fiscal year ended December 31, 1995. The following sets forth for the quarters indicated the high and low sales price per share of Common Stock on NASDAQ from January 1, 1996 through December 31, 1996:

                                                1996
                                  -----------------------------------
      Quarter Ended                 High                      Low
      -------------                 ----                      ---
        March 31                   10 3/4                    7 7/8
         June 30                     14                      8 7/8
      September 30                   14                      10 1/8
       December 31                 12 3/4                    9 1/2

            The Company has not paid cash dividends on its Common Stock to date. Because the Company currently intends to retain any earnings to provide funds for the operation and expansion of its business and to repay any indebtedness, the Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of the Company to pay cash dividends will be dependent upon the receipt of dividends or other payments from DDI. Under the terms of the Indenture governing the Senior Notes, DDI is not permitted to pay any dividends on DDI's common stock unless certain financial ratio tests are satisfied. In addition, DDI's current revolving credit facility contains similar restrictions on the payment of dividends by DDI. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Any determination to pay cash dividends on the Company's Common Stock in the future will be at the sole discretion of the Company's Board of Directors.

ITEM 6.     SELECTED FINANCIAL DATA.

            The following table sets forth selected consolidated financial data of the Company as of and for each of the years in the five-year period ended December 31, 1996. The consolidated financial data as of and for each of the five years in the period ended December 31, 1996, have been derived from the Company's audited Consolidated Financial Statements. The Company's Consolidated Financial Statements as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994 and Deloitte & Touche LLP's audit report with respect thereto have been included in this Annual Report on Form 10-K. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

(Amounts in Thousands, Except  Share                                        YEARS ENDED DECEMBER 31,
and Per Share Data)
                                                   ----------------------------------------------------------------------------
                                                       1996             1995           1994            1993           1992
                                                   ------------    ------------    ------------    ------------   ------------
STATEMENT OF OPERATIONS DATA:
  Net Sales ....................................   $    246,496    $    242,238    $    193,626    $    193,588   $    184,400
  Cost of Goods Sold ...........................        181,058         186,011         148,797         152,036        144,630
                                                   ------------    ------------    ------------    ------------   ------------
  Gross Profit .................................         65,438          56,227          44,829          41,552         39,770
  Selling, General and Administrative
    Expenses ...................................         38,177          35,334          32,729          32,306         32,398
  Stock Compensation Charge(1) .................           --               156            --              --             --
  Nonrecurring Charge(2) .......................           --              --              --              --            4,208
                                                   ------------    ------------    ------------    ------------   ------------
  Operating Income .............................         27,261          20,737          12,100           9,246          3,164
  Debt Expense .................................          9,751          13,335           8,735           8,063          8,160
                                                   ------------    ------------    ------------    ------------   ------------
  Income (Loss) Before Income Taxes ............         17,510           7,402           3,365           1,183         (4,996)
  Income Tax Expense (Benefit) .................          7,086           3,127           1,533             212         (1,785)
                                                   ------------    ------------    ------------    ------------   ------------
  Income (Loss) Before Extraordinary
    Item .......................................   $     10,424    $      4,275    $      1,832    $        971   $     (3,211)
                                                   ============    ============    ============    ============   ============
  Net Income (Loss)(3),(4),(5) .................   $     10,370    $      1,354    $       (963)   $        971   $     (3,211)
                                                   ============    ============    ============    ============   ============
  Net Income (Loss) Available for
    Common Stock ...............................   $     10,370    $      1,354    $     (1,583)   $        288   $     (3,898)
                                                   ============    ============    ============    ============   ============
  Earnings (Loss) Per Common Share:
    Primary:
      Income (Loss) Before Extraordinary
        Item ...................................   $       1.05    $       0.61    $       0.13    $       0.03   $      (0.71)
      Extraordinary Item .......................          (0.01)          (0.40)          (0.30)           --             --
                                                   ============    ============    ============    ============   ============
      Net Income (Loss) ........................   $       1.04    $       0.21    $      (0.17)   $       0.03   $      (0.71)
                                                   ============    ============    ============    ============   ============
    Fully Diluted:
      Income (Loss) Before Extraordinary
        Item ...................................   $       1.05    $       0.61    $       0.11    $       0.05   $      (0.24)
      Extraordinary Item .......................          (0.01)          (0.40)          (0.17)           --             --
                                                   ============    ============    ============    ============   ============
      Net Income (Loss) ........................   $       1.04    $       0.21    $      (0.06)   $       0.05   $      (0.24)
                                                   ============    ============    ============    ============   ============
   Weighted Average Common and
    Common Share
    Equivalents Outstanding:
    Primary ....................................      9,939,454       7,333,864       9,453,494      10,025,704      5,505,652
    Fully Diluted ..............................      9,943,754       7,333,864      16,911,580      18,161,798     13,641,746


                                                                                  AT DECEMBER 31,
                                                   ----------------------------------------------------------------------------
                                                       1996             1995           1994            1993           1992
                                                   ------------    ------------    ------------    ------------   ------------
BALANCE SHEET DATA:
  Working Capital ..............................   $     53,445    $    43,016     $   37,231      $   29,179     $    28,691
  Total Assets .................................        133,977        125,725        116,221         104,534         105,289
  Long-Term Obligations, Less
    Current Maturities .........................         63,965         65,212         86,719          68,569          71,298
  Redeemable Preferred Stock ...................           --             --             --             6,829           6,829
  Warrants .....................................           --             --            2,771            --              --
  Common Stockholders' Equity
    (Deficit) ..................................         37,676         27,424         (5,143)         (2,979)         (3,267)


--------------
(1) Reflects the difference between the fair value and the price paid for Common Stock issued to an employee and a director in the second quarter of 1995.

(2) Relates to $1,863 of plant consolidation costs in connection with the cessation of operations at two of the Company's manufacturing facilities and the $2,345 writedown of the carrying values of certain real estate property in connection with the sale and leaseback of five other manufacturing facilities.

(3) In November 1994, the Company incurred an extraordinary charge of $2,795, net of income tax benefit of $1,787, for the write-off of unamortized deferred financing costs and unamortized original issue discount and certain termination fees and costs associated with the early termination of debt in connection with the issuance of the Senior Notes.

(4) In November 1995, the Company incurred an extraordinary charge of $2,921, net of income tax benefit of $1,790, for the write-off of unamortized deferred financing costs, unamortized original issue discount and prepayment fees associated with the prepayment of $24,000 of Senior Notes.

(5) In June 1996, the Company incurred an extraordinary charge of $54, net of income tax benefit of $34, for the write-off of unamoritized deferred financing costs, unamortized original issue discount, and certain premium on reacquisition associated with the repurchase of $500 of Senior Notes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

                  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto appearing elsewhere in this Annual Report on Form 10-K.

                  When used in the following discussion, the words "believes," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including, but not limited to, fluctuations in paper prices, cyclical downturns in the economy and the effect of emerging technologies such as electronic data interchange on the business forms industry as a whole. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                  The Company provides business forms, pressure-sensitive label and direct mail products and software-based services to its customers to assist them in managing their information collection and dissemination needs. The Company was organized to purchase the stock of DDI from Pitney Bowes, Inc. in February 1988. In September 1988, the Company extended its presence into the northwest by purchasing the assets of Pioneer Business Forms, Inc. in Tacoma, Washington. The Company was recapitalized in early 1993. In the recapitalization, the Company mortgaged or sold and leased back six of its manufacturing facilities and entered into a new revolving credit facility. The Company used the proceeds from such transactions to pay off the lender which provided the senior debt incurred in connection with the 1988 Management Acquisition and to repay a material portion of the subordinated debt incurred in connection with the 1988 Management Acquisition. In November 1994, the Company completed the offering of the Senior Notes and Warrants (the "Warrants") and used the proceeds to repurchase certain properties previously sold and leased back, to redeem its preferred stock, and to reduce its outstanding bank debt and repay outstanding subordinated debt.

                  In August 1995, the Company purchased the capital stock of Cal Emblem, expanding the Company's products to include prime labels and increasing its market presence in California and Colorado. In October 1995, the Company consummated the Offering of 3,400,000 shares of its Common Stock. The Offering was registered under the Securities Act on a Registration Statement on Form S-1. The net proceeds to the Company of approximately $27.9 million were used by the Company to redeem $24,000,000 in aggregate principal amount of the Senior Notes.

                  Over recent years the business forms industry has been affected by changes in paper prices, general economic conditions and changes in end-user requirements. Paper has historically accounted for approximately 60% of the Company's average cost of goods sold, although the paper content of each of the Company's products varies, and as a result, the sales price, as well as the cost of sales, of the Company's products have been directly affected by the price of paper. From May 1989 to January 1992, the price of 20 pound bond paper decreased 33% and, from January 1992 until mid-1994, the price fluctuated (although remaining well under the high levels experienced during the spring of 1989). Historically, lower paper costs have not produced increased margins since the Company and its competitors generally have passed any savings on to their customers through price reductions. During the last half of 1994, prices increased rapidly and, in December 1994, reached May 1989 levels. Through the first six months of 1995, prices paid by the Company for paper continued to increase steadily. During this period of increases, the Company was able to pass on paper price increases to its customers due in part to the tight paper supply; however, no assurance can be given that the Company will be able to pass on any future increases to its customers. Beginning in the fourth quarter of 1995, paper demand began to soften and price reductions have occurred throughout 1996. While the Company does not yet know if this signals a new, continuing trend, if these reduced prices continue or even decline further and are passed on to the customers, the Company's revenues could be negatively affected. While no assurances can be given, the Company does not currently anticipate that the recent price decreases will have a material adverse impact on the Company's net income since the Company's past experience is that declining prices also reduce costs.

                  The general economic conditions of 1990-1992 began to affect the business forms industry during the last six months of 1990. The reduced level of business activity which accompanied these conditions led to reduced demand for business forms in general and increased competition from suppliers. The Company addressed these business conditions by reducing costs and by instituting an aggressive sales effort to retain and add high-volume customers. Cost reductions included restructuring the forms plant administrative and production control departments and terminating manufacturing in the Los Angeles, California and North Haven, Connecticut plants in April and October 1993, respectively. Production was moved to other plants without any material loss of business. The 1993 upturn in the economy, coupled with the Company's restructuring actions, shift in product mix and increased sales volumes, led to improved results of the Company for 1994 and continued through 1995 and 1996.

                  The Company's net forms sales have also come under pressure as the amount of paper used in business forms has declined due to changes in end-user requirements. During recent years, the Company's customers have been shifting to laser forms, which are typically single-ply letter size (8-1/2" x 11") compared to the more traditional continuous form (14-7/8" x 11"), which often had multiple pages. The effects on the Company's net forms sales of declining paper prices from 1989 through mid-1994 and of declining forms sizes during the six years have been substantially offset by increases in net sales of higher-margin pressure-sensitive label and InteliMail products as well as increased higher-margin custom business form sales.

                  During 1995, the Company introduced its new Odyssey Integrated Services program which provides software tools to help customers manage the cost of forms and supplies as well as related operating processes. This program significantly broadens the Company's markets beyond the traditional business forms industry. The Company has enjoyed favorable acceptance in the market and has signed more than thirty multi-year agreements with large customers.

                  In accordance with generally accepted accounting principles, the Company used purchase accounting in recording the acquisition of certain real and personal property from Pitney Bowes, Inc. in February 1988 and in the 1988 Management Acquisition and from Pioneer Business Forms, Inc. in September 1988. Depreciation of most of the fixed assets acquired in these transactions (which were assigned a remaining useful life of eight years) was completed in January 1996 and September 1996, respectively. Depreciation expenses with respect to these assets was $4,600,000 in 1995 and approximately $600,000 in 1996.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1996 and 1995

                  Net Sales. Net sales were $246.5 million for the year ended December 31, 1996, an increase of 1.8% from $242.2 million in 1995. Paper price decreases in 1996 over 1995 are estimated to have negatively impacted total sales by approximately 3.8%, most of which related to business forms and supplies. Net sales of business forms, supplies and services decreased 5.8% with little change in custom forms sales and decreases of 12.6% in stock forms sales. Sales to federal governmental units were $1.4 million, a decrease of $2.3 million from 1995. The decreases were partially offset by $3.9 million of increased sales to Odyssey Integrated Services customers. Pressure-sensitive label sales increased 13.8% and include revenues from Cal Emblem, which was acquired in August 1995. The pressure-sensitive label market was soft throughout the first nine months of 1996, partly due to the weaknesses in the retail economy and the manufacturing sector, generally. While order activity and backlogs for labels increased during the fourth quarter of 1996, shipments were not affected. InteliMail sales increased 24.1% due to the addition of new customers and growth from existing customers.

                  Gross Profit. Gross profit was $65.4 million for the year ended December 31, 1996, an increase of $9.2 million, or 16.4% from $56.2 million in 1995. Gross profits in 1996 were favorably impacted by approximately $4.0 million in reduced depreciation expense from fully-depreciated assets. As a percentage of sales, gross profit was 26.5% compared with 23.2% in 1995. Gross profit margins of business forms, supplies and services increased 5.0% for the year ended December 31, 1996. Pressure-sensitive label gross profit margins decreased 0.3% in the year ended December 31, 1996 primarily as a result of sales mix. InteliMail gross profit margins increased 5.1%, primarily as a result of operating levels from increased sales volume.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $38.2 million for the year ended December 31, 1996, an increase of $2.8 million over 1995. The increase in expenses resulted from higher commissions and inclusion of the expenses of Cal Emblem. Total expenses increased as a percentage of sales to 15.5% from 14.6% in 1995 primarily from the effect of lower paper prices in reducing total sales.

                  Debt Expense. The decrease in debt expense of $3.6 million is primarily attributable to repayment of $24.0 million of the Senior Notes, as well as the related reduction in amortization of debt issuance costs and accretion of discount.

                  Extraordinary Expense. In June 1996, the Company repurchased $500,000 of the Senior Notes at a price of $110. The premium along with the related unamortized debt issuance cost and issuance discount resulted in a charge of $54,000, net of income tax benefit of $34,000.

Comparison of Years Ended December 31, 1995 and 1994

                  Net Sales. Net sales were $242.2 million for the year ended December 31, 1995, an increase of $48.6 million, or 25.1%, from $193.6 million for the year ended December 31, 1994. Custom forms sales (excluding federal government sales) increased 14.6%. The increase of custom forms sales was primarily a result of higher prices due to higher paper prices in 1995. Stock forms sales (excluding federal government sales) increased 47.9%, primarily from significantly increased sales to existing accounts due in part to the Company's long-term relationships with its paper vendors which helped ensure the Company's reliability of supply in the generally tight paper market that prevailed during 1995 and, to a lesser extent, to higher paper prices. Based on the historical and ongoing trend of stock forms sales, which have declined since 1989, the Company does not anticipate that this trend will continue in future periods. Pressure-sensitive label sales increased 40.0%, resulting from increased usage of products by existing accounts as well as the addition of new customers and the introduction of new applications. Sales of Cal Emblem, acquired on August 25, 1995, contributed to the increase in pressure sensitive label sales. Pressure-sensitive label sales were also modestly affected by higher raw material prices. InteliMail sales increased 0.3%. Sales to the federal government increased to $3.8 million from $3.6 million.

                  Gross Profit. Gross profit was $56.2 million for the year ended December 31, 1995, an increase of $11.4 million, or 25.4%, from $44.8 million for the year ended December 31, 1994. As a percentage of sales, gross profit margins remained unchanged at 23.2% of net sales. Forms gross profit margins increased slightly, while pressure-sensitive label gross profit margins decreased slightly and InteliMail gross profit margins improved.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $35.3 million for the year ended December 31, 1995, an increase of $2.6 million. Commissions on increased sales and the expenses of Cal Emblem, which was acquired on August 25, 1995, constituted most of the increase. Total expenses declined as a percentage of sales to 14.6% in 1995 from 16.9% in 1994.

                  The Company recorded a non-recurring expense of $156,000 to reflect the estimate of the difference in the fair value and the amount received for capital stock sold in June 1995. (See Note N of Notes to Consolidated Financial Statements.)

                  Debt Expense. The increase of $4.6 million in debt expense in the year 1995 as compared to 1994 is primarily due to the higher interest rate on the Senior Notes as well as the amortization of debt issuance cost and accretion of the discount attributable to the Senior Notes and the outstanding Warrants issued in connection with the issuance of the Senior Notes. See
"-- General"

                  Extraordinary Expense. On November 30, 1995, $24.0 million in aggregate principal amount of the Senior Notes were called and retired. The retirement of these Senior Notes resulted in a charge of $2.9 million, net of $1.8 million in income tax benefit. The charge was comprised of the 11.4% cash call premium and write-off of the unamortized original issue discount and debt issuance costs related to the retired Senior Notes. (See Note P of Notes to Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES

                  The Company relies primarily upon operating cash flow and borrowings under its revolving credit facilities to finance capital expenditures, increases in working capital and debt service. At December 31, 1996, working capital was $53.4 million, an increase of $10.4 million from the working capital balance as of December 31, 1995. Operating activities generated cash of approximately $18.2 million during the year ended December 31, 1996. Cash provided by operations during the year of 1996 was primarily the result of increased earnings. The Company had a net cash outflow of approximately $3.8 million from its investing activities during the year ended December 31, 1996, for capital expenditures. The Company estimates that its capital expenditures for fiscal 1997 will be approximately $6.0 to $7.0 million.

                  In connection with the acquisition of Cal Emblem, the Company issued two five-year term promissory notes in the aggregate principle amount of $2.2 million which accrue interest at the rate of 10% per annum. The remaining principal and interest payments will be due in approximately equal installments over the next four years.

                  The tax-exempt industrial revenue bonds in the principal amount of $170,000 bear an annual interest rate of 10.125% and are due on October 1, 1997. Monthly sinking fund payments are required.

                  In January, 1997 DDI entered into a new revolving credit facility (the "Revolving Credit Facility") that provides for borrowing of up to $20 million. The Revolving Credit Facility is secured by the Company's accounts receivable and the proceeds thereof and, subject to the first lien of the holders of the Senior Notes, by the Company's inventory and proceeds thereof. Outstanding indebtedness under the Revolving Credit Facility is limited to 80% of eligible accounts receivable (subject to reduction by the lender under certain circumstances). The facility will expire in July 1999. Under the terms of the Indenture governing the Senior Notes, the Company is permitted to incur additional revolving credit indebtedness in an amount equal to 85% of its accounts receivable, and based upon accounts receivable balances at December 31, 1996, the Company was permitted to incur approximately $26.4 million of revolving credit indebtedness. As of December 31, 1996, there was no amount outstanding under the Company's prior revolving credit facility. The facility restricts certain liens, the payment of dividends on, and redemption of, any class of the capital stock of DDI (all of which is currently owned by Data Documents Incorporated), PBF or Cal Emblem and certain other restricted payments, among other things.

                  The Company expects to satisfy its obligations under the Senior Notes, the promissory notes issued in connection with the Cal Emblem acquisition and the industrial revenue bonds, as well as future capital expenditures and working capital requirements, with cash flow from operations, and believes that this source will provide sufficient liquidity to enable it to meet its working capital requirements for at least the next 12 months.

                  The information in the immediately preceding paragraph is forward-looking and involves risks and uncertainties that could significantly impact the Company's expected liquidity requirements in the short and long term. While it is impossible to itemize the many factors and specific events that could affect the Company's outlook for its liquidity requirements, such factors would include fluctuations in paper prices, cyclical downturns in the economy and the effect of emerging technologies such as electronic data interchange on the business forms industry as a whole. These factors could reduce the Company's revenues and increase its expenses, resulting in a greater burden on the Company's liquidity than that which the Company has described above.

INFLATION

                  Inflation has not had a significant negative impact on the Company's operations during the periods presented. The Company has historically been able to pass on to its customers increases in raw material prices caused by inflation; however, no assurances can be given as to the extent of the Company's ability to continue to pass on any future increases should they occur.

FLUCTUATIONS IN QUARTERLY RESULTS

                  The Company's results of operations may fluctuate between quarterly periods due to the effect of possible future acquisitions, the number of shipping dates in the quarter, the timing of significant contracts, changes in raw material prices and other factors, many of which may be beyond the control of the Company. Such variability in the Company's results of operations could cause the Company's stock price to fluctuate following the interim results of operations or other information and may have a material adverse effect on the Company or its stock price.

SECURITIES LITIGATION REFORM ACT

                  Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                  In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which established accounting and reporting standards for such transfers. The Company will adopt SFAS No. 125 effective January 1, 1997 as required. The impact on the Company's financial position and results of operations is not expected to be material.

ITEM 8.           FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                  See Index to Consolidated Financial Statements on page 17.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                  None.

                                   PART III

ITEM 10.          DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

                  The information required by this Item will be contained in the Company's proxy statement to be filed within 120 days after the end of the Company's most recent fiscal year and is incorporated herein by this reference.

ITEM 11.          EXECUTIVE COMPENSATION.

                  The information required by this Item will be contained in the Company's proxy statement to be filed within 120 days after the end of the Company's most recent fiscal year and is incorporated herein by this reference.

ITEM 12.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                  The information required by this Item will be contained in the Company's proxy statement to be filed within 120 days after the end of the Company's most recent fiscal year and is incorporated herein by this reference.

ITEM 13.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

                  The information required by this Item will be contained in the Company's proxy statement to be filed within 120 days after the end of the Company's most recent fiscal year and is incorporated herein by this reference.

                                    PART IV

ITEM 14.          EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS
                  ON FORM 8-K.

                  (a) Index to Consolidated Financial Statements, Consolidated Financial Statement Schedules and Exhibits:

         1.       Consolidated Financial Statements Index

                                                                                                   PAGE
                                                                                                   ----
   Independent Auditors' Report..............................................................      F-1
   Consolidated Balance Sheets at December 31, 1996 and 1995.................................      F-2
   Consolidated Statements of Operations for the Years Ended December 31, 1996,
    1995 and 1994............................................................................      F-3
   Consolidated Statements of Common Stockholders' Equity for the Years
    Ended December 31, 1996, 1995 and 1994...................................................      F-4
   Consolidated Statements of Cash Flows for the Years Ended December 31, 1996,
    1995 and 1994............................................................................      F-5
   Notes to Consolidated Financial Statements for the Years Ended December 31,
    1996, 1995 and 1994......................................................................      F-7

         2.       Consolidated Financial Statement Schedules Index

                                                               Page
                                                               ----
    Independent Auditor's Report                                S-1
    I  -- Condensed Financial Information                       S-2
    II -- Valuation and Qualifying Accounts                     S-6

                  All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and related Notes.

         3.       Exhibit Index

                  The following exhibits are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference.


      EXHIBIT
      NUMBER      DESCRIPTION OF EXHIBIT
      ------      ----------------------
       3.1        Certificate of Incorporation of Data Documents Incorporated
                    (the "Company") (previously filed as Exhibit 3.3 to the
                    Company's Registration Statement on Form S-1 (Registration
                    No. 33-82700) and incorporated herein by this reference).

       3.2        Bylaws of the Company (previously filed as Exhibit 3.4 to the
                    Company's Registration Statement on Form S-1 (Registration
                    No. 33-82700) and incorporated herein by this reference).

         3.3      Certificate of Amendment to Certificate of Incorporation of
                    the Company, filed November 23, 1994 (previously filed as
                    Exhibit 3.3 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         3.4      Certificate of Amendment to Certificate of Incorporation of
                    the Company, filed August 31, 1995 (previously filed as
                    Exhibit 3.4 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         3.5      Certificate of Amendment to Certificate of Incorporation of
                    the Company, filed October 3, 1995 (previously filed as
                    Exhibit 3.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-1340) and incorporated herein by this reference).

         4.1      Specimen certificate of Common Stock (previously filed as
                    Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.1     Employment Agreement dated November 28, 1994 by and between
                    Data Documents, Inc. ("DDI") and Walter J. Kearns (previously filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.2     Termination Benefits Agreement dated November 28, 1994 by and between DDI and each of Joseph Addison, Morris Caudle, Jeffrey Holton, Allyn Plejdrup and William Rinehart (previously filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.3     Amended and Restated Stock Subscription Agreement dated as of
                    November 28, 1994 by and among the Company and the other persons named therein (previously filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.4     Promissory Note Secured by Deed of Trust, dated December 8,
                    1992 in the principal amount of $2,600,000 made by DDI in favor of the J. David Gladstone Institutes (previously filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 33-82700) and incorporated herein by this reference).

         10.5     Deed of Trust with Assignment of Rents and Fixture filing, dated as of December 8, 1992, by and among DDI, Pacific Title Guaranty Company and the J. David Gladstone Institutes (previously filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 33-82700) and incorporated herein by this reference).

         10.6     Security Agreement dated December 8, 1992 by and between and the J. David Gladstone Institutes (previously filed as
                    Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration No. 33-82700) and incorporated herein by this reference).

         10.7     Pension Plan, restated as of January 1, 1989 (previously filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 33-82700) and incorporated herein by this reference).

         10.8     Warrant Agreement (Teachers) dated as of November 28, 1994 by and between DDI and The Bank of New York ("BoNY"), the successor-in-interest to NationsBank of Texas, N.A. ("NationsBank") (previously filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.9     Termination Agreement dated November 28, 1994 by and between
                    DDI and Raebarn Corporation (previously filed as Exhibit
                    10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.10    Warrant Agreement (including form of warrant certificate)
                    dated as of November 28, 1994 by and between the Company and BoNY, the successor-in-interest to NationsBank (previously filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.11    Security Agreement dated November 28, 1994 by and between the
                    Company and BoNY, the successor-in-interest to NationsBank (previously filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.12    Security Agreement dated as of November 28, 1994 by and
                    between DDI and BoNY, the successor-in-interest to NationsBank (previously filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.13    Security Agreement dated as of November 28, 1994 by and
                    between PBF Washington, Inc. ("PBF") and BoNY, the successor-in-interest to NationsBank (previously filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

         10.14    Stock Purchase Agreement dated as of July 12, 1995 by and
                    among John E. Bailey, Jay W. Hunzeker and DDI (previously filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.15    Non-Qualified Stock Option Agreement dated as of August 25,
                    1995 by and between the Company and John E. Bailey (previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on September 6, 1995 and incorporated herein by this reference).

         10.16    Promissory Note dated August 25, 1995 in the principal amount of $2,095,000 made by the Company in favor of John E. Bailey (previously filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on September 6, 1995 and incorporated herein by this reference).

         10.17    Form of Indemnity Agreement by and between the Company and its directors and certain officers (previously filed as Exhibit
                    10.18 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.18    Amended and Restated 1995 Stock Incentive Plan of the Company.

         10.19    Form of Incentive Stock Option Agreement.

         10.20    Form of Non-Qualified Stock Option Agreement.

         10.21    Form of Restricted Stock Agreement (previously filed as
                    Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.22    Indenture dated as of November 28, 1994 among DDI, the
                    Guarantors named therein and BoNY, the successor-in-interest to NationsBank (previously filed as Exhibit 10.25 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.23    Leasehold Mortgage, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by DDI to BoNY, the successor-in-interest to NationsBank relating to Bloomington, Minnesota property (previously filed as Exhibit
                    10.26 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.24    Leasehold Mortgage, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by DDI to BoNY, the successor-in-interest to NationsBank relating to Crystal Lake, Illinois property (previously filed as Exhibit 10.27 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.25    Deed of Trust, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by DDI to Jonathan Hooper for BoNY, the successor-in-interest to NationsBank relating to Dallas, Texas property (previously filed as Exhibit 10.28 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.26    Deed of Trust, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by DDI to the Public Trustee of Denver, Colorado for BoNY, the successor-in-interest to NationsBank relating to Denver, Colorado property (previously filed as Exhibit 10.29 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.27    Mortgage, Assignment of Leases and Rents and Fixture Filing
                    dated as of November 18, 1994 by DDI for BoNY, the successor-in-interest to NationsBank relating to Lenexa, Kansas property (previously filed as Exhibit 10.20 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.28    Deed of Trust, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by DDI to Chicago Title Insurance Company for BoNY, the successor-in-interest to NationsBank relating to Los Angeles, California property (previously filed as Exhibit 10.31 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.29    Deed of Trust, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by DDI to Chicago Title Insurance Company for BoNY, the successor-in-interest to NationsBank relating to Omaha, Nebraska property (previously filed as Exhibit 10.32 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.30    Deed of Trust, Assignment of Leases and Rents and Fixture
                    Filing dated as of November 18, 1994 by PBF to Chicago Title Insurance Company for BoNY, the successor-in-interest to NationsBank relating to Tacoma, Washington property (previously filed as Exhibit 10.33 to the Company's Registration Statement on Form S-1 (Registration No. 33-95804) and incorporated herein by this reference).

         10.31    Security Agreement dated as of January 4, 1996 by and between
                    Cal Emblem Labels, Inc. ("Cal Emblem") and BoNY (previously filed as Exhibit 10.34 to the Company's Registration Statement on Form S-1 (Registration No. 333-1340) and incorporated herein by this reference).

         10.32    Supplemental Indenture dated as of January 4, 1996 among DDI, the Guarantors named therein and BoNY (previously filed as Exhibit 10.35 to the Company's Registration Statement on Form S-1 (Registration No. 333-1340) and incorporated herein by this reference).

         10.33    Loan Agreement dated as of January 31, 1997 between DDI and
                    First Bank National Association (the "Bank").

         10.34    Intercreditor Agreement dated as of January 31, 1997 among
                    BoNY and the Bank.

         11.1     Statement Regarding Computation of Per Share Earnings.

         21.1     Subsidiaries of the Company (previously filed as Exhibit 21.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-1340) and incorporated herein by this reference).

         23.1     Consent of Deloitte & Touche LLP, independent auditors

         23.2     Consent of Deloitte & Touche LLP, independent auditors

                  (b)      Reports on Form 8-K:

                  The Company filed no Reports on Form 8-K during the last quarter of the 1996 fiscal year.

                  (c)      Refer to (a) 3 above.

                  (d)      Refer to (a) 2 above.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Data Documents Incorporated
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Data Documents Incorporated and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Data Documents Incorporated and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

February 6, 1997
Omaha, Nebraska

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                   DECEMBER 31,
                                                                                               1996             1995
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note G)                                                       $     11,151    $      2,024
  Accounts receivable, net of allowances of
    $311,000 and $458,000 (Note H)                                                               31,459          31,569
  Inventories (Note D)                                                                           37,979          36,048
  Other current assets                                                                              898           1,788
                                                                                           ------------    ------------
         Total Current Assets                                                                    81,487          71,429
PROPERTY, PLANT AND EQUIPMENT, net (Notes E and H)                                               37,328          37,502
GOODWILL, net of accumulated amortization of $2,689,000 and $2,273,000                            9,837          10,248
DEFERRED FINANCING COSTS AND OTHER ASSETS                                                         5,325           6,546
                                                                                           ------------    ------------

                                                                                           $    133,977    $    125,725
                                                                                           ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities (Note G)                                        $     18,566    $     19,326
  Accrued compensation                                                                            3,453           3,579
  Accrued interest payable                                                                        4,072           3,877
  Current maturities of long-term obligations (Note H)                                              934           1,169
  Current and deferred income taxes (Note F)                                                      1,017             462
                                                                                           ------------    ------------
         Total Current Liabilities                                                               28,042          28,413

POST-RETIREMENT BENEFITS (Note M)                                                                 1,881           1,805
LONG-TERM OBLIGATIONS (Note H)                                                                   63,965          65,212
DEFERRED INCOME TAXES (Note F)                                                                    2,413           2,871
CONTINGENCIES (Notes H, K and L)


STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued                       --              --
  Common stock, $0.001 par value; 15,000,000 shares authorized;
    9,564,831 and 8,873,016 shares issued; 9,295,224 and 8,603,409 shares outstanding                10               9
  Additional paid-in capital                                                                     32,020          32,162
  Retained earnings (deficit)                                                                     5,881          (4,489)
  Stockholder notes receivable                                                                     (235)           (258)
  Treasury stock, acquired at no cost, 269,607 shares                                              --              --
                                                                                           ------------    ------------
         Total Stockholders' Equity                                                              37,676          27,424
                                                                                           ------------    ------------

                                                                                           $    133,977    $    125,725
                                                                                           ============    ============


See notes to consolidated financial statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(COLUMNAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                         YEARS ENDED DECEMBER 31,
                                                               --------------------------------------------
                                                                   1996            1995            1994
NET SALES                                                      $    246,496    $    242,238    $    193,626
COST OF GOODS SOLD                                                  181,058         186,011         148,797
                                                               ------------    ------------    ------------
          Gross Profit                                               65,438          56,227          44,829

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                         38,177          35,334          32,729
STOCK COMPENSATION CHARGE (Note N)                                     --               156            --
                                                               ------------    ------------    ------------
          Operating Income                                           27,261          20,737          12,100

DEBT EXPENSE, Including amortization of
   $828,000, $1,312,000 and $1,072,000                                9,751          13,335           8,735
                                                               ------------    ------------    ------------

INCOME BEFORE INCOME TAXES                                           17,510           7,402           3,365
INCOME TAX EXPENSE  (Note F)                                          7,086           3,127           1,533
                                                               ------------    ------------    ------------

INCOME BEFORE EXTRAORDINARY ITEM                                     10,424           4,275           1,832
EXTRAORDINARY ITEM, net of tax (Note P)                                 (54)         (2,921)         (2,795)
                                                               ------------    ------------    ------------

NET INCOME (LOSS)                                                    10,370           1,354            (963)
LESS PREFERRED DIVIDENDS                                               --              --               620
                                                               ------------    ------------    ------------

NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK                   $     10,370    $      1,354    $     (1,583)
                                                               ============    ============    ============
EARNINGS (LOSS) PER COMMON SHARE:
  Primary:
    Income before extraordinary item                           $       1.05    $       0.61    $       0.13
    Extraordinary item                                         $      (0.01)   $      (0.40)   $      (0.30)
                                                               ------------    ------------    ------------

    Net Income (Loss)                                          $       1.04    $       0.21    $      (0.17)
                                                               ============    ============    ============
  Fully diluted:
    Income before extraordinary item                           $       1.05    $       0.61    $       0.11
    Extraordinary item                                                (0.01)          (0.40)          (0.17)
                                                               ------------    ------------    ------------
    Net Income (Loss)                                          $       1.04    $       0.21    $      (0.06)
                                                               ============    ============    ============
WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT SHARES OUTSTANDING:
    Primary                                                       9,939,454       7,333,864       9,453,494
                                                               ============    ============    ============

    Fully Diluted                                                 9,943,754       7,333,864      16,911,580
                                                               ============    ============    ============

See notes to consolidated financial statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                           ADDITIONAL      RETAINED      STOCKHOLDER
                                                               COMMON        PAID-IN       EARNINGS         NOTES
                                                                STOCK        CAPITAL       (DEFICIT)      RECEIVABLE       TOTAL
                                                             -----------   -----------    -----------    -----------    -----------

BALANCE, January 1, 1994                                     $         5   $     1,276    $    (4,260)   $      --      $    (2,979)


   Acquisition of 710,190 shares of treasury stock
       in exchange at no cost                                       --            --             --             --             --
   Preferred dividends                                              --            --             (620)          --             (620)

   407,947 shares issued from treasury stock in
     exchange for notes receivable                                  --             226           --             (226)          --
   Redemption of warrants (Note J)                                  --            (581)          --             --             (581)

   Net loss                                                         --            --             (963)          --             (963)

                                                             -----------   -----------    -----------    -----------    -----------

BALANCE, December 31, 1994                                             5           921         (5,843)          (226)        (5,143)


   48,954 shares issued for cash (Note N)                           --             142           --             --              142
   32,636 shares issued from treasury stock in
     exchange for note receivable (Note N)                          --              95           --              (55)            40
   Warrant reclassification (Note J)                                --           3,087           --             --            3,087
   Payment on stockholders' notes                                   --            --             --               23             23
   Issuance of 3,400,000 common shares (Note C)                        4        27,917           --             --           27,921
   Net income                                                       --            --            1,354           --            1,354
                                                             -----------   -----------    -----------    -----------    -----------

BALANCE, December 31, 1995                                             9        32,162         (4,489)          (258)        27,424

   691,815 shares issued on 61,233 warrants
     exercised (Note J)                                                1          --             --             --                1
   Warrant registration costs                                       --            (142)          --             --             (142)

   Payment on stockholders' notes                                   --            --             --               23             23
   Net income                                                       --            --           10,370           --           10,370
                                                             -----------   -----------    -----------    -----------    -----------

BALANCE, December 31, 1996                                   $        10   $    32,020    $     5,881    $      (235)   $    37,676
                                                             ===========   ===========    ===========    ===========    ===========

See notes to consolidated financial statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                              YEARS ENDED DECEMBER 31,
                                                                    -----------------------------------------
                                                                        1996           1995           1994
                                                                    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $    10,370    $     1,354     $     (963)
  Adjustments to reconcile net income (loss) to
     net cash flows from operating activities:
     Depreciation                                                         4,062          7,552          6,992
     Amortization of intangibles                                          1,490          1,804          1,504
     Stock compensation charge                                             --              156           --
     Extraordinary item                                                      37          1,975          2,941
     Provision for deferred income taxes                                   (296)        (1,375)        (1,743)
     (Gain) loss on sale of property, plant and equipment                   (65)            (4)            46
     Changes in operating assets and liabilities:
       Accounts receivable                                                  110         (2,181)        (3,695)
       Inventories                                                       (1,931)        (3,468)        (1,545)
       Other current assets                                                 168            144           (265)
       Accounts payable and accrued liabilities                           2,579         (3,513)         3,291
       Accrued interest                                                     195          2,744            141
       Current taxes on income and other                                  1,176            131           (445)
       Other assets                                                         259           (438)            96
                                                                    -----------    -----------    -----------

          Net cash flows from operating activities                       18,154          4,881          6,355
                                                                    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                   (3,940)        (3,955)        (6,972)
  Proceeds from the sale of property, plant and equipment                   117             58            193
  Investment in Cal Emblem                                                 --           (2,403)          --
                                                                    -----------    -----------    -----------

          Net cash flows from investing activities                       (3,823)        (6,300)        (6,779)
                                                                    -----------    -----------    -----------


See notes to consolidated financial statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                YEARS ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                           1996           1995           1994
                                                                       -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from debt                                                          --             --      $    85,000
  Payment of debt                                                      $    (1,697)   $   (30,227)       (56,673)
  Principal payments of lease finance obligation                              --             --          (12,608)
  Change in liability for outstanding checks                                (3,389)         1,347            512
  Dividends paid                                                              --             --             (620)
  Preferred stock redemptions                                                 --             --           (6,829)
  Debt issuance and related costs                                             --             --           (4,651)
  Payment for stock registration costs - net                                  (141)          --             --
  Proceeds from sale of common stock                                          --           27,947           --
  Principal receipts on stockholder notes receivable                            23             23           --
                                                                       -----------    -----------    -----------
           Net cash flows from financing activities                         (5,204)          (910)         4,131
                                                                       -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                                              9,127         (2,329)         3,707

CASH AND CASH EQUIVALENTS, Beginning of period                               2,024          4,353            646
                                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, End of period                               $    11,151    $     2,024    $     4,353
                                                                       ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
      Interest                                                         $     9,031    $     9,639    $     7,522
                                                                       ===========    ===========    ===========

      Income taxes                                                     $     6,084    $     2,759    $     1,941
                                                                       ===========    ===========    ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    Termination agreement (Note H)                                                                   $     1,349
                                                                                                     ===========
    Exchange of common stock purchase warrants with
      exchangeable warrants (Note J)                                                                 $       581
                                                                                                     ===========
    Issuance of 32,636 and 407,947 shares of common stock for
      stockholder notes receivable                                                    $        55    $       226
                                                                                      ===========    ===========

    Acquisition of treasury stock at no cost in 1994                                                        --
                                                                                                     ===========
    Issuance of promissory notes to the former stockholders of
      Cal Emblem Labels, Inc. (Note B)                                                $    2,245
                                                                                      ==========



See notes to consolidated financial statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(COLUMNAR DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF OPERATIONS - Data Documents Incorporated (the "Company") was formed for the purpose of acquiring Data Documents, Inc. The Company designs, manufactures, and markets business forms, pressure-sensitive label products and supplies, specialized direct mail products and software-based services. A substantial portion of the Company's forms sales are made in connection with its proprietary forms management system. The principal markets for the business forms are primarily located in the geographic markets of mid-America, the southwest and the northwest. The principal markets for the labels and direct mail business are nationwide.

      CONSOLIDATION - The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated during consolidation. All operating activities, assets and liabilities are those of the Company's subsidiaries.

      CASH AND CASH EQUIVALENTS - All highly liquid investments, purchased with a maturity of three months or less are considered cash equivalents.

      INVENTORIES - Inventories are valued at the lower of cost, determined by the last-in, first-out (LIFO) method, or market.

      PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the asset, which are as follows: buildings, 30 years; leased facilities and leasehold improvements, life of the lease; machinery and equipment, 3 to 12 years; and furniture and fixtures, 4 to 10 years.

      GOODWILL - Goodwill represents the excess of costs over the value of net tangible assets acquired in the acquisition of Data Documents, Inc., PBF Washington, Inc., and Cal Emblem Labels, Inc. This cost is being amortized on a straight-line basis over 30 years. Recoverability of this asset is evaluated periodically based on management's estimate of future undiscounted operating income of the businesses acquired.

      DEFERRED FINANCING COSTS - Deferred financing costs represents the cost of securing debt financing. The cost is being amortized over the estimated periods of outstanding principal amounts of the related obligations.

      OTHER ASSETS - Subscriber installation costs for the Company's software-based Odyssey Integrated Services program are capitalized and amortized over the initial period of the subscriber agreement, generally 3 years.

      REVENUE RECOGNITION - Sales and related cost of goods sold are recognized upon shipment of products.

      INCOME TAXES - The Company and its wholly-owned subsidiaries file a consolidated income tax return. The Company uses an asset and liability approach for the financial reporting of income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 - Accounting for Income Taxes. Deferred income taxes arise from temporary differences between financial and tax reporting.

      OTHER POSTRETIREMENT BENEFITS - The Company accounts for postretirement benefits in accordance with SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions. The Company has elected to recognize the transition obligation relating to prior service cost in its statement of operations over a 20-year period beginning in 1993.

      STOCK SPLIT - The Company's Board of Directors declared a 6.52715097-to-1 stock split in August 1995 and the financial statements presented herein reflect the split for all periods presented.

      EARNINGS PER SHARE - The earnings per share calculation is based upon net income less preferred dividends and the weighted average number of shares of common stock outstanding and warrants and options when dilutive. The calculation on a fully-diluted basis assumes conversion of the convertible preferred stock at the beginning of the period.

      NEW ACCOUNTING PRONOUNCEMENTS - In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which established accounting and reporting standards for such transfers. The Company will adopt SFAS No. 125 effective January 1, 1997 as required. The impact on the Company's financial position and results of operations is not expected to be material.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - Certain reclassifications have been made to the prior year financial statements to conform to the 1996 presentation.

B.    ACQUISITION

      On August 25, 1995, the Company acquired all of the outstanding stock of Cal Emblem Labels, Inc. ("Cal Emblem") for $4.5 million, plus replacement of Cal Emblem's bank debt, which was funded through borrowings of approximately $5.9 million under the Company's existing revolving credit facility and the issuance of five-year term promissory notes in the aggregate principal amount of $2.2 million to the former owners. The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities and results of operations of Cal Emblem are included in the Company's consolidated financial statements subsequent to the acquisition date. The purchase price has been allocated to the underlying assets and liabilities of Cal Emblem based on their respective fair values at the date of acquisition. The excess cost over the fair market value of net assets acquired of $4,122,000 is being amortized over a 30-year period on a straight-line basis.

      The following unaudited pro forma financial information shows the results of operations of the Company as though the acquisition occurred as of January 1, 1994.

                                                            YEARS ENDED
                                                             DECEMBER 31,
                                                     -------------------------
                                                        1995           1994
                                                            (UNAUDITED)

Net sales                                            $   256,030   $   216,244
Income from continuing operations                          4,174         2,026
Net income (loss) available for common stock               1,253        (1,389)
Earnings per common share before
  extraordinary item:
  Primary                                            $      0.60   $      0.15
  Fully diluted                                             0.60          0.12

C.    INITIAL PUBLIC OFFERING

      In October 1995, the Company completed an initial public offering (the "Offering") of 3,400,000 shares of common stock of the Company at an offering price of $9.00 per share. The net proceeds of the offering were used to redeem approximately $24,000,000 in aggregate principal amount of Data Documents, Inc.'s 13 1/2% Senior Notes.

D.    INVENTORIES

      Inventories consisted of:

                                                              DECEMBER 31,
                                                      --------------------------
                                                         1996           1995
Finished goods                                        $    28,739    $    26,888
Work in process                                             1,264          1,287
Raw materials                                               7,032          6,860
Supplies and spare parts                                      944          1,013
                                                      -----------    -----------

                                                      $    37,979    $    36,048
                                                      ===========    ===========

      Substantially all inventories were valued using the LIFO method. If the FIFO method of inventory accounting had been used, inventories at December 31, 1996 and 1995 would have been lower than reported by $3,500,000, and $712,000, respectively. On a FIFO basis, operating income would have been higher (lower) by $(2,788,000), $2,057,000, and $390,000, respectively, for fiscal years 1996, 1995, 1994. The FIFO cost of inventories approximates replacement cost.

E.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consisted of:


                                                             DECEMBER 31,
                                                       -----------------------
                                                              1996        1995
Land                                                   $     5,336 $     5,336
Buildings                                                   18,835      18,517
Leasehold improvements                                       1,205       1,146
Machinery and equipment                                     57,790      57,531
Furniture and fixtures                                       1,608       1,572
                                                       ----------- -----------
                                                            84,774      84,102
Less accumulated depreciation and amortization              47,446      46,600
                                                       ----------- -----------

                                                       $    37,328 $    37,502
                                                       =========== ===========

F.    INCOME TAXES

      The provision for income taxes on income from continuing operations consists of:

                                              YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
                                         1996           1995           1994
Current provision:
   Federal                            $     6,330    $     3,792    $     2,265
   State                                    1,052            710            399
Deferred                                     (296)        (1,375)        (1,131)
                                      -----------    -----------    -----------

                                      $     7,086    $     3,127    $     1,533
                                      ===========    ===========    ===========


      The following represents a reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to income before income taxes from continuing operations:

                                              YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
                                         1996           1995           1994
Statutory rate                           35.0%          34.0%          34.0%
State income tax effect                   3.8            4.0            5.0
Amortization of excess of purchase
  price over net assets acquired          0.9            1.6            3.2
Other                                     0.8            1.5            3.3
Expense of change in estimate of
  deferred income tax liabilities           -            1.1              -
                                         ----           ----           ----
                                         40.5%          42.2%          45.5%
                                         ====           ====           ====

      Deferred income tax assets (liabilities) are comprised of the following at:

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1996         1995
Deferred income tax assets:
  Acquired net operating loss of Cal Emblem              $     506    $     653
  Non-deductible accrued liabilities                           747          498
  Non-deductible bad debt reserve                              121          179
  Other                                                       --            167
                                                         ---------    ---------
                                                             1,374        1,497
                                                         ---------    ---------

Valuation allowance                                           (506)        (653)
                                                         ---------    ---------
Deferred income tax liabilities:
  Basis of property and equipment                           (2,534)      (2,647)
  Basis of inventory                                        (1,108)      (1,143)
  Accrual for pension costs                                   (129)        (387)
  Other                                                        (73)        --
                                                         ---------    ---------
                                                            (3,844)      (4,177)
                                                         ---------    ---------

Net deferred income tax liability                        ($  2,976)   ($  3,333)
                                                         =========    =========

      In connection with the Company's acquisition of Cal Emblem, the Company acquired a net operating loss carryforward. At December 31, 1996, the loss carryforward was $1,307,000 and expires through the year 2009. A valuation allowance has been established for the deferred tax asset related to the loss carryforward. If realized, the loss carryforward will result in a decrease in goodwill.

G.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      A cash management system is utilized under which deposits are made to cover only those checks presented to the bank for payment. Checks not yet presented to the bank for payment in the amounts of $3,946,000, and $7,336,000 at December 31, 1996 and 1995, respectively, are included in accounts payable and accrued liabilities.

H.    LONG-TERM OBLIGATIONS

      Long-term obligations consisted of:

                                                                                   DECEMBER 31,
                                                                             ----------   ----------
                                                                                1996         1995
Senior Secured Notes, 13 1/2%, due 2002, less unamortized
   discount of $1,128,000 and $1,343,000                                     $   59,372   $   59,657
Mortgage note, 10.5%, (due in monthly installments with balloon
   payment in 2002)                                                               2,414        2,469
Promissory notes, 10%, to former Cal Emblem stockholders
   due in annual installments through August 2000                                 1,684        2,245
Obligation under termination agreement payable in monthly
   installments through December 1, 2002, less unamortized
   discount of $661,000 and $848,000                                              1,205        1,288
Note payable, 10.125%, Pierce County, Washington
   (due in varying amounts through 1997)                                            170          570
Other                                                                                54          152
                                                                             ----------   ----------
                                                                                 64,899       66,381
Less current maturities of debt                                                     934        1,169
                                                                             ----------   ----------

                                                                             $   63,965   $   65,212
                                                                             ==========   ==========

      In November 1994, the Company issued 85,000 units, each consisting of $1,000 aggregate principal amount of 13 1/2% senior secured notes of Data Documents, Inc. due 2002 (the "Senior Notes") and common stock purchase warrants to purchase common stock of Data Documents Incorporated. Interest is due semi-annually on January 15 and July 15. The Senior Notes are guaranteed by the Company and its subsidiaries. On or after July 15, 1999, the Senior Notes are redeemable, at the option of the Company, in whole or in part at the redemption prices of 104.2% in 1999 decreasing to 100% in 2001. Upon the change of control, the Company is required to offer to repurchase all outstanding Senior Notes at 101% of the principal amount plus accrued interest to the date of redemption. The restrictions on redemption do not limit the ability of the Company to purchase Senior Notes on the open market.

      In November 1995, the net proceeds of the Offering were used to redeem $24 million of the Company's Senior Notes at a redemption price of 111.4%.

      In June 1996, the Company repurchased from the open market $500,000 of the Senior Notes at a price of 110%.

      The Senior Notes are collateralized by a first priority security interest in substantially all assets other than accounts receivable. The Senior Notes contain certain restrictive covenants which limit, subject to certain exceptions; the incurrence of additional debt, the payment of dividends on and redemption of stock of the Company, asset sales, consolidations, mergers or transfers of all or substantially all of the Company's assets, certain transactions with affiliates including intercompany dividends, and liens, among other things.

      A surety agreement for the benefit of the holders of the Pierce County, Washington debt obligation was allowed to expire in 1995 and payment of $2,030,000 principal was made. The remaining principal of $170,000 will be paid under scheduled maturities without the benefit of a surety agreement.

      In November 1994, the Company terminated an agreement for management, advisory and consulting services. The termination agreement is payable in monthly installments of $21,667 (increasing each January 1 by 4%) to December 1, 2002. The obligation has been recorded at its present value using a 15% discount rate over the seven year term.

      The Company has a revolving credit facility with a maximum credit line of the lesser of $20,000,000 or 80% of eligible accounts receivables, which are pledged as collateral. No amounts under this credit facility were outstanding at December 31, 1996 or 1995. On February 5, 1997, the Company replaced the previous revolving credit facility with a new revolving facility which expires in July, 1999. Debt covenants under this revolving credit facility require maintenance of minimum amounts of net worth. Interest under the revolving facility is paid monthly at .75% above prime and .25% per annum on the unused line available.

      At December 31, 1996, a contingent liability to a financial institution exists for outstanding letters of credit in the amount of $358,000.

      FAIR VALUE - The fair value of the Company's long-term debt is based on quoted market prices or on the current rates offered to the Company for debt of similar maturities. At December 31, 1996, the carrying amount of the Company's debt was $64,899,000 and the estimated fair value was $73,590,000. At December 31, 1995, the carrying value was $66,381,000 and estimated fair value was $71,871,000.

      Aggregate maturities of long-term obligations in each of the next five years are as follows:

          1997                                 $  934
          1998                                    786
          1999                                    808
          2000                                    296
          2001                                    352

I.    PREFERRED STOCK

      On September 7, 1995, the Company amended its articles of incorporation to authorize issuance of 5,000,000 shares of preferred stock having a par value of $0.01 per share. None of the shares of the authorized preferred stock have been issued. The Board of Directors, without further action by the holders of common stock, may issue shares of preferred stock and may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, liquidation preferences, conversion rights and the designation of and number of shares constituting any wholly-unissued series of preferred stock.

      Prior to November 23, 1994, the two classes of preferred stock of the Company were entitled to quarterly dividends at the rate of $10 per annum. Dividends were cumulative, if not declared. In November 1994, all of the outstanding preferred stock was repurchased at face value.

J.    WARRANTS

      In connection with the 1994 issuance of the Senior Notes, the Company issued warrants to purchase its common stock (the "Warrants"). Each Warrant, when exercised, entitles the holder thereof to receive the number of shares of common stock as set forth on the Warrant at $.002 per share. Prior to the completion of the Offering, the Warrants were exercisable at any time on or after November 28, 1995 and unless exercised, automatically expire on July 15, 2002. The Warrants entitle the holders to purchase in the aggregate 960,344 shares of common stock, or approximately 10% of the outstanding common stock on a fully-diluted basis. During 1996, 61,233 Warrants were exercised for 691,815 shares of common stock.

      Also in 1994, upon the issuance of the Senior Notes, the Company canceled all previously existing common stock purchase warrants outstanding at that date and replaced them with additional Warrants to purchase in the aggregate 320,111 shares of common stock or approximately 3% of the outstanding common stock on a fully-diluted basis and which are exchangeable under the same terms as described above. All these warrants remain outstanding at December 31, 1996.

      Under specified conditions the warrants were redeemable for cash or Senior Notes. In 1995, the warrants became solely exchangeable for shares of common stock, and the warrants were reclassified to additional paid in capital.

K.    CONTINGENCIES

      The Company is subject to lawsuits and claims which arise out of the normal course of its business. In the opinion of management, the disposition of such claims will not have a material adverse effect on the Company's financial position or results of operations.

L.    LEASES

      Sales offices, certain manufacturing facilities, certain transportation and other equipment are leased under long-term noncancellable leases. Substantially all of the leases are net leases which require payment of property taxes, insurance and maintenance costs in addition to rental payments.

      At December 31, 1996, the future minimum lease payments under noncancellable operating leases with rental terms of more than one year amount to:

           1997                                                $ 2,223
           1998                                                  1,790
           1999                                                    877
           2000                                                    380
           2001                                                    218
           Later Years                                             812
                                                               -------
           Total minimum obligation                            $ 6,300
                                                               =======

      Rent expenses relating to all operating leases were $2,692,000, $2,537,000, and $2,328,000 for the years ended December 31, 1996, 1995 and
      1994, respectively.

M.    EMPLOYEE BENEFIT PLANS

      Pension Plans -- The Company and its subsidiaries have defined benefit retirement plans for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation for each year of service. For 1996, 1995 and 1994, the Company's funding policy is to contribute the minimum amount deductible for federal income tax purposes. Plan assets are invested in common trust funds administered by a corporate trustee.

      Net periodic pension cost of the defined benefit plans includes the following components:

                                                      YEARS ENDED DECEMBER 31,
                                                  -----------------------------
                                                     1996       1995       1994
Service cost                                      $   690    $   571    $   632
Interest cost on projected benefit obligation       1,015        881        800
Return on plan assets                              (1,906)    (1,911)       180
Net amortization and deferral                         866        892     (1,206)
                                                  -------    -------    -------

Net periodic pension cost                         $   665    $   433    $   406
                                                  =======    =======    =======

      The following table sets forth the plan's funded status and the amount recognized in the Company's balance sheet:

                                                                             DECEMBER 31,
                                                                     --------------------------
                                                                         1996           1995
Actuarial present value of benefit obligations:
  Vested benefit obligation                                          $    12,592    $    11,494
  Nonvested benefit obligation                                               363            360
                                                                     -----------    -----------

Accumulated benefit obligation                                       $    12,955    $    11,854
                                                                     ===========    ===========

Projected benefit obligation for services rendered to date           $    15,069    $    13,690
Plan assets at fair value                                                 14,170         11,734
                                                                     -----------    -----------
Plan assets less than projected benefit obligation                          (899)        (1,956)
Unrecognized net loss                                                      1,276          2,191
Unrecognized prior service cost                                              (48)           (74)
                                                                     -----------    -----------

Prepaid pension cost                                                 $       329    $       161
                                                                     ===========    ===========

      The projected benefit obligation is determined using a weighted average discount rate of 7.5% for 1996 and 1995, and a 3.5% rate of increase in future compensation levels for 1996 and 1995.

      The Company and its subsidiaries are also participants in multi-employer pension plans covering union employees. Costs associated with these plans aggregate approximately $68,000, $66,000 and $62,000 for 1996, 1995 and 1994, respectively.

      SAVINGS PLAN - The Company has a Salary Deferral Savings Plan which permits employees to make salary reduction contributions from 1% to 18%. The Plan is a defined contribution pension plan which became effective July 1, 1988. The administrative expenses related to the Plan are paid by the Company.

      POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - The Company accounts for postretirement benefits in accordance with SFAS No. 106. The Company accrues the estimated cost of retiree benefit payments during the years the employee provides services. The Company has elected to recognize the initial obligation of approximately $1,637,000 over a period of twenty years.

      Certain medical and dental benefits are provided to qualifying employees. The following table sets forth the medical and dental plans' funded status:

      Accumulated postretirement benefits obligation:

                                                                               DECEMBER 31,
                                                                        --------------------------
                                                                            1996           1995

Retirees                                                                $       605    $       741
Fully eligible plan participants                                              1,011            983
                                                                        -----------    -----------
Accumulated postretirement benefit obligations in excess
  of plan assets                                                             (1,616)        (1,724)
Unrecognized transition obligation (included in other assets)                 1,310          1,391
Unrecognized net gain                                                          (265)           (81)
                                                                        -----------    -----------

Accrued postretirement benefit cost                                     $      (571)   $      (414)
                                                                        ===========    ===========

      Net postretirement benefit cost consisted of the following components:

                                                                   YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 1996        1995        1994
Service cost of benefits earned                               $     127   $      87   $     115
Interest cost on accumulated postretirement benefit
  obligation                                                        129         131         116
Amortization of transition obligation                                81          82          81
                                                              ---------   ---------   ---------

Net postretirement benefit cost                               $     337   $     300   $     312
                                                              =========   =========   =========

      The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of January 1, 1993 was 12% for 1993, decreasing gradually to a 6% annual growth rate after 12 years and remaining at a 6% annual rate thereafter. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $218,000 as of December 31, 1996 and would increase net postretirement health care cost by $10,000 for the year ended December 31, 1996. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for the years ended December 31, 1996 and 1995.

N.    STOCK COMPENSATION PLANS

      The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $0 and $156,000 for the years ended December 31, 1996 and 1995, respectively.

      The Board of Directors of the Company adopted the 1995 Employee Stock Incentive Plan (the "Plan") pursuant to which the Board may award options to purchase, in aggregate, 500,000 shares of common stock. Options vest and become exercisable over a one to three year period after date of grant and generally expire no later than ten years from the date of grant. The exercise price per share is no less than the fair market value on the date each option is granted.

      In connection with the Company's acquisition of Cal Emblem in August, 1995, the Company granted options for 195,815 shares to a former stockholder of Cal Emblem at the initial public offering price of $9.00.

      During the second quarter of 1995, the Company recorded a noncash expense of $156,000 relating to the sale of common shares to a director and an employee. The amount represents the excess of the estimated fair value of the common shares over consideration received. Such shares have been considered outstanding for all periods presented in the computation of earnings per share.

      If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and earnings
      (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                             1996                 1995                1994
                                                                             ----                 ----                ----
        Net Income (loss)                            As reported           $ 10,370             $ 1,354              $   (963)
                                                     Pro forma             $ 10,190             $   833              $   (963)

        Primary earnings (loss) per share            As reported           $   1.04             $  0.21              $  (0.17)
                                                     Pro forma             $   1.02             $  0.14              $  (0.17)

        Fully Diluted earnings (loss)  per share     As reported           $   1.04             $  0.21              $  (0.06)
                                                     Pro forma             $   1.02             $  0.14              $  (0.06)


      The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of
0.0 percent, expected volatility of 39.9 percent, risk-free interest rates of
6.3 percent and expected lives of 5 years for all the years presented.

      A summary of the status of the Company's stock option plans as of December 31, 1996 and 1995 and changes during the years ending on those dates is presented below:

                                                                1996                                         1995
                                                   ---------------------------------         ---------------------------------
                                                                    Weighted-Average                          Weighted-Average
              Fixed Options                        Shares            Exercise Price           Shares           Exercise Price
              -------------                        ------            --------------           ------           --------------
Outstanding at beginning of year                    324,615                $   9.03             0                    N/A
Granted                                             187,650                $  10.44          324,615               $ 9.03
Exercised                                                 0                 N/A                 0                    N/A
Forfeited                                            (5,000)               $  10.43             0                    N/A
                                                    -------                                  -------
Outstanding at end-of-year                          507,265                $   9.54          324,615               $ 9.03
                                                    =======                                  =======

Options exerciseable at year-end                    258,082                                  195,815
                                                    =======                                  =======

Weighted-average fair value of options
granted during the year                            $   4.68                                 $   4.05


The following table summarizes information about stock options outstanding at December 31, 1996:


                                             Options Outstanding                                   Options Exerciseable
                        --------------------------------------------------------------    ---------------------------------------
       Range of              Number         Weighted-Average                                   Number
       Exercise          Outstanding at         Remaining          Weighted-Average       Exerciseable at     Weighted-Average
        Prices              12/31/96        Contractual Life        Exercise Price            12/31/96         Exercise Price
  -------------------       --------        ----------------        --------------            --------         --------------
   $   9.00 - $  9.99        332,615            6.8 years             $     9.06              258,082              $  9.01
   $  10.00 - $ 10.99        100,000            9.8 years             $    10.00                 0                  N/A
   $  11.00 - $ 11.99         74,650            9.7 years             $    11.07                 0                  N/A
                             -------                                                          -------
   $   9.00 - $ 11.99        507,265            7.8 years             $     9.54              258,082              $  9.01
                             =======                                                          =======


O.    RELATED PARTY TRANSACTIONS

      In February 1988, the Company entered into an agreement for management, advisory and consulting services through 1998 with Raebarn Corporation whose principals are common stockholders and/or directors of the Company. The agreement provided in the event that the Company, at any time during the term of the agreement, engaged in certain transactions, Raebarn Corporation had the right to act as the Company's financial advisors. Payments to Raebarn totaled $250,000 in 1994. In November 1994, the Company terminated its agreement with Raebarn in exchange for monthly payments to Raebarn through December 2002 the present value of which has been accrued (See Note H).

P.    EXTRAORDINARY ITEMS

      In June 1996, the Company incurred an extraordinary charge of $54,000, net of income tax benefit of $34,000, for the write-off of unamortized deferred financing costs, unamortized original issue discount, and certain premium on reacquisition associated with the purchase and retirement of $500,000 of Senior Notes.

      In November 1995, the Company incurred an extraordinary charge of $2,921,000 net of income tax benefit of $1,790,000, for the write-off of unamortized deferred financing costs, unamortized original issue discount and prepayment fees associated with the prepayment of $24,000,000 of Senior Notes.

      In November 1994, the Company incurred an extraordinary charge of $2,795,000, net of income tax benefit of $1,787,000, for the write-off of unamortized deferred financing costs, unamortized original issue discount and certain termination fees and costs associated with the early termination of debt.

Q.    SUMMARIZED FINANCIAL INFORMATION

      Following is the summarized financial information of Data Documents, Inc. and subsidiaries:


                                                         DECEMBER 31,
                                                    ---------------------
                                                     1996          1995
Current assets                                      $81,487       $71,429
Noncurrent assets                                   $52,490       $54,296
Current liabilities                                 $28,042       $28,413
Noncurrent liabilities                              $68,259       $69,888


                                             YEARS ENDED DECEMBER 31,
                                      -------------------------------------
                                        1996          1995          1994
Net sales                             $246,496      $242,238      $193,626
Gross profit                          $ 65,438      $ 56,227      $ 44,829
Net income (loss)                     $ 10,370      $  1,354      $   (963)


      Following is the summarized combined financial information of PBF Washington, Inc. and Cal Emblem Labels, Inc. (wholly-owned subsidiaries of Data Documents, Inc.), guarantors of the Senior Notes. The information presented for Cal Emblem Labels, Inc. is as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and from August 25, 1995 (date of acquisition) through December 31, 1995:

                                                           December 31,
                                                  ----------------------------
                                                     1996             1995
Current assets                                    $    6,849       $    7,948
Noncurrent assets                                 $    8,813       $   10,581
Current liabilities                               $    7,474       $   11,301
Noncurrent liabilities                            $      883       $    1,140


                                                  Years Ended December 31,
                                           ------------------------------------
                                              1996          1995          1994
Net sales                                  $  33,438     $  23,455     $  14,486
Gross profit                               $   6,854     $   4,204     $   2,394
Net income                                 $   1,075     $     608     $     217


                                   SIGNATURES

                  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Omaha, State of Nebraska, on the 21st day of March, 1997.

                               DATA DOCUMENTS INCORPORATED
                               (Registrant)



                                         /s/ A. ROBERT THOMAS
                               -----------------------------------------
                               A. Robert Thomas, Chief Financial Officer


                  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:


           SIGNATURE                              TITLE                              DATE
           ---------                              -----                              ----
/s/ WALTER J. KEARNS                  Chairman, President and                     March 21, 1997
-----------------------------------     Chief Executive Officer
    Walter J. Kearns                    (Principal Executive
                                        Officer)


/s/ A. ROBERT THOMAS                  Senior Vice President Finance and           March 21, 1997
-----------------------------------   General Manager - Business Forms,
    A. Robert Thomas                  Supplies and Services, Secretary,
                                      Treasurer, Chief Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)


/s/ JOSEPH C. ADDISON                 Director                                    March 21, 1997
-----------------------------------
    Joseph C. Addison


/s/ THOMAS E. BLUMENTHAL              Director                                    March 21, 1997
-----------------------------------
    Thomas W. Blumenthal


/s/ ROBERT W. CRUICKSHANK             Director                                    March 21, 1997
-----------------------------------
    Robert W. Cruickshank


INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders of
Data Documents Incorporated
Omaha, Nebraska


We have audited the consolidated financial statements of Data Documents Incorporated as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 6, 1997; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of Data Documents Incorporated and subsidiaries listed in Item 14. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.





DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 6, 1997

DATA DOCUMENTS INCORPORATED                                           Schedule I
(PARENT COMPANY ONLY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                               DECEMBER 31,
                                                                                        --------------------------
ASSETS                                                                                      1996           1995
INVESTMENT IN AND ADVANCES TO (FROM)
  SUBSIDIARY (Note A)                                                                   $    37,676    $    27,424
                                                                                        ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

COMMITMENTS AND CONTINGENCIES (Note B)


STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued                   --             --
  Common stock, $0.001 par value; 15,000,000 shares authorized;
    9,295,224 and 8,873,016 shares issued; 9,564,831
    and 8,603,409 shares outstanding                                                             10              9
  Additional paid-in capital                                                                 32,020         32,162
  Retained earnings (deficit)                                                                 5,881         (4,489)
  Stockholder notes receivable                                                                 (235)          (258)
  Treasury stock, acquired at no cost, 269,607 shares                                          --             --
                                                                                        -----------    -----------

           Total Stockholders' Equity                                                        37,676         27,424
                                                                                        -----------    -----------

                                                                                        $    37,676    $    27,424
                                                                                        ===========    ===========


See notes to financial statements.

DATA DOCUMENTS INCORPORATED                                           Schedule I
(PARENT COMPANY ONLY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                    YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                              1996           1995           1994
EQUITY IN EARNINGS (LOSS) OF SUBSIDIARY AND
  NET INCOME (LOSS)                                       $    10,370    $     1,354    $      (963)

CASH DIVIDENDS PAID TO PREFERRED STOCKHOLDERS                    --             --             (620)

ACCUMULATED DEFICIT - Beginning of year                        (4,489)        (5,843)        (4,260)
                                                          -----------    -----------    -----------

RETAINED EARNINGS (DEFICIT)                               $     5,881    $    (4,489)   $    (5,843)
                                                          ===========    ===========    ===========


See notes to financial statements.

DATA DOCUMENTS INCORPORATED                                           Schedule I
(PARENT COMPANY ONLY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                              YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------------
                                                                         1996          1995           1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                  $    10,370   $     1,354    $      (963)
  Adjustments to reconcile net income (loss) to cash
    provided by operating activities:
      Equity in (earnings) loss of subsidiary                            (10,370)       (1,354)           963
                                                                     -----------   -----------    -----------
           Net cash flows from operating activities                         --            --             --
                                                                     -----------   -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid to preferred stockholders                                  --            --             (620)
  Preferred stock redemptions                                               --            --           (6,829)
  Advances from and payments on intercompany account
    with subsidiary                                                         --         (27,970)         7,449
  Proceeds from sale of stock                                               --          27,970           --
                                                                     -----------   -----------    -----------
           Net cash flows from financing activities                         --            --             --
                                                                     -----------   -----------    -----------
NET INCREASE (DECREASE) IN CASH                                             --            --             --

CASH, Beginning of year                                                     --            --             --
                                                                     -----------   -----------    -----------

CASH, End of year                                                    $      --     $      --      $      --
                                                                     ===========   ===========    ===========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES:
    Exchange of common stock purchase warrants with
      exchangeable warrants                                                                       $       581
                                                                                                  ===========
    Acquisition of treasury stock at no cost                                                      $      --
                                                                                                  ===========
    Issuance of 32,636 and 407,947 shares of common stock
      for stockholder notes receivable, respectively                               $        55    $       226
                                                                                   ===========    ===========


See notes to financial statements.

                                                                      SCHEDULE I
DATA DOCUMENTS INCORPORATED
(PARENT COMPANY ONLY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO FINANCIAL STATEMENTS
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENT IN AND ADVANCES TO (FROM) SUBSIDIARY - Data Documents Incorporated (Incorporated) accounts for its investment in Data Documents, Inc. (Company) under the equity method of accounting. Advances to (from) the Company are included within the investment in subsidiaries. Certain immaterial franchise taxes are paid by the Company for Incorporated and are expensed in the operations of the Company.

B.    COMMITMENTS AND CONTINGENCIES

      Data Documents Incorporated has provided guarantees of the indebtedness of its subsidiary Data Documents, Inc.

                                                                     Schedule II

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES
DATA DOCUMENTS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
--------------------------------------------------------------------------------

                                           Balance at     Charged to                                           Balance
                                          Beginning of     Costs and      Charged to            Net           at End of
                                              Year         Expenses     Other Accounts       Charge-offs         Year
YEAR ENDED DECEMBER 31, 1996:
  Allowance for doubtful accounts          $ 457,501      $ 123,968       $    --            $ (270,427)     $ 311,042

YEAR ENDED DECEMBER 31, 1995:
  Allowance for doubtful accounts          $ 199,964      $ 165,759(a)    $ 125,000          $  (33,222)     $ 457,501

YEAR ENDED DECEMBER 31, 1994:
  Allowance for doubtful accounts          $ 155,781      $ 138,756       $    --            $  (33,222)     $ 199,964


(a) Balance of allowance for doubtful accounts of Cal Emblem Labels, Inc. on the date of acquisition.

                                                                   APPENDIX VIII

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 10-Q


(Mark One)

[X]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the quarter ended March 31, 1997

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number:  0-26674

                           DATA DOCUMENTS INCORPORATED
             (Exact name of registrant as specified in its charter)

                     DELAWARE                              47-0714942
          (State or other jurisdiction of               (I.R.S. Employer
          incorporation or organization)               Identification No.)

                     4205 SOUTH 96TH STREET, OMAHA, NEBRASKA
                    (Address of principal executive offices)

                                      68127
                                   (Zip Code)

                                 (402) 339-0900
              (Registrant's telephone number, including area code)

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.      YES   X    NO
                                                   -----     -----

       The number of shares outstanding of the Registrant's Common Stock, as of March 31, 1997, was 9,615,668 shares (excluding 269,607 treasury shares).

                           DATA DOCUMENTS INCORPORATED
                                      INDEX


                          PART I. FINANCIAL INFORMATION
                          -----------------------------

--------------------------------------------------------------------------------

                                                                   Page Number
                                                                   -----------
ITEM 1:  FINANCIAL STATEMENTS:

         CONSOLIDATED BALANCE SHEETS -
           At March 31, 1997 and December 31, 1996                      3

         CONSOLIDATED STATEMENTS OF OPERATIONS -
           For the Three Months Ended March 31, 1997 and 1996           4

         CONSOLIDATED STATEMENTS OF CASH FLOWS -
           For the Three Months Ended March 31, 1997 and 1996           5

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    6-8

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS                 9-10



                       PART II. OTHER INFORMATION
                       --------------------------


ITEM 2.  CHANGES IN SECURITIES                                         11

ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K                             11-12

SIGNATURES                                                             13

PART I - FINANCIAL INFORMATION
ITEM I. - FINANCIAL STATEMENTS

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 1997 AND DECEMBER 31, 1996
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                     MARCH 31,        DECEMBER 31,
                                                                                    ------------------------------
                                                                                       1997              1996
                                                                                    (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                          $   9,467         $  11,151
  Accounts receivable, net of allowance of $ 415,000 and $311,000                       32,396            31,459
  Inventories (Note B)                                                                  38,747            37,979
  Other current assets                                                                     916               898
                                                                                     ---------         ---------
           Total Current Assets                                                         81,526            81,487

PROPERTY, PLANT AND EQUIPMENT                                                           37,072            37,328
GOODWILL, net of accumulated amortization of $2,793,000 and $ 2,689,000                  9,677             9,837
DEFERRED FINANCING COSTS AND OTHER ASSETS                                                5,245             5,325
                                                                                     ---------         ---------

                                                                                     $ 133,520         $ 133,977
                                                                                     =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                                           $  16,440         $  18,566
  Accrued compensation                                                                   2,811             3,453
  Accrued interest payable                                                               2,029             4,072
  Current maturities of long-term obligations                                              938               934
  Current and deferred income taxes                                                      2,518             1,017
                                                                                     ---------         ---------
           Total Current Liabilities                                                    24,736            28,042

POSTRETIREMENT BENEFITS                                                                  1,889             1,881
LONG-TERM OBLIGATIONS                                                                   63,959            63,965
DEFERRED INCOME TAXES                                                                    2,424             2,413

COMMITMENTS AND CONTINGENCIES (Note C)

COMMON STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued                --                --
  Common stock, $0.001 par value; 15,000,000 shares authorized; 9,885,275 and
    9,564,831 shares issued; 9,615,668 and 9,295,224 shares outstanding                     10                10
  Additional paid-in capital                                                            32,022            32,020
  Retained Earnings                                                                      8,686             5,881
  Stockholder notes receivable                                                            (206)             (235)
  Treasury stock, 269,607 shares acquired at no cost                                        --                --
                                                                                     ---------         ---------
           Total Common Stockholders' Equity                                            40,512            37,676
                                                                                     ---------         ---------

                                                                                     $ 133,520         $ 133,977
                                                                                     =========         =========


See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(COLUMNAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                THREE MONTHS ENDED
                                                                                    MARCH 31,
                                                                           ----------------------------
                                                                              1997              1996
                                                                           (UNAUDITED)       (UNAUDITED)
NET SALES                                                                  $   62,583        $   65,040

COST OF GOODS SOLD                                                             45,727            48,721
                                                                            ---------         ---------

           Gross Profit                                                        16,856            16,319

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                    9,785             9,499
                                                                            ---------         ---------

           Operating Income                                                     7,071             6,820

DEBT EXPENSE, net, including amortization of $ 201,000 and $208,000             2,353             2,520
                                                                            ---------         ---------

INCOME BEFORE INCOME TAXES                                                      4,718             4,300

INCOME TAX EXPENSE                                                              1,913             1,745
                                                                            ---------         ---------

NET INCOME                                                                 $    2,805        $    2,555
                                                                            =========         =========

EARNINGS PER COMMON SHARE:
  Primary                                                                  $     0.28        $     0.26
                                                                            =========         =========

WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING:
    Primary                                                                 9,957,992         9,904,265
                                                                            =========         =========


See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(COLUMNAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                 THREE MONTHS ENDED
                                                                                      MARCH 31,
                                                                              ------------------------
                                                                                1997            1996
                                                                             (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                  $  2,805         $ 2,555
  Adjustments to reconcile net income to net cash flows from operating activities:
      Depreciation                                                                 968           1,262
      Amortization of intangibles                                                  398             350
      Provision for deferred income taxes                                          (72)           (107)
      (Gain)/loss on sale of property, plant and equipment                           2             (37)
      Changes in operating assets and liabilities:
        Accounts receivable                                                       (937)           (421)
        Inventories                                                               (768)           (140)
        Other current assets                                                       (18)           (325)
        Accounts payable and accrued liabilities                                (2,072)          1,302
        Accrued interest                                                        (2,043)         (1,990)
        Current taxes on income and other                                        1,640           1,680
        Other assets                                                              (163)            (27)
                                                                               -------          ------
           Net cash flows from operating activities                               (260)          4,102
                                                                               -------          ------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                            (718)           (653)
  Proceeds from the sale of property, plant and equipment                            4              81
                                                                               -------          ------
           Net cash flows from investing activities                               (714)           (572)
                                                                               -------          ------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of debt                                                                  (53)            (57)
  Change in liability for outstanding checks                                      (688)         (1,669)
  Payment for stock registration costs - net                                        --             (53)
  Proceeds from sale of common stock                                                 2              --
  Principal receipts on stockholder notes receivable                                29              --
                                                                               -------          ------

          Net cash flows from financing activities                                (710)         (1,779)
                                                                               -------          ------

NET INCREASE (DECREASE) IN CASH                                                 (1,684)          1,751

CASH AND CASH EQUIVALENTS, Beginning of period                                  11,151           2,024
                                                                               -------          ------

CASH AND CASH EQUIVALENTS, End of Period                                      $  9,467         $ 3,775
                                                                               =======          ======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                                                  $  4,344         $ 4,372
                                                                               =======          ======

    Income taxes                                                              $    348         $   139
                                                                               =======          ======


See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1997 AND 1996
(UNAUDITED)
--------------------------------------------------------------------------------


A.      MANAGEMENT STATEMENTS

        The consolidated financial statements of DATA DOCUMENTS INCORPORATED include the accounts of its wholly-owned subsidiaries Data Documents, Inc. (DDI), PBF Washington, Inc. (PBF) and Cal Emblem Labels, Inc. (Cal Emblem). The summarized financial information of DDI (see Note D) include the accounts of its wholly-owned subsidiaries PBF and Cal Emblem. All significant intercompany transactions and accounts have been eliminated during consolidation.

        The consolidated financial statements of the Company contained herein should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

        The consolidated financial statements are unaudited and reflect all adjustments (consisting of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods.

        Certain reclassifications have been made to the 1996 financial statements to conform to those classifications used in 1997.

B.      INVENTORIES

        Inventories consisted of (in thousands):

                                       MARCH 31,     DECEMBER 31,
                                       ---------     ------------
                                         1997           1996
                                      (UNAUDITED)
        Finished goods                  $29,571        $28,739
        Work in process                   1,108          1,264
        Raw materials                     7,082          7,032
        Supplies and spare parts            986            944
                                        -------        -------

                                        $38,747        $37,979
                                        =======        =======


        Substantially all inventories were valued using the LIFO method. If the FIFO method of inventory accounting had been used, inventories would have been lower than reported by $3,705,000 and $3,500,000 at March 31, 1997 and December 31, 1996, respectively. On a FIFO basis, operating income would have been lower by $205,000 and $1,158,000, respectively, for the three months ended March 31, 1997 and March 31, 1996. The FIFO cost of inventories approximates replacement cost.

C.      COMMITMENTS AND CONTINGENCIES

        The Company is subject to lawsuits and claims which arise out of the normal course of its business. In the opinion of management, the disposition of such claims will not have a material adverse effect on the Company's financial position or results of operations.

D.      SUMMARIZED FINANCIAL INFORMATION

        Following is the summarized financial information of Data Documents, Inc. and subsidiaries in (thousands):

                                       March 31,   December 31,
                                    ---------------------------
                                         1997         1996
                                    (Unaudited)
        Current assets                $  81,526     $  81,487
        Noncurrent assets             $  51,994     $  52 490
        Current liabilities           $  24,736     $  28,042
        Noncurrent liabilities        $  68,272     $  68,259

                                         Three Months Ended
                                    ---------------------------
                                      March 31,       March 31,
                                       1997            1996
                                    (Unaudited)     (Unaudited)
        Net sales                     $  62,583     $  65,040
        Gross Profit                  $  16,856     $  16,319
        Net income                    $   2,805     $   2,555


        Following is the summarized financial information of PBF Washington, Inc. and Cal Emblem Labels, Inc. (wholly owned subsidiaries of Data Documents, Inc.), guarantors of the Senior Notes.


                                      March 31,     December 31,
                                    ----------------------------
                                        1997           1996
                                    (Unaudited)
        Current assets                $ 6,370         $ 6,849
        Noncurrent assets             $ 8,621         $ 8,813
        Current liabilities           $ 6,627         $ 7,474
        Noncurrent liabilities        $   722         $   883


                                          Three Months Ended
                                     March 31,         March 31,
                                    ----------------------------
                                       1997            1996
                                    (Unaudited)      Unaudited)
        Net sales                     $ 8,428         $ 8,642
        Gross Profit                  $ 1,766         $ 1,760
        Net income                    $   337         $   261


E.      RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which established accounting and reporting standards for such transfers. The Company has adopted SFAS No. 125 effective January 1, 1997 as required. The impact on the Company's financial position and results of operations was not material.

        In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share which specifies the computation, presentation and disclosure requirements for earnings per share. The objective of the statement is to simplify the computation of earnings per share. The impact on the Company's earnings per share is not materially different than earnings per share determined in accordance with current guidance. SFAS No. 128 is applicable for fiscal years ending after December 15, 1997.

ITEM 2.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND 1996:
--------------------------------------------------------

NET SALES

Net sales were $62.6 million for the quarter ended March 31, 1997, a decrease of 3.7% from $65.0 million in 1996. Paper price decreases in 1997 over 1996 are estimated to have negatively impacted total sales by approximately 6.1%, most of which related to business forms and supplies. Net sales of business forms, supplies and services decreased 10.4% with decreases of 2.9% in custom forms sales and 29.1% in stock forms sales. These decreases were partially offset by $1.6 million of increased sales from Odyssey Integrated Services(R) customers. Pressure-sensitive label sales increased 7.5% and InteliMail(R) sales increased 5.2% in 1997 as compared to 1996.

GROSS PROFIT

Gross profit was $16.9 million for the quarter ended March 31, 1997, an increase of 3.3% from $16.3 million in 1996. Gross profit in 1997 was favorably impacted by approximately $0.3 million in reduced depreciation expense from fully-depreciated assets. As a percentage of sales, gross profit was 26.9% compared with 25.1% in 1996. Gross profit margins of business forms, supplies and services increased 3.5% for the first quarter of 1997. Pressure-sensitive labels gross profit margins decreased by 0.6% in the first quarter of 1997 primarily as a result of sales mix. InteliMail gross profit margins increased 1.0%, primarily as a result of operating levels from increased sales volume. During the first quarter of 1997, LIFO income of $0.2 million was more than offset by $0.3 million reduction of on-hand standard inventory values. During the comparable quarter of 1996, LIFO income of $1.2 million was offset by a reduction of on-hand standard inventory values of $1.5 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $9.8 million for the quarter ended March 31, 1997, an increase of $0.3 million over 1996. This increase is primarily the result of payroll related costs. These expenses as a percentage of sales were 15.6% in 1997 compared to 14.6% in 1996.


DEBT EXPENSE

The decrease in debt expense of $0.2 million is due to the combination of lower debt in 1997 and interest income from the Company's cash balance.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies primarily upon operating cash flow and borrowings under its revolving credit facilities to finance capital expenditures, increases in working capital and debt service. At March 31, 1997, working capital was $56.8 million, an increase of $3.4 million from the working capital balance as of December 31, 1996. Operating activities used cash of approximately $0.3 million during the quarter ended March 31, 1997. Cash generated by the increased earnings during the quarter was primarily used to pay interest, accounts payable and accrued liabilities. The Company had a net cash outflow of approximately $0.7 million from its investing activities in the quarter ended March 31, 1997, for capital expenditures. The Company estimates that its capital expenditures for fiscal 1997 will be between $6.0 million and $7.0 million.

In connection with the 1995 acquisition of Cal Emblem, the Company issued two five-year term promissory notes in the aggregate principal amount of $2.2 million which accrue interest at the rate of 10% per annum. Principal and interest payments are due in approximately equal installments over five years.

The tax-exempt industrial revenue bonds in the principal amount of $170 thousand bear an annual interest rate of 10.125% and are due on October 1, 1997. Monthly sinking fund payments are required.

In January 1997, DDI entered into a new revolving facility (the "Revolving Credit Facility") that provides for borrowing of up to $20 million. The Revolving Credit Facility is secured by the Company's accounts receivable and the proceeds thereof and, subject to the first lien of the holders of the Senior Notes, by the Company's inventory and proceeds thereof. Outstanding indebtedness under the Revolving Credit Facility is limited to 80% of eligible accounts receivable (subject to reduction by the lender under certain circumstances). The facility will expire in July 1999. Under the terms of the Indenture governing the Senior Notes, the Company is permitted to incur additional revolving credit indebtedness in an amount equal to 85% of its accounts receivable, and based upon accounts receivable balances at March 31, 1997, the Company was permitted to incur approximately $20 million of revolving credit indebtedness. As of March 31, 1997, there was no amount outstanding under the Company's Revolving Credit Facility. The facility restricts certain liens, the payment of dividends on, and redemption of, any class of the capital stock of DDI (all of which is currently owned by Data Documents Incorporated), PBF or Cal Emblem and certain other restricted payments, among other things.

The Company expects to satisfy its obligations under the Senior Notes, the promissory notes issued in connection with the Cal Emblem acquisition and the industrial revenue bonds, as well as future capital expenditures and working capital requirements, with cash flow from operations, and believes that this source will provide sufficient liquidity to enable it to meet its working capital requirements for at least the next 12 months.

PART II.  OTHER INFORMATION
---------------------------

Item 2.   CHANGES IN SECURITIES
          ---------------------

         (a) During the quarter ended March 31, 1997, 320,111 shares of common stock were issued as a result of the exercise of 49,043 Warrants.

         (b) During the quarter ended March 31, 1997, 333 shares of common stock were issued as a result of the exercise of stock options.


Item 6.  EXHIBITS AND REPORTS ON FORM 8-K
         --------------------------------

          (a)  Exhibits
               --------

               Exhibit 11 - Statement Regarding Computation of Per Share
               Earnings

          (b)  Current Reports on Form 8-K
               ---------------------------

               No reports on Form 8-K were filed during the quarter ended March 31, 1997.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                      DATA DOCUMENTS INCORPORATED




Date:   May 13, 1997                   By:  /s/  A. ROBERT THOMAS
                                          -------------------------------------
                                          A. Robert Thomas,
                                          Chief Financial Officer


Date:   May 13, 1997                  By:  /s/  WALTER J. KEARNS
                                          -------------------------------------
                                          Walter J. Kearns,
                                          President and Chief Executive Officer

                                                                     APPENDIX IX

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                                   FORM 10-Q


(Mark One)

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

For the quarter ended June 30, 1997

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

For the transition period from                to
                              ----------------  ----------------

Commission file number:  0-26674

                           DATA DOCUMENTS INCORPORATED
             (Exact name of registrant as specified in its charter)

             DELAWARE                                     47-0714942
   (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                      Identification No.)

                     4205 SOUTH 96TH STREET, OMAHA, NEBRASKA
                    (Address of principal executive offices)

                                      68127
                                   (Zip Code)

                                 (402) 339-0900
              (Registrant's telephone number, including area code)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X    NO
    ------    ------


     The number of shares outstanding of the Registrant's Common Stock, as of June 30, 1997 was 9,687,532 (excluding 269,607 treasury shares).

                           DATA DOCUMENTS INCORPORATED
                                      INDEX


                          PART I. FINANCIAL INFORMATION
                          -----------------------------

                                                                    Page Number
                                                                    -----------
ITEM 1:  FINANCIAL STATEMENTS:


         CONSOLIDATED BALANCE SHEETS -
           At June 30, 1997 and December 31, 1996                          3

         CONSOLIDATED STATEMENTS OF OPERATIONS -
           For the Three and Six Months Ended June 30, 1997 and 1996       4

         CONSOLIDATED STATEMENTS OF CASH FLOWS -
           For the Six Months Ended June 30, 1997 and 1996                 5

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      6 - 8

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS                   9 -11


                          PART II. OTHER INFORMATION
                          --------------------------

ITEM 3:  CHANGES IN SECURITIES                                             12

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS               12

ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K                                12-13

SIGNATURES                                                                 14

PART I - FINANCIAL INFORMATION
ITEM I. - FINANCIAL STATEMENTS

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1997 AND DECEMBER 31, 1996
(COLUMNAR AMOUNTS IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------
                                                                                         JUNE 30,     DECEMBER 31,
                                                                                        --------------------------
                                                                                          1997           1996
                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                             $  13,300      $  11,151
  Accounts receivable, net of allowance of $475,000 and $311,000                           34,152         31,459
  Inventories (Note B)                                                                     38,183         37,979
  Other current assets                                                                      1,962            898
                                                                                        ---------      ---------
           Total Current Assets                                                            87,597         81,487

PROPERTY, PLANT AND EQUIPMENT                                                              37,623         37,328
GOODWILL, net of accumulated amortization of $2,897,000 and $2,689,000                      9,531          9,837
DEFERRED FINANCING COSTS AND OTHER ASSETS                                                   5,402          5,325
                                                                                        ---------      ---------

                                                                                        $ 140,153      $ 133,977
                                                                                        =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                                              $  19,824      $  18,566
  Accrued compensation                                                                      3,166          3,453
  Accrued interest payable                                                                  4,134          4,072
  Current maturities of long-term obligations                                                 947            934
  Current and deferred income taxes                                                           415          1,017
                                                                                        ---------      ---------
           Total Current Liabilities                                                       28,486         28,042

POST-RETIREMENT BENEFITS                                                                    1,897          1,881
LONG-TERM OBLIGATIONS, net of current maturities                                           63,952         63,965
DEFERRED INCOME TAXES                                                                       2,489          2,413

COMMITMENTS AND CONTINGENCIES (Note C)

COMMON STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued                 --             --
  Common stock, $0.001 par value; 15,000,000 shares authorized; 9,957,139 and
  9,564,831 shares issued; 9,687,532 and 9,295,224 shares outstanding, respectively            10             10
  Additional paid-in capital                                                               32,022         32,020
  Retained earnings                                                                        11,503          5,881
  Stockholder notes receivable                                                               (206)          (235)
  Treasury stock, 269,607 shares acquired at no cost                                           --             --
                                                                                        ---------      ---------
           Total Common Stockholders' Equity                                               43,329         37,676
                                                                                        ---------      ---------

                                                                                        $ 140,153      $ 133,977
                                                                                        =========      =========



See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(COLUMNAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

--------------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            JUNE 30,                         JUNE 30,
                                                 ----------------------------      ---------------------------
                                                    1997             1996             1997             1996
                                                          (UNAUDITED)                       (UNAUDITED)
NET SALES                                        $    63,811      $    59,638      $   126,394     $   124,678

COST OF GOODS SOLD                                    47,611           43,521           93,338          92,242
                                                 -----------      -----------      -----------     -----------

           Gross Profit                               16,200           16,117           33,056          32,436

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           9,224            9,303           19,009          18,802
                                                 -----------      -----------      -----------     -----------

           Operating Income                            6,976            6,814           14,047          13,634

DEBT EXPENSE, including amortization of
  $198,000, $207,000, $399,000 and $415,000            2,254            2,440            4,607           4,960
                                                 -----------      -----------      -----------     -----------

INCOME BEFORE INCOME TAXES                             4,722            4,374            9,440           8,674

INCOME TAX EXPENSE                                     1,905            1,775            3,818           3,520
                                                 -----------      -----------      -----------     -----------
INCOME BEFORE EXTRAORDINARY ITEM                       2,817            2,599            5,622           5,154

EXTRAORDINARY ITEM, net of tax (Note D)                    -              (54)               -             (54)
                                                 -----------      -----------      -----------     -----------

NET INCOME                                       $     2,817      $     2,545      $     5,622     $     5,100
                                                 ===========      ===========      ===========     ===========
EARNINGS PER COMMON SHARE:
  Primary:
    Income before extraordinary item             $      0.28      $      0.26      $      0.56     $      0.52
    Extraordinary item                                     -            (0.01)               -           (0.01)
                                                 -----------      -----------      -----------     -----------
      Net Income                                 $      0.28      $      0.25      $      0.56     $      0.51
                                                 ===========      ===========      ===========     ===========
WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING:
    Primary                                        9,951,967        9,960,398        9,954,979       9,932,331
                                                 ===========      ===========      ===========     ===========


See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(COLUMNAR AMOUNTS IN THOUSANDS)
-------------------------------------------------------------------------------------------------------
                                                                                   SIX MONTHS ENDED
                                                                                        JUNE 30,
                                                                                 ----------------------
                                                                                   1997           1996
                                                                               (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                     $  5,622      $  5,100
  Adjustments to reconcile net income to net cash from operating activities:
      Depreciation                                                                  1,941         2,172
      Amortization of intangibles                                                     783           715
      Extraordinary item                                                               --            37
      Provision for deferred income taxes                                              26          (265)
      Gain on sale of property, plant and equipment                                   (14)          (58)
      Changes in operating assets and liabilities:
        Accounts receivable                                                        (2,693)          574
        Inventories                                                                  (204)          950
        Other current assets                                                         (984)          (59)
        Accounts payable and accrued liabilities                                      606          (429)
        Accrued interest                                                               62            87
        Current taxes on income and other                                            (534)          639
        Other assets                                                                 (550)          276
                                                                                 --------      --------
           Net cash flows from operating activities                                 4,061         9,739
                                                                                 --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                             (2,247)       (1,031)
  Proceeds from the sale of property, plant and equipment                              25           111
                                                                                 --------      --------
           Net cash flows from investing activities                                (2,222)         (920)
                                                                                 --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of debt                                                                    (102)         (621)
  Change in liability for outstanding checks                                          381        (2,586)
  Payments for stock registration costs                                                --          (127)
  Proceeds from exchange of stock options and warrants                                  2            --
  Principal receipts on stockholder notes receivable                                   29            --
                                                                                 --------      --------
          Net cash flows from financing activities                                    310        (3,334)
                                                                                 --------      --------

NET INCREASE IN CASH                                                                2,149         5,485

CASH AND CASH EQUIVALENTS, Beginning of period                                     11,151         2,024
                                                                                 --------      --------

CASH AND CASH EQUIVALENTS, End of period                                         $ 13,300      $  7,509
                                                                                 ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                                                     $  4,452      $  4,553
                                                                                 ========      ========

    Income taxes                                                                 $  4,330      $  3,065
                                                                                 ========      ========

See Notes to Consolidated Financial Statements.

DATA DOCUMENTS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1997 AND 1996
(UNAUDITED)
--------------------------------------------------------------------------------

A.      MANAGEMENT STATEMENTS

        The consolidated financial statements of DATA DOCUMENTS INCORPORATED include the accounts of its wholly-owned subsidiaries Data Documents, Inc. (DDI), PBF Washington, Inc. (PBF) and Cal Emblem Labels, Inc. (Cal Emblem). The summarized financial information of DDI (see Note E) include the accounts of its wholly-owned subsidiaries PBF and Cal Emblem. All significant intercompany transactions and accounts have been eliminated during consolidation.

        The consolidated financial statements of the Company contained herein should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

        The consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the six months ended June 30, 1997 are not necessarily indicative of the results for the year ending December 31, 1997.

        Certain reclassifications have been made to the 1996 financial statements to conform to those classifications used in 1997.

B.      INVENTORIES

        Inventories consisted of (in thousands):

                                                        JUNE 30,      DECEMBER 31,
                                                       ---------------------------
                                                         1997              1996
                                                      (UNAUDITED)
         Finished goods                                $28,891           $28,739
         Work in process                                 1,181             1,264
         Raw materials                                   7,126             7,032
         Supplies and spare parts                          985               944
                                                       -------           -------
                                                       $38,183           $37,979
                                                       =======           =======

        Substantially all inventories were valued using the LIFO method. If the FIFO method of inventory accounting had been used, inventories would have been lower than reported by $3,786,000 and $3,500,000 at June 30, 1997 and December 31, 1996, respectively. On a FIFO basis, operating income would have been higher (lower) by ($81,000) and $16,000, respectively, for the three months ended June 30, 1997 and June 30, 1996, and ($286,000) and ($1,142,000) for the six months ended June 30, 1997 and June 30, 1996. The FIFO cost of inventories approximates replacement cost.

C.      COMMITMENTS AND CONTINGENCIES

        The Company is subject to lawsuits and claims which arise out of the normal course of its business. In the opinion of management, the disposition of such claims will not have a material adverse effect on the Company's financial position or results of operations.

D.      EXTRAORDINARY ITEM

        In June 1996, the Company incurred an extraordinary charge of $54,000, net of income tax benefit of $34,000, for the write-off of unamortized deferred financing costs, unamortized original issue discount, and certain premium on reacquisition associated with the repurchase of $500,000 of Senior Notes.

E.      SUMMARIZED FINANCIAL INFORMATION

        Following is the summarized financial information of DDI and its subsidiaries (in thousands):

                                               JUNE 30,         DECEMBER 31,
                                            --------------------------------
                                               1997                 1996
                                            (UNAUDITED)
        Current assets                        $87,597            $81,487
        Noncurrent assets                     $52,556            $52,490
        Current liabilities                   $28,486            $28,042
        Noncurrent liabilities                $68,338            $68,259

                                     THREE MONTHS ENDED                      SIX MONTHS ENDED
                                          JUNE 30,                               JUNE 30,
                                   -----------------------                -----------------------
                                     1997           1996                    1997            1996
                                         (UNAUDITED)                             (UNAUDITED)
        Net sales                  $ 63,811       $ 59,638                $126,394       $124,678
        Gross profit               $ 16,200       $ 16,117                $ 33,056       $ 32,436
        Net income                 $  2,817       $  2,545                $  5,622       $  5,100

        Following is the summarized financial information of PBF and Cal Emblem (wholly-owned subsidiaries of DDI), which are guarantors of the Senior Notes.

                                                 JUNE 30,        DECEMBER 31,
                                            -----------------------------------
                                                  1997                1996
                                               (UNAUDITED)
        Current assets                           $7,155             $6,849
        Noncurrent assets                        $8,889             $8,813
        Current liabilities                      $7,461             $7,474
        Noncurrent liabilities                   $  675             $  883

                                       THREE MONTHS ENDED                  SIX MONTHS ENDED
                                            JUNE 30,                           JUNE 30,
                                    ----------------------              ----------------------
                                      1997           1996                1997           1996
                                          (UNAUDITED)                        (UNAUDITED)
        Net sales                   $ 8,317        $ 8,038              $16,745        $16,680
        Gross profit                $ 1,607        $ 1,488              $ 3,373        $ 3,248
        Net income                  $   266        $   126              $   603        $   387

F.      RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which established accounting and reporting standards for such transfers. The Company has adopted SFAS No. 125 effective January 1, 1997 as required. The impact on the Company's financial position and results of operations was not material.

        In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 is applicable for fiscal years ending after December 15, 1997. The objective of the statement is to simplify the computation of earnings per share and replaces primary and fully diluted earnings per share, as disclosed under certain pronouncements, with basic and diluted earnings per share. Pro forma basis earnings per share for the three months and six months ended June 30, 1997 and 1996 are $0.29, $0.26, $0.57 and $0.51, respectively. Pro forma diluted earnings per share for the three months and six months ended June 30, 1997 and 1996 are $0.28, $0.25, $0.56 and $0.51, respectively.

        In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which established presentation of financial data based on the "management approach". SFAS No. 131 is applicable for fiscal years beginning after December 15, 1997. The Company is currently in the process of reviewing this new presentation requirement.

G.      SUBSEQUENT EVENT

        In July 1997, the Company acquired Moore Labels, Inc. (Moore Labels) of Wichita, Kansas, a privately held supplier of pressure-sensitive labels used in the pharmaceutical, food, plastics and miscellaneous manufacturing industries. This acquisition was not material to the Company.

     ITEM 2.

                     MANAGEMENTS' DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
COMPARISON OF THREE MONTHS ENDED JUNE 30, 1997 AND 1996:
-------------------------------------------------------

NET SALES

Net sales were $63.8 million for the quarter ended June 30, 1997, an increase of 7.0% from $59.6 million in 1996. Paper price decreases in 1997 over 1996 are estimated to have negatively impacted total sales by approximately 2.7%, most of which related to business forms and supplies. Net sales of business forms, supplies and services decreased 0.5% with an increase of 8.3% in custom forms sales and a decrease of 22.9% in stock forms sales. Pressure-sensitive label sales increased 13.8% and InteliMail(R) sales increased 37.1% due to the addition of new customers.

GROSS PROFIT

Gross profit was $16.2 million for the quarter ended June 30, 1997, an increase of $0.1 million, or 0.5% from $16.1 million in 1996. As a percentage of sales, gross profit was 25.4% compared with 27.0% in 1996. Gross profit margin dollars of business forms, supplies and services decreased 8.4% for the second quarter of 1997 as a result of competitive pressures and lower margins on products purchased from third party vendors. Pressure-sensitive label gross profit margin dollars increased 13.0% in the second quarter of 1997 primarily as a result of higher sales. InteliMail gross profit margin dollars increased 29.1%, primarily as a result of operating levels from increased sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $9.2 million for the quarter ended June 30, 1997, a decrease of $0.1 million over 1996. The decrease in expenses resulted from cost reduction efforts. These expenses decreased as a percentage of sales to 14.4% from 15.6% in 1996, as a result of the increased sales on slightly lower operating expenses.

DEBT EXPENSE

The decrease in debt expense of $0.2 million is due to the combination of lower debt in 1997 and interest income generated from the Company's cash balance.

EXTRAORDINARY EXPENSE

In June 1996, the Company repurchased $500,000 of the Senior Notes at a price of $110. The premium along with the related unamortized debt issuance cost and issuance discount resulted in a charge of $54,000, net of income tax benefit of $34,000.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1996:
-----------------------------------------------------

NET SALES

Net sales were $126.4 million for the six months ended June 30, 1997, an increase of 1.4% from $124.7 million in 1996. Paper price decreases in 1997 over 1996 are estimated to have negatively impacted total sales by approximately 4.4%, most of which related to business forms and supplies. Net sales of business forms, supplies and services decreased 5.8% with an increase of 2.4% in custom forms sales and a decrease of 26.2% in stock forms sales. Pressure-sensitive label sales increased 10.6% and InteliMail sales increased 20.0% due to the addition of new customers and growth from existing customers.

GROSS PROFIT

Gross profit was $33.0 million for the six months ended June 30, 1997, an increase of $0.6 million, or 1.9% from $32.4 million in 1996. As a percentage of sales, gross profit was 26.2% compared with 26.0% in 1996. Gross profit margin dollars of business forms, supplies and services decreased 2.9% for the first six months of 1997 as a result of competitive pressures and lower margins on products purchased from third party vendors. Pressure-sensitive label gross profit margin dollars increased 8.0% in the first six months of 1997 on more sales volume. InteliMail gross profit margin dollars increased 17.7%, primarily as a result of operating levels from increased sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $19.0 million for the six months ended June 30, 1997, an increase of $0.2 million over 1996. These expenses as a percentage of sales were 15.0% from 15.1% in 1996, as a result of increased sales on slightly higher operating expenses.

DEBT EXPENSE

The decrease in debt expense of $0.4 million is due to the combination of lower debt in 1997 and interest income generated from the Company's cash balance.

EXTRAORDINARY EXPENSE

In June 1996, the Company repurchased $500,000 of the Senior Notes at a price of $110. The premium along with the related unamortized debt issuance cost and issuance discount resulted in a charge of $54,000, net of income tax benefit of $34,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies primarily upon operating cash flow and borrowings under its revolving credit facilities to finance capital expenditures, increases in working capital and debt service. At June 30, 1997, working capital was $59.1 million, an increase of $5.7 million from the working capital balance as of December 31, 1996. Operating activities generated cash of approximately $4.1 million during the six months ended June 30, 1997. Cash provided by operations during the first six months of 1997 was the result of increased earnings. The Company had a net cash outflow of approximately $2.2 million from its investing activities during the six months ended June 30, 1997, for capital expenditures. The Company estimates that its capital expenditures for fiscal 1997 will be between $6.0 million and $7.0 million.

In connection with the 1995 acquisition of Cal Emblem, the Company issued two five-year term promissory notes in the aggregate principal amount of $2.2 million which accrue interest at the rate of 10% per annum. Principal and interest payments are due in approximately equal installments over five years.

The tax-exempt industrial revenue bonds in the principal amount of $170 thousand bear an annual interest rate of 10.125% and are due on October 1, 1997. Monthly sinking fund payments are required.

In January 1997, DDI entered into a new revolving facility (the "Revolving Credit Facility") that provides for borrowing of up to $20 million. The Revolving Credit Facility is secured by the Company's accounts receivable and the proceeds thereof and, subject to the first lien of the holders of the Senior Notes, by the Company's inventory and proceeds thereof. Outstanding indebtedness under the Revolving Credit Facility is limited to 80% of eligible accounts receivable (subject to reduction by the lender under certain circumstances). The facility will expire in July 1999. Under the terms of the Indenture governing the Senior Notes, the Company is permitted to incur additional revolving credit indebtedness in an amount equal to 85% of its accounts receivable, and based upon accounts receivable balances at June 30, 1997, the Company was permitted to incur approximately $20 million of revolving credit indebtedness. As of June 30, 1997, there was no amount outstanding under the Company's Revolving Credit Facility. The facility restricts certain liens, the payment of dividends on, and redemption of, any class of the capital stock of DDI (all of which is currently owned by Data Documents Incorporated), PBF or Cal Emblem and certain other restricted payments, among other things.

In connection with the acquisition of Moore Labels, the aggregate consideration for the transfer of the capital stock of Moore Labels was approximately $13.6 million. The consideration paid was a combination of: (a) $11.6 million on the Closing Date, and (b) $2.0 million in cash deposited in an escrow account to be paid to the Shareholders over three years. The cash portion of the purchase was supplied by excess cash and the use of approximately $5.0 million of the Revolving Credit Facility.

The Company expects to satisfy its obligations under the Senior Notes, the promissory notes issued in connection with the Cal Emblem acquisition and the industrial revenue bonds, as well as future capital expenditures and working capital requirements, with cash flow from operations, and believes that this source will provide sufficient liquidity to enable it to meet its working capital requirements for at least the next 12 months.

PART II. OTHER INFORMATION
--------------------------

Item 2. CHANGES IN SECURITIES
        ---------------------

        (a) During the quarter ended June 30, 1997, 71,031 shares of common stock were issued as a result of the exercise of 6,287 Warrants.

        (b) During the quarter ended June 30, 1997, 833 shares of common stock were issued as a result of the exercise of stock options.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
        ---------------------------------------------------

On May 8, 1997 at the Annual Meeting of Stockholders, all nominees were re-elected to the Board of Directors as follows:

                                                Total Votes For     Total Vote Against
                                                 Each Director         Each Director
                                                 -------------         -------------
Walter J. Kearns                                   7,517,594               5,140
Joseph C. Addison                                  7,517,594               5,140
Thomas W. Blumenthal                               7,517,594               5,140
Robert W. Cruickshank                              7,517,594               5,140


The second item of business conducted at the meeting was, as described in the Proxy Statement dated April 7, 1997, the ratification of the selection of Deloitte & Touche LLP as the independent public accountants of the Company during 1997. The ratification was approved based on the votes set forth below:


          Number of Votes For             Number of Votes Against         Number of Votes Abstained
          -------------------             -----------------------         -------------------------
               7,508,856                           2,873                            11,005



Item 6. EXHIBITS AND REPORTS ON FORM 8-K
        --------------------------------

        (a)     Exhibits
                --------

                Exhibit 11 - Statement Regarding Computation of Per Share
                Earnings

        (b)     Current Reports on Form 8-K
                ---------------------------

                No reports on Form 8-K were filed during the quarter ended June 30, 1997.

                          DATA DOCUMENTS INCORPORATED


                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                            DATA DOCUMENTS INCORPORATED



                                                /s/ A. Robert Thomas
                                           -----------------------------------
                                                 A. Robert Thomas
                                                 Chief Financial Officer





                                                /s/ Walter J. Kearns
                                           -----------------------------------
                                                 Walter J. Kearns
                                          President and Chief Executive Officer

                                                                      APPENDIX X

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                          ---------------------------

                                   FORM 8-K

                                CURRENT REPORT
                    PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)       July 31, 1997
                                                --------------------------------

                          Data Documents Incorporated
--------------------------------------------------------------------------------
              (Exact name of registrant as specified in charter)

       Delaware                 33-82700                  47-0714942
--------------------------------------------------------------------------------
    (State or other         (Commission file   (IRS employer identification no.)
     jurisdiction of           number)
     incorporation)

4205 South 96th Street, Omaha, Nebraska                    68127
--------------------------------------------------------------------------------
(Address of principal executive offices)                 (Zip code)


Registrant's telephone number, including area code     (402) 339-0900
                                                   -----------------------------

                                      N/A
--------------------------------------------------------------------------------
         (Former name or former address, if changed since last report)

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS.

        Data Documents, Inc. ("DDI"), a Nebraska corporation and a wholly owned subsidiary of Data Documents Incorporated (the "Company"), previously entered into (i) a Stock Purchase Agreement dated as of July 11, 1997 (the "Stock Purchase Agreement") by and among DDI, Christopher C. Moore ("Chris Moore"), Melody J. Moore ("Melody Moore"), The Chris and Melody Moore Charitable Remainder Unitrust (the "Trust" and, collectively, with Chris Moore and Melody Moore, the "Shareholders") and Moore Labels, Inc., a Kansas corporation ("Moore Labels"); and (ii) a LLC Interest Purchase Agreement dated July 11, 1997 (the "LLC Interest Purchase Agreement") by and among DDI, Moore Labels, Chris Moore, Melody Moore and Norman A. Moeder ("Norman Moeder" and, collectively, with Chris Moore and Melody Moore, the "Interestholders"). Pursuant to the Stock Purchase Agreement, DDI agreed to acquire all of the issued and outstanding capital stock of Moore Labels from the Shareholders. Pursuant to the LLC Interest Purchase Agreement, DDI agreed to acquire one percent (1%) and Moore Labels agreed to acquire ninety-nine percent (99%) of the interests of Labelit Land Company, LLC, a Kansas limited liability company (the "LLC"), from the Interestholders. On July 31, 1997, each of the acquisitions was consummated. The description of the Stock Purchase Agreement and the LLC Interest Purchase Agreement set forth herein is qualified in its entirety by reference to the full text of the Stock Purchase Agreement and LLC Interest Agreement, respectively, which are attached hereto as Exhibits 2.1 and 2.2, respectively.

        The aggregate consideration for the transfer of the capital stock of Moore Labels and the interests of the LLC was approximately $13.6 million. The consideration paid was a combination of: (a) $11.6 million in cash on the Closing Date, and (b) $2.0 million in cash deposited in an escrow account to be paid to the Shareholders over three years. The cash portion of the purchase was supplied by excess cash and the use of approximately $5.0 million under DDI's existing revolving credit facility with First Bank National Association.

        In connection with the Stock Purchase Agreement and the LLC Interest Purchase Agreement, Moore Labels entered into three-year employment and non-competition agreements with each of Chris Moore, Melody Moore and Norman Moeder.

        Moore Labels produces pressure-sensitive labels primarily for the pharmaceutical, food, plastics and miscellaneous manufacturing industries and operates a manufacturing facility (the "Manufacturing Facility") located in Wichita, Kansas, which it leases from the LLC.

        The LLC's sole purpose is that of a holding company for the land (the "Land") on which the Manufacturing Facility is located. The construction of the Manufacturing Facility was financed through the issuance of Industrial Revenue Bonds (the "Bonds") by Sedgwick County, Kansas ("Sedgwick County") in December, 1994. Moore Labels and the LLC have guaranteed the repayment of the Bonds. The LLC leases the Manufacturing Facility from Sedgwick County, with the rental payments going towards the repayment of the Bonds. The LLC has an option to purchase the Manufacturing Facility upon the repayment of all of the Bonds for a nominal purchase price.

        Upon the consummation of the transaction, Moore Labels became a wholly-owned subsidiary of DDI and the LLC became 99% owned by Moore Labels and 1% owned by DDI. The Company and DDI presently intend to conduct the business of Moore Labels in a manner substantially unchanged from the conduct of such business prior to its acquisition by DDI, except that it is proposed that the LLC will be merged into Moore Labels with Moore Labels being the survivor. The consolidation of the LLC and Moore Labels is subject to the consent of Union National Bank of Wichita, the trustee with respect to the Bonds.

        Prior to the transactions discussed herein, there were no material relationships between the Shareholders or the Interestholders and DDI or the Company, or any of their respective affiliates, any director or officer of DDI or the Company, or any associate of any such director or officer. In addition, prior to the transactions discussed herein, there were no material relationships between Moore Labels or the LLC and DDI or the Company, or any of their respective affiliates, any director or officer of DDI or the Company, or any associate of any such director or officer.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

        (a)    Financial Statements of Businesses Acquired:

               Not required.

        (b)    Pro Forma Financial Information:

               Not required.

        (c)    Exhibits:

               2.1 Stock Purchase Agreement dated as of July 11, 1997 by and among Data Documents, Inc., Christopher C. Moore, Melody
                      J. Moore, The Chris and Melody Moore Charitable Remainder Unitrust and Moore Labels, Inc.

               2.2 LLC Interest Purchase Agreement dated July 11, 1997 by and among Data Documents, Inc., Moore Labels, Inc., Christopher C. Moore, Melody J. Moore and Norman A. Moeder.

               99.1 Press Release dated July 14, 1997 issued by the Company regarding the transactions.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            DATA DOCUMENTS INCORPORATED



Date: August 14, 1997                       By:    /s/ A. Robert Thomas
                                                -------------------------------
                                                A. Robert Thomas,
                                                Chief Financial Officer

                                                                     APPENDIX XI

                          DATA DOCUMENTS INCORPORATED
                            4205 SOUTH 96TH STREET
                            OMAHA, NEBRASKA  68127

                                ---------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                                  MAY 8, 1997

                                ---------------

To The Stockholders of
Data Documents Incorporated:

         NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Data Documents Incorporated, a Delaware corporation (the "Company"), will be held at the Company's principal offices, on Thursday, May 8, 1997, at 10:00 a.m., local time, for the purposes of considering and acting upon the following:

         1. The election of four directors, to hold office until the 1998 Annual Meeting of Stockholders and thereafter until their successors are elected and qualified.

         2. The ratification of the selection of Deloitte & Touche LLP as the independent public accountants of the Company during 1997.

         3. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

         Only stockholders of record at the close of business on April 3, 1997 will be entitled to notice of and to vote at the meeting and any adjournments thereof.


                                         By Order of the Board of Directors,



                                         A. ROBERT THOMAS
                                         Secretary
Dated:  April 7, 1997

PLEASE MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                          DATA DOCUMENTS INCORPORATED
                            4205 SOUTH 96TH STREET
                             OMAHA, NEBRASKA 68127
                                                              April 7, 1997
                                ---------------

                                PROXY STATEMENT
                        ANNUAL MEETING OF STOCKHOLDERS
                                  MAY 8, 1997

                                ---------------

                            SOLICITATION OF PROXIES

         This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Data Documents Incorporated, a Delaware corporation (or the "Company"), for use at the Annual Meeting of Stockholders of the Company (the "Meeting") to be held at the Company's principal offices, 4205 South 96th Street, Omaha, Nebraska on May 8, 1997 at 10:00 a.m., Central Time, and all adjournments and postponements thereof. This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on or about April 7, 1997.

         The cost of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, Proxy Statement and form of proxy and the solicitation of proxies will be paid by the Company. Proxies may be solicited by directors, officers and other regular employees of the Company, none of whom will receive any additional compensation for such solicitation. Proxies may be solicited in person or by telephone. The Company will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

                                    VOTING

         The close of business on April 3, 1997 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting. On that date, there were outstanding 9,615,668 shares of the Company's Common Stock, $.001 par value ("Common Stock"). A majority of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum at the Meeting. Each share of Common Stock is entitled to one vote on any matter that may be presented for consideration and action by the stockholders at the meeting. In all matters other than the election of directors, the affirmative vote of the majority of shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter will be the act of stockholders. Directors will be elected by a plurality of the votes of the shares of Common Stock present in person or represented by proxy and entitled to vote on the election of directors. Abstentions will be treated as the equivalent of a negative vote for the purpose of determining whether a proposal has been adopted and will have no effect for the purpose of determining whether a director has been elected. If a broker indicates on the proxy that such broker does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be treated as present for purposes of determining the existence of a quorum but will not be considered as present and entitled to vote with respect to that matter.

         Proxies will be voted in accordance with the instructions thereon. In the absence of such instructions, proxies will be voted for management's nominees for election as directors. As of the date hereof, the Board of Directors of the Company was not aware of any matters which would be presented for action at the Meeting other than those specifically identified in the Notice of Meeting accompanying this Proxy Statement. However, should any other matters come before the meeting, proxies will be voted in the discretion of the persons named as proxies thereon as to any other business that may properly come before the Meeting or any adjournment thereof.

         Any stockholder has the power to revoke his or her proxy at any time before it is voted at the Meeting by submitting written notice of revocation to the Secretary of the Company, or by filing a duly executed proxy bearing a later date. A proxy will not be voted if the stockholder who executed it is present at the Meeting and elects to vote the shares represented thereby in person.

                             ELECTION OF DIRECTORS

         The directors of the Company are elected annually. The authorized number of directors was reduced from five to four directors upon the retirement during 1996 of Mark R. Allison from the Board of Directors. However, the Board of Directors intends to increase the authorized number of directors to appoint an independent director sometime in the future. The term of office of all present directors expires on the date of the Meeting, at which the four directors are to be elected to serve for the ensuing year and until their successors are elected and qualified. The nominees of management for election as directors (all of whom are presently directors) are set forth below along with certain information regarding these nominees. Should any nominees become unavailable to serve as a director or should any vacancy occur before the election (which events are not anticipated), the proxies may be voted for a substitute nominee selected by the Board of Directors or the authorized number of directors may be reduced. If for any reason the authorized number of directors is reduced, the proxies will be voted, in the absence of instructions to the contrary, for the election of the remaining nominees named in this Proxy Statement. To the best of the Company's knowledge, all nominees are and will be available to serve.

          NAME                           PRINCIPAL OCCUPATION
          ----                           --------------------
          Walter J. Kearns               Chairman of the Board, President and
                                         Chief Executive Officer of the Company

          Joseph C. Addison              Retired Vice President, Finance, Chief Financial
                                         Officer, Secretary and Treasurer of the Company

          Thomas W. Blumenthal           Vice President of The Baupost Group, Inc., a
                                         private investment firm

          Robert W. Cruickshank          President of R. W. Cruickshank & Company, an
                                         investment firm providing consulting services

                                  MANAGEMENT

      The directors and executive officers of the Company are as follows:

                                                           YEARS OF
                                                           COMPANY
                             NAME                AGE       SERVICE                         POSITION
                ----------------------------     ---       --------     ------------------------------------------
                Walter J. Kearns  . . . . .       59          13        Chairman of the Board, President and Chief
                                                                        Executive Officer
                A. Robert Thomas  . . . . .       53          --        Chief Financial Officer, General Manager,
                                                                        Business Forms, Supplies and Services,
                                                                        Secretary and Treasurer
                Morris W. Caudle  . . . . .       54          10        Vice President, General Sales Manager
                Jeffrey R. Holton . . . . .       46          4         Vice President, General Manager,
                                                                        InteliMail(R)
                Allyn D. Plejdrup . . . . .       61          21        Vice President, General Manager, Label Group
                William R. Rinehart . . . .       60          20        Vice President, Manufacturing
                Joseph C. Addison . . . . .       64          23        Director
                Thomas W. Blumenthal  . . .       38          --        Director
                Robert W. Cruickshank . . .       51          --        Director

         Walter J. Kearns has served as President and Chief Executive Officer of the Company's principal subsidiary, Data Documents, Inc., a Nebraska corporation ("DDI"), since 1984 and he assumed such offices for the Company in 1988 upon the formation of the Company and the acquisition of DDI from Pitney Bowes, Inc. (the "1988 Management Acquisition"). Previously, he was employed by Burroughs Corporation for over 20 years, last serving as Vice President and General Manager, Business Forms Division. Mr. Kearns has been a director of DDI and the Company since the 1988 Management Acquisition.

         A. Robert Thomas joined DDI in November 1996 as Senior Vice President, Finance and General Manager, Business Forms, Supplies and Services. In March 1997, Mr. Thomas also assumed the positions of Chief Financial Officer, Secretary and Treasurer. Prior to joining DDI, Mr. Thomas served as the Chief Operating Officer of Oriental Trading Company, Inc. from 1989 to 1996. Prior to 1989, Mr. Thomas was with Arthur Andersen & Co. for more than 20 years.

         Morris W. Caudle joined DDI in January 1987 as Vice President, Sales (Eastern Region). He assumed such office for the Company upon the 1988 Management Acquisition. In October 1989, Mr. Caudle became Vice President, General Sales Manager.

         Jeffrey R. Holton is Vice President and General Manager,
InteliMail(R). Mr. Holton joined the Company in August 1993 after a 21-year career in the direct mail industry with the Communicolor Division of The Standard Register Company in Ohio.

         Allyn D. Plejdrup joined DDI in 1976 as Director of Marketing of the Label division and was promoted in that year to Division Manager. He assumed that position for the Company upon the 1988 Management Acquisition. In February 1988, Mr. Plejdrup became Vice President, General Manager, Data Label. In September 1995 and in connection with the acquisition of Cal Emblem Labels, Inc., Mr. Plejdrup became Vice President, General Manager, Label Group.

         William R. Rinehart joined DDI in 1977 as Plant Manager of the Dallas Plant. He has served as Plant Manager, Dallas Forms; Division Manager, Dallas; and since 1986, Vice President, Manufacturing for DDI. He assumed that position for the Company upon the 1988 Management Acquisition.

         Joseph C. Addison joined DDI in 1974 and served as Vice President, Finance, Chief Financial Officer, Secretary and Treasurer and as a Director upon the 1988 Management Acquisition until his retirement in February 1997. Prior to holding such positions, Mr. Addison served successively as Director, Management Information and Treasurer.

         Thomas W. Blumenthal became a director of DDI and the Company upon the 1988 Management Acquisition. Mr. Blumenthal is currently a Vice President of The Baupost Group, Inc. From 1984 until 1993, Mr. Blumenthal was associated with Dean Witter Reynolds Inc. in various capacities where he became a Managing Director in 1989. Mr. Blumenthal is also a director of Richey Electronics, Inc.

         Robert W. Cruickshank has been a director of the Company since 1992 and DDI since December 1994. Mr. Cruickshank operates an investment firm providing consulting services ranging from investment policy to supervision of private companies. Mr. Cruickshank is a director of Calgon Carbon Inc., Friedman's Inc. and New Canaan Bank and Trust.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company maintains an Audit Committee, a Compensation Committee and a Stock Option Committee.

         The Audit Committee held two meetings in 1996. The Audit Committee is comprised of Messrs. Blumenthal and Cruickshank. The Audit Committee is charged with establishing the scope of the Company's audit procedures, negotiating with and retaining the Company's independent auditors, reviewing and presenting to the board for approval the audit reports rendered to the Audit Committee and initiating any other such audit procedures which it may deem necessary or advisable with respect to the financial control of the Company's operations.

         The Compensation Committee held two meetings in 1996. The Compensation Committee is comprised of Messrs. Blumenthal and Cruickshank. The Compensation Committee establishes the general compensation policies of the Company and establishes the specific compensation programs utilized by the Company with respect to the executive officers of the Company.

         The Stock Option Committee is comprised of Messrs. Blumenthal and Cruickshank. The Stock Option Committee held three meetings in 1996. The Stock Option Committee has oversight responsibility for administering the Company's 1995 Employee Stock Incentive Plan.

         In 1996, the Board of Directors held four meetings. Each director attended at least 75 percent of the meetings of the Board of Directors and the committees of the Board on which he served in 1996.

                      SECTION 16(A) BENEFICIAL OWNERSHIP
                             REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and persons who own more than 10% of any equity security of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish copies of these reports to the Company. Based solely on a review of the copies of the forms that the Company received, the Company believes that Forms 4 were not timely filed by (i) Messrs. Blumenthal and Cruickshank and Mark R. Allison, a former director, to report options granted in May 1996; (ii) Mr. Caudle to report three donative transfers that occurred in December 1995 and one sale that occurred in August 1996; (iii) Mr. Holton to report options granted in October 1996; (iv) Mr. Kearns to report shares purchased by his wife in October 1995; and (v) Mr. Rinehart to report two donative transfers and three sales by each of Mr. Rinehart and his wife. These transactions were subsequently reported on Forms 4 or 5, thereby correcting the oversight.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth, for the three most recent fiscal years, the cash compensation for services in all capacities to the Company of those persons who were, as of December 31, 1996, the Company's Chief Executive Officer, and the four other most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the last fiscal year (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                                                               COMPENSA-
                                                                ANNUAL COMPENSATION               TION
                                                        -----------------------------------    ----------
                                                                                  ALL OTHER    SECURITIES
                                                                                  COMPENSA-    UNDERLYING
    NAME AND PRINCIPAL POSITION                   YEAR   SALARY       BONUS(1)     TION(2)      OPTIONS
-----------------------------------------------   ----  --------     ---------   ----------    ----------
 Walter J. Kearns  . . . . . . . . . . . . .      1996  $245,100     $229,400       1,350            --
   Chairman, President and Chief                  1995   234,500      320,500       1,350        12,000
   Executive Officer                              1994   227,700      200,400       1,350            --

 William R. Rinehart . . . . . . . . . . . .      1996   137,900       52,300       1,692            --
   Vice President, Manufacturing                  1995   131,925       63,500       1,085         5,000
                                                  1994   126,442       54,200       1,085            --

 Morris W. Caudle  . . . . . . . . . . . . .      1996   147,033       50,000         576            --
   Vice President, General Sales                  1995   140,717       76,200         576         5,000
   Manager                                        1994   135,725       52,500         576            --

 Joseph C. Addison (3) . . . . . . . . . . .      1996   133,050       45,500       2,106            --
   Vice President, Finance,                       1995   126,125       69,400       2,106         5,000
   Chief Financial Officer, Secretary and         1994   118,750       42,200       2,106            --
   Treasurer

 Allyn D. Plejdrup . . . . . . . . . . . . .      1996   144,133       50,000       1,903            --
   Vice President, General Manager,               1995   131,500       83,600       1,902         5,000
   Label Group                                    1994   122,700       47,700       1,220            --
---------------

(1) Includes amounts earned during the subject year, but paid in the subsequent year.

(2) Consists of the value of the Company's contributions to group life insurance over $50,000. Excludes perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any Named Executive Officer.

(3) Mr. Addison served as the Company's Vice President, Finance, Chief Financial Officer, Secretary and Treasurer until March 1997.

AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUE TABLE

         Shown below is information relating to the value of unexercised options for each of the Named Executive Officers as of December 31, 1996:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                       NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                      UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
            NAME                    OPTIONS AT FISCAL YEAR-END    AT FISCAL YEAR-END (1)
            ----------------------  --------------------------    -----------------------
            Walter J. Kearns                 12,000                       $11,700
            William R. Rinehart               5,000                         9,375
            Morris W. Caudle                  5,000                         9,375
            Joseph C. Addison                 5,000                         9,375
            Allyn D. Plejdrup                 5,000                         9,375
---------------

(1) Calculated using closing per-share price of $10.875 of the Company's Common Stock on The Nasdaq National Market on December 31, 1996.
         The actual amount, if any, realized from unexercised options will be dependent upon the price of the Company's Common Stock at the time shares obtained upon exercise of such options are sold and, as to unexercisable options, whether restrictions upon exercise of such options lapse.

EMPLOYMENT AGREEMENT

         The Company has entered into an employment agreement (the "Employment Agreement") with Mr. Kearns which sets forth the terms and conditions of Mr. Kearns' employment as Chairman, President and Chief Executive Officer. The Employment Agreement provides for a base salary of $227,700, reviewable annually by the Board of Directors for increase, as well as an annual targeted bonus of 96% of the annual salary range midpoint ($239,000 for 1996), based upon the attainment by the Company of certain financial performance objectives. See "-- Annual Cash Bonus Plan."

         The Employment Agreement does not provide for a specified term of employment. If Mr. Kearns' employment is terminated by the Company without cause or if he resigns for good reason, other than within two years following a Change of Control (in each case, as defined in the Employment Agreement), Mr. Kearns would be entitled to receive severance payments and other benefits including: (a) a single lump sum payment of any accrued base salary, benefits and bonus under the Annual Cash Bonus Plan (as defined below); (b) continuation of base salary, bonus payments and certain fringe benefits for a period of 24 months following termination of employment, provided that such amounts shall be reduced if Mr. Kearns accepts third-party employment; and (c) full vesting of all outstanding stock options, if any.

         Within two years following a Change of Control, if Mr. Kearns' employment is terminated by the Company without cause or if he resigns for good reason, he would be entitled to receive certain lump sum payments and other benefits, including: (a) a single lump sum payment of any accrued base salary, benefits and bonus under the Annual Cash Bonus Plan; (b) a single lump sum payment equal to the sum of two times Mr. Kearns' applicable base salary and targeted annual bonus; and (c) reimbursement of any excise tax incurred under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), plus any resulting income taxes as a result of such reimbursement. In addition, upon the occurrence of a Change in Control, Mr. Kearns will become fully vested in all outstanding stock incentive awards, including all stock options, if any, granted to him.

         If Mr. Kearns' employment is terminated by the Company for cause or if he resigns without good reason, he would not be entitled to any severance pay or any other additional compensation.

ANNUAL CASH BONUS PROGRAM

         The Annual Cash Bonus Program provides for the granting of cash bonuses to officers and other key employees of the Company. Each year objective financial performance measurements for the Company and target bonus levels for each executive are approved in advance by the Compensation Committee of the Board of Directors. Bonus amounts are determined based on a combination of the performance results for the Company and individual performance goal results and are paid following the end of the fiscal year. The typical target bonus ranges from 10% to 40% of the annual salary range midpoint for the particular employee's position ("annual salary range midpoint"). Mr. Kearns' annual bonus target is 96% of annual salary range midpoint and may not exceed 149% of annual salary range midpoint pursuant to his employment agreement. The maximum bonus of the other named Executive Officers may not exceed 60% of their annual salary range midpoint.

TERMINATION BENEFITS AGREEMENTS

         The Company has entered into certain Termination Benefits Agreements (the "Termination Agreements") with each of the Company's executive officers other than Mr. Kearns and Mr. Thomas. Under the terms of the Termination Agreements, such executives are entitled to receive certain benefits upon the termination of their employment within two years following a Change in Control if termination is by the Company without cause or by such executive for good reason (all terms as defined in the Termination Agreements). Benefits payable upon termination would include: (a) a single lump sum payment of any accrued base salary, benefits and bonus under the Annual Cash Bonus Plan; (b) continuation of certain fringe benefits for a period of 12 months following termination of employment; (c) a single lump sum payment equal to 1 1/2 times the executive's applicable base salary and targeted annual bonus; and (d) reimbursement of any excise tax incurred under Section 4999 of the Code, plus any resulting income taxes. In addition, upon the occurrence of a Change in Control, the executive will become fully vested in all outstanding stock incentive awards, including all stock options, if any, granted to him.

RETIREMENT PLANS

         Pension Benefits. The Data Documents, Inc. Pension Plan (the "Pension Plan") is a non-contributory defined benefit pension plan covering all salaried and hourly employees of DDI who have completed one year of service and attained age 21, other than employees who are participants in a collective bargaining agreement that does not provide for participation in the Pension Plan. Upon retirement at normal retirement age (65), a participant in the Pension Plan is entitled to an annual pension benefit equal to 0.8% of his "average annual compensation" up to an amount equal to his "covered compensation" plus 1.2% of average annual compensation in excess of covered compensation multiplied by the number of years of service accrued by the participant, up to a maximum of 35 years. For purposes of the application of this formula, "average annual compensation" is calculated on the basis of the average of the highest-paid five consecutive years of the participant's final ten calendar years of service. "Covered compensation" is the average of the taxable wage bases in effect for each calendar year during the 35-year period ending on the last day of the calendar year in which the participant attains "retirement age" as defined in the Social Security Act. Benefits received are not reduced by amounts received from Social Security or other benefit plans. The normal form of pension benefit for a married participant is a joint and 50% survivor annuity and for a single participant is a straight life annuity. A participant becomes entitled to a non-forfeitable benefit under the Pension Plan upon completion of five years of service. For purposes of vesting and benefit accrual, an employee accrues one year of service upon completion of at least 1,000 hours of service in a calendar year. The Pension Plan also provides for payment of benefits upon a participant's early retirement date (attainment of age 55 with at least five years of service), actuarially reduced by factors set forth in the Pension Plan.

         The following table shows the annual pension benefits, calculated on the basis of a straight life annuity, that would be payable under the Pension Plan for retirement at age 65 for various levels of average annual compensation and years of service:


                                                            ANNUAL BENEFITS FOR YEARS OF SERVICE(2)
                                                   ------------------------------------------------------
    AVERAGE ANNUAL COMPENSATION(1) LEVELS:            15          20          25        30           35
    --------------------------------------         -------     -------     -------    -------     -------
    $100,000  . . . . . . . . . . . . .            $16,541     $22,055     $27,569    $33,083     $38,596
    $125,000  . . . . . . . . . . . . .             21,041      28,055      35,069     42,083      49,096
    $150,000(3) . . . . . . . . . . . .             25,541      34,055      42,569     51,083      59,596
---------------

(1) Under Section 401(a)(17) of the Code, effective for benefits accrued under the Pension Plan in Plan years beginning on or after January 1, 1994, compensation in excess of $150,000 must be disregarded.

(2) Under Section 415 of the Code, annual benefits which can be paid under the Pension Plan to any employee may not exceed an amount equal to $120,000, as adjusted annually.

(3) Due to the restrictions discussed in footnote (1) above, benefits for average annual compensation in excess of $150,000 are the same as those for average annual compensation of $150,000.

         Compensation for purposes of the determination of average annual compensation means the total earnings paid or made available to an employee during a Plan year, as defined in Section 415(c)(3) of the Code, but including compensation not currently includable in an employee's gross income by reason of the application of Sections 125 and 402(a)(8) of the Code.

For purposes of determining annual compensation, the Company includes the value of Company contributions for group life insurance over $50,000.

         The years of service, for Pension Plan purposes, and estimated average annual compensation as of December 31, 1996, of each individual named in the Summary Compensation Table above were: Mr. Kearns: 13 years, $431,554; Mr.
Addison: 16 years, $170,525; Mr. Caudle: 10 years, $191,908; Mr. Plejdrup: 16 years, $175,539; and Mr. Rinehart: 16 years, $185,473. The current vested annual benefits for those eligible to retire as of January 1, 1997 would be:
Mr. Kearns, $24,864; Mr. Addison, $26,604; Mr. Plejdrup, $25,428 and Mr. Rinehart, $26,496. Mr. Caudle is not currently eligible to retire.

         The Company currently intends to continue the Pension Plan, but has reserved the right to terminate it at any time.

         401(k) Plan. The Data Documents, Inc. 401(k) Salary Deferral Savings Plan (the "401(k) Plan") is a tax-qualified defined contribution plan that contains a qualified cash or deferred arrangement under Section 401(k) of the Code. All employees, other than those covered under collective bargaining agreements, are eligible to participate in the 401(k) Plan upon completion of one year of service. Employees may elect to contribute a percentage of their annual earnings to the 401(k) Plan on a pre-tax basis by payroll deduction up to a maximum of $9,500 each year (or such higher limit as the Internal Revenue Service may prescribe). The amounts so contributed are credited to individual accounts maintained for each 401(k) Plan participant in the tax-exempt trust established by the 401(k) Plan. Participants are fully vested at all times in such account balances. Amounts held in such accounts are invested at the direction of the participant in one or more of the several diversified investment funds made available by the Company as plan administrator. Other than forwarding the participants' salary deferrals to the 401(k) Plan on their behalf, the Company makes no contributions to the 401(k) Plan. The Company maintains separate 401(k) plans for its Denver, Colorado and Tacoma, Washington collective bargaining unit employees, which include contributions made by the Company. As a result of the acquisition of Cal Emblem Labels, Inc. in August 1995, the Company also maintains a 401(k) plan for employees of that subsidiary, with a matching contribution of 15% of a participant's salary deferrals made by the Company. Participants become fully vested in these matching contributions on a gradual schedule over seven years.

         As of December 31, 1996, the account balances under the 401(k) Plan of each individual named in the Summary Compensation Table above were: Mr. Kearns, $121, 626; Mr. Addison, $103,012; Mr. Caudle, $119,863; Mr. Plejdrup, $12,340;
and Mr. Rinehart, $86,134. Upon termination of employment, the foregoing officers would be entitled to receive a distribution of their account balances from the 401(k) Plan.

         The Company currently intends to continue the 401(k) Plan, but has reserved the right to terminate it at any time.

                             DIRECTOR COMPENSATION

         Each director who is not an employee of the Company receives an annual fee of $18,000 plus a fee of $500 for each attended regularly scheduled meeting as well as reimbursement of such directors' expenses relating to their activities as directors. Non- employee directors also receive automatic option grants every three years under the Company's 1995 Employee Stock Incentive Plan pursuant to a pre-determined formula.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                            EXECUTIVE COMPENSATION

         The executive compensation programs are administered by the Compensation Committee of the Board of Directors, which is comprised exclusively of non-employee directors. The Compensation Committee has utilized the proprietary system of HAY Associates, an independent consulting firm. Set forth below is the Compensation Committee's report for 1996.

COMPENSATION PHILOSOPHY

         The executive compensation program is designed to attract, retain and motivate executive personnel whose sustained performance will increase stockholder value through successful achievement of short-term corporate goals and long-term company objectives, and includes a mix of base salary and bonus. Each executive's compensation is integrally linked to the achievement of both specific individual goals and the Company's strategic business plans. BASE

SALARY

         A base salary range is established for each officer position based upon an evaluation of the skills and knowledge needed to perform the position, the decision and problem-solving abilities necessary to satisfactorily achieve the assigned duties and responsibilities, the accountability of the position and its impact on the operations and financial results of the Company.

         Each year the Company and the Compensation Committee compare base salary, bonus and total compensation ranges of the Company's executives to those of similar positions in comparable companies using independent survey data. These independent surveys are used to establish a base salary merit increase budget for each position within the Company. Within this budget, executives may or may not receive a base salary increase dependent upon performances in the prior year and their position relative to comparable company positions. The amount of increase, if any, varies with individual performance against established performance objectives.

ANNUAL INCENTIVE BONUS

         The Company's compensation program includes an annual incentive bonus that is expressed as a targeted percentage of salary range midpoint, typically 35%, for each position. A target bonus is paid when both financial performance (as measured by key components of earnings and cash flow) and individual performance objectives are met. The financial goals are directly related to the Company's strategic business plan. Individual performance goals are value added, representing achievements of annually agreed-upon objectives beyond normal position expectations. The Company's Chief Executive Officer recommends the specific objectives for the management team members to the Compensation Committee of the Board for approval.

         The annual incentive bonus program is structured to establish minimum expectations which determine whether any bonus will be paid. As performance exceeds the minimum, the amount of the targeted incentive earned increases.

INCENTIVE STOCK OPTIONS

         Prior to the Company's initial public offering in October 1995, its compensation programs were principally comprised of cash salary and bonus. Subsequent to such offering, the Compensation Committee implemented equity-based compensation incentives as an integral part of the Company's overall compensation program. The Company enjoys a significant equity culture with approximately 23.7% of its fully diluted shares outstanding held by members of management and the Board of Directors. The Compensation Committee believes that such ownership, together with the long-term incentive offered by increased ownership through option grants, positively aligns the interests of management and the Company's stockholders. The Company's incentive stock option grants typically vest over a three-year period and are granted at current market prices as of the date of grant. CHIEF EXECUTIVE OFFICER

COMPENSATION

         Mr. Kearns has served as the Company's Chief Executive Officer since the time of the 1988 Management Acquisition. In November 1994, the Company entered into an employment agreement with Mr. Kearns which sets forth the term and conditions of his employment. Mr. Kearns' employment agreement provides for a base salary of $227,700, reviewable annually as well as an annual targeted bonus of 96% of his salary range midpoint (subject to a cap of 149% of such midpoint), based upon the attainment by the Company of certain financial performance objectives. Mr. Kearns was granted an increase in base salary to $234,500 effective January 1995, and a subsequent increase to $245,100 effective January 1996. Mr. Kearns was awarded a year-end bonus of $229,400 which was based upon the Company exceeding cash flow and earnings objectives.

POLICY WITH RESPECT TO $1 MILLION DEDUCTION LIMIT

         Section 162(m) of the Internal Revenue Code limits the tax deductibility of annual compensation (including base salary, annual and longer-term incentives, gains from stock option exercises and certain benefits) paid to certain executive officers in excess of $1 million. This deduction limit does not apply to payments which qualify as "performance-based." To qualify as "performance-based," compensation payments must be determined solely upon the achievement of objective performance goals under a plan that is administered by a committee of outside directors. In addition, the material terms of the plan must be disclosed to and approved by stockholders, and the compensation committee must certify that the performance goals were achieved before payments can be made. It is the intent of the Company and the Compensation

Committee to structure the Company's compensation programs to conform with the
Section 162(m) limitations so that total compensation paid to any employee will not exceed $1 million in any one year, except for compensation payments that qualify as "performance- based" or are exempt for other reasons. However, it is possible at some point in the future that circumstances may arise that make it advisable, based upon sound business purposes, to authorize compensation that is not deductible.

         COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
         THOMAS W. BLUMENTHAL
         ROBERT W. CRUICKSHANK

         The report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

                       COMPENSATION COMMITTEE INTERLOCKS
              AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Neither Mr. Blumenthal nor Mr. Cruickshank is or has been an employee or officer of the Company or any of its subsidiaries.

                               PERFORMANCE GRAPH

         The following graph shows the Company's total return to stockholders compared to the Nasdaq Market Value Index1 ("Nasdaq") and a Peer Group Index2 ("Peer Group") over the period from October 3, 1995 (the initial day of trading of the Company's Common Stock) to December 31, 1996 (the final day of the most recently completed fiscal year).

----------------------------------

  1 Includes all issues trading over the Nasdaq National Market and Over-the-Counter Markets during the period from October 3, 1995 through December 31, 1996, weighted annually by market capitalization (shares outstanding multiplied by stock price).

  2 A Peer Group Index compiled and published by Media General Financial
    Services, Inc. comprised of certain business forms companies that were publicly traded in the United States at December 31, 1996, weighted annually by market capitalization (shares outstanding multiplied by stock price). Copies of this index can be obtained by ordering "SIC Code Group 2761 -- Manifold Business Forms" from Media General Financial Services, Inc., P.O. Box 85333, Richmond, VA. 23293, telephone number (804) 649-6587, and paying their standard fee.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
           AMONG DATA DOCUMENTS INCORPORATED, NASDAQ AND PEER GROUP
                      October 3, 1995 - December 31, 1996


                                                 10/3/95    12/31/95   12/31/96
                                                 -------    --------   --------
              Data Documents Incorporated        $100.00    $ 95.17     $120.00
              Nasdaq                              100.00     101.99      127.26
              Peer Group                          100.00      99.20      123.27

         The cumulative total return shown on the stock performance graph indicates historical results only and is not necessarily indicative of future results.

         Each line on the stock performance graph assumes that $100 was invested in the Company's Common Stock and the respective indices on October 3, 1995 (the initial day of trading of the Company's Common Stock). The graph then presents the value of these investments, assuming reinvestment of dividends, through December 31, 1996.

         The stock performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 17, 1997 (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Company's directors, (iii) by each Named Executive Officer and (iv) by all directors and executive officers as a group. The number of shares beneficially owned by each person shown in the table below is determined under rules of the Securities and Exchange Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise noted, the address of each such person is that of the Company at 4205 South 96th Street, Omaha, Nebraska 68127.

                                                                 NUMBER OF
                                                                SHARES(1)(2)      PERCENT
                                                                ------------      -------
                Walter J. Kearns(3) . . . . . . . . . . . .        845,443         8.8%
                A. Robert Thomas  . . . . . . . . . . . . .              0         *
                Morris W. Caudle(4) . . . . . . . . . . . .        349,362         3.6
                Allyn D. Plejdrup(5)  . . . . . . . . . . .        356,762         3.7
                William R. Rinehart(6)  . . . . . . . . . .        174,762         1.8
                Joseph C. Addison(7)  . . . . . . . . . . .        360,095         3.7
                Thomas W. Blumenthal(8) . . . . . . . . . .         83,654         *
                Robert W. Cruickshank(9)  . . . . . . . . .         47,913         *
                All directors and executive officers
                 as a group (9 persons)(10) . . . . . . . .      2,286,595        23.7

---------------

*        Indicates ownership of less than one percent

(1) The shares of Common Stock underlying options, warrants, rights or convertible securities that are exercisable as of March 17, 1997 or that will become exercisable within 60 days thereafter are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options, warrants, rights or convertible securities, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person.

(2) Unless otherwise noted, sole voting and dispositive power are possessed with respect to all shares of Common Stock shown.

(3) Includes 5,200 shares held by members of Mr. Kearns' family, as to which Mr. Kearns disclaims beneficial ownership. Also includes 4,000 shares of Common Stock issuable upon exercise of options by Mr. Kearns.

(4) Includes 76,200 shares held by members of Mr. Caudle's family, as to which Mr. Caudle disclaims beneficial ownership. Also includes 1,667 shares of Common Stock issuable upon exercise of options by Mr. Caudle.

(5) Includes 1,667 shares of Common Stock issuable upon exercise of options by Mr. Plejdrup. Mr. Plejdrup's address is Data Documents, 3403 Dan Morton Drive, Dallas, Texas 75236-1068.

(6) Includes 86,547 shares held by members of Mr. Rinehart's family, as to which Mr. Rinehart disclaims beneficial ownership. Also includes 1,667 shares of Common Stock issuable upon exercise of options by Mr. Rinehart.

(7) Includes 5,000 shares of Common Stock issuable upon exercise of options by Mr. Addison. Mr. Addison's address is 1118 North 122 Street, Omaha, Nebraska 68154.

(8) Includes 2,000 shares held by members of Mr. Blumenthal's family, as to which Mr. Blumenthal disclaims beneficial ownership. Also includes 9,333 shares of Common Stock issuable upon exercise of options by Mr. Blumenthal. Mr. Blumenthal's address is
       c/o The Baupost Group, 44 Brattle Street, Second Floor, Cambridge, Massachusetts 02138.

(9) Includes 1,000 shares of Common Stock issuable upon exercise of options by Mr. Cruickshank. Mr. Cruickshank's address is P.O. Box 396, New Canaan, Connecticut 06840.

(10) Includes 27,667 shares of Common Stock issuable upon exercise of options by executive officers and directors as a group. Also includes, for certain executive officers and directors, shares held by family members, as to which such executive officers and directors disclaim beneficial ownership.

                             CERTAIN TRANSACTIONS

STOCKHOLDERS' AGREEMENT AND REGISTRATION RIGHTS

         In connection with the acquisition of the Company in 1988 by certain members of management (the "Management Stockholders") and certain private investors (including entities affiliated with Mark R. Allison, a former director of the Company), the Management Stockholders, the private investors, and the Company entered into a Stock Subscription Agreement, which was amended and restated upon the consummation of the Company's November 1994 13-1/2% Senior Note offering (as amended and restated, the "Stockholders' Agreement").

         Most of the rights contained in the Stockholders' Agreement terminated upon consummation of the Company's initial public offering in October 1995, except that all of the parties thereto continue to have incidental, or piggyback, registration rights if the Company proposes to register any of its equity securities under the Securities Act of 1933 (other than in certain instances) subject to customary underwriting cut-back and hold-back provisions. The registration rights of the Stockholders' Agreement continue until September 1, 2004. The Company will pay all expenses relating to any such registrations other than underwriting discounts and commissions.

CONSULTING AGREEMENTS

         Mr. Allison, a former director of the Company, was previously the Chief Executive Officer of Ashtree Holdings, Inc. (formerly known as Lafarick Corporation in Los Angeles, and prior to that known as Raebarn Corporation, "Ashtree"), which initiated the 1988 acquisition of the Company, since 1985. Pursuant to an Agreement for Management, Advisory and Consulting Services, dated as of February 26, 1988, among DDI, the Company and a predecessor-in-interest to Ashtree (the "Raebarn Agreement"), the Company paid such predecessor a transaction fee of $600,000 upon consummation of the 1988 Acquisition. In 1991, the predecessor-in-interest assigned 50% of its rights and obligations under the Raebarn Agreement to Ashtree. Pursuant to the Raebarn Agreement, the Company agreed to pay Ashtree, as assignee, an annual fee of $125,000, in addition to out-of-pocket expenses for a term of ten years which was to expire in February 1998. The parties terminated the Raebarn Agreement effective upon consummation of the Senior Note offering in November 1994 and recorded the present value of the liability at the time of such termination. In connection with such termination, the Company agreed to make termination payments to Ashtree of $125,000 per year, subject to a 4% annual increase through December 1, 2002. The Company made payments aggregating $135,000 to Ashtree during 1996 in accordance with this agreement.

TRANSACTIONS WITH AFFILIATES

         The Board of Directors has adopted a policy that any transactions between the Company and its officers, directors, principal stockholders or other affiliated parties are subject to approval by a majority of the Company's disinterested directors.

                         RATIFICATION OF SELECTION OF
                        INDEPENDENT PUBLIC ACCOUNTANTS

         Subject to ratification by the stockholders at the Annual Meeting, the Board of Directors has selected Deloitte & Touche LLP to serve as the independent certified public accountants for the Company and its subsidiaries in 1997. Deloitte & Touche LLP has served as the independent certified public accountants of the Company since 1988. Representatives of Deloitte & Touche LLP are expected to be present at the Meeting to make a statement should they desire to do so and will be available to respond to appropriate questions that may be asked by stockholders.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR 1997.

                                 ANNUAL REPORT

         The Company's Annual Report to Stockholders is being mailed to all stockholders. Any stockholder who has not received a copy may obtain one by writing to the Company at 4205 South 96th Street, Omaha, Nebraska 68127,
Attention: Ms. Anita M. Meints. In addition, any person wishing to receive a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (excluding the exhibits thereto) may obtain a copy by sending a written request to the Company at the same address.

                             STOCKHOLDER PROPOSALS
                  FOR THE 1998 ANNUAL MEETING OF STOCKHOLDERS

         Any eligible stockholder of the Company wishing to have a proposal considered for inclusion in the Company's 1998 proxy solicitation materials must set forth such proposal in writing and file it with the Secretary of the Company on or before January 9, 1998. The Board of Directors of the Company will review new proposals received from eligible stockholders by that date and will determine whether such proposals will be included in its 1998 proxy solicitation materials. Generally, a stockholder is eligible to present proposals if he or she has been for at least one year the record or beneficial owner of at least one percent or $1,000 in market value of securities entitled to be voted at the 1998 Annual Meeting of Stockholders and he or she continues to own such securities through the date on which the meeting is held.

                          DATA DOCUMENTS INCORPORATED
                 4205 South 96th Street, Omaha, Nebraska 68127
          This Proxy is Solicited on Behalf of the Board of Directors

        The undersigned hereby appoints Walter J. Kearns and A. Robert Thomas as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse, all shares of Common Stock of Data Documents Incorporated (the "Company") held of record by the undersigned on April 3, 1997 at the Annual Meeting of Stockholders to be held on May 8, 1997 or any adjournment thereof.


                        (To Be Signed on Reverse Side.)

        Please mark your
A   [X] votes as in this
        example.

                                  WITHHOLD
                                  AUTHORITY
                          to vote for all nominees      Nominees:
                  FOR         listed at right           Walter J. Kearns
1. ELECTION OF    [_]                [_]                Joseph C. Addison
   DIRECTORS                                            Thomas W. Blumenthal
                                                        Robert W. Cruickshank

                                                    FOR   AGAINST   ABSTAIN
2. Proposal to ratify the selection of Deloitte &   [_]     [_]       [_]
   Touche LLP to serve as the Company's
   independent accountants for fiscal 1997.

3. In their discretion, upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

THIS PROXY WILL BE VOTED AS DIRECTED. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR THE FOUR NOMINEES FOR ELECTION AND FOR PROPOSAL 2.

STOCKHOLDERS ARE URGED TO DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED WITHIN THE UNITED STATES.


SIGNATURES _____________________________________ Dated _________________, 1997


------------------------------
Signature if Held Jointly

Note: Please sign exactly as your name or names appear on stock certificate (as indicated hereon).